

CALIX, INC.
2777 Orchard Parkway
San Jose, California 95134

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 8, 2025

To the Stockholders of Calix, Inc.:

The Annual Meeting of Stockholders ("Annual Meeting") of Calix, Inc. ("Calix"), will be held virtually, via live webcast at www.virtualshareholdermeeting.com/CALX2025, on Thursday, May 8, 2025 at 10:45 a.m. Pacific Daylight Time. The Annual Meeting will be held for the following purposes:

1. To elect three directors to the Calix Board of Directors ("Board");

2. To approve the Fourth Amended and Restated 2019 Equity Incentive Award Plan (as amended and restated, the "2019 Plan") to increase the number of shares of common stock issuable under the 2019 Plan by 4,000,000 shares;

3. To approve 1,250,000 shares of common stock reserved for issuance for the matching component of the Calix, Inc. Stock Purchase and Matching Plan (the "Stock Purchase and Matching Plan"), which constitutes an amendment and restatement of the Third Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan (the "Nonqualified ESPP");

4. To approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs");

5. To ratify the selection of KPMG LLP as Calix's independent registered public accounting firm for the fiscal year ending December 31, 2025; and

6. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The above items of business are more fully described in the Proxy Statement. Only stockholders of record who owned Calix common stock at the close of business on March 11, 2025 can vote at this meeting or any adjournments that take place.

We have elected to use the Internet as our primary means of providing our proxy materials to stockholders. As a result, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") rather than mailing a paper copy of this Proxy Statement and our 2024 Annual Report. The Notice will be sent on or about March 27, 2025 to our stockholders of record as of the close of business on March 11, 2025. We are also providing access to our proxy materials over the Internet beginning on or about March 27, 2025. Electronic delivery of our proxy materials minimizes printing and mailing costs and reduces the environmental impact of the proxy materials.

The Notice contains instructions for accessing the proxy materials, including the Proxy Statement and our 2024 Annual Report, and provides information on how stockholders may obtain paper copies free of charge. The Notice also provides the date and time of the virtual Annual Meeting, the matters to be acted upon at the meeting and the Board's recommendation with regard to each matter and information on how to attend the virtual Annual Meeting and vote online.

You are cordially invited to attend the virtual Annual Meeting. Whether or not you expect to attend, you should vote and submit your proxy over the Internet following the voting procedures described in the Notice to ensure that your vote is recorded. We strongly encourage you to vote by Internet or phone by following the instructions described in the Notice. If you have requested and received paper copies of proxy materials in lieu of the Notice, we still encourage you to vote by phone, but if you do not have access to a phone you may sign, date and return by mail the proxy card sent to you.

By Order of the Board of Directors

/s/ Douglas McNitt

Douglas McNitt
Corporate Secretary

San Jose, California
March 27, 2025

The Notice of Annual Meeting, Proxy Statement and Form of Proxy are being distributed and made available on or about March 27, 2025.

PROXY STATEMENT
FOR 2025 ANNUAL MEETING OF STOCKHOLDERS
TABLE OF CONTENTS

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CALIX, INC.
2777 Orchard Parkway
San Jose, California 95134

PROXY STATEMENT
FOR THE 2025 ANNUAL MEETING OF STOCKHOLDERS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
STOCKHOLDER MEETING TO BE HELD ON MAY 8, 2025

The Board of Directors of Calix, Inc. is soliciting your proxy to vote at the virtual Annual Meeting of Stockholders to be held on May 8, 2025, at 10:45 a.m. Pacific Daylight Time, and any adjournment or postponement of that meeting ("Annual Meeting"). The Annual Meeting will be held via live webcast only at www.virtualshareholdermeeting.com/ CALX2025.

We have elected to provide access to our proxy materials on the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") to our stockholders of record as of March 11, 2025 ("Record Date"), while brokers and other nominees who hold shares on behalf of beneficial owners will be sending their own similar notice. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to request a printed copy by mail or email may be found in the Notice and on the website referred to in the Notice, including an option to request paper copies prior to the Annual Meeting by April 24, 2025, and thereafter on an ongoing basis until June 8, 2025. On or about March 27, 2025, we are making this Proxy Statement available on the Internet and are mailing the Notice to all stockholders entitled to vote at the Annual Meeting. We intend to mail or email this Proxy Statement, together with a proxy card, only to those stockholders entitled to vote at the Annual Meeting who have properly requested paper copies of such materials within three business days of request.

The only voting securities of Calix, Inc. are shares of common stock, $0.025 par value per share ("common stock"), of which there were 66,648,716 shares outstanding as of the Record Date. We need the holders of a majority of the outstanding shares of common stock, present or represented by proxy, to hold the Annual Meeting.

In this Proxy Statement, we refer to Calix, Inc. as the "Company," "Calix," "we" or "us" and the Board of Directors as the "Board." When we refer to Calix's fiscal year, we mean the year ended December 31 of the stated year.

Our 2024 Annual Report to Stockholders, which contains consolidated financial statements for 2024, accompanies this Proxy Statement. Stockholders who received the Notice can access this Proxy Statement and the 2024 Annual Report to Stockholders at the website referred to in the Notice. You also may obtain a copy of our 2024 Annual Report, which was filed with the Securities and Exchange Commission ("SEC"), without charge, by writing to our Investor Relations department at the above address. Our 2024 Annual Report and Proxy Statement are also available under "Financials" in the Investor Relations section of our website at investor-relations.calix.com and at the SEC's web site at www.sec.gov.

THE PROXY PROCESS AND STOCKHOLDER VOTING

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on March 11, 2025, will be entitled to vote online at the Annual Meeting. At the close of business on March 11, 2025, there were 66,648,716 shares of common stock outstanding and entitled to vote.

For Shares Registered in Your Name

If, on March 11, 2025, your shares were registered directly in your name with Calix's transfer agent, Computershare Inc., then you are a registered stockholder and will receive the proxy materials directly from Broadridge Financial Solutions, Inc. ("Broadridge"), an independent agent who we have engaged to tabulate votes for the Annual Meeting. You are the stockholder of record and may vote online at the Annual Meeting or vote by proxy.

Whether or not you expect to attend, you should vote and submit your proxy over the Internet following the voting procedures described in the Notice to ensure that your vote is recorded. If you have requested and received paper copies of proxy materials, you can also vote over the phone or by signing, dating and returning by mail the proxy card sent to you.

For Shares Registered in the Name of a Broker, Bank or Other Agent

If, on March 11, 2025, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner of the shares, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also welcome to join the Annual Meeting and to vote online.

What do I need in order to be able to join the Annual Meeting online?

Any stockholder can join the Annual Meeting live online at www.virtualshareholdermeeting.com/CALX2025. The webcast will start at 10:45 a.m. Pacific Daylight Time. Stockholders may vote and submit questions while attending the Annual Meeting online. In order to be able to participate in the online Annual Meeting, you will need the control number included on your Notice or, if you received a printed copy of the proxy materials, your proxy card if you are a registered stockholder, or included with your voting instruction card and voting instructions you received from your broker, bank or other agent if you hold your shares in "street name." Instructions on how to participate online are also posted online at www.virtualshareholdermeeting.com/CALX2025.

Why is Calix holding the Annual Meeting online?

Calix has held its annual meetings online since 2012. Among other reasons, Calix believes holding the Annual Meeting online enables broader stockholder attendance and participation from any location around the world, minimizing travel time and cost. In designing our online format, we have taken measures to facilitate easy access and to ensure our virtual meeting provides all stockholders with equal access to ask questions of our Board and management. Our virtual meeting allows participating stockholders to vote on proposals, access our Proxy Statement and 2024 Annual Report and engage in a live Q&A with our Board, management and auditors. In addition, a recording of our Annual Meeting is publicly available for a year following each annual meeting at www.virtualshareholdermeeting.com/CALX2025.

What am I being asked to vote on?

You are being asked to vote on:

- election of three Class III directors to hold office until our 2028 Annual Meeting of Stockholders (Proposal No. 1);

- approval of the Fourth Amended and Restated 2019 Equity Incentive Award Plan (as amended and restated, the "2019 Plan") to increase the number of shares of common stock issuable under the 2019 Plan by 4,000,000 shares (Proposal No. 2);

- approval of the 1,250,000 shares of our common stock reserved for issuance under the matching component of the Stock Purchase and Matching Plan (Proposal No. 3);

- approval, on a non-binding, advisory basis of the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement (Proposal No. 4); and

- ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 (Proposal No. 5).

In addition, you are entitled to vote on any other matters that are properly brought before the Annual Meeting.

How does the Board recommend I vote on the Proposals?

The Board recommends that you vote:

- **FOR** each of the Class III director nominees;

- **FOR** approval of the 2019 Plan to increase the number of shares of common stock issuable under the 2019 Plan by 4,000,000 shares;

- **FOR** approval of the 1,250,000 shares of our common stock reserved for issuance under the matching component of the Stock Purchase and Matching Plan;

- **FOR** approval, on a non-binding, advisory basis, of the compensation of our NEOs; and

- **FOR** ratification of the selection of KPMG LLP as our independent registered public accounting firm.

How do I vote?

For election of directors, you may either vote "For" the three nominees or you may "Withhold" your vote for all or for any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

For Shares Registered in Your Name

If your shares are registered in your name, you may vote using any of the following methods:

- To vote over the Internet prior to or during the Annual Meeting, follow the online instructions provided on the Notice.

- To vote by phone, call the toll-free number found on the proxy card, which you can request by following the instructions provided on the Notice.

- To vote by mail, follow the instructions provided on the Notice to request a proxy card and complete, sign and date the proxy card, and return it promptly by mail.

- Whether or not you plan to join the Annual Meeting, we strongly encourage you to vote by Internet or phone to ensure that your vote is timely received and counted. You may still vote by mail if you do not have access to the Internet or a phone. As long as we receive your signed proxy card, or your vote by Internet or phone, by 11:59 p.m. Eastern Daylight Time on May 7, 2025, we will vote your shares as you direct. Even if you have submitted a proxy or voted by phone or the Internet before the Annual Meeting, you may still join the Annual Meeting and vote online. In such case, your previously submitted proxy or vote will be disregarded.

For Shares Registered in the Name of a Broker, Bank or Other Agent

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should receive a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. You should follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy card. You may also vote online at the Annual Meeting by following the voting instructions provided by your broker, bank or other agent to log in to www.virtualshareholdermeeting.com/CALX2025 and cast your vote. You should also complete and mail the voting instruction card to ensure that your vote is counted.

Who counts the votes?

We have engaged Broadridge as our independent agent to tabulate stockholder votes. If you are a registered stockholder and you choose to vote over the Internet (either prior to or during the Annual Meeting) or by phone, Broadridge will access and tabulate your vote electronically, and if you have requested and received proxy materials via mail or email and choose to sign and mail your proxy card, your executed proxy card is returned directly to Broadridge for tabulation. As noted above, if you hold your shares through a broker, your broker (or its agent for tabulating votes of shares held in "street name") returns one proxy card to Broadridge on behalf of all its clients.

What is the required vote and how are votes counted?

A majority of the outstanding shares of common stock must be present or represented by proxy at the Annual Meeting in order to have a quorum. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum.

With respect to Proposal No. 1, the election of directors, directors will be elected by a plurality of the votes cast, which means that the three nominees receiving the highest number of "For" votes will be elected. Abstentions and broker non-votes will have no effect with regard to this proposal, because approval of a percentage of shares present or outstanding is not required for this proposal.

With respect to Proposals No. 2, 3, 4 and 5, the affirmative vote of the holders of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal is required for approval. Abstentions have the same effect as a vote against these proposals.

Because your vote on Proposal No. 4 is advisory, it will not be binding on us, our Board or our Talent and Compensation Committee. However, we value our stockholders' views on the effectiveness of our executive compensation program. Our Board and Talent and Compensation Committee consider the annual advisory vote of our stockholders and our stockholders' views when making decisions about executive compensation.

Under the New York Stock Exchange ("NYSE") rules, brokers are permitted to vote their clients' proxies in their own discretion as to certain "routine" proposals. However, where a proposal is considered "non-routine," a broker who has received no instructions from its client generally does not have discretion to vote its clients' uninstructed shares on that proposal. When a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, the missing votes are referred to as "broker non-votes." Those shares would be considered present for purposes of determining whether a quorum is present but would not be counted in determining the number of votes present for the proposal. Those shares would not be taken into account in determining the outcome of a non-routine proposal.

Under NYSE rules, Proposals No. 1 through No. 4 are non-routine matters while Proposal No. 5 is a routine matter. Because brokers cannot vote uninstructed shares on behalf of their customers for non-routine matters, it is important that stockholders vote their shares.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 11, 2025.

What if I return a proxy card but do not make specific choices?

If you have properly requested and received a proxy card by mail or email, and we receive a signed and dated proxy card that does not specify how your shares are to be voted, your shares will be voted "For" the election of each of the three nominees for director and "For" Proposals No. 2 though No. 5. If any other matter is properly presented at the Annual Meeting, the individuals named as proxy holders on your proxy card will vote your shares in the manner recommended by the Board on all proposals presented in this Proxy Statement and as they may determine in their best judgment as to any other matters properly presented for vote at the Annual Meeting.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors, officers and employees may also solicit proxies in person, by phone or by other means of communication. Directors, officers and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

In addition, we have engaged D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $12,500, plus reasonable out-of-pocket-expenses.

What does it mean if I receive more than one Notice or set of materials?

If you receive more than one Notice or more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must follow the instructions for voting on the Internet on all of the Notices or proxy cards you receive via mail or email upon your request, which includes voting over the Internet, phone or by signing and returning all of the proxy cards you request and receive.

Can I change my vote after submitting my proxy or voting on the Internet or by phone?

Yes. You can revoke your proxy or prior vote at any time before the final vote at the Annual Meeting. If you are the registered stockholder for your shares, you may revoke your proxy or prior vote in any one of three ways:

- You may submit another properly completed proxy card with a later date or submit a new vote on the Internet or by phone using the same instructions followed when you submitted your prior vote.

- You may send a written notice that you are revoking your proxy to Calix's Corporate Secretary at Calix, Inc., 2777 Orchard Parkway, San Jose, California 95134, or corporate.secretary@calix.com.

- You may join the Annual Meeting and vote online. Simply logging into the Annual Meeting will not, by itself, revoke your proxy or prior vote.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them, or you may join the Annual Meeting and vote online.

How will voting on any business not described in this Proxy Statement be conducted?

We are not aware of any business to be considered at the Annual Meeting other than the items described in this Proxy Statement. If any other matter is properly presented for vote at the Annual Meeting and you are not attending the meeting in person but have voted by proxy, the individuals named as proxy holder on your proxy card will vote your shares as they may determine in their best judgment.

When are stockholder proposals due for next year's Annual Meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by November 27, 2025, to Calix's Corporate Secretary at 2777 Orchard Parkway, San Jose, California 95134 or corporate.secretary@calix.com. If you wish to submit a proposal that is not to be included in next year's proxy materials under the SEC's stockholder proposal procedures or nominate a director, you must do so between January 8, 2026 and February 7, 2026; provided that if the date of the annual meeting is earlier than April 8, 2026 or later than July 7, 2026, you must give notice not later than the 90th day prior to the annual meeting date or, if later, the 10th day following the date on which public disclosure of the annual meeting date is first made. You are also advised to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. We intend to file a proxy statement and WHITE proxy card with the SEC in connection with our solicitation of proxies for our 2025 annual meeting. Stockholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by Calix with the SEC without charge from the SEC's website at: www.sec.gov.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if the holders of a majority of the shares of common stock issued and outstanding and entitled to vote are present or represented by proxy at the Annual Meeting. On the Record Date, there were 66,648,716 shares outstanding and entitled to vote. Accordingly, 33,324,359 shares must be represented by stockholders present at the Annual Meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum if you submit a valid proxy vote or vote online at the Annual Meeting. Abstentions and broker non-votes also will be counted towards the quorum requirement. If there is no quorum, either the chairperson of the Annual Meeting or a majority in voting power of the stockholders entitled to vote at the Annual Meeting, present or represented by proxy, may adjourn the Annual Meeting to another time or place.

How can I find out the results of the voting at the Annual Meeting?

Voting results will be announced by the filing of a Current Report on Form 8-K within four business days after the Annual Meeting. If final voting results are unavailable at that time, we will file an amended Current Report on Form 8-K within four business days of the day the final results are available.

CORPORATE GOVERNANCE

Overview

Our Board is responsible for providing oversight over the Company's business and affairs, including the Company's strategic direction, as well as the management and financial and operational execution that can best perpetuate the success of the business and support the long-term interests of our stockholders. To effectively support its responsibilities, the Board has three principal board committees: an Audit Committee, a Nominating and Corporate Governance Committee and a Talent and Compensation Committee that each carry out responsibilities set out in specific committee charters approved by the Board and consistent with applicable requirements of the NYSE and the SEC. The Board has also established a Cybersecurity Committee and a Strategic Committee, each with specific committee charters approved by the Board. The Board and each Board committee may at their discretion retain outside advisors at the Company's expense in carrying out their responsibilities.

Our Board is committed to good corporate governance practices and seeks to represent stockholder interests through the exercise of sound judgment. To this end, the Board has adopted Corporate Governance Guidelines ("Guidelines") that provide specific provisions for the governance of the Board and Company. We have a Code of Business Conduct and Ethics ("Code of Conduct") applicable to all directors, officers and employees that is approved and adopted by our Board representing our commitment to the highest standards of ethics and integrity in the conduct of our business. Our bylaws, together with the Guidelines, the Board committee charters and our Code of Conduct serve as the governance and compliance framework of the Company.

On an annual basis, the Board and its committees review the Guidelines, Board committee charters and our Code of Conduct. The Guidelines, the written charter for each of the Audit Committee, Nominating and Corporate Governance Committee, Talent and Compensation Committee, Cybersecurity Committee, Strategic Committee and the Code of Conduct, as well as any amendments from time to time, may be found under "Governance" in the Investor Relations section of our website at investor-relations.calix.com. The referenced information on the Investor Relations section of our website is not a part of this Proxy Statement.

Leadership Structure of the Board

Under our bylaws, our Board appoints our corporate officers, including the chief executive officer. Mr. Weening serves as president and chief executive officer and is responsible for setting the strategic direction for and the day-to-day leadership and performance of Calix. Mr. Russo, who previously served as chief executive officer until October 2022, has served as chairman of the Board of Directors since July 2021. Mr. Peters has served as lead independent director since August 2024 and will serve in this capacity until the expiration of his term upon our 2027 Annual Meeting. Mr. Russo consults with Mr. Peters and sets the agenda for Board meetings and presides over meetings of the full Board. Mr. Russo is not "independent" under the rules of the NYSE. Mr. Peters is "independent" as defined under the rules of the NYSE and has significant executive leadership, strategic and operational experience including multiple executive leadership roles at large publicly-traded technology companies. The Board believes that the current board leadership structure is best for Calix and its stockholders at this time. Our Nominating and Corporate Governance Committee periodically reviews and recommends to the Board the leadership structure of the Board.

Board Independence

Among other considerations, the Board strongly values independent board oversight as an essential component of strong corporate performance. On at least an annual basis, the Board undertakes a review of the independence of each director and considers whether any director has a material relationship with Calix. The Board evaluates each director under the independence rules of the NYSE and the non-employee director and audit committee independence requirements of the SEC.

Seven of the total nine current directors of our Board are independent under NYSE rules:

Director	Independent	Director Since
Christopher J. Bowick	Independent	2014
Kathleen Crusco	Independent	2017
Eleanor Fields (1)	Independent	2023
Kira Makagon	Independent	2017
Rajatish Mukherjee	Independent	2022
Wade Oosterman	Independent	2024
Kevin Peters	Independent	2014
Carl Russo	Not Independent	1999
Michael Weening	Not Independent	2023

(1)   Ms. Fields will no longer serve on the Board nor any committee of the Board upon the expiration of her term on May 8, 2025.

The NYSE rules require listed company boards have at least a majority of independent directors. Based on its evaluation, our Board determined that each of Messrs. Bowick, Mukherjee, Oosterman and Peters and each of Mses. Crusco, Fields and Makagon, representing seven of Calix's nine current directors, and Michael J. Berry, a nominee for Class III director, are independent directors as defined under the NYSE rules. Mr. Russo, our chairman, and Mr. Weening, our president and chief executive officer, are the only members of the Board who are not independent.

Board Composition and Qualifications

The Board assesses Board composition and qualifications at least annually. In assessing Board composition and qualifications, as well as in evaluating candidates for nomination or to fill vacancies on the Board, the Board seeks to maximize effectiveness of the Board and its committees to perpetuate the success of the Company, to best represent stockholder interests through the exercise of sound judgment and to assure continuity in the Board's oversight over the Company and management. The Board places significant emphasis on ensuring an appropriate mix of characteristics, skills and experience for the Board as a whole and as to each individual director. The Board has delegated the evaluation of the skills and attributes of the Board as a whole and each individual director against the Company's needs and strategic direction to the Nominating and Corporate Governance Committee pursuant to the committee's charter. Among other considerations, the Board seeks to ensure an appropriate mix of expertise in executive and corporate leadership, range of backgrounds, perspectives and experiences, personal and professional integrity, ethics and values, financial and operational experience, depth of knowledge related to our business, business risks and operations, as well as expertise and insights in technologies, industries and markets relevant to our strategic plans, as set forth in our Corporate Governance Guidelines.

Our Board believes the current mix of skills, backgrounds, service period and attributes of our Board maximizes the effectiveness of our Board in its oversight responsibilities. In 2017, Mses. Makagon and Crusco joined our Board, with Ms. Makagon bringing substantial expertise in global platform strategy, technology, cybersecurity, operations and high-technology executive leadership and Ms. Crusco adding deep financial, accounting and operational expertise, public company leadership and governance experience. In 2022, Mr. Mukherjee joined our Board, bringing expertise in cloud software products, top-tier talent acquisition and small business solutions. More recently, in 2024, Mr. Oosterman joined our Board, bringing global experience in the wireless, residential and small business segments, and extensive background in media, including television, radio and digital, and deep brand and marketing experience. We anticipate that Mr. Berry will bring additional finance, operations and general management experience in the global software and security appliance industries. Our Board also considers board tenure and mix of shorter, medium and longer tenure of board service in its review of Board composition. The average tenure of our independent directors (excluding Ms. Fields, whose term as a director expires on May 8, 2025) is approximately six years.

A depiction of the mix of key skills and attributes representative of our current Board and their tenure as directors and ages (excluding Ms. Fields, whose term as a director expires on May 8, 2025) is as follows:

Mix of Board Skills

Corporate Leadership	Public Company Experience	Financial Literacy	Technology, R&D and Innovation	Board Leadership	Operations
Risk Management	Strategy	Legal and Governance	Industry-Specific Experience	Cybersecurity	
				Audit Committee Finance and Accounting Expert	

Tenure (Independent Directors)	Age (All Directors)
5.9 Years Average Tenure	60 Average Years of Age
0-5 Years Tenure: three directors	40-49 Years of Age: two directors
6-10 Years Tenure: four directors	50-59 Years of Age: one directors
11+ Years Tenure: none	60+ Years of Age: six directors

Board Meetings and Committees

During 2024, our Board met six times, and each Board member attended 75% or more of the total number of meetings of the Board and of the committees on which he or she served. In addition, our Board met in executive session without management present during its four regularly scheduled meetings in 2024. Our chairman of the Board presides over the executive sessions of the Board, and our lead independent director presides over the independent director sessions of the Board.

We encourage our directors to attend our annual meetings of stockholders, and all of our directors attended our 2024 annual meeting of stockholders.

The Board has established three principal Board committees: the Audit Committee, the Nominating and Corporate Governance Committee, and the Talent and Compensation Committee. In June 2017, the Board established a fourth Board committee, the Cybersecurity Committee, and in June 2018, the Board established a fifth Board committee, the Strategic Committee. The memberships of all five Board committees in 2024 were composed entirely of independent directors.

Committees of the Board of Directors
(All Committee Members are Independent)

Audit Committee	Talent and Compensation Committee	Nominating and Corporate Governance Committee
Chair: Kathleen Crusco Other Members: Eleanor Fields & Kevin Peters	Chair: Christopher J. Bowick Other Members: Kira Makagon & Rajatish Mukherjee	Chair: Kevin Peters Other Members: Christopher J. Bowick & Wade Oosterman

Cybersecurity Committee		Strategic Committee
Chair: Kevin Peters Other Members: Kira Makagon & Rajatish Mukherjee		Chair: Wade Oosterman Other Members: Kathleen Crusco & Eleanor Fields

Audit Committee

Our Audit Committee is established in accordance with Section 3(a)(58)(A) of the Exchange Act and is responsible for overseeing management of Calix's risks relating to accounting matters, financial reporting and legal and regulatory

compliance. Each director serving on our Audit Committee is independent within the meaning of the NYSE listing standards and applicable rules and regulations of the SEC.

The current members of our Audit Committee are Mses. Crusco and Fields and Mr. Peters, with Ms. Crusco serving as the Audit Committee chair. Our Board has determined that Ms. Crusco and Mr. Peters are each an "audit committee financial expert" as defined under the SEC rules and that Ms. Crusco's service on the audit committee of one other public company would not impair her ability to effectively serve on our Audit Committee. Ms. Fields will no longer serve on the Board nor on any committee of the Board upon the expiration of her term on May 8, 2025. Upon the commencement of Mr. Berry's service on the Board, it is expected that he will serve on the Audit Committee as an "audit committee financial expert" as defined under the SEC rules. During 2024, the Audit Committee met eleven times and conducted private sessions with our independent registered public accounting firm and with individual members of management at its regularly scheduled meetings. The Audit Committee also meets regularly in executive session without management present at its scheduled meetings.

Our Audit Committee oversees our corporate accounting and financial reporting process. Among other matters, the Audit Committee evaluates the independent registered public accounting firm's qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fees; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of Calix's quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on Calix's engagement team as required by law; reviews Calix's critical accounting policies and estimates; oversees the internal audit function; oversees the Company's management of the legal function and compliance program; and annually reviews the Audit Committee charter and the committee's performance. The Audit Committee operates under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. The Audit Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Audit Committee may at its discretion retain outside advisors at the Company's expense.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for overseeing management of Calix's risks associated with the composition of the Board and its committees and the independence of the Board and potential conflicts of interest as well as for overseeing matters of corporate governance (including environmental, social and governance ("ESG") matters). Each director serving on our Nominating and Corporate Governance Committee is independent within the meaning of the NYSE listing standards.

Our Nominating and Corporate Governance Committee as of the Record Date consisted of Messrs. Bowick, Oosterman and Peters, with Mr. Peters serving as the Nominating and Corporate Governance Committee chair. During 2024, the Nominating and Corporate Governance Committee met five times.

The Nominating and Corporate Governance Committee is responsible for evaluating and making recommendations regarding candidates for directorships and the size and composition of the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing Calix's Corporate Governance Guidelines and reporting and making recommendations concerning corporate governance matters. The Nominating and Corporate Governance Committee operates under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. The Nominating and Corporate Governance Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Nominating and Corporate Governance Committee may at its discretion retain outside advisors at the Company's expense.

Director Nominations

The Nominating and Corporate Governance Committee considers director candidate recommendations from a variety of sources, including nominees recommended by stockholders. The Nominating and Corporate Governance Committee may also retain an executive search firm or other resources to assist in identifying, screening and facilitating the interview process of director candidates. The Nominating and Corporate Governance Committee may take into account minimum qualifications including, among other factors the Committee may deem appropriate: range of personal and

professional backgrounds, perspectives and experiences; personal and professional integrity, ethics and values; executive experience in corporate management, operations, governance or finance; experience relevant to the Company's business and industry and with relevant social policy considerations; experience as a board member or executive officer of other publicly-held companies; relevant academic expertise; practical and mature business judgment; promotion of a mix of business or career experience relevant to the success of the Company; and any other relevant qualifications, attributes or skills, which will be evaluated in the context of the Board as a whole, with the objective of assembling a board that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its range of experiences in these various areas. In addition, the Nominating and Corporate Governance Committee expects any candidate for the Board to be able to represent the interests of the Company's stockholders as a whole rather than any special interest or constituency.

Each of our nominees standing for election at this Annual Meeting was recommended to the Board by the Nominating and Corporate Governance Committee based on the Committee's evaluation as set forth above.

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted director candidates recommended by stockholders. For a stockholder to make any nomination for election to the Board at an annual meeting, the stockholder must provide notice to Calix, which must be received at Calix's principal executive office not less than 90 days and not more than 120 days prior to the one-year anniversary of the preceding year's annual meeting; provided, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder's notice must be delivered not later than 90 days prior to the date of the annual meeting or, if later, the 10th day following the date on which public disclosure of the annual meeting date is first made. Further updates and supplements to such notice may be required at the times and in the forms required under our bylaws. As set forth in our bylaws, submissions must include the name and address of the proposed nominee, information regarding the proposed nominee that is required to be disclosed in a proxy statement or other filings in a contested election under Section 14(a) of the Exchange Act, information regarding the proposed nominee's indirect and direct interests in shares of Calix's common stock, and a completed and signed questionnaire, representation and agreement of the proposed nominee. Our bylaws also specify further requirements as to the form and content of a stockholder's notice. We recommend that any stockholder wishing to make a nomination for director review a copy of our bylaws, as amended and restated to date, which is available, without charge, from our Corporate Secretary at 2777 Orchard Parkway, San Jose, California 95134 or corporate.secretary@calix.com. The presiding officer at the applicable annual meeting may, if the facts warrant, determine that a nomination was not properly made in accordance with the foregoing and our bylaws, in which case the defective nomination may be disregarded. In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Calix's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 9, 2025.

Talent and Compensation Committee

Our Talent and Compensation Committee is responsible for overseeing the management of risks relating to Calix's executive compensation plans and arrangements. Our Talent and Compensation Committee also oversees our policies related to employee compensation and benefits. Each director serving on our Talent and Compensation Committee is independent within the meaning of the NYSE listing standards and applicable rules and regulations of the SEC.

Our Talent and Compensation Committee as of the Record Date consisted of Messrs. Bowick and Mukherjee and Ms. Makagon, with Mr. Bowick serving as the Talent and Compensation Committee chair. During 2024, the Talent and Compensation Committee met six times.

Our Talent and Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers, certifies performance against such corporate goals and objectives and sets the compensation of our executive officers. The Talent and Compensation Committee oversees executive succession matters, including chief executive officer succession planning, on an annual basis. The Talent and Compensation Committee also administers Calix's stock-based compensation plans, including the grant of stock options and other awards under Calix's equity plans, including the 2010 Equity Incentive Award Plan ("2010 Plan"), Third Amended and Restated 2019 Equity Incentive Award Plan ("2019 Plan"), Second Amended and Restated Employee Stock Purchase Plan ("ESPP") and Nonqualified ESPP. The Talent and Compensation Committee reviews and evaluates, at least annually, the Talent and Compensation Committee charter and the performance of the Talent and Compensation Committee and its members. The Talent and Compensation Committee operates under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. The Talent and Compensation Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Talent and Compensation Committee may at its discretion retain outside advisors at the Company's expense.

Talent and Compensation Committee Interlocks and Insider Participation

Each of Messrs. Bowick and Mukherjee, and Ms. Makagon served on Calix's Talent and Compensation Committee for the entirety of 2024. None of the members of Calix's Talent and Compensation Committee is or was at any time during 2024 an officer or employee of Calix, was formerly an officer of Calix or has engaged in certain related transactions with Calix, as required to be disclosed by SEC regulations. None of Calix's executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on Calix's Board or Talent and Compensation Committee.

Cybersecurity Committee

The Cybersecurity Committee was constituted by the Board in June 2017 as a Board committee of independent directors responsible for overseeing the management of enterprise security over cyber risks, overall data protection and security breach programs and readiness and our program for data and security breach response and management. The Cybersecurity Committee also oversees risk management associated with the Company's business continuity and disaster recovery program. Each director serving on our Cybersecurity Committee is independent within the meaning of the NYSE listing standards.

Our Cybersecurity Committee as of the Record Date consisted of Messrs. Mukherjee and Peters, and Ms. Makagon, with Mr. Peters serving as the Cybersecurity Committee chair. During 2024, the Cybersecurity Committee met four times.

Our Cybersecurity Committee oversees Calix's management of risks associated with cybersecurity threats. At each Cybersecurity Committee meeting, members of the Company's senior leadership review and update the Committee on information security and data protection governance matters, including assessment of cybersecurity threats and risks, data security programs, data privacy programs and management and mitigation of potential and any actual cybersecurity and information technology risks and breaches. Among other responsibilities, the Cybersecurity Committee also reviews and provides oversight of: the effectiveness of Calix's data breach incident response plan; Calix's cybersecurity risk systems against industry benchmarks and best practices; Calix's cybersecurity insurance coverage; Calix's information security planning and resources to manage changes in Calix's cybersecurity threat landscape, including assessments of the potential impact of cybersecurity risk on Calix's business, operations and reputation; and Calix's business continuity and disaster recovery program. The Cybersecurity Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Cybersecurity Committee may at its discretion retain outside advisors at the Company's expense.

Strategic Committee

The Board constituted a Strategic Committee in June 2018 as a committee of independent directors with responsibility to oversee our business strategy, strategic direction and objectives.

Our Strategic Committee as of the Record Date consisted of Mses. Crusco and Fields, and Mr. Oosterman, with Mr. Oosterman serving as the Strategic Committee chair. Ms. Fields will no longer serve on the Board nor on any committee of the Board upon the expiration of her term on May 8, 2025. Upon the commencement of Mr. Berry's service on the Board, it is expected that he will serve on the Strategic Committee. During 2024, the Strategic Committee met four times.

Among other duties, the Strategic Committee provides oversight over our long-term strategic plan to support our objectives and to create long-term stockholder value and evaluates potential strategic actions and financing strategies. The Strategic Committee also works with management to monitor internal and external risks, threats and potential disruptions to our strategic plan. The Strategic Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Strategic Committee may at its discretion retain outside advisors at the Company's expense.

Annual Self-Assessment and Board Education

Annually, the Board and each Board committee conduct a self-assessment to assess the performance and effectiveness of the Board and Board committees, as well as to provide feedback on individual directors. The chairman of the Board leads discussions and actions related to the self-assessments. The Board is committed to ongoing director education and advancement. To that end, the Company has a written Board education policy and provides its directors with membership in the National Association of Corporate Directors ("NACD") to assist them in remaining current with best practices and developments in board oversight and corporate governance, as well as opportunities to participate in NACD fellowship programs on leading boardroom practices and commitment to boardroom excellence.

Board Oversight Over Risks

The Board has an active role, as a whole and also at the committee level, in overseeing management of Calix's risks, including financial risks, cybersecurity risks, credit and liquidity risks, legal and regulatory risks and operational risks, including risks that may impact continuity of our business in the event of disruptions or disasters that may materially impact our business. The Board is responsible for general oversight of risks and regularly reviews information from management who is responsible for the day-to-day processes and operations to manage and mitigate risks.

The Audit Committee has primary responsibility for oversight over management's processes over financial, credit and liquidity, legal and regulatory risks, including the Company's compliance program; the Nominating and Corporate Governance Committee oversees corporate governance and management of our ESG and public company governance risks; the Talent and Compensation Committee is responsible for risk assessments over Calix's compensation practices and policies, including incentivizing and retention of executive officers; the Cybersecurity Committee oversees Calix's overall business continuity and disaster recovery, including management of risks associated with cybersecurity, privacy and data breach threats; and the Strategic Committee has oversight over internal and external risks to our strategic plan. While Board committees have responsibility for evaluating certain areas of risks and overseeing the management of such risks, the entire Board retains overall responsibility and remains regularly informed through committee reports about such risks.

Code of Conduct and Compliance

We are committed to the conduct of our business to the highest standards of ethics and integrity as reflected in our Code of Conduct. All of our directors, officers and employees annually review our Code of Conduct and are expected to comply with our Code of Conduct, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Under our Code of Conduct, we have established a compliance hotline that is operated by an independent third party to receive complaints about any accounting, internal control or auditing matters as well as compliance, ethical or other matters of concern (including on an anonymous basis where permitted under applicable law). Annually, our Audit Committee reviews our Code of Conduct and related policies and processes with management. Our Code of Conduct is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

Risk Assessment of Compensation Practices and Policies

We have assessed, with input from outside consultants, and discussed with the Talent and Compensation Committee our compensation policies and practices for our employees as they relate to risk management. Based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on the Company.

Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash incentives and sales-based incentives focus on achievement of short-term or annual goals, we believe that our performance-based cash incentives and sales-based incentives appropriately balance risk and the desire to focus employees on specific goals important to our growth and long-term success. We believe these programs also do not encourage unnecessary or excessive risk taking as the potential payout is limited, with payouts on performance-based cash incentives for our executives generally limited to 100% of target and payouts of greater than target based on limited incremental achievement above 100% of target. Further, such programs represent only one portion of the total compensation opportunities available to most employees, and we believe that our internal policies and controls help mitigate this risk. Employees are also given the opportunity to participate in stock ownership through our employee stock purchase plans to purchase stock at discounted prices, subject to limits and holding periods stated in the plans, which we believe help align employee performance with creation of long-term stockholder value.

A significant portion of the compensation provided to senior management is in the form of long-term equity-based incentives that are conditioned on achievement of one or more annual financial performance targets that we believe are

important to help further align management's interests with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our financial performance and stock price and vesting of such equity awards are generally over a four-year period.

The statements regarding the risks arising from our compensation policies and practices contain forward-looking statements that involve substantial risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Communications with the Board

Stockholders and other interested parties may communicate with the Board or any specified individual directors. Such correspondence should be sent to the attention of the Board or specific directors, c/o Corporate Secretary, 2777 Orchard Parkway, San Jose, California 95134 or corporate.secretary@calix.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information as to the beneficial ownership of our common stock as of March 11, 2025 for:

- each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

- each of our directors and director nominees;

- each NEO as set forth in the Summary Compensation Table in this Proxy Statement; and

- all current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 11, 2025 and restricted stock units ("RSUs") that vest within 60 days of March 11, 2025, are deemed to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock in the table is based on 66,648,716 shares of our common stock outstanding on March 11, 2025. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Calix, Inc., 2777 Orchard Parkway, San Jose, California 95134.

Name of Beneficial Owner		Shares of Common Stock Beneficially Owned (1) Common Stock (#)		Options Exercisable Within 60 Days (#)	Total Number of Shares Beneficially Owned (#)	Percent of Outstanding Shares (%)
5% Stockholders:						
AllianceBernstein L.P. 501 Commerce Street Nashville, TN 37203		2,238,826	(2)		2,238,826	3.36%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001		10,809,906	(3)		10,809,906	16.22%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355		7,564,787	(4)		7,564,787	11.35%
Named Executive Officers:						
Michael Weening		15,812		1,937,401	1,953,213	2.85%
Cory Sindelar		76,285		1,202,281	1,278,566	1.88%
J. Matthew Collins		—		597,572	597,572	*
Shane Eleniak		—		825,401	825,401	1.22%
Non-Employee Directors:						
Carl E. Russo		5,926,351	(5)	1,201,695	7,128,046	10.51%
Kevin Peters		126,028		39,478	165,506	*
Michael J. Berry	(6)	—		—	—	*
Christopher J. Bowick		61,927		39,478	101,405	*
Kathleen Crusco		54,705		39,478	94,183	*
Kira Makagon		34,275		39,478	73,753	*
Rajatish Mukherjee		—		25,201	25,201	*
Eleanor Fields		—		22,151	22,151	*
Wade Oosterman		2,500		7,317	9,817	*
All Current Directors, Director Nominees and Executive Officers as a Group (13 persons)		6,297,883		5,976,931	12,274,814	16.90%

* Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1) Shares shown in the table include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2) The information was based upon a Schedule 13G filed with the SEC on February 5, 2025 by AllianceBernstein L.P.. AllianceBernstein has sole voting power with respect to 1,824,615 shares; sole dispositive power over 2,237,021 shares; and shared dispositive power over 1,805 shares. The shares are held solely for investment purposes on behalf of client discretionary investment advisory accounts. The principal business address of AllianceBernstein L.P. is 501 Commerce Street, Nashville, TN 37203.

(3) The information was based upon a Schedule 13G/A filed with the SEC on November 8, 2024 by BlackRock, Inc. BlackRock, Inc. has sole voting power with respect to 10,639,562 of these shares; and sole dispositive power over 10,809,906 of these shares. The shares reported as being beneficially held by BlackRock, Inc. may be held by one or more of its subsidiaries: Blackrock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; Blackrock (Netherlands) B.V.; Blackrock Fund Advisors; Blackrock Institutional Trust Company, N.A.; Blackrock Asset Management Ireland Limited; Blackrock Financial Management, Inc.; Blackrock Japan Co., Ltd.; Blackrock Asset Management Schweiz AG; Blackrock Investment Management, LLC; Blackrock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; Blackrock Investment Management (Australia) Limited; or Blackrock Fund Managers Ltd. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(4) The information was based upon a Schedule 13G/A filed with the SEC on November 12, 2024 by The Vanguard Group. The Vanguard Group has shared voting power over 88,809 shares; sole dispositive power over 7,411,162

shares; and shared dispositive power over 153,625 shares. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(5)   The information was based upon a Schedule 13G filed with the SEC on February 13, 2024 by Carl E. Russo, and a Form 4 filed with the SEC on November 6, 2024. Russo has sole voting power over 6,993,819 shares, shared voting power over 275,633 shares, sole dispositive power over 6,993,819 shares, and shared dispositive power over 275,633 shares. Includes 2,239,188 shares held by The Crescentico Trust, Carl Russo, Trustee; and 13,782 shares held by Equanimous Investments. The managing members of Equanimous Investments are Carl Russo and Tim Pasquinelli. These individuals may be deemed to have shared voting and investment power over the shares held by Equanimous Investments. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of each of The Crescentico Trust, Carl Russo, Trustee; and Equanimous Investments is 1960 The Alameda Suite 150, San Jose, California 95126.

(6)   Nominee for election as a Class III director.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Amended and Restated Certificate of Incorporation provides that our Board shall be divided into three classes, with the directors in each class having a three-year term. Unless the Board determines that vacancies (including vacancies created by increases in the number of directors) shall be filled by the stockholders, and except as otherwise provided by law, vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall hold office until the next election of the class for which such director shall have been chosen.

As of March 27, 2025, the date this Proxy Statement is made available, the Board consists of nine directors, divided into the following three classes:

- **Class I directors**: Kathleen Crusco, Carl Russo and Michael Weening, whose current terms will expire at the 2026 Annual Meeting;

- **Class II directors**: Rajatish Mukherjee, Wade Oosterman and Kevin Peters, whose current terms will expire at the 2027 Annual Meeting; and

- **Class III directors**: Christopher J. Bowick, Eleanor Fields and Kira Makagon, whose current terms will expire at the Annual Meeting.

We received notice on March 21, 2025 that one of our independent directors, Ms. Fields, had decided not to stand for re-election upon the expiration of her term on May 8, 2025, the date of our Annual Meeting. Ms. Fields indicated that her decision to not stand for re-election was not due to any disagreement with the Company nor any matter relating to the Company's operations, policies or practices. Ms. Fields is a Class III director, whose current term expires at the Annual Meeting. Our Board unanimously voted on March 21, 2025 to appoint Michael J. Berry to the Board, effective upon the expiration or earlier termination of Ms. Fields' term on the Board. Our Board plans to appoint Mr. Berry to the Audit Committee and the Strategic Committee upon the commencement of his term.

Our Nominating and Corporate Governance Committee has recommended, and our Board has approved, Christopher J. Bowick and Kira Makagon as nominees for reelection, and Michael J. Berry as a nominee for election, as Class III directors at the Annual Meeting. Mr. Bowick and Ms. Makagon have each agreed to stand for reelection, and Mr. Berry has agreed to stand for election, each as a Class III director. Each director to be elected will hold office from the date of such director's election by the stockholders until the third subsequent annual meeting of stockholders or until his or her successor is elected and has been qualified, or until such director's earlier death, resignation or removal. Shares of common stock represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three Class III director nominees named above.

The Board expects each of the nominees to be available for election to the Board at the Annual Meeting. In the event that any nominee should be unable to serve or for good cause will not serve, such shares will be voted for the election of such substitute nominee as the Board may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve. Directors are elected by a plurality of the votes cast at the meeting.

Our Director Nominees and Board of Directors

At least annually our Nominating and Corporate Governance Committee reviews the skills and characteristics of directors and the mix of skills and experience of the Board in the context of our business strategy, growth initiatives and our customers and target market, our business and operating requirements and the long-term interests of our stockholders. In doing so, the Nominating and Corporate Governance Committee seeks a board composition that can best perpetuate the success of the business and represent stockholder interests. The Committee also considers the tenure of our directors and seeks to maintain a balance of longer tenured directors with deep institutional knowledge and newer directors who bring new perspectives to the Board. See "*Board Meetings and Committees — Nominating and Corporate Governance Committee*" above regarding the Nominating and Corporate Governance Committee's evaluation and selection of director nominees.

The Board believes that all the nominees for reelection and election are highly qualified and have the skills and experience required for effective service on the Board. Mr. Berry is expected to serve on our Audit Committee as an audit committee financial expert, and our Strategic Committee, and brings substantial expertise and knowledge in cybersecurity, financial matters and the leadership of complex organizations. Mr. Bowick chairs our Talent and Compensation

Committee, serves on our Nominating and Corporate Governance Committee, and brings significant public company executive leadership experience as well as extensive knowledge of the telecommunications industry. Ms. Makagon serves on our Cybersecurity Committee, Talent and Compensation Committee, and brings substantial expertise and knowledge regarding compensation, cybersecurity, privacy and software platform technologies. We believe the skills and attributes of these nominees complement the expertise, background and experience of our other continuing directors.

Biographical information describing the qualifications and relevant experience, skills and attributes of our Class III nominees and our other current directors who will continue in office after the Annual Meeting as of March 27, 2025, is set forth below.

Nominees for Election to a Three-Year Term Expiring at the 2028 Annual Meeting of Stockholders

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Michael J. Berry

Independent director

Age: 61

Nominee to Board

Nominee to Calix Board committees:
- Audit (Audit Committee financial expert)
- Strategic

Other current public company directorships and committees:
- Rapid7 (chair of audit)

Mr. Berry is a technology industry veteran, who brings to our Board more than 30 years of finance, operations and general management experience at global software, cloud and appliance businesses.

Mr. Berry recently served as executive vice president and chief financial officer for NetApp, Inc., a position he held from March 2020 to March 2025. From February 2017 to March 2020, he served as executive vice president and chief financial officer for McAfee LLC. Before joining McAfee, Mr. Berry was executive vice president, chief financial officer, and chief operating officer at FireEye; executive vice president and chief financial officer for Informatica; and led finance and other operations for several technology companies, including IO Data Centers, SolarWinds, Inc. and i2 Technologies, Inc. Mr. Berry serves on the board of directors of Rapid7, Inc., an extended risk and threat detection cybersecurity company, as chair of its audit committee.

Mr. Berry holds a Master of Business Administration from the University of St. Thomas. He also has a Bachelor of Arts' degree in finance from Augsburg University.

Christopher J. Bowick   **Talent and Compensation Committee Chair**

Independent director

Age: 69

Director since 2014

Calix Board committees:
- Nominating and Corporate Governance
- Talent and Compensation (Chair)

Other current public company directorships: none

Mr. Bowick brings to our Board extensive experience in advising and managing companies in the technology and telecommunications industries. Mr. Bowick is principal of The Bowick Group, LLC, where he provides technology, product, business and executive-development advice and counsel to clients in the cable television and telecommunications industries.

From 1998 until his retirement in 2009, Mr. Bowick held various positions at Cox Communications. Mr. Bowick joined Cox in 1998 as vice president, technology development, and was named senior vice president of engineering and chief technical officer in 2000. Mr. Bowick retired as chief technology officer of Cox in June of 2009. At Cox, Mr. Bowick was responsible for strategic technology planning, day-to-day technical operations and the development and deployment of technology solutions for the company's video, voice, high speed data and wireless products, including the development and deployment of telecommunications services, such as circuit-switched telephone, voice over IP, high-speed data, digital video, HDTV, video-on-demand and interactive television. Mr. Bowick was also responsible for network engineering and network operations for Cox's nation-wide network infrastructure including its national backbone, Metropolitan Area Networks and HFC networks. Prior to joining Cox, Mr. Bowick served as group vice president of technology and chief technical officer for Jones Intercable, Inc., while simultaneously serving as president of Jones Futurex, a designer and manufacturer of triple DES, PC-based hardware encryption devices and provider of contract manufacturing services. Prior to Jones, Mr. Bowick served as vice president of engineering for Scientific Atlanta's Transmission Systems Business Division, and as a design engineer for Rockwell International, Collins Avionics Division. Mr. Bowick also formerly served on the board of directors of VIXS Systems Inc., a publicly-held company.

Mr. Bowick holds a Master of Business Administration from the University of Colorado and a Bachelor of Science in Electrical Engineering from the Georgia Institute of Technology.

Kira Makagon

Independent director	Ms. Makagon brings to the Board extensive experience in global platform strategy, technology, cybersecurity, operations and high technology executive leadership. Since February 2025, Ms. Makagon has served as president and chief operating officer at RingCentral, Inc., a publicly-held provider of cloud-based global collaborative communications solutions, and previously served as RingCentral's executive vice president and chief innovation officer from July 2019 until February 2025, and executive vice president of innovation from August 2012 to July 2019.
Age: 61	
Director since 2017	
Calix Board committees: • Cybersecurity • Talent and Compensation	
Other current public company directorships: none	From January 2012 to July 2012, Ms. Makagon served as the senior vice president of products of iCrossing, a global digital marketing agency owned by Hearst Corporation. From June 2009 to December 2011, she held various executive leadership roles at Red Aril, Inc., an online media technology company, serving as founder, chief executive officer and member of the board of directors from June 2009 to April 2010, and president from April 2010 to December 2011. Prior to joining Red Aril, Ms. Makagon held various executive leadership roles at NebuAd, Inc., an online data and media company, serving as co-founder and president from September 2006 to July 2008, chief executive officer from August 2008 to December 2008, and consultant and board member from January 2009 to May 2009. Ms. Makagon has also served in various roles at Exigen Group, a provider of SaaS workflow platforms and call center solutions, including president, ventures and alliances, and executive vice president, marketing and business development, as well as serving on the board of directors. Prior to that, Ms. Makagon co-founded and held key executive positions in flagship online marketing and CRM companies, including Octane Software, which was acquired by E.Epiphany, and Scopus Technology, where she brought multiple generations of CRM products to market.
	Ms. Makagon holds a Bachelor of Science in computer science and a Master of Business Administration from the University of California, Berkeley.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH CLASS III DIRECTOR NOMINEE NAMED ABOVE.

<u>**Current Directors Continuing in Office Until the 2026 Annual Meeting of Stockholders**</u>

Kathleen Crusco   **Audit Committee Chair**

Independent director	Ms. Crusco brings to our Board a wealth of experience instilling operational rigor at leading technology companies.
Age: 60	
Director since 2017	From December 2017 until January 2020, Ms. Crusco served as executive vice president and chief financial officer at Kony, Inc., a privately-held mobile applications solutions provider, which was acquired by Temenos, a banking software company. From August 2016 until November 2017, Ms. Crusco served as executive vice president, chief operating officer and chief financial officer at Epicor Software Corporation, a privately-held software company. Ms. Crusco joined Epicor in May 2011 when the company merged with Activant Solutions Inc., a business management software company where she served as senior vice president and chief financial officer from May 2007 to November 2010, then as executive vice president and chief financial officer. Before joining Activant, she worked for Polycom from 2002 to 2007, rising to the role of vice president of worldwide finance during her tenure. Ms. Crusco has also held a variety of financial roles at Documentum, Inc., Adaptec, Inc. and Price Waterhouse LLP.
Calix Board committees: • Audit (Chair and Audit Committee financial expert) • Strategic	
Other current public company directorships and committees: • TD Synnex Corporation (audit)	
	Ms. Crusco holds a Bachelor of Science in Business Administration with an emphasis in accounting from California State University, Chico.

Carl Russo   **Chairman of the Board**

Chairman of the Board **Age**: 68 **Director since** 1999 **Calix Board committees**: none **Other current public company directorships**: none	Mr. Russo has served as Calix's Chairman of the Board since July 2021. Previously, he served as chief executive officer from December 2002 until September 2022, and has also served as president from December 2002 to January 2021. Mr. Russo brings substantial expertise and knowledge regarding our business strategy, markets and operations to Calix's board of directors. He also brings to the Board an extensive background in the telecommunications and networking technology industries. From November 1999 to May 2002, Mr. Russo served as vice president of optical strategy and group vice president of optical networking of Cisco Systems, Inc. From April 1998 to October 1999, Mr. Russo served as president and chief executive officer of Cerent Corporation, which was acquired by Cisco. From April 1995 to April 1998, Mr. Russo served in various capacities, including as chief operating officer, at Xircom, Inc., which was acquired by Intel Corporation. Previously, Mr. Russo served as senior vice president and general manager for the hyperchannel networking group of Network Systems Corporation and as vice president and general manager of the data networking products division of AT&T Paradyne Corporation. Mr. Russo served on the board of directors of Vital Network Services, Inc., a privately-held company delivering network lifecycle services, and Xirrus, Inc., a privately-held company providing products that enable high-performance wireless networks. Mr. Russo attended Swarthmore College and previously served on its board of managers.

Michael Weening   **President and Chief Executive Officer**

Director **Age:** 56 **Director since** 2023 **Calix Board committees**: none **Other current public company directorships**: none	Mr. Weening has served as Calix's president and chief executive officer since October 2022. As Calix's president and chief executive officer, Mr. Weening brings substantial experience and knowledge regarding our business strategy, markets and operations to Calix's board of directors. He also brings to the Board an extensive background in the telecommunications and networking technology industries. From January 2021 until September 2022, Mr. Weening served as president and chief operating officer at Calix; as executive vice president and chief operating officer from August 2020 until January 2021; as executive vice president, global operations from January 2019 until August 2020; and as executive vice president in various capacities over our field operations and sales and marketing organizations from June 2016 until January 2019. Prior to joining Calix, Mr. Weening held various sales executive leadership roles at Salesforce, Inc., a customer relationship management company. From August 2014 until June 2016, Mr. Weening served as senior vice president of global customer success and services at Salesforce, and from May 2012 until August 2014 as senior vice president of customer and sales growth in Japan and Asia Pacific at Salesforce. From May 2009 until May 2012, Mr. Weening served as vice president of business sales at Bell Mobility in Canada. Prior to joining Bell Mobility, Mr. Weening also held various sales leadership roles at Microsoft Corporation in Canada and the United Kingdom. Mr. Weening holds a Bachelor of Arts in Business Administration from Brock University.

Current Directors Continuing in Office Until the 2027 Annual Meeting of Stockholders

Rajatish Mukherjee

Independent director **Age**: 48 **Director since** 2022 **Calix Board committees**: • Cybersecurity • Talent and Compensation **Other current public company directorships**: none	Mr. Mukherjee brings to our Board more than 20 years of experience in global platform and software companies focused on the small and midsize business ("SMB") market. Mr. Mukherjee previously served as an Executive Vice President and General Manager for Employer at Indeed from February 2022 through February 2025, where he was responsible for shaping product and go-to-market priorities for millions of employers, from small business customers to enterprise organizations, around the world to help them match and connect with talent to hire with speed and simplicity. Mr. Mukherjee previously served as General Manager of SMB at Indeed, where he oversaw product growth in the SMB segment and international markets from February 2022 to February 2024, and prior to that as Senior Vice President of Product at Indeed from June 2016 to February 2022. Prior to joining Indeed, Mr. Mukherjee was Senior Vice President of Product at GoDaddy from 2013-2016 where he was responsible for helping their customers build successful businesses online. He has significant experience with SMB customers and led multiple successful acquisitions for the company. Previously, Mr. Mukherjee worked on the Enterprise Platform team at Google from 2011-2012 where he led Product Management for Domains for Google Apps and Google Drive for enterprises. From 2008-2011 he was a Senior Product Manager for the Online Services division at Microsoft with responsibility for product and business strategy for Office 365. Mr. Mukherjee holds a joint Master of Business Administration from the Haas School of Business at the University of California at Berkeley & the Columbia Business School. He also has a Bachelor's degree in Computer Science & Engineering from Jadavpur University.

Wade Oosterman   **Strategic Committee Chair**

Independent director

Age: 64

Director since 2024

Calix Board committees:
- Nominating and Corporate Governance
- Strategic (Chair)

Other current public company directorships and committees:
- Stagwell, Inc. (chair of audit)
- Telephone & Data Systems Inc. (audit; compensation and human resources)

Mr. Oosterman brings substantial experience, expertise and qualifications gained in executive leadership roles at BCE, Canada's largest communications provider, and other publicly traded communications companies over a 30 year period. He has proven global expertise in the wireless, residential and small business segments, extensive background in media, including television, radio, digital, deep brand and marketing experience. He has also developed a reputation as a leader in social and digital media, video streaming platforms, smart data and the Internet of Things.

Mr. Oosterman is President and Chief Executive Officer of Peyden Inc., a private investment company with holdings in technology, real estate, and media. Prior to that time, Mr. Oosterman was Vice Chairman of Bell Canada, Canada's largest telecommunications service provider, from 2018 through January 2024. Mr. Oosterman was also President of Bell Media, Canada's largest media company, from January 2021 until January 2024. Mr. Oosterman previously served as President of Bell Mobility from 2006 to 2018, as President of Bell Residential Services from 2010 to 2018 and as Chief Brand Officer of Bell Canada, and BCE, from 2006 to 2020. Prior to joining Bell Canada, Mr. Oosterman served as Chief Marketing and Brand Officer for TELUS Corp., and Executive Vice President, Sales and Marketing for TELUS Mobility. In 1987, Mr. Oosterman co-founded Clearnet Communications Inc. and served on its board of directors from 1987 until the successful sale of Clearnet to TELUS Corp. in 2000. Mr. Oosterman has served on the boards of directors of Stagwell, Inc., a global marketing services provider, since 2020, and Telephone Data Systems Inc., a U.S. telecom provider, since 2019. He has also served on the boards of directors of EnStream, a joint venture of the three largest Canadian telecom providers engaged in the business of mobile payments and identity verification, from 2006 to 2023, Ingram Micro from 2013 to 2016, and Virgin Mobile Canada from 2006 to 2009.

Mr. Oosterman has Bachelor of Arts' degree in Economics and Finance from University of Western Ontario and holds a Master of Business Administration from University of Western Ontario – Richard Ivey School of Business.

Kevin Peters	Lead Independent Director; Cybersecurity Committee Chair; Nominating and Corporate Governance Committee Chair

Independent director

Age: 61

Director since 2014

Calix Board committees:
* Audit (Audit Committee financial expert)
* Cybersecurity (Chair)
* Nominating and Corporate Governance (Chair)

Other current public company directorships: none

Mr. Peters brings to our Board a wealth of leadership as well as business and industry experience gained over the course of a 28-year career with AT&T, one of world's largest communications companies. Mr. Peters last served as president, chief executive officer and board member of Titanium Software, a privately-held technology company, from June 2022 through his retirement in March 2023.

Mr. Peters formerly served as president and chief executive officer of NetNumber Inc., from February 2018 to July 2022, and has served as a board member since April 2015. Previously, Mr. Peters served as executive vice president, global customer service for AT&T, Inc., from 2012 until his retirement in 2014. Mr. Peters joined AT&T in 1986, and held various functional roles, including in information technology, sales, engineering and finance until 2000. Mr. Peters then served as vice president, local network planning and project management in 2001. During his subsequent career at AT&T, Mr. Peters served in the following capacities: senior vice president, network engineering from 2003 until 2004; senior vice president, global network technology program management, AT&T Labs in 2005; senior vice president-enterprise systems and software engineering in 2006; executive vice president, global network operations from 2006 until 2009; and chief marketing officer, business from 2010 until 2011. Since retiring, Mr. Peters has provided advisory services to a number of companies, including Accenture, a global management consulting and professional services firm, J&L Group, a privately-held telecommunications company and the Howe School of Business, Stevens Institute of Technology. In addition to the other current directorships described, Mr. Peters also currently volunteers and serves on the board of directors of the Crandon Lakes Country Club and the Yogi Berra Museum and Learning Center.

Mr. Peters holds a Master of Business Administration with honors (Beta Gamma Sigma) from Columbia University, a Master of Science in Telecommunications Engineering from Stevens Institute of Technology, a Bachelor of Science in Psychology from Fairfield University and attended the Harvard University Advanced Management Program. Mr. Peters also holds a Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University.

There are no family relationships among any directors, director nominees or executive officers of Calix.

Our Executive Officers

The following is biographical information for our current executive officers who were not discussed above.

Name	Age	Position(s)
Cory Sindelar	56	chief financial officer
J. Matthew Collins	53	chief commercial operations officer
Shane Eleniak	57	chief product officer

Cory Sindelar has served as Calix's chief financial officer ("CFO") and principal accounting officer since October 1, 2017, and previously served as Calix's interim chief financial officer and principal accounting officer from May 31, 2017 to September 30, 2017. Prior to joining Calix, Mr. Sindelar served as the chief financial officer at several technology companies since 2006, including Ikanos Communications, a public broadband semiconductor company, and Violin Memory, Inc., a public data storage company. From 2003 to 2006, Mr. Sindelar held various finance positions at EMC Corporation. From 2000 to 2003, Mr. Sindelar was vice president, corporate controller and principal accounting officer at Legato Systems, Inc., an enterprise software company, which was acquired by EMC. Mr. Sindelar holds a Bachelor of Science in Business Administration with an emphasis in accounting from Georgetown University.

J. Matthew ("Matt") Collins has served as Calix's chief commercial operations officer ("CCOO") since January 2023. Mr. Collins previously served as executive vice president of commercial operations and chief marketing officer

("CMO") from September 2021 until December 2022. He is responsible for supply chain operations, demand management, commercial strategy and analytics, field operations, and global process transformation. Mr. Collins also leads the Calix go-to-market team which is responsible for corporate, field, and product marketing, as well as partner operations and business development. He previously served as senior vice president of commercial operations and CMO at Calix from January 2021 to September 2021. From June 2017 to December 2019, he served as Calix's CMO. Prior to joining Calix, Mr. Collins was senior vice president of global marketing and go-to-market strategy at Dun & Bradstreet (D&B) from September 2014 to May 2017. Over the course of his career, he has built and led marketing and strategy teams at D&B, IBM, McKinsey, and Merck. Mr. Collins received his Masters of Business Administration from Harvard University and holds a Bachelor of Arts from Dartmouth College.

Shane Eleniak has served as Calix's chief product officer ("CPO") since January 2023. Mr. Eleniak previously served as executive vice president of products from September 2021 until December 2022. In this role Mr. Eleniak is responsible for all of Calix's products – appliances, platform, cloud and managed services – and leads the teams responsible for Product Strategy, Product Management, Engineering, Cloud Operations and Technology. From January 2020 to September 2021, he served as our senior vice president, Revenue Edge Products. From August 2018 to January 2020, he served as our senior vice president, Platforms. From May 2017 to July 2018, he served as our vice president, systems products. From May 2015 to April 2017, Mr. Eleniak served as our vice president, product line leadership. Prior to joining Calix, he was the group vice president of the advanced broadband solutions (ABS) business unit at CommScope, responsible for their edge, access and CPE products, from March 2010 to May 2015. Earlier in his career, he was EVP of marketing and business development for Alloptic where he was the corporate officer responsible for all product and commercial operations. He previously held several key executive management positions in marketing, product management, business development and engineering at such industry leaders as Corrigent Systems, Alcatel-Lucent, and Telus. He holds a Bachelor of Science in Electrical Engineering from the University of Alberta.

Independence of the Board

The NYSE prescribes independence standards for listed companies. These standards require a majority of the Board to be independent. They also require each member of the Audit Committee, Nominating and Corporate Governance Committee, and Talent and Compensation Committee of the Board to be independent. No director qualifies as independent unless the Board determines that the director has no direct or indirect material relationship with us. The Board also evaluates each director's independence to serve on our Board and committees under the applicable requirements of the SEC. On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. We also review our relationship with any entity employing a director or on which the director currently serves as a member of the board. After review of all relevant transactions or relationships between each director, or any of his or her immediate family members, and Calix, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that all of Calix's current directors, and Mr. Berry, a nominee for Class III director, are independent directors within the meaning of the applicable NYSE standards, except for Mr. Russo, Calix's chairman, and Mr. Weening, Calix's president and chief executive officer. All of the committees of our Board are comprised entirely of directors determined by the Board to be independent within the meaning of the NYSE standards and applicable SEC regulations.

PROPOSAL NO. 2

APPROVAL OF THE CALIX, INC. FOURTH AMENDED AND RESTATED 2019 EQUITY INCENTIVE AWARD PLAN

We are asking our stockholders to approve the amendment and restatement of the Calix, Inc. Fourth Amended and Restated 2019 Equity Incentive Award Plan (as amended and restated, the "2019 Plan") to increase the number of shares authorized and available for issuance under the 2019 Plan by 4,000,000 shares, resulting in an increase to the total shares authorized and available for issuance under the 2019 Plan from 619,731 to 4,619,731 and to increase the calendar year limit on the grant date fair value of equity-based awards made to our non-employee directors from $750,000 to $1,500,000. Our Board, upon recommendation of the Talent and Compensation Committee, approved the increase by 4,000,000 shares of the shares authorized for issuance in March 2025 and to increase the calendar year limit on the grant date fair value of equity-based awards made to our non-employee directors from $750,000 to $1,500,000, subject to stockholder approval. The 2019 Plan was originally adopted by our Board in March 2019 and approved by stockholders in May 2019. The 2019 Plan was last amended and restated by our Board in February 2023 and the amendment and restatement was approved by our stockholders in May 2023.

The 2019 Plan includes provisions that implement compensation and governance best practices to ensure our equity compensation aligns employee interests with that of our stockholders and incentivizes the creation of long-term stockholder value. Accordingly, our Board and Talent and Compensation Committee believe that the share increase to the 2019 Plan is reasonable and appropriate at this time. Based on our projected usage of shares authorized for issuance under the Plan and our reasonable expectation of future equity usage, we believe that the number of shares being requested for authorization under the Plan is equivalent to what we anticipate as two to three years of usage based on expected key hires and aggregate equity need in a highly competitive talent market; share usage is ultimately dependent on factors such as stock price movement, participation levels and corporate activities that could impact our grant practices.

Employees and consultants of the Company, its subsidiaries and affiliates, as well as members of our Board, are eligible to receive awards under the 2019 Plan. The 2019 Plan provides for the grant of incentive stock options ("ISOs") nonqualified stock options ("NQSOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), other stock or cash-based awards and dividend equivalents to eligible individuals.

Our stockholders last approved an increase in the shares authorized for issuance under the 2019 Plan in May 2023 which increased the shares authorized for issuance under the 2019 Plan from 11,929,039 shares to 13,429,039 shares. As of March 11, 2025, we had an aggregate of 66,648,716 shares of common stock outstanding and a total of approximately 0.6 million shares of common stock reserved for issuance and available for future grants under the 2019 Plan. As of March 11, 2025, there were approximately 14,356,806 shares of common stock subject to options outstanding under the 2019 Plan and our other equity incentive plans and arrangements (other than our Third Amended and Restated Employee Stock Purchase Plan and our Third Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan), with an approximate weighted average exercise price of the outstanding options of $35.00 per share and an approximate weighted average remaining contractual term for the outstanding options of 7.4 years. We expect that the additional 4,000,000 share increase to the shares available under the 2019 Plan should accommodate grants for approximately two to three years.

Approval of the 2019 Plan will constitute approval pursuant to the stockholder approval requirements of Section 422 of the Code, relating to ISOs.

A summary of the principal provisions of the 2019 Plan, including a number of important compensation and governance best practices we implemented to ensure the 2019 Plan furthers our compensation plan objectives and supports long-term stockholder interests, is set forth below. The summary is qualified by reference to the full text of the 2019 Plan, which is attached as Appendix A to this Proxy Statement.

Key Features of the 2019 Plan

The 2019 Plan reflects a broad range of compensation and governance best practices, including the following:

- **No repricing of awards without stockholder approval.** Under the 2019 Plan, awards may not be repriced, replaced or regranted through cancellation or modification without stockholder approval if the effect would be to reduce the exercise price for the shares underlying the award.
- **No evergreen feature/stockholder approval required for share reserve increases.** The 2019 Plan does not provide for an annual increase in the share reserve, and the 2019 Plan may not be amended to increase the share reserve without stockholder approval.

- **Prohibition of liberal stock recycling on all awards.** The 2019 Plan prohibits any shares withheld for taxes on all awards from being added back to the share reserve, in addition to prohibiting other practices considered to be liberal stock recycling with respect to stock options and SARs.
- **Minimum vesting requirements**. Subject to limited exceptions, no awards granted under the 2019 Plan may vest until the first anniversary of the date of grant.
- **Fungible share counting.** The aggregate number of shares available for issuance under the 2019 Plan will be reduced by 1.5 shares for each share delivered in settlement of any full-value award.
- **Payment of dividends only if underlying awards vest.** Under the 2019 Plan, dividends and dividend equivalents in respect of shares underlying an award may only be paid to the extent the award vests.
- **Requirement that all awards granted to NEOs are subject to our clawback policy.** Awards granted to our NEOs under the 2019 Plan are subject to our clawback policy.
- **Limit on grant date fair value for non-employee directors.** Under the 2019 Plan, the grant date fair value of equity-based awards granted to a non-employee director during any calendar year shall not exceed $750,000 (to be increased to $1,500,000 under Proposal 2).
- **No loans.** Executive officers and directors are not permitted to make payment with respect to any awards granted under the 2019 Plan with loans from the Company.

Background on Share Request

In its determination to approve the share increase to the 2019 Plan, our Talent and Compensation Committee reviewed an analysis prepared by Compensia, Inc. ("Compensia"), its current compensation consultant, which included an analysis of our historical share usage, certain burn rate metrics and the costs of the 2019 Plan. Specifically, our Talent and Compensation Committee considered the following:

- In determining the reasonableness of the 2019 Plan share reserve, our Talent and Compensation Committee considered our historic burn rate. The following historical grant information results in an average annual burn rate for the last three years of 4.03% of the total of then-outstanding shares, or Basic Weighted Average Common Shares Outstanding, as shown in the following table, counting both options and full-value awards on a one-for-one basis. Our Talent and Compensation Committee considered our historic burn rate levels and the impact of utilizing regular annual equity compensation grants in determining how long the amended share authorization could potentially last. We expect the share authorization under the 2019 Plan to provide us with enough shares for awards for two to three years, with such timing dependent on a variety of factors, including the price of our shares and hiring activity during the next few years, forfeitures of outstanding awards, and noting that future circumstances may require us to change our current equity grant practices. We cannot predict our future equity grant practices, the future price of our shares or future hiring activity with any degree of certainty at this time, and the share reserve under the 2019 Plan could last for a shorter or longer time.

- The Talent and Compensation Committee also considered the Company's total overhang when compared to industry practice. Considering that the Company grants stock options rather than RSUs, the total overhang is inherently higher compared to other companies in the industry that grant only RSUs. Whereas RSUs are removed from issued overhang when they vest, vested stock options remain in the issued overhang until they are exercised. In our situation, where many employees have not exercised their stock options, this leads to an elevated overhang due to counting the vested unexercised options. If our overhang, as of March 11, 2025 including the 4,000,000 share increase, was calculated in the same way as it would be if we only granted RSUs (i.e. we only counted unvested awards), it would be 16.8%, which is substantially lower.

Year	Options Granted (#) (1)	RSUs Granted (#)	Total Awards Granted *(#)	Basic Weighted Average Common Shares Outstanding (#)	Burn Rate (%)
2024	2,968,151	—	2,968,151	65,879,000	4.51
2023	2,542,252	—	2,542,252	65,980,000	3.85
2022	2,423,476	—	2,423,476	65,058,000	3.73
				3-Year Average	4.03

(1)   Includes an option grant of 520,000 shares to Mr. Weening in connection with his promotion to Chief Executive Officer in 2022.

- In addition to maintaining a reasonable average annual burn rate, we have also provided meaningful performance-based stock options grants, historically as follows: 2,425,000 performance-based stock options granted in 2024 subject to achievement of 2024 corporate performance objective; 1,208,082 performance-based stock options

granted in 2023 subject to achievement of 2023 corporate performance objectives; and 670,000 performance-based stock options granted in 2022 subject to achievement of 2022 corporate performance objectives.

Performance Measurement Year	Grant Year	Time-based Options Granted (#)	Performance-based Options Granted (#)	Performance-based Options Earned (#) (1)
2024	2024	543,151	2,425,000	1,427,708
2023	2023	1,334,170	1,208,082	658,405
2022	2022	1,753,476	670,000	670,000

(1)   Represents total number of performance-based options earned less amounts forfeited.

- Compensia's analysis, which is based on generally accepted evaluation methodologies, concluded that the share increase under the 2019 Plan provides for a pool is within the market range of recent requests by technology companies that received stockholder approval.

In light of the factors described above, and that the ability to continue to grant equity compensation is vital to our ability to attract and retain employees in the competitive labor markets in which we compete, our Talent and Compensation Committee and our Board have determined that the increase to the share reserve under the 2019 Plan is reasonable and appropriate at this time.

In determining the increase to the calendar year limit on the grant date fair value of equity-based awards to be made to non-employee directors to $1,500,000, our Board considered the constraints provided by the current limit when designing a compensation program for our non-employee directors who commit a significant portion of their business time and attention to our Company, such as our non-executive chairman, and reviewed market data to insure the limit was reasonable and aligned with our peer group of companies.

Administration

The Talent and Compensation Committee (or, with respect to awards to non-employee directors, our Board) (together, the "administrator") is charged with the general administration of the 2019 Plan. The 2019 Plan provides that, subject to certain limitations, our Board and the Talent and Compensation Committee may from time to time delegate its authority to grant awards to a committee consisting of one or more members of our Board or one or more of our officers. Subject to the terms and conditions of the 2019 Plan, the administrator will have the authority to select the persons to whom awards are to be made; to determine the type of awards to be granted, the number of shares to be subject to awards and the terms and conditions of awards; to determine when awards can be settled in cash, shares, other awards or whether to cancel, forfeit or surrender awards; to prescribe the form award agreements; to accelerate vesting or lapse restrictions; and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2019 Plan. The administrator will also be authorized to adopt, amend or rescind rules relating to the administration of the 2019 Plan, excluding certain matters described below that will require the approval of our stockholders.

Eligibility

Persons eligible to participate in the 2019 Plan include all members of the Board, currently comprised of eight non-employee directors and approximately 1,820 employees (including four NEOs) of the Company and its subsidiaries, as determined by the administrator of the 2019 Plan. Only employees may be granted ISOs under the 2019 Plan.

Limitation on Awards and Shares Available

If our stockholders approve the 2019 Plan, the number of shares available for issuance under 2019 Plan will be equal to 4,619,731 shares. In addition, the aggregate number of shares available for issuance under the 2019 Plan will be reduced by 1.5 shares (the "Fungible Share Counting Ratio") for each share delivered in settlement of any full-value award. If any shares subject to an award under the 2019 Plan or any award under the Calix Networks, Inc. 2010 Equity Incentive Award Plan, the Calix Networks, Inc. 2000 Stock Plan or the Calix Networks, Inc. Amended and Restated 2002 Stock Plan are forfeited, expire or are settled for cash, any shares deemed subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2019 Plan (using the Fungible Share Counting Ratio to determine the number of shares returned to the share reserve with respect to full-value awards). However, the following shares may not be used again for grant under the 2019 Plan: (1) shares tendered or withheld to satisfy the exercise price of an option; (2) shares tendered or withheld to satisfy the tax withholding obligations with respect to an award; (3) shares subject to a SAR (or other stock-settled award) that are not issued in connection with the stock settlement of the SAR or other award on its exercise; and (4) shares purchased on the open market with the cash proceeds from the exercise of stock

options. In addition, the following items will not be counted against the shares available for issuance under the 2019 Plan: (i) the payment of dividend equivalents in cash in conjunction with any outstanding awards and (ii) to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by our Company or any of its subsidiaries, except as may be required by reason of Section 422 of the Code.

Awards granted under the 2019 Plan must vest no earlier than one year measured from the date of grant and no award agreement may reduce or eliminate such minimum vesting requirement, provided that an award may provide that such minimum vesting restrictions may lapse or be waived upon a participant's termination of service. In addition, up to an aggregate of five percent of the number of shares available for issuance under the 2019 Plan may be granted without regard to the foregoing minimum vesting requirement. For the purposes of awards to non-employee directors, a vesting period shall be deemed to be one year if it runs from the date of one annual meeting of the Company's stockholders to the next annual meeting of the Company's stockholders, so long as the period between such meetings is not less than 50 weeks.

As of March 11, 2025, the closing price of a share of our common stock on the NYSE was $31.47.

Awards

The 2019 Plan provides for the grant of ISOs, NQSOs, SARs, restricted stock, RSUs, dividend equivalents and other share or cash-based awards. All awards under the 2019 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. No fractional shares shall be issued or delivered pursuant to the 2019 Plan or any award thereunder.

The 2019 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, RSUs, dividend equivalents and other stock or cash awards, or any combination thereof. Each award will be set forth in an agreement with the person receiving the award and will set forth the type, terms and conditions of the award, including exercise price, vesting schedule and treatment of awards upon termination of employment, if applicable. Vesting provisions may require that certain conditions be met, such as continued employment or specified performance goals before an awardee may receive the shares underlying an award or before such shares become freely tradeable and nonforfeitable.

Stock Options. Stock options, including ISOs and NQSOs may be granted pursuant to the 2019 Plan. The per share exercise price of all stock options granted pursuant to the 2019 Plan will not be less than 100% of the fair market value of a share of common stock on the date of grant, or in the case of ISOs granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, 110% of the fair market value of a share on the date of grant. Stock options may be exercised as determined by the administrator, but in no event more than ten years after their date of grant, or in the case of ISOs granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all class of our capital stock, five years. The aggregate fair market value of the shares with respect to which options intended to be incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000, or such other amount as the Code provides.

Restricted Stock. Restricted stock may be granted pursuant to the 2019 Plan. A restricted stock award is the grant of shares of common stock at a price determined by the administrator (which may be zero), that is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or service or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator. Dividends that otherwise would be paid prior to vesting are held by the Company and will be paid to the participants only to the extent that the vesting conditions are met.

SARs. SARs may be granted pursuant to the 2019 Plan, either alone or in tandem with other awards. A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of common stock on the date of exercise of the SAR over the fair market value of a share of common stock on the date of grant of the SAR. SARs may be paid in cash or stock. SARs may be exercised as determined by the administrator, but in no event more than 10 years after their date of grant.

RSUs. RSUs represent the right to receive shares of common stock at a specified date in the future, subject to forfeiture of such right. If the RSU has not been forfeited, then on the date specified in the RSU award we shall deliver to the holder of the RSU unrestricted shares of common stock which will be freely transferable. The administrator will specify the purchase price, if any, to be paid by the grantee for the common stock.

Dividend Equivalents / Dividends. Dividend equivalents represent the value of the dividends per share of common stock paid by the Company, calculated with reference to the number of shares covered by an Award (other than a dividend equivalent award, option or SAR) held by the participant. Dividend Equivalents will not be granted on options or SARs. In addition, no dividend or dividend equivalents will be paid in respect of shares underlying any unvested awards.

Other Stock or Cash-Based Awards. Other stock or cash-based awards are awards of cash, fully vested shares of common stock and other awards valued wholly or partially by referring to, or otherwise based on, our common stock. Other stock or cash-based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash-based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Limits for Non-Employee Directors. Under the 2019 Plan, the grant date fair value of equity-based awards granted to a non-employee director during any calendar year shall not exceed $750,000 (to be increased to $1,500,000 under Proposal 2).

Prohibition on Loans for Award Payments. Directors or executive officers of the Company are not permitted to make payment with respect to any awards granted under the 2019 Plan with loans from the Company.

Prohibition on Repricing Without Stockholder Approval

Except in connection with a corporate transaction involving our Company, the terms of outstanding awards may not be amended without the approval of our stockholders to (a) reduce the exercise price per share of outstanding options or SARs or (b) cancel outstanding options or SARs in exchange for cash, other awards or options or SARs with an exercise price per share that is less than the exercise price per share of the original options or SARs.

Awards Subject to Clawback

Awards granted under the 2019 Plan (including any proceeds, gains or other economic benefit actually or constructively received by a participant) are subject to the clawback provisions of our Compensation Recovery Policy and any clawback policy we adopt to comply with applicable law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such clawback policy was in place at the time of grant of an award, to the extent set forth in such clawback policy and/or in the applicable award agreement.

MISCELLANEOUS PROVISIONS

Adjustment Upon Certain Events

In the event of a stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of assets or any other corporate event affecting the common stock or the share price of the common stock in a manner that causes dilution or enlargement of benefits or potential benefits under the 2019 Plan, the administrator will make proportionate and equitable adjustments, in its discretion, to: (i) the aggregate number and types of shares of stock that may be issued under the 2019 Plan; (ii) the number and kind of shares subject to outstanding awards; (iii) the terms and conditions of any outstanding awards (including any applicable performance targets); and/or (iv) the grant or exercise price for any outstanding awards.

In addition, in such a case as noted above or in the event of any unusual or nonrecurring transactions or events affecting the Company or the financial statements of the Company, or of changes in applicable laws, the administrator, may, in its discretion, subject to the terms of the 2019 Plan, take any of the following actions if it determines that such action is appropriate in order to prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the 2019 Plan or with respect to any award: (i) provide for either the payment and termination of the award or the replacement of the award; (ii) provide that the awards shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (iii) make adjustments in the number and type of shares of stock (or other securities or property) subject to outstanding awards and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding awards which may be granted in the future; (iv) provide for the acceleration of vesting or exercisability of the awards; (v) replace such Awards with other rights or property selected by the Administrator; and/or (vi) provide that the awards cannot vest or be exercised after the event that triggers the action.

If a Change in Control of the Company occurs (as defined in the 2019 Plan), all outstanding options and SARs that are not exercised shall be assumed or substituted by the surviving corporation and other outstanding awards shall be converted into similar awards of the surviving corporation. If the surviving corporation refuses to assume or substitute for an award, the award shall accelerate and become fully vested and exercisable upon the Change in Control and all restrictions on the award shall lapse.

Transferability of Awards

Except by will or the laws of descent and distribution or pursuant to beneficiary designation procedures approved from time to time by the administrator or as otherwise provided by the administrator, no award granted under the 2019 Plan may be assigned, transferred or otherwise disposed of by the awardee, unless and until the award has been exercised or the shares underlying the award have been issued, and all restrictions applicable to the shares have lapsed.

Rights as a Stockholder

An awardee will not have any rights as a stockholder with respect to the shares covered by an award until the awardee becomes the owner of the shares.

No Rights as Employee

Nothing in the 2019 Plan or in any award agreement will give any awardee under the 2019 Plan any right to continue as an employee, consultant or non-employee director for our Company or any of our Subsidiaries or will interfere with or restrict in any way the rights of any such entity to discharge any awardee at any time.

Data Privacy

The 2019 Plan provides that, as a condition of receipt of any award, each awardee explicitly consents to the collection, use and transfer, in electronic or other form, of personal data by and among, as applicable, our Company and subsidiaries, including any transfer of this data required to a broker or other third party with whom our Company or any of our Subsidiaries or the awardee may elect to deposit any shares, to implement, administer and manage the awardee's participation in the 2019 Plan.

Tax Withholding

We may deduct or withhold, or require an awardee to remit to our Company, an amount sufficient to satisfy applicable withholding tax obligations with respect to any taxable event concerning the awardee arising as a result of the 2019 Plan or any award. The administrator may in its discretion and in satisfaction of the foregoing requirement, or in satisfaction of such additional withholding obligations as an awardee may have elected, allow the awardee to satisfy these obligations by means of cash or check, wire transfer of immediately available funds, shares, broker-assisted cashless exercise or any other form of legal consideration acceptable to the administrator. The Administrator may allow the awardee to elect to have us withhold shares otherwise issuable under any award (or allow the surrender of shares). The number of shares which may be withheld (or surrendered) will be no greater than the number of shares having a fair market value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the maximum statutory withholding rates in the awardee's applicable jurisdictions for federal, state, local and foreign income and payroll taxes.

Amendment and Termination

The 2019 Plan may be amended, modified or terminated at any time and from time to time; provided that, no amendment, suspension or termination of the 2019 Plan shall, without the consent of the awardee, materially and adversely affect any rights or obligations under any award theretofore granted or awarded, unless the award itself otherwise expressly so provides or such action is to comply with the requirements of any applicable clawback policy or Section 409A of the Code.

Notwithstanding the foregoing, the 2019 Plan requires us to obtain stockholder approval within twelve (12) months before or after doing any of the following (other than in connection with certain corporate events, as described above):

- Increasing the maximum number of shares available under the 2019 Plan;

- Reducing the price per share of any outstanding option or SAR granted under the 2019 Plan; and

- Cancelling any option or SAR in exchange for cash or another option or SAR having a lower per share exercise price.

In addition, subject to applicable law and the limitations above, the administrator may amend, modify or terminate any outstanding award, including substituting another award of the same or a different type, changing the date of exercise or settlement, and converting an ISO to an NQSO. The awardee's consent to such action will be required unless (a) the administrator determines that the action, taking into account any related action, would not materially and adversely affect the awardee, or (b) the change is otherwise permitted under the 2019 Plan.

Expiration Date

The 2019 Plan will expire on, and no award will be granted pursuant to the 2019 Plan after the tenth anniversary of the date the 2019 Plan, as amended and restated, was approved by the Board of Directors. Any award outstanding on the expiration date of the 2019 Plan will remain in force according to the terms of the 2019 Plan and the applicable award agreement.

FEDERAL INCOME TAX CONSEQUENCES

This discussion regarding federal tax consequences is intended for the general information of our stockholders, not 2019 Plan awardees. Alternative minimum tax and state and local income taxes are not discussed and may vary depending on individual circumstances and from locality to locality.

Code Section 162(m)

Under Code Section 162(m), income tax deductions of publicly-traded companies may be limited to the extent total compensation (including, without limitation, base salary, annual bonus, RSU settlement and nonqualified benefits) for certain executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Code Section 280G) in any one year. Under the tax rules in effect before 2018, the Code Section 162(m) deduction limit did not apply to qualified "performance-based" compensation that was established by an independent compensation committee and conformed to certain restrictive conditions stated under the Code and related regulations. However, the U.S. Tax Cuts and Jobs Act of 2017 eliminated this performance-based compensation exception effective January 1, 2018, subject to a special rule that "grandfathers" certain awards and arrangements that were in effect on or before November 2, 2017. As a result, compensation awarded under the 2019 Plan in excess of $1 million to our current and former NEOs generally is not deductible.

Code Section 409A

Certain awards under the 2019 Plan may be considered "nonqualified deferred compensation" subject to Code Section 409A, which imposes additional requirements on the payment of deferred compensation. These requirements generally provide that, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Code Section 409A or is not operated in accordance with those requirements, all amounts deferred under the nonqualified deferred compensation plan for the then-current taxable year and all preceding taxable years, by or for any awardee with respect to whom the failure relates, are includible in the gross income of the awardee for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Code Section 409A, the amount will be subject to income tax at regular income tax rates plus a 20 percent penalty, as well as potential penalties and interest.

Federal Tax Treatment of Award Types

With respect to NQSOs, the Company is generally entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. A participant receiving ISOs will not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the Common Stock received over the option price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one which does not meet the requirements of the Code for ISOs and the tax consequences described for NQSOs will apply.

The current federal income tax consequences of other awards authorized under the 2019 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NQSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); stock-based performance awards, dividend equivalents and other types of awards are generally subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes income, subject to Section 162(m) with respect to our current and former NEOs. An award of a retainer, committee fee or meeting-based fee generally realizes ordinary income and we are entitled to a deduction in an amount equal to the amount of such retainer or fees upon payment thereof.

New Plan Benefits

As of March 11, 2025, 15,067,244 shares subject to stock options (including performance-based stock options), 112,293 RSUs, and no restricted stock awards (RSAs) have been granted under the 2019 Plan. Other than with respect to annual grants of RSAs to our non-employee directors that will be made immediately following the date of the Annual Meeting, all future awards under the 2019 Plan are subject to the discretion of the plan administrator, and therefore it is not possible to determine the benefits that will be received in the future by other participants in the 2019 Plan (the Grants of Plan-Based Awards in 2022 table in this Proxy Statement describes all equity awards granted to our named executive officers during our year ended December 31, 2024 under the 2019 Plan).

Name and Position	Dollar Value of Future Awards ($) (2)	Number of Shares Underlying Future Award Grants (#)(1)
Michael Weening, President and Chief Executive Officer	—	—
Cory Sindelar, Chief Financial Officer	—	—
J. Matthew Collins, Chief Commercial Operations Officer	—	—
Shane Eleniak, Chief Product Officer	—	—
All current executive officers as a group	—	—
All current directors who are not executive officers as a group (2)	1,600,000	—
All employees who are not executive officers as a group	—	—

(1)   Represents the number of shares underlying option grants to be awarded to Messrs. Sindelar and Weening on November 27, 2023 pursuant to letter agreements approved by the Talent and Compensation Committee in November 2019.

(2)   Our Non-Employee Director Equity Compensation Policy, as amended on February 9, 2023, provides that each director who is a non-employee director immediately following an annual meeting of stockholders will automatically be granted an option to purchase a number of shares of common stock of the Company equal to the result of dividing (i) $200,000 by (ii) the Black-Scholes value of an option to purchase one share of common stock of the Company as of the date of grant, which will be granted on the date of such annual meeting and vest on the earlier of the first anniversary of the grant date or the day prior to the next annual general meeting of our stockholders, subject to continuous service as a director until such vesting date, except in the event of certain terminations of service. For a further discussion of the determination of the Black-Scholes value of these options, see "Director Compensation – February 2023 Amendment to Non-Employee Director Compensation."

Awards Granted Under the 2019 Plan

The following table shows the number of shares of our common stock underlying options and RSUs granted under the 2019 Plan through March 11, 2025 and stock options to be received in the future, to the extent determinable, by certain individuals and certain groups of individuals.

Name	Stock Options (#)	RSUs (#)
Michael Weening, President and Chief Executive Officer	2,452,662	—
Cory Sindelar, Chief Financial Officer	1,378,805	—
J. Matthew Collins, Chief Commercial Operations Officer	1,182,145	—
Shane Eleniak, Chief Product Officer	1,232,145	—
All current executive officers as a group	6,245,757	—
All current non-executive officer directors as a group	1,433,026	49,908
All nominees for election as a director	78,956	24,954
Carl Russo, Chairman	1,220,445	—
Kevin Peters, Lead Independent Director	39,478	12,477
Christopher J. Bowick, Director	39,478	12,477
Kathleen Crusco, Director	39,478	12,477
Eleanor Fields, Director	22,151	—
Kira Makagon, Director	39,478	12,477
Rajatish Mukherjee, Director	25,201	—
Wade Oosterman, Director	7,317	—
Associate of any such directors, executive officers or nominees	—	—
Other persons who received or is to receive 5% of such options or rights	—	—
All non-executive officer employees as a group	6,819,064	—

(1)   Represents the number of shares underlying 2020, 2021, 2022, 2023 and 2024 performance-based equity awards granted to Messrs. Sindelar and Weening and the number of shares underlying time-based option grants granted to Messrs. Sindelar and Weening on November 27, 2020, November 27, 2021, November 27, 2022 and November 27, 2023 pursuant to letter agreements approved by the Talent and Compensation Committee in November 2019. For a further discussion on these option grants, see "Compensation Discussion and Analysis—2022 Stock Option Awards" and "Compensation Discussion and Analysis—Letter Agreements for Cory Sindelar and Michael Weening."

(2)   Represents the number of shares underlying 2020, 2021, 2022, 2023 and 2024 performance-based equity awards granted to Messrs. Collins and Eleniak and the number of shares underlying time-based option grants awarded to Messrs. Collins and Eleniak in February 2022 in connection with their promotion to Executive Officers. The February 2022 promotion stock options were granted at an exercise price of $55.96 per share, equal to the closing trading price of the Company's common stock on the date of grant. The stock option will vest and become exercisable over four years, with 25% of the shares underlying each option vesting on the first anniversary of the grant date of such option, and the remainder vesting in equal quarterly installments over the next three years. For a further discussion on these option grants, see "Compensation Discussion and Analysis— Stock Option Awards" and "Compensation Discussion and Analysis—Equity Grants for Mr. Collins and Mr. Eleniak."

(3)   Represents the number of shares underlying a time-based option grant awarded to Mr. Russo in May 2020 and April 2021 and the performance-based stock options granted in February 2022. The May 2020 and April 2021 stock options were granted at an exercise price of $12.63 and $41.94 per share, respectively, equal to the closing trading price of the Company's common stock on the date of grant. The stock options will vest and become exercisable over four years, with 25% of the shares underlying the option vesting on the first anniversary of the grant date, and the remainder vesting in equal quarterly installments over the next three years.

To be approved, this proposal must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as an "Against" vote for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE CALIX, INC. FOURTH AMENDED AND RESTATED 2019 EQUITY INCENTIVE AWARD PLAN AS DISCUSSED ABOVE.

PROPOSAL NO. 3

APPROVAL OF THE MATCHING COMPONENT OF THE CALIX, INC. STOCK PURCHASE AND MATCHING PLAN

We are asking our stockholders to approve the Calix, Inc. Stock Purchase and Matching Plan (the "Stock Purchase and Matching Plan"), which constitutes an amendment and restatement of the Calix, Inc. Third Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan (the "Nonqualified ESPP"), to establish the number of shares of our common stock that may be issued under the matching component of the Stock Purchase and Matching Plan. Our Board, upon recommendation of our Talent and Compensation Committee, approved the establishment of 2,923,400 shares authorized for the matching component of the Stock Purchase and Matching Plan in March 2025, including 1,250,000 additional shares subject to stockholder approval. Our Board, upon recommendation of our Talent and Compensation Committee, approved the corresponding reduction in the number of shares available for issuance under the Calix, Inc. Employee Stock Purchase Plan (our tax qualified ESPP) by 2,500,000 shares, subject to stockholder approval of this Proposal No. 3.

The purpose of the Stock Purchase and Matching Plan is to assist our employees, excluding our executive officers and certain members of senior management, in acquiring a stock ownership interest in the Company pursuant to a plan which is intended to increase employee proprietary interest in our success and to encourage them to remain in the employment of the Company. We believe that the Stock Purchase and Matching Plan aligns employee interests with that of our stockholders, is an important component of the benefits we offer to our employees and serves as a key recruiting and retention tool in a competitive market. In the past two years, we averaged approximately 60.0% employees participating in the Nonqualified ESPP in each purchase period.

There are two components to the Stock Purchase and Matching Plan, a purchase component and a matching component. Under the purchase component, we have reserved 2,923,400 shares of our common stock for issuance and employees of our company and its subsidiaries may purchase shares of our common stock for the closing trading price of our common stock on the date of purchase. Under the matching component, we have reserved 2,923,400 shares of our common stock, subject to stockholder approval of this Proposal No. 3, and we will match each share of our common stock purchased by our and our subsidiaries' employees under the purchase component, with a matching share of our common stock that is subject to vesting on the first anniversary of the purchase of the corresponding share purchased under the purchase component.

We have attempted, in the design of the terms of the Stock Purchase and Matching Plan, to balance considerations of recruiting and retention in a competitive labor market with the costs to our stockholders. We obtained and reviewed an independent consultant's analyses of the potential dilution to stockholders over the term of the Stock Purchase and Matching Plan and potential expense. Based on that information, 1) we have set the number of shares to be reserved under the matching component (2,923,400 shares) such that the aggregate number of shares available under the matching component of the Stock Purchase and Matching Plan and our ESPP is, we believe, reasonable under the standards of many institutional investors; 2) for each of the four offering periods each year we have established the limit on the number of shares that can be acquired in the matching component in an Offering Period to 175,000 matching shares, which will serve to limit dilution to stockholders; and 3) we anticipate the 2,923,400 shares reserved under the matching component of the Stock Purchase and Matching Plan will provide sufficient shares for the matching component reserve under the plan for approximately two to three years after the Annual Meeting. In addition, shares acquired under the matching component of the Stock Purchase and Matching Plan are generally required to be held for a period of one year from the date the corresponding share is purchased under the purchase component in order for participants to retain matching shares. We believe that the design of the Stock Purchase and Matching Plan allows us to offer a vehicle through which employees can continue to acquire an ownership interest in the Company on favorable terms and be aligned with stockholders by acquiring equity, while also being mindful of dilution.

Under the purchase component of the Stock Purchase and Matching Plan, eligible employees purchase our common stock through accumulated payroll deductions, and for each share of our common stock purchased, we will issue an additional matching share under the matching component of the Stock Purchase and Matching Plan at no cost to the employee that is subject to a one-year vesting period. The Stock Purchase and Matching Plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

A copy of the proposed Stock Purchase and Matching Plan is included as Appendix B to this Proxy Statement.

Our stockholders last approved an increase in the shares authorized for issuance under the Nonqualified ESPP in May 2023 which increased the shares authorized for issuance under the Nonqualified ESPP from 6,300,000 to 7,500,000.

Since its inception in May 2017, a total of 5,723,350 shares have been issued under the Nonqualified ESPP, inclusive of forfeited shares.

Background on Share and Amendment Request

In its determination to approve the 2,923,400 shares reserved for issuance pursuant to the matching component of the Stock Purchase and Matching Plan, our Board and Talent and Compensation Committee reviewed an analysis prepared by Compensia, its compensation consultant, which included an analysis of our historical share usage under the Nonqualified ESPP, certain dilution metrics and the costs of each of the purchase component and matching component of the Stock Purchase and Matching Plan. Specifically, our Board and Talent and Compensation Committee considered the following:

- During the Nonqualified ESPP's three-month Offering Period ended on November 7, 2024, we issued a total of 341,748 shares out of a maximum of 350,000 shares and saw the number of participants remain constant over the prior year. Further, participating employees for the Offering Period ended November 7, 2024 elected to contribute an average of 12.5% of their eligible earnings to purchase shares under the Nonqualified ESPP. As such, our Board and Talent and Compensation Committee believe that the Nonqualified ESPP acts, and the Stock Purchase and Matching Plan will act, as an important incentive to both newly hired and existing employees to invest in our common stock and aligning their interests with the interests of our stockholders.

- Based on the Company's hiring plan, we expect continued growth in our employee base. In 2024, the Company increased headcount by approximately 2% to 1,820 employees as of December 31, 2024.

- Our Board and Talent and Compensation Committee considered the dilutive effect of the share reserved for issuance under both the purchase component and the matching component of the Stock Purchase and Matching Plan and sought to balance such dilutive effect with the benefits of providing sufficient shares to promote employee participation.

- No more than an aggregate of 175,000 shares may be issued under the matching component on any date shares are purchased in a three-month Offering Period.

In light of the factors described above, and our Board's and our Talent and Compensation Committee's assessment that the ability to continue to offer the opportunity to purchase shares of our common stock under the purchase component and be issued matching shares of our common stock under the matching component is vital to our ability to continue to attract and retain employees in the labor markets in which we compete, our Board and our Talent and Compensation Committee have determined that the size of the increase in the share reserve under the purchase component and the matching component of the Stock Purchase and Matching Plan are reasonable and appropriate at this time.

A summary of the principal provisions of the Stock Purchase and Matching Plan is set forth below. The summary is qualified by reference to the full text of the Stock Purchase and Matching Plan, which is attached as Appendix B to this Proxy Statement.

Summary of the Stock Purchase and Matching Plan

Administration. The Stock Purchase and Matching Plan will be administered by our Talent and Compensation Committee, which, unless otherwise determined by the Board, will consist solely of two or more members of the Board, each of whom is intended to qualify as a "non-employee director" as defined by Rule 16b-3 of the Exchange Act and an "independent director" under the applicable exchange rules. The Administrator has broad authority to construe the Stock Purchase and Matching Plan and to make determinations with respect to the terms and conditions of each Offering Period under the Stock Purchase and Matching Plan, awards, designated subsidiaries and other matters pertaining to plan administration.

Shares Available Under the Stock Purchase and Matching Plan. Under the matching component of the Stock Purchase and Matching Plan, the maximum number of shares of our common stock which will be authorized for issuance is 2,923,400 shares. The Board has established an initial reserve under the matching component of 2,923,400 shares under the Stock Purchase and Matching Plan. Shares available for issuance under either component of the Stock Purchase and Matching Plan may be authorized but unissued shares or reacquired shares. Our Board has approved a reduction in the number of shares reserved for issuance under the ESPP by 2,500,000, subject to the approval of this Proposal No. 3 by our stockholders.

Offerings. Under the Stock Purchase and Matching Plan, employees have the right to acquire shares of our common stock through payroll deductions accumulated over an Offering Period. The Offering Periods are three-month periods commencing on (i) May 8th and ending on August 7th; (ii) August 8th and ending on November 7th; (iii) November 8th and ending on February 7th; and (iv) February 8th and ending on May 7th of each year, unless otherwise determined by our Talent and Compensation Committee as Administrator of the Stock Purchase and Matching Plan.

Eligibility and Enrollment. Any employee of Calix, Inc. (and such present or future subsidiaries of Calix, Inc. as our Board or Talent and Compensation Committee may designate) who (i) is customarily employed more than twenty hours a week; (ii) is customarily employed more than five months per calendar year; and (iii) who is an employee at the commencement of an Offering Period is eligible to participate in the Stock Purchase and Matching Plan. However, the following employees are ineligible to participate in the Stock Purchase and Matching Plan: our Chief Executive Officer, each senior management employee who reports directly to our Chief Executive Officer and other employees who are members of senior management as identified by the Administrator.

By enrolling in the Stock Purchase and Matching Plan, a participant is deemed to have elected to (a) purchase the maximum number of whole shares of common stock that can be purchased under the purchase component with the compensation withheld during each Offering Period for which the participant is enrolled and (b) acquire an equal number of shares of our common stock under the matching component that, unless determined otherwise by the Administrator in connection with certain terminations of employment, are subject to a risk of forfeiture in the event the participant terminates employment within the one year period immediately following the date corresponding shares are purchased under the purchase component (the "Restricted Shares"). Unless otherwise determined by the plan administrator, Restricted Shares are subject to a risk of forfeiture in the event the participant ceases to be employed prior to the first anniversary of the date the shares are acquired. If a participant ceases to be an eligible employee for any reason during an Offering Period, the participant will be deemed to have elected to withdraw from the purchase component of the Stock Purchase and Matching Plan and any amounts credited to the participant's account will be returned to the participant or the participant's beneficiary in the event of his or her death. If a participant ceases to be employed during the one-year period following an Offering Period, he or she will retain each share purchased under the purchase component but each Restricted Share under the matching component will be forfeited, subject to the discretion of the plan administrator to waive such forfeiture under certain limited circumstances.

As of February 8, 2025, approximately 1,771 employees in Canada, China, Europe, India, and the United States are eligible to participate in the Stock Purchase and Matching Plan. None of our executive officers are eligible to participate in the Stock Purchase and Matching Plan. In addition, consultants and non-employee directors are not eligible to participate in the Stock Purchase and Matching Plan.

Payroll Deductions. The payroll deductions made under the purchase component of the Stock Purchase and Matching Plan for each participant may be not less than 1% nor more than 25% of a participant's compensation. Compensation is defined in the Stock Purchase and Matching Plan and generally includes cash remuneration that would be reported as income for federal income tax purposes. A participant may decrease (but not increase) his or her payroll deduction authorization once during any Offering Period. If a participant wishes to increase or decrease the rate of payroll withholding, he or she may do so effective for the next Offering Period by submitting a new election. In addition, employees may contribute up to 50% of new-hire, special performance, or retention bonuses per pay period. The employee contribution shall not exceed the employee's total net earnings for the pay period.

Exercise Date; Purchase of Stock. The "Exercise Date" of each Offering Period under the purchase component occurs on the last trading day of each Offering Period. On the Exercise Date, accumulated payroll deductions for each participant will be used to (i) purchase whole shares of common stock under the purchase component at a purchase price equal to the closing trading price of our common stock on the Exercise Date (the "Purchased Shares") and (ii) we will issue an equal number of Restricted Shares under the matching component. On March 11, 2025, the closing price of our common stock on the NYSE was $31.47 per share.

A participant may cancel his or her payroll deduction authorization and elect to withdraw from the Stock Purchase and Matching Plan by delivering written notice of such election to the Company. Upon cancellation, the participant may elect either to withdraw all of the funds then credited to his or her Stock Purchase and Matching Plan account and withdraw from the Stock Purchase and Matching Plan or have the balance of his or her account applied to the purchase of Purchased Shares under the purchase component and acquisition of Restricted Shares under the matching component for the Offering Period in which his or her cancellation is effective (with any remaining Stock Purchase and Matching Plan account balance returned to the participant). A participant who ceases contributions to the Stock Purchase and Matching Plan during any Offering Period shall not be permitted to resume contributions to the Stock Purchase and Matching Plan during the same Offering Period.

Unless a participant has previously canceled the participant's participation in the Stock Purchase and Matching Plan in accordance with the terms of the Stock Purchase and Matching Plan, the participant will be deemed to have exercised the participant's right to purchase and acquire shares in full as of each Exercise Date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the purchase price under the purchase component and acquire an equal number of Restricted Shares under the matching component, provided that no more than an aggregate of 175,000 shares may be purchased under the purchase component and an aggregate of 175,000 shares acquired under the matching component on any Exercise Date.

Restrictions on Transferability. A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant's account or any rights or interest, including purchase rights, under the Stock Purchase and Matching Plan, and during a participant's lifetime, purchase rights under the Stock Purchase and Matching Plan shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

In addition, unless otherwise determined by the plan administrator, no shares issued pursuant to the Stock Purchase and Matching Plan may be assigned, transferred, pledged or otherwise disposed by the participant until the first anniversary of the Exercise Date upon which such shares were purchased under the purchase component or acquired under the matching component. However, in the event a participant ceases to be an employee of the Company prior to the first anniversary of the Exercise Date upon which the shares were purchased, the Restricted Shares issued under the matching component will be forfeited (subject to the discretion of the plan administrator to waive such forfeiture under certain limited circumstances), and the transfer restrictions applicable to the Purchased Shares under the purchase component will lapse.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any stock dividend, stock split, combination or reclassification of shares or any other increase or decrease in the number of shares of common stock effected without receipt of consideration, the plan administrator has broad discretion to equitably adjust the number of shares authorized for issuance and rights under the Stock Purchase and Matching Plan to prevent the dilution or enlargement of benefits under the Stock Purchase and Matching Plan and outstanding awards as a result of such transaction.

In the event of a proposed liquidation or dissolution of the Company, the Offering Period then in progress will be shortened by setting a new Exercise Date to occur prior to the consummation of the proposed liquidation or dissolution and will terminate immediately prior to such consummation.

In the event of a proposed merger or asset sale, each outstanding purchase right will be assumed or substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute the purchase rights, any Offering Period then in progress will be shortened by setting a new Exercise Date to occur prior to the date of the proposed sale or merger.

Insufficient Shares. If the total number of shares of common stock which are to be acquired under outstanding rights on any particular date exceed the number of shares then available for issuance under the Stock Purchase and Matching Plan or if the number of shares with respect to which rights are to be exercised exceed the Offering Period Share Limit, the plan administrator will make a pro rata allocation of the available shares on a uniform and equitable basis.

Rights as Stockholders. A participant will have the rights and privileges of a stockholder of the Company when, but not until, shares have been deposited in the designated brokerage account following exercise of his or her option. However, in the event a dividend is paid in respect of shares prior to the first anniversary of the Exercise Date upon which such shares were purchased or acquired under the Stock Purchase and Matching Plan, then no dividend will be paid on the Restricted Shares unless and until the participant continues employment through such first anniversary.

Data Privacy. The Stock Purchase and Matching Plan provides that, as a condition of participation, each participant explicitly consents to the collection, use and transfer, in electronic or other form, of personal data by and among, as applicable, our Company and subsidiaries, including any transfer of this data required to a broker or other third party with whom our Company or any of our Subsidiaries or the participant may elect to deposit any shares, to implement, administer and manage the participant's participation in the Stock Purchase and Matching Plan.

Amendment and Termination. Our Board may amend, suspend or terminate the Stock Purchase and Matching Plan at any time. The plan administrator may also modify or amend the Stock Purchase and Matching Plan to reduce or eliminate any unfavorable financial accounting consequences that may result from the ongoing operation of the Stock Purchase and Matching Plan. However, the Board may not amend the matching component to increase the number of

shares reserved for issuance under the matching component under the Stock Purchase and Matching Plan without obtaining stockholder approval within 12 months before or after such amendment.

Federal Income Tax Consequences

The Stock Purchase and Matching Plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Accordingly, certain tax benefits available to participants in a Section 423 plan are not available under our Stock Purchase and Matching Plan.

For federal income tax purposes, a participant generally will not recognize taxable income on the grant of the right to purchase and acquire shares under the Stock Purchase and Matching Plan, nor will the Company be entitled to any deduction at that time. Upon the purchase of shares under the purchase component of the Stock Purchase and Matching Plan, a participant generally will not recognize taxable income and instead will recognize ordinary income in the amount equal to the fair market value of the Restricted Shares issued under the matching component when the risk of forfeiture on the Restricted Shares lapses. The Company will be entitled to a corresponding deduction when the risk of forfeiture on the Restricted Shares lapses. A participant's basis in Purchased Shares, for purposes of determining the participant's gain or loss on subsequent disposition of such shares of common stock, generally, will be equal to the purchase price paid for such shares. A participant's basis in Restricted Shares, for purposes of determining the participant's gain or loss on subsequent disposition of such shares of common stock, generally, will be the fair market value of the shares of common stock on the date the risk of forfeiture on such shares lapse.

Upon the subsequent sale of the shares acquired under the Stock Purchase and Matching Plan, the participant will recognize capital gain or loss (long-term or short-term, depending on how long the shares were held following the date of purchase for Purchased Shares and the lapse of the risk of forfeiture for Restricted Shares prior to disposing of them).

The above is a general summary under current law of the material federal income tax consequences to an employee who participates in the Stock Purchase and Matching Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary above does not discuss all aspects of federal income taxation that may be relevant in light of a participant's personal circumstances. Further, this summarized tax information is not tax advice and a participant in the Stock Purchase and Matching Plan should rely on the advice of his or her legal and tax advisors.

New Plan Benefits

The shares authorized for issuance under the matching component of the proposed Stock Purchase and Matching Plan applies to future Offering Periods, starting with the Offering Period commencing August 8, 2025 and ending on November, 2025. The number of shares of common stock that may be purchased under the purchase component and acquired under the matching component of the Stock Purchase and Matching Plan is dependent upon the closing trading price of our common stock on the last day of each future Offering Period, the voluntary election by each eligible employee to participate and the amount of a participant's payroll deductions during an Offering Period, and is not currently determinable. The following table states the amounts which were received by each of the named individuals and groups under our Nonqualified ESPP for our last completed year, and the number of shares of common stock purchased under the Nonqualified ESPP from its inception through March 11, 2025.

Name and Position	Payroll Deductions Used to Purchase Shares in 2024 ($) (1)	Number of Shares Issued in 2024 (#) (2)	Number of Shares Issued from Inception through March 11, 2025 (2)
Michael Weening (3) President and Chief Executive Officer	—	—	—
Cory Sindelar (3) Chief Financial Officer	—	—	—
J. Matthew Collins (3) Chief Commercial Operations Officer	—	—	—
Shane Eleniak (3) Chief Product Officer	—	—	—
Executive Group (4)	—	—	—
Non-Executive Director Group (4)	—	—	—
Non-Executive Officer Employee Group	20,242,033	1,143,946	5,478,658

(1) Represents fair market value at date of purchase. The purchase price of the shares was $33.89 for the Offering Period ending February 7, 2024; $30.10 for the Offering Period ending May 7, 2024; $36.88 for the Offering Period ending August 7, 2024; $34.08 for the Offering Period ending November 7, 2024.

(2) Includes Purchased Shares and Restricted Shares, less forfeited shares.

(3) Messrs. Weening, Sindelar, Collins and Eleniak are not eligible to participate in the Nonqualified ESPP.

(4) Groups not eligible to participate in the Nonqualified ESPP.

To be approved, this proposal must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as an "Against" vote for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE MATCHING COMPONENT OF THE CALIX, INC. STOCK PURCHASE AND MATCHING PLAN AS DISCUSSED ABOVE.

PROPOSAL NO. 4

APPROVAL ON A NON-BINDING, ADVISORY BASIS OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY"

We are seeking an advisory vote from our stockholders to approve the compensation paid to our NEOs, as disclosed in this Proxy Statement under the "*Compensation Discussion and Analysis*" section ("CD&A") below.

Our Talent and Compensation Committee, with advice and information from its external compensation consultant and consideration of recommendations by our CEO for our executives (other than the CEO), has structured our executive compensation program to stress a pay-for-performance philosophy. The compensation opportunities provided to our NEOs are significantly dependent on Calix's financial performance, the performance of Calix's stock and the NEO's individual performance, which are intended to drive creation of sustainable stockholder value. The Talent and Compensation Committee intends to continue to emphasize what it believes to be responsible compensation arrangements that attract and retain high-caliber executive officers and motivate strong performance to achieve Calix's short- and long-term business strategies and objectives.

Our Board previously determined to hold an advisory "say-on-pay" vote every year. In accordance with this determination and Section 14A of the Exchange Act, you have the opportunity to vote "For" or "Against" or to "Abstain" from voting on the following non-binding resolution relating to executive compensation:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to Calix's NEOs as disclosed in Calix's proxy statement for the Annual Meeting of Stockholders under the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion of the proxy statement."

In deciding how to vote on this proposal, we encourage you to consider Calix's executive compensation philosophy and objectives, the design principles and the elements of Calix's executive compensation program described in our CD&A below. As described in the CD&A, a guiding principle of our compensation philosophy is that pay should be linked to performance and that the interests of our executives and stockholders should be aligned. Our compensation program is a mix of short- and long-term components, cash and equity elements and fixed and contingent payments in proportions we believe will provide the proper incentives, reward our NEOs, help us achieve our goals and increase stockholder value. For example:

- *NEOs Compensation Aligned with Stockholder Interests and Substantially Tied to Company Performance.* A significant portion of our NEOs' compensation is tied to performance in the form of variable cash and performance-based stock options earned based on stated performance targets tied to achievement of growth in Calix's stock price and Calix's quarterly and annual financial performance along with consideration of an individual executive's performance. From time to time, our Talent and Compensation Committee may choose to award our NEOs with other vehicles to assist with retention or to further align pay and performance, including time-based option grants.

- *Change in Control and Severance Benefits Not Grossed Up.* Calix provides limited change in control and severance benefits to provide NEOs security and to remain competitive in attracting and retaining executive talent. Calix does not provide for any tax gross up to any NEO in connection with any change in control or severance benefits.

- *Clawback Policies.* Calix adopted a clawback policy in May 2019 that applies to all executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement. In November 2023, we adopted a second clawback policy that applies to our executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted, in compliance with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as implemented by NYSE. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement.

- *Two-Year Holding Period Upon Exercise of Certain Time-Based Option Grants.* In November 2019, Mr. Sindelar and Mr. Weening were awarded time-based option grants annually over a five-year period as discussed under "*Compensation Discussion and Analysis – Letter Agreements for Cory Sindelar and Michael Weening*" in our annual proxy statement filed with the SEC on March 28, 2024. Each option grant will vest and become exercisable over four years, and any shares issued upon exercise of the options are further subject to a two-year holding period from the vest date of such shares to further align our NEOs' long-term equity compensation with the Company's efforts to improve financial performance over the long-term.

To be approved, on a non-binding and advisory basis, the compensation paid to our NEOs must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as "Against" votes for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

While your vote on this proposal is advisory and will not be binding, we value the opinions of Calix's stockholders on executive compensation matters and will take the results of this advisory vote into consideration when making future decisions regarding Calix's executive compensation program. Unless the Board modifies its determination of the frequency of future "say on pay" advisory votes, the next "say-on-pay" advisory vote will be held at our Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION PAID TO THE NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT UNDER THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL NO. 5

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has engaged KPMG LLP ("KPMG") as our independent registered public accounting firm for the year ending December 31, 2025, and is seeking ratification of such selection by our stockholders at the Annual Meeting. KPMG has audited our financial statements since February 29, 2016. Representatives of KPMG are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG as our independent registered public accounting firm. However, our Audit Committee is submitting the selection of KPMG to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain KPMG. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Calix and its stockholders.

To be approved, the ratification of the selection of KPMG as our independent registered public accounting firm must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as an "Against" vote for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

The following table provides information regarding the fees for the audit and other services provided by KPMG for the years ended December 31, 2024 and 2023 (in thousands).

	Years Ended December 31,	
	2024	**2023 (1)**
Audit Fees	$ 2,070	$ 2,150
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 2,070	$ 2,150

(1) Audit fees were adjusted to reflect actual final billings for the 2023 audit.

Audit Fees

KPMG audit fees for 2024 consist of fees billed or expected to be billed for professional services rendered for the audit of our annual consolidated financial statements for the year ended 2024, the audit of the effectiveness of our internal control over financial reporting and the review of our consolidated financial statements included in our Form 10-Q quarterly reports for the year ended 2024. KPMG audit fees for 2023 consist of actual fees for professional services rendered for the audit of our annual consolidated financial statements for the year ended 2023, the audit of the effectiveness of our internal control over financial reporting and the review of our consolidated financial statements included in our Form 10-Q quarterly reports for the year ended 2023. Audit fees also include services that are typically provided by the independent registered public accounting firm in connection with statutory and regulatory filings for our international subsidiaries for those years.

Pre-Approval Policy and Procedures

Our Audit Committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm. Our Audit Committee may delegate authority to one or more members of the Audit Committee to provide such pre-approvals, provided that such approvals are presented to the Audit Committee at a subsequent meeting. This policy is set forth in the charter of the Audit Committee and available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis ("CD&A") describes and discusses our objectives and policies as well as the material components of our compensation program for our NEOs. For 2024, our NEOs were:

- Michael Weening, president and chief executive officer, our "CEO"

- Cory Sindelar, chief financial officer, our "CFO"

- J. Matthew Collins, chief commercial operations officer, our "CCOO"

- Shane Eleniak, chief product officer, our "CPO"

Executive Summary

Calix is a cloud and appliance-based platform and managed services company. Broadband experience providers (BEP) leverage the Calix broadband platform, cloud, and managed services to simplify operations, engagement, and service, innovate for their consumer, business, and municipal subscribers, and grow their business and the communities they serve. Our end-to-end platform and managed services democratize the use of data enabling our customers of any size to operate efficiently, acquire subscribers, and deliver exceptional experiences. Calix is dedicated to driving continuous improvement in partnership with our growing ecosystem to support the transformation of our customers and their communities.

Our mission is to enable BEPs of all sizes to simplify, innovate and grow.

Our compensation and benefits programs reflect our philosophy of compensating and incentivizing all our employees, including our NEOs, in ways that support two primary objectives:

- identify and reward outstanding performance that reflects Calix principles, mission and values and aligns with long-term stockholder value creation; and

- attract, reward and retain exceptional talent in the markets in which we operate.

To help us achieve these objectives, a significant portion of our NEOs' compensation is "at risk" with significant upside potential for strong performance as well as downside exposure for underperformance. NEOs with greater responsibilities and ability to directly impact our Company's goals and long-term results bear a greater proportion of the risk if these goals and results are not achieved.

The Calix team concluded 2024 with consistent and disciplined execution, reflecting the strength of our appliance-based platform, cloud, and managed services model. BEP customers continued to gain subscribers through our platform, cloud, and managed services, utilizing Calix's innovations. This value creation is evident in our record gross margin expansion and a 34% increase in remaining performance obligations (RPOs) year-over-year. Despite the visibility into our customers' plans from direct relationships and cloud data that have enabled us to navigate recent challenges, Calix experienced a decrease in revenue in the first half of 2024 due to an industry-wide impact on demand for our appliances. We returned to sequential growth in the second half of the year. Our focus on operational excellence enabled us to achieve our 18th consecutive quarter of positive free cash flow while helping us maintain a healthy balance sheet. A summary of our financial results over the past four years is shown below.






Summary of Executive Compensation Actions Taken in 2024

- Base salaries were kept flat from 2023;

- Target bonuses were unchanged from 2023;

- In aggregate we paid bonuses at 98.5% of target; and

- Equity grants were 100% performance-based stock options that require both achieving financial performance goals plus stock price appreciation to deliver value to executives. Because both financial performance and stock price appreciation are required for the executives to receive any value from these awards, these performance options are much more performance oriented than PSUs that are issued by most companies and which only require achievement of one set of performance goals in order to provide significant value.

Annual Stockholder Advisory Vote on Executive Compensation ("Say on Pay")

We hold an advisory, non-binding stockholder vote on executive compensation every year. At our Annual Meeting of Stockholders, our stockholders voted to approve, on an advisory basis, the compensation of our NEOs, with approval of 77.9% of the votes cast. The Talent and Compensation Committee intends to continue to take into consideration the outcome of our stockholders' advisory "say-on-pay" votes along with market practices and the recommendations of its executive compensation advisor when making future compensation decisions for the NEOs. We also regularly engage in discussions with our largest institutional stockholders and solicit feedback on executive compensation as well as other areas. We take shareholder feedback seriously and believe our "go forward" compensation practices should address concerns raised, including:

- We capped the uncapped gross margin performance metric in our bonus plan for 2025;

- Unlike in 2023, we did not change our performance-based targets for 2024 (but we have now built into the bonus plans an ability to use discretion of up to 20% (up or down) to address unforeseen circumstances); and

- In 2024, all of our equity grants were performance-based stock options (no service-based stock options or RSUs).

Compensation Philosophy and Practices

Our goal is to attract and retain highly qualified executives to manage and oversee each business function. We strive to find the best talent that will be able to contribute to our long-term success, culture, principles, mission and values and who will promote the long-term interests and growth of our Company. Our compensation philosophy is intended to promote a team-oriented approach as a portion of each NEO's incentive compensation is based on achievement against the same performance objectives as our broad-based incentive plan.

We endeavor to maintain sound executive compensation policies, practices, and governance standards, consistent with our executive compensation philosophy, as summarized below.

What we do	
• Pay-for-Performance Structure	A significant portion of our Named Executive Officers' compensation is directly linked to our performance. In particular, their target total direct compensation has a significant long-term equity component that makes a substantial portion of each Named Executive Officer's target total direct compensation dependent upon both our stock price and our financial performance.
• Performance-Based Equity Awards	In 2024, all of our Named Executive Officers' annual equity award was in the form of performance-based stock options, requiring achievement of both a financial metric and stock price growth to provide them with any realizable value.
• "Double-Trigger" Change in Control Arrangements	Our change in control compensation arrangements include a "double-trigger" provision that requires both a change in control of the Company and a qualifying termination of employment before any severance or other benefits are paid. All outstanding unvested equity awards have a "double trigger" provision, and it is our expectation that all future equity awards will as well.
• Independent Compensation Committee and Compensation Advisor	The Talent and Compensation Committee consists solely of independent directors. The Talent and Compensation Committee has engaged its own independent compensation advisor to provide information, analysis, and other advice on executive compensation matters independent of management.
• Compensation Recovery ("Clawback") Policy	We have policies providing for the recovery of certain incentive-based compensation and equity awards from an executive officer if we restate our financial statements as required under the federal securities laws.
• Stock Ownership Guidelines	The non-employee members of our Board are subject to robust stock ownership guidelines.
• Regular Stockholder Engagement	We conduct an annual stockholder advisory vote on the compensation of our Named Executive Officers and regularly discuss compensation-related matters with a significant percentage of our stockholders.
• Annual Compensation Review	The Talent and Compensation Committee conducts an annual review of our compensation strategy and the specific compensation arrangements in place for each of our executive officers.
• Annual Compensation-Related Risk Assessment	The Talent and Compensation Committee regularly reviews our compensation- related risk profile.
• Succession Planning	We have robust succession planning and executive assessment processes to ensure succession plans are in place.
• Balanced Incentive Compensation	We have a balance of time horizons and performance metrics for our incentive awards, including an annual cash incentive compensation plan and four-year vesting period for our PSO awards.

What we don't do	
• No Special Retirement Plans	We do not currently offer pension arrangements or retirement plans to our Named Executive Officers other than the section 401(k) retirement plan that is available to all U.S. employees and the Canadian Registered Retirement Savings Plan that is available to all employees in Canada.
• No Guaranteed Bonuses	We do not provide guaranteed bonuses to our executive officers, except we may consider new hire sign-on bonuses to help us attract key executives.
• No Stock Option Re-Pricing	Our equity compensation plan does not permit stock options or stock appreciation rights to be repriced to a lower exercise or strike price without the approval of our stockholders.
• No Significant Perquisites, Welfare or Health Benefits or Other Personal Benefits	In 2024, we did not provide our Named Executive Officers with any perquisites or other personal benefits that are not available to our employees generally, except for an annual executive health check-up.
• No Excise Tax Payments on Future Post- Employment Compensation Arrangements	We do not provide any excise tax reimbursement payments (including "gross ups") with respect to payments or benefits contingent upon a change in control of the Company.
• No Hedging or Pledging	We prohibit our employees, including our executive officers, and the non-employee members of our Board from engaging in short sales and certain derivative transactions relating to our securities. Current awards granted under our equity plans provide that they may not be sold, exchanged, assigned, transferred, pledged, encumbered, or otherwise disposed of by the grantee until they vest.
• No Dividends or Dividend Equivalents Payable on Unvested Equity Awards	We do not pay dividends or dividend equivalents on unvested equity awards.
• Limited Contractual Vesting Acceleration	We have no contractual acceleration of vesting for any outstanding equity, except for these limited, common exceptions: death or long-term disability, in some cases, termination without cause or for good reason, or pursuant to "double trigger" change in control benefits.

The objectives of our executive compensation program are to:

- enable us to attract, retain and drive a high caliber, talented leadership team to execute on our business strategy;

- foster a goal-oriented leadership team with a clear understanding of long-term business objectives and shared corporate principles and values that aligns with our mission;

- ensure that the elements of compensation provided to our employees and executives are balanced and do not encourage excessive risk-taking;

- reflect the competitive environment of our industry and our changing business needs;

- create strong alignment with our shareholders;

- allocate our resources effectively and efficiently in the development and selling of market-leading platforms, systems and services; and

- maintain pay parity and fair compensation practices across our organization.

The objectives inform our compensation philosophy to:

- be market competitive;
- emphasize pay for performance;
- share risks and rewards with our stockholders; and
- reflect our principles, mission, and values.

To achieve our objectives, we provide the following compensation elements to our NEOs:

- base salary;
- incentive-based cash compensation;
- grants of long-term equity awards; and
- health, welfare and retirement benefits.

2024 Total Direct Compensation

We provide annual compensation to our NEOs that is intended to be market competitive, support our compensation philosophy, focus on long-term profitable growth and align the interests of our executives with the interests of our stockholders. To that end, we provide our executives with base salary, cash incentive bonus and performance-based stock options and in select cases service-based stock options.

A significant amount of the total potential annual compensation of our other NEOs in 2024 is comprised of "at-risk" variable compensation based on our achievements of corporate financial targets aligned with our business strategy and creating value for our stockholders. Consistent with the compensation philosophy, total pay for our NEOs is heavily weighted towards long-term equity awards which, other than limited service-based options described below, are comprised 100% of performance-based stock options which only deliver value if the stock price increases and our NEOs have achieved additional financial performance goals. The weighting of compensation elements for Mr. Weening, our CEO, and our other NEOs, in 2024, as a group, is as follows:


CEO Pay Mix
7%
22%
7%
16%
$8,256.3M
TDC
93%
78%
78%
Average of Other NEOs Pay Mix
15%
7%
9%
7%
$6,496.3M
Avg. TDC
93%
85%
85%
Short-Term
Long-Term
Base Salary
Annual Incentives
Performance Stock Options
Fixed Pay
At-Risk Pay

For the purposes of the graphs above, base salary and bonus reflect values disclosed in the Summary Compensation Table and long-term equity is based on grant date fair value of the annual performance-based stock option awards granted.

From time to time, we grant our executives, including our NEOs, service-based stock options. These awards are granted at time of hire, in connection with a promotion and, in limited circumstances, to retain key talent.

Salary

Calix offers base salaries that are competitive with our peers and reflect the experience, skills, knowledge, responsibilities and performance of each NEO. The Talent and Compensation Committee reviews the base salaries of our NEOs at least once a year.

The table below sets forth the annual base salary as of December 31, 2024 for each NEO as set by our Talent and Compensation Committee. In 2024, the Committee determined to hold base salaries flat for the NEOs based on their current market positioning and the results of the business in 2023. Messrs. Sindelar, Collins and Eleniak received market and performance-based salary increases ranging from 14% to 19% for 2023, while Mr. Weening's salary has been flat since his promotion to CEO in September 2022.

	Annual Base Salary as of December 31		
Name of Executive Officer	**2023**	**2024**	**% Change**
Michael Weening	$ 560,000	$ 560,000	—%
Cory Sindelar	$ 485,700	$ 485,700	—%
J. Matthew Collins	$ 428,600	$ 428,600	—%
Shane Eleniak	$ 428,600	$ 428,600	—%

Cash Incentive Compensation

2024 Executive Cash Incentive Plan Design

Our executives, including our NEOs, participate in two separate cash bonus programs under the executive cash incentive plan. We believe these programs focus our executives on our long-term profitable growth strategy while recognizing the challenges with predicting performance in this high-growth environment. A portion of the executive cash incentive plan payout for our executives is based on the Company's achievement against preset quarterly revenue and non-GAAP operating income targets. The other portion of the executive cash incentive plan payout is based on non-GAAP gross margin which provides an incremental opportunity that is based on our achievement above a minimum non-GAAP gross margin target, measured quarterly. The combined cash bonus programs include an assessment of the NEO's individual performance for the year. Our executive cash incentive plan does not provide for any guaranteed payments and there is no payout if we do not achieve a pre-established level of threshold performance.

In setting the performance measures and targets for our executive cash incentive plan, our Talent and Compensation Committee seeks to align the performance targets to our key financial objectives and business strategy, which we believe furthers the long-term interests of our stockholders. The performance targets are designed to incentivize financial growth and performance over the year as we continue to drive adoption of our cloud and software platforms. In 2024, our Talent and Compensation Committee established our quarterly and annual corporate financial targets based on the annual operating plan approved by our Board at the beginning of the year and based on quarterly financial information prepared by management.

The following chart summarizes key features of our 2024 executive cash incentive plan.

Bonus Component	Description
Revenue / Non-GAAP Operating Income (1)	• Each component is measured quarterly and pays out semiannually; • Total payout opportunity is capped at 110% of target based on pre-established revenue (50%) and non-GAAP operating income (50%) goals; • Both revenue and non-GAAP operating income thresholds must be achieved for the respective quarterly metric to be funded; and • The plan is intended to drive focus on delivering on the business plan which aligns with long-term value creation.
Non-GAAP Gross Margin (2)	• Participants can earn incremental compensation as gross margin improves, which we believe focuses our NEOs on profitable growth, and which we believe is critical to our continued success; • Specifically, the plan is funded based on 25% of the gross margin dollars that exceed target (on a quarterly basis). If our non-GAAP gross margin is at or below the quarterly target, the bonus is not funded; and • The resulting pool is allocated to participants based on base salary.

(1) Non-GAAP operating income for the purposes of the executive cash incentive plan is calculated as operating income on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and other charges. Reconciliation is provided in Appendix C.

(2) Non-GAAP gross margin for the purposes of the executive cash incentive plan is calculated as gross margin on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and other charges. Reconciliation is provided in Appendix C.

Total Executive Cash Incentive Plan Opportunity

The 2024 executive cash incentive plan opportunity as a percentage of base salary for the quarterly revenue and non-GAAP operating income as set by our Talent and Compensation Committee for each of our NEOs is listed in the table below. The payout for our second cash bonus component (the non-GAAP gross margin component) is allocated to participants, including our NEOs, based on a proportional amount of the funded pool once performance has been determined. Therefore, participants do not have a target opportunity similar to our other component.

	Aggregate Quarterly Target Opportunity	
Named Executive Officer	**Dollar Value**	**As a Percentage of Base Salary**
Michael Weening	$840,000	150%
Cory Sindelar	$364,275	75%
J. Matthew Collins	$321,450	75%
Shane Eleniak	$321,450	75%

Once the total incentive pool for our executive cash incentive plan is funded, our Talent and Compensation Committee retains discretion to adjust cash incentive compensation paid to each individual up or down, ranging from 50% to 200% of the funded amounts for each individual's executive cash incentive plan opportunity for the year, based upon assessment of individual performance. Our CEO provides his assessment of individual NEO performance for our Talent and Compensation Committee's determination of actual cash incentive payout of amounts funded under the plan. Our CEO's performance is evaluated and determined solely by our Talent and Compensation Committee.

2024 Executive Cash Incentive Plan Achievement

The table below sets forth the quarterly financial targets and achievement applicable to the two separately funded cash bonus opportunities under our cash incentive plan for each fiscal quarter of 2024. For the first bonus opportunity, actual achievement was 92.3% and 94.5% of target in the first and second quarters, respectively, and 105.5% and 101.7% of target in the third and fourth quarters, respectively. For the second bonus opportunity, our non-GAAP gross margin exceeded the target in the second and third quarters. However, non-GAAP gross margin was below target in the first and fourth quarters, which resulted in no funding for those quarters for the non-GAAP gross margin component. In the aggregate, this resulted in a payout of 98.5% of target.

| | Quarterly Revenue/Non-GAAP Operating Income | | | | | | | Quarterly Non-GAAP Gross Margin (1) | | |
| | Revenue (in millions) | | | Non-GAAP Operating Income (in millions) (1) | | | | | | |
Fiscal Quarter	Threshold	Target	Actual	Threshold	Target	Actual	Funding	Target	Actual	Funding (in millions)
First quarter	$ 207.0	$ 230.0	$ 226.3	$ 15.1	$ 16.8	$ 15.80	92.3%	54.9%	54.87%	$ —
Second quarter	$ 180.0	$ 200.0	$ 198.1	$ 4.8	$ 5.3	$ 5.10	94.5%	55.1%	55.14%	$ 0.02
Third quarter	$ 180.0	$ 200.0	$ 200.9	$ 5.0	$ 5.6	$ 6.10	105.5%	55.4%	55.45%	$ 0.02
Fourth quarter	$ 183.6	$ 204.0	$ 206.1	$ 3.2	$ 3.6	$ 3.62	101.7%	55.8%	55.54%	$ —

(1)   Reconciliation of these non-GAAP amounts to GAAP is provided in Appendix C.

The payout awards of funded cash incentive amounts are determined by our Talent and Compensation Committee following assessment of performance and in consultation with the chief executive officer as to each NEO other than himself. As discussed in last year's proxy, the Talent and Compensation Committee can adjust payouts up or down by 20% based on an assessment of individual performance. For 2024, each NEO was awarded 100% of his funded opportunity under the executive cash incentive plan, with no individual adjustments.

2024 Executive Cash Incentive Plan Payouts

The table below summarizes the cash incentive payout amounts awarded to each NEO under the executive cash incentive plan for 2024:

| | Revenue/Non-GAAP Operating Income | | Non-GAAP Gross Margin | Total Award |
Named Executive Officer	Aggregate Quarterly	% of Target		
Michael Weening	$ 827,400	98.5 %	$ 7,513	$ 834,913
Cory Sindelar	$ 358,811	98.5 %	$ 6,516	$ 365,327
J. Matthew Collins	$ 316,628	98.5 %	$ 5,750	$ 322,378
Shane Eleniak	$ 316,628	98.5 %	$ 5,750	$ 322,378

Equity-Based Incentives

Our 2019 Plan provides our key employees, including our NEOs, with stock-based incentives to align their interests with the interests of our stockholders. We grant 100% of our equity compensation in the form of stock options because we believe they provide the greatest alignment with stockholders since executives only realize value when the stock price increases. Our core long-term incentive is comprised solely of performance-based stock options. We grant service-based stock options periodically to executives upon hire or promotion, to recognize exceptional performance or for retention. For 2024, all of our stock options vest over four years.

We grant performance-based stock options to our NEOs on an annual basis as determined by our Talent and Compensation Committee. Our Talent and Compensation Committee also reviews the equity plan "burn" rate and related information, including reference data for peer companies and overall industry practices annually.

Vehicle	Structure	Rationale
Performance-based stock options ("PSOs")	• Target number of options are granted at the beginning of each year; • Options are earned based on non-GAAP operating income and bookings goals; • No options are earned for the performance metric if threshold level of performance is not achieved; • Opportunity to earn above target on each performance measure although the total number of options earned is capped at target (i.e., no upside); and • Any earned options vest 25% immediately (i.e., one year after date of grant) and the remaining vests in equal quarterly installments over the subsequent 36 months.	• Highly performance-oriented program that focuses on driving financial performance that leads to increased long-term shareholder value. • Entire core annual long-term incentive is at risk which creates very strong alignment with stockholders. • On the date of grant, these awards have zero intrinsic value and executives only realize value if they achieve financial goals and the stock price appreciation.
Service-based stock options	• Granted in limited circumstances (i.e., at hire or promotion, to recognize truly exceptional performance or retention of an executive). • In general, vests 25% on the first anniversary date and the remaining vests in equal quarterly installments over the subsequent 36 months. • None granted in 2024.	• Recognizing the PSOs are fully at risk, the service-based stock options are intended to provide alignment with stockholders at time of grant. • This type of award is also critical in helping to recruit top talent as we are often competing with companies that are delivering long-term incentives with less risk (e.g., service-based full value shares (RSUs), which we do not provide).

We provide grants of stock options to our NEOs under our 2019 Plan on an annual basis as determined by our Talent and Compensation Committee. Our stock option grants have either performance-based and/or service-based vesting as described above, with all awards generally having a four year vesting schedule. Our Talent and Compensation Committee also reviews our annual equity usage and related information, including reference data for peer companies and overall industry practices annually.

Our Talent and Compensation Committee approves equity grants at regularly scheduled Committee meetings. Our annual PSO grant is generally made in February.

Initial awards at the time of hire or promotion and retention awards generally vest solely based on the continued service of the NEO. The size and terms of the initial equity grant made to each new NEO is primarily based on competitive conditions applicable to the NEO's specific position and, in the case of a new hire executive leaving his or her prior company, the value of unvested equity. In addition, we consider the number of shares of our common stock underlying stock options granted to other executives in comparable positions within the Company.

2024 Stock Option Awards

On February 8, 2024, the Talent and Compensation Committee approved an annual grant consisting of only performance-based stock options ("PSOs") for our NEOs based on specific financial targets for 2024. No service-based stock options were granted this year to provide a strong performance incentive for our NEOs. The annual grant was divided into two parts:

• Plan #1 (75% of target value) with the actual number of shares earned contingent upon achievement of annual corporate financial targets for non-GAAP operating income and bookings for 2024 (collectively, the "2024 Plan #1 Performance Metrics"), each weighted 50%; and

• Plan #2 (25% of target value) with the actual number of shares earned contingent upon achievement of the annual bookings target (the "2024 Plan #2 Performance Metric").

Under Plan #1, if non-GAAP operating income and bookings were below 80% of target, no options would have been earned, and the 2024 Plan #1 PSOs would have been forfeited in full. For each metric, if the threshold of 80% of target was achieved, then the options would have been earned at 75%, with an increasing percentage of options earned above threshold up to 100% earned for target performance. Executives had an opportunity to earn above target for each metric (up to 120% of target) although the total number of PSOs earned was capped at 100% of target (i.e., no upside). The threshold, target and maximum performance level goals for non-GAAP operating income were $65.68 million, $82.10 million, and $98.52 million, respectively. We do not disclose our bookings goal since it constitutes confidential information, the disclosure of which we believe would result in competitive harm to us. The bookings goal was set in a manner that our Talent and Compensation Committee determined would require significant effort to achieve, and would only be achieved if our executives executed on the strategic goals we set for 2024. The table below outlines the performance achievement opportunity for the 2024 Plan #1 PSOs.

2024 Plan #1 Performance-Based Stock Options Performance Schedule

| | Non-GAAP Operating Income | | Bookings | | Total PSOs |
Performance Level	Achievement %	Earned %	Achievement %	Earned %	Earned
Maximum	120 %	120 %	120 %	120 %	100 %
Target	100 %	100 %	100 %	100 %	100 %
Threshold	80 %	75 %	80 %	75 %	75 %
Below Threshold	<80 %	0 %	<80 %	0 %	0 %

Under Plan #2, if bookings were below 90% of target, no options would have been earned, and the 2024 Plan #2 PSOs would have been forfeited in full. If the threshold of 90% of target was achieved, then the options would have been earned at 75%, with an increasing percentage of options earned above threshold up to 100% earned for target performance. As indicated above in Plan #1, we do not disclose our booking goals. The total number of PSOs earned was capped at 100% of target (i.e., no upside). The table below outlines the performance achievement opportunity for the 2024 Plan #2 Performance-Based Stock Options.

2024 Plan #2 Performance-Based Stock Options Performance Schedule

| | Bookings | | Total PSOs |
Performance Level	Achievement %	Earned %	Earned
Target / Maximum	100 %	100 %	100 %
Threshold	90 %	75 %	75 %
Below Threshold	<90	— %	— %

In January 2025, the Talent and Compensation Committee certified the achievement of the 2024 Performance Metrics for non-GAAP operating income and bookings. Non-GAAP operating income performance was below the threshold while bookings performance was below the target. Based on these results, executives earned 47.9% of Plan #1 target PSOs and 91.8% of Plan #2 target PSOs for a combined payout of 58.9% of target PSOs.

The Talent and Compensation Committee approved the following 2024 Performance-Based Stock Options for the NEOs as shown in the table below.

Named Executive Officer	2024 Plan #1 Equity Earned (# Shares Underlying of Options)	2024 Plan #2 Equity Earned (# Shares Underlying of Options)	2024 Combined Performance Equity Earned (# Shares Underlying of Options)
Michael Weening	125,737	80,325	206,062
Cory Sindelar	107,775	68,850	176,625
J. Matthew Collins	107,775	68,850	176,625
Shane Eleniak	107,775	68,850	176,625

For more information on all outstanding equity awards held by our NEOs as of December 31, 2024, see below table under "*Outstanding Equity Awards at December 31, 2024.*"

Role of Our Talent and Compensation Committee

Our Talent and Compensation Committee approves our executive compensation and all executive benefit plans and policies. The Talent and Compensation Committee is appointed by the Board and consists entirely of directors who are non-employee directors and independent for purposes of Rule 16b-3 of the Exchange Act. In 2024, our Talent and Compensation Committee approved the compensation for all of our NEOs. Our CEO assesses NEO individual performance and compensation, excluding his own performance and compensation, each year and makes recommendations regarding each element of NEO compensation to the Talent and Compensation Committee. The Talent and Compensation Committee evaluates the performance of the CEO and determines and approves his compensation based on this evaluation. The Talent and Compensation Committee also has oversight of senior management pay and the effectiveness of our executive compensation and benefits programs.

In 2024, the Talent and Compensation Committee retained the services of Compensation Advisory Partners LLC ("CAP"), an independent compensation consultant, who worked with management only at our Talent and Compensation Committee's direction to interpret results, make recommendations and assist in setting compensation levels for our executive officers. In 2025, our Talent and Compensation Committee retained the services of Compensia to serve as its independent compensation consultant. Our Talent and Compensation Committee annually assesses the independence of its executive compensation advisor. The Talent and Compensation Committee determined that CAP and Compensia were independent and that there were no conflicts of interest in retaining their services.

How we set executive compensation for our NEOs

Competitive Market Review

Our Talent and Compensation Committee determines pay for our NEOs in large part based upon its assessment of competitive market data and individual executive roles and responsibilities to pursue our short- and long-term strategy. In setting executive pay for 2024, our Talent and Compensation Committee reviewed our NEOs' compensation as well as the mix of elements used and reviewed that information with reference to data provided by CAP. Based on its review, the Talent and Compensation Committee concluded that our programs support our objectives while considering market practice.

Peer Group

We operate in a highly competitive market for talent. We strive to attract and retain highly qualified executives to effectively lead each of our business functions to achieve our business strategy. In doing so, we draw upon a pool of talent that is highly sought after by large and established technology and telecommunications companies and by other competitive companies in development or growth phases. We also compete for key talent on the basis of our vision of future success, our culture and values, the cohesiveness and productivity of our teams and the excellence of our technical and leadership teams.

To gain perspective on market practices as well as competitive pay levels, the Committee utilizes compensation data from a peer group. Our peer group criteria consisted of companies within the technology industry, with an increasing shift toward software and platform companies, and reflective of our size.

Each year, we review our peer group to ensure that the companies continue to be relevant from an industry and size perspective. In 2023, we made changes to our peer group to reflect our continued transition to a platform and managed services company as well as our revenue growth in the past three years. Below is the peer group approved by our Talent and Compensation Committee in 2023 that was used to establish and evaluate the 2024 compensation program for our NEOs:

•	8x8, Inc.	•	Harmonic
•	ADTRAN	•	Infinera Corp.
•	Arista Networks, Inc.	•	InterDigital
•	Blackbaud	•	LiveRamp Holdings
•	Box, Inc.	•	NETGEAR
•	Commvault Systems, Inc.	•	NetScout Systems, Inc.
•	Extreme Networks, Inc.	•	Nutanix
•	F5*	•	Rapid7, Inc.
•	Five9, Inc.	•	Ribbon Communications US LLC
•	Fortinet, Inc.*	•	Viavi Solutions

* Reflects additions to our peer group for determining 2024 compensation.

At the time our peer group companies were determined, revenue for the peer companies ranged from $560 million to $4.9 billion and market capitalization ranged from approximately $390 million to $60 billion; our annual revenue and market capitalization both were positioned at the 55th percentile. The Talent and Compensation Committee reviews peer group information when making its compensation decisions, including target annual cash compensation, which includes base salary and target annual incentive opportunity; and total direct compensation, which includes target annual cash compensation and equity compensation. Our Talent and Compensation Committee does not target a specific percentile for pay; however, the Talent and Compensation Committee uses the median of the peer group as a key reference point for target annual cash compensation, while considering a wider range for long-term incentives recognizing our core long-term incentive is comprised entirely of performance-based stock options which are completely at risk.

Change in Control and Severance Benefits

We provide our NEOs with certain change in control and severance benefits under our Amended and Restated Executive Change in Control and Severance Plan ("CICSP"). Our Talent and Compensation Committee provides change in control and severance benefits to our NEOs to, among other things, provide security to our NEOs including in the event of a change in control of the Company.

Benefits

Our NEOs receive health and welfare benefits under the same programs and subject to the same eligibility requirements that apply to our employees generally. Our NEOs are also eligible to participate in our Amended and Restated Employee Stock Purchase Plan but are not eligible to participate in our Third Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan.

Perquisites

Beginning in 2020, we have offered our employees, including our NEOs, reimbursement under our Lifestyle Reimbursement Program for eligible costs incurred in pursuing their personal wellness goals and in support of a healthy lifestyle. For 2024, participating employees, including our NEOs, were entitled to be reimbursed for eligible costs up to an annual limit set by where they were based; the annual limit for employees in the U.S. was $1,200 in 2024.

Beginning in 2021, we have offered our people leaders, including our NEOs, an annual budget under our Calix Leadership Cares Program to purchase eligible gifts for their direct reports up to an annual per employee limit in order to recognize and show appreciation for the people they lead. For 2024, the annual per employee limit in the U.S. was $250.

Beginning in 2023, we offer our executives, including our NEOs, access to executive physicals available through an optional MDVIP membership program. Mr. Weening is eligible to be reimbursed for up to $8,000 in costs associated with these physicals for himself and his spouse. Our executives, including our remaining NEOs, are reimbursed for up to $5,000 in costs associated with these physicals.

All other benefit programs our NEOs participate in are available to all other employees.

Clawback Policies

In May 2019, we adopted a clawback policy that applies to our executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted. The

policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement.

In November 2023, we adopted a second clawback policy that applies to our executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted, in compliance with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as implemented by NYSE. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement.

Policy Prohibiting Speculative Transactions and Hedging

In accordance with our insider trading policy, which is annually reviewed by our Nominating and Corporate Governance Committee, we do not permit any officer, director or employee, and their respective family members, to directly or indirectly participate in certain trading activities related to our common stock that are considered aggressive or speculative in nature, including short sales, publicly-traded options, hedging transactions and margin purchases. Employees, including our NEOs, are prohibited from pledging shares.

Equity Grant Practices

We do not grant equity awards in anticipation of the release of material nonpublic information or time the release of material nonpublic information for the purpose of affecting the value of executive compensation. During 2024, we did not grant stock options, stock appreciation rights, or similar option-like instruments to our named executive officers during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information.

Tax and Accounting Considerations

Section 280G of the Internal Revenue Code

Section 280G of the Internal Revenue Code disallows a tax deduction for "excess parachute payments" and Section 4999 of the Code imposes a 20% excise tax on any person who receives excess parachute payments. Our executives, including our NEOs, are not eligible to receive any tax gross-up payments in the event any payments made or that may be made to them become subject to this excise tax. The Talent and Compensation Committee may take into account the implications of Section 280G in determining potential payments to be made to our executives in connection with a change in control. Nevertheless, to the extent that certain payments upon a change in control are classified as excess parachute payments, such payments may not be deductible following a change in control under Section 280G.

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code, which governs the form and timing of payment of deferred compensation, imposes a 20% tax and an interest penalty on the recipient of deferred compensation that is subject to but does not comply with Section 409A. As a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all our employees and other service providers, including our NEOs, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code. The Talent and Compensation Committee will consider the implications of Section 409A in determining the form and timing of compensation awarded to our executives and will strive to structure any nonqualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

Section 162(m of the Internal Revenue Code

Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for our CEO, our CFO, any employee who is one of the top three highest compensated executive officers for the tax year; or for any employee who was an NEO for any preceding taxable year beginning after December 31, 2016 referred to as "covered employees." The Talent and Compensation Committee does not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date "fair value" of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options and other stock-based awards under our equity incentive award plans will be accounted for under ASC Topic 718. Our Talent and Compensation Committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during 2024, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Michael Weening	2024	560,000	—	6,408,535	1,287,780	9,344	8,265,659
President and Chief Executive Officer	2023	560,000	—	5,299,670	1,288,525	7,600	7,155,795
	2022	515,227	675,000	20,450,550	629,082	8,171	22,278,030
Cory Sindelar	2024	485,700	—	5,493,030	604,766	11,132	6,594,628
Chief Financial Officer	2023	478,112	—	4,893,830	613,440	9,900	5,995,283
	2022	421,875	—	6,381,678	336,823	8,975	7,149,351
J. Matthew Collins	2024	428,600	—	5,493,030	531,084	12,046	6,464,760
Chief Commercial Operations Officer	2023	420,025	—	5,729,260	536,085	9,900	6,695,270
	2022	358,750	—	5,876,529	265,722	9,150	6,510,151
Shane Eleniak	2024	428,600	—	5,493,030	531,084	10,486	6,463,200
Chief Product Officer	2023	420,025	—	5,729,260	536,085	9,900	6,695,270
	2022	358,750	3,821	5,876,529	265,722	9,150	6,513,972

(1) Amounts reported in 2024 represent the grant date fair value of the 2024 Performance-based Stock Option grants to each of Messrs. Weening, Sindelar, Collins and Eleniak, calculated assuming maximum achievement of performance goals. The amounts as reported were calculated in accordance with ASC Topic 718, excludes the impact of estimated forfeitures related to service-based vesting conditions, and are not adjusted for subsequent changes in our stock performance or the level of ultimate vesting. For a further discussion of the 2024 stock option grants, see above under "*2024 Stock Option Awards.*" For a discussion of the assumptions used in the valuations of the stock options, see Note 7 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024.

(2) Amounts reported for 2024 represent (i) employer matching contributions of $10,350 we made for Messrs. Sindelar, Collins, and Eleniak pursuant to our U.S. 401(k) Plan, (ii) reimbursements we made pursuant to our Lifestyle Reimbursement Program in the amounts of $1,169 for Mr. Weening, $335 for Mr. Sindelar, and $1,200 for Mr. Collins, (iii) payments we made pursuant to our Leadership Cares program, along with a tax gross-up, in the amounts of $334 with a tax gross-up of $113 to Mr. Sindelar, $342 with a tax gross-up of $154 to Mr. Collins, and $93 net with a tax gross-up of $42 to Mr. Eleniak, and (iv) employer matching contributions of $8,175 we made for Mr. Weening to the Canadian Registered Retirement Savings Plan ("RRSP"), a tax-deferred capital accumulation plan in which our Canadian employees can participate. Payments under the RRSP are set in Canadian dollars and were converted to U.S. dollars using an average exchange rate of CAD1.00 to US$0.69514.

Grants of Plan-Based Awards in 2024

The following table provides information regarding the grants of plan-based awards to our NEOs in 2024.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Option and Stock Awards ($) (6) |
		Threshold ($) (1)	Target ($) (2)	Maximum ($) (3)	Threshold (#) (4)	Target (#) (5)		
Michael Weening	Cash Incentive	84,000	840,000	924,000				
	02/08/2024				98,438	262,500	34.26	4,806,401
	02/08/2024				65,625	87,500	34.26	1,602,134
Cory Sindelar	Cash Incentive	36,428	364,275	400,702				
	02/08/2024				84,375	225,000	34.26	4,119,773
	02/08/2024				56,250	75,000	34.26	1,373,258
J. Matthew Collins	Cash Incentive	32,145	321,450	353,595				
	02/08/2024				84,375	225,000	34.26	4,119,773
	02/08/2024				56,250	75,000	34.26	1,373,258
Shane Eleniak	Cash Incentive	32,145	321,450	353,595				
	02/08/2024				84,375	225,000	34.26	4,119,773
	02/08/2024				56,250	75,000	34.26	1,373,258

(1) These amounts represent the minimum annual possible payout (10%) at threshold for our executive cash incentive plan opportunity assuming achievement of a single quarterly revenue and non-GAAP operating income performance goal as threshold under the 2024 Executive Cash Incentive Plan. See discussion under "*Cash Incentive Compensation*."

(2) These amounts represent estimated payout at target for our executive cash incentive plan opportunity based on achievement of quarterly revenue and non-GAAP operating income performance goals at target under the 2024 Executive Cash Incentive Plan. See discussion under "*Cash Incentive Compensation*."

(3) These amounts represent the maximum possible payout under our executive cash incentive plan opportunity assuming all goals were achieved at maximum under the 2024 Executive Cash Incentive Plan. It does not include any amounts earned under the quarterly non-GAAP gross margin funding opportunity, if any. See discussion under "*Cash Incentive Compensation.*"

(4) These amounts represent the minimum possible number of underlying shares that would be earned at threshold (75%) performance under 2024 Performance-based Stock Options. See discussion under "*2024 Stock Option Awards*."

(5) These amounts represent the number of shares of common stock underlying 2024 Performance-based Stock Options that would be earned at target performance as described in "*2024 Stock Option Awards*." Shares underlying the 2024 Performance-based Stock Options cannot be earned in excess of target. Upon achievement, earned shares underlying the 2024 Performance-based Stock Options vest immediately as to 25% of the earned shares and the remaining earned shares vest in substantially equal quarterly installments over 36 months.

(6) Amounts reported represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, and exclude the impact of estimated forfeitures related to service-based vesting conditions.

Outstanding Equity Awards as of December 31, 2024

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2024.

Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date
Michael Weening	02/08/2024	(1)	—	—	125,737	34.26	02/08/2034
	02/08/2024	(1)	—	—	80,325	34.26	02/08/2034
	11/27/2023	(2)	30,000	90,000	—	37.80	11/27/2033
	02/09/2023	(3)	23,843	30,657	—	51.55	02/09/2033
	11/27/2022	(2)	60,000	60,000	—	68.40	11/27/2032
	10/28/2022	(3)	150,000	150,000	—	73.12	10/28/2032
	02/10/2022	(3)	68,750	31,250	—	55.96	02/10/2032
	11/27/2021	(2)	90,000	30,000	—	68.04	11/27/2031
	02/11/2021	(3)	91,031	6,069	—	36.74	02/11/2031
	11/27/2020	(2)	300,000	—	—	23.95	11/27/2030
	11/27/2019	(2)	600,000	—	—	7.84	11/27/2029
	02/14/2019		90,000	—	—	8.03	02/14/2029
	12/29/2017		204,000	—	—	5.95	12/29/2027
	06/27/2016		80,000	—	—	6.38	06/27/2026
Cory Sindelar	02/08/2024	(1)	—	—	107,775	34.26	02/08/2034
	02/08/2024	(1)	—	—	68,850	34.26	02/08/2034
	11/27/2023	(2)	25,000	75,000	—	37.80	11/27/2033
	02/09/2023	(3)	23,843	30,657	—	51.55	02/09/2033
	11/27/2022	(2)	50,000	50,000	—	68.40	11/27/2032
	02/10/2022	(3)	55,000	25,000	—	55.96	02/10/2032
	11/27/2021	(2)	75,000	25,000	—	68.04	11/27/2031
	02/11/2021	(3)	72,825	4,855	—	36.74	02/11/2031
	11/27/2020	(2)	150,000	—	—	23.95	11/27/2030
	11/27/2019	(2)	200,000	—	—	7.84	11/27/2029
	02/14/2019		72,000	—	—	8.03	02/14/2029
	12/29/2017		108,000	—	—	5.95	12/29/2027
	10/01/2017		275,000	—	—	5.05	10/01/2027
J. Matthew Collins	02/08/2024	(1)	—	—	107,775	34.26	02/08/2034
	02/08/2024	(1)	—	—	68,850	34.26	02/08/2034
	02/09/2023	(3)	47,687	61,313	—	51.55	02/09/2033
	02/10/2022	(3)	44,687	20,313	—	55.96	02/10/2032
	02/10/2022	(3)	17,187	7,813	—	55.96	02/10/2032
	02/10/2022	(3)	68,750	31,250	—	55.96	02/10/2032
	02/11/2021	(3)	109,237	7,283	—	36.74	02/11/2031
	01/31/2020		165,000	—	—	9.16	01/31/2030
	02/14/2019		25,000	—	—	8.03	02/14/2029
	08/01/2017		20,171	—	—	6.95	08/01/2027
Shane Eleniak	02/08/2024	(1)	—		107,775	34.26	02/08/2034
	02/08/2024	(1)	—		68,850	34.26	02/08/2034
	02/09/2023	(3)	47,687	61,313	—	51.55	02/09/2033
	02/10/2022	(3)	44,687	20,313	—	55.96	02/10/2032
	02/10/2022	(3)	17,187	7,813	—	55.96	02/10/2032
	02/10/2022	(3)	68,750	31,250	—	55.96	02/10/2032
	02/11/2021	(3)	109,237	7,283	—	36.74	02/11/2031

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date
	01/31/2020	50,000	—	—	9.16	01/31/2030
	01/31/2020	200,000	—	—	9.16	01/31/2030
	02/14/2019	48,000	—	—	8.03	02/14/2029
	08/01/2018	50,000	—	—	7.00	08/01/2028
	08/01/2017	90,000	—	—	6.95	08/01/2027

(1) 2024 Performance-based Stock Options that were earned based on the achievement of the 2024 Performance Metrics. Each option vests and becomes exercisable as to 25% of the underlying shares on the first anniversary of the date of grant, and as to the remaining 75% of the underlying shares of common stock earned, in substantially equal quarterly installments over the subsequent 36 months.

(2) Stock option vests over four years, with 25% of the common stock subject to the option vesting and becoming exercisable on the first anniversary of the grant date, and the remainder vesting and becoming exercisable quarterly thereafter in substantially equal installments over the next 36 months. No shares issued upon exercise of the grant may be transferred in any manner prior to the second anniversary of the date such shares vested.

(3) Stock option vests over four years, with 25% of the common stock subject to the option vesting and becoming exercisable on the first anniversary of the grant date, and the remainder vesting and becoming exercisable quarterly thereafter in substantially equal installments over the next 36 months.

Option Exercises and Stock Vested During 2024

No stock options were exercised and no stock awards vested during 2024.

Potential Payments Upon Termination or Change of Control

Under the CICSP, in the event an eligible NEO's employment with us is involuntarily terminated by us other than for Cause (as defined in the CICSP), death or disability and such involuntary termination during a Change in Control Period (as defined below), the NEO is eligible to receive (i) a cash severance payment in an amount equal to 12 months of base salary and pro-rated target bonus (ii) accelerated vesting of equity awards for the 12 month severance period, and (iii) health insurance benefit continuation for the 12 month severance period.

In the event an eligible NEO's employment with us is involuntarily terminated by us other than for Cause, death or disability, or the eligible NEO voluntarily terminates the NEO's employment for Good Reason (as defined in the CICSP), during a period of time commencing 60 days prior to a change in control and ending 12 months following the change in control (the "Change in Control Period"), the NEO is eligible to receive (i) a cash severance payment in an amount equal to: 24 months of base salary (in the case of Mr. Weening) and 12 months of base salary (in the case of Messrs. Sindelar, Collins and Eleniak); 200% of the annual bonus opportunity at target (in the case of Mr. Weening) and 100% of the annual bonus opportunity at target (in the case of Messrs. Sindelar, Collins and Eleniak); and a pro-rata portion the eligible NEO's annual bonus opportunity at target, (ii) 100% accelerated vesting of all equity awards and (iii) 24 months of health insurance benefit continuation (in the case of Mr. Weening) and 12 months of health insurance benefit continuation (in the case of Messrs. Sindelar, Collins and Eleniak), in each case subject to certain exceptions. The post-termination exercise period for vested options is 12 months in the event of a qualifying termination during a Change in Control Period.

Under the CICSP, an executive must execute, and not revoke during any applicable revocation period, a general release of claims against us in order to be eligible for any severance benefits. We do not provide for any tax gross-up payments under our CICSP or otherwise in connection with executive severance benefits.

The table below sets forth the estimated payments and benefits that would be provided to each of our NEOs under our CICSP in the event of a Covered Termination if our NEO's employment had terminated on December 31, 2024, with and without a change in control, taking into account the NEO's compensation as of that date.

Executive Benefits and Payments Upon Termination	Not in Connection with a Change in Control ($) (1)		60 Days Prior to or 12 Months Following a Change in Control ($) (2)	
Michael Weening				
Cash severance	$	1,400,000	$	3,640,000
Value of accelerated vesting of equity awards		54,993		125,698
Health insurance benefit continuation (3)		6,335		12,670
Total	$	1,461,328	$	3,778,368
Cory Sindelar				
Cash severance	$	849,975	$	1,214,250
Value of accelerated vesting of equity awards		47,137		107,741
Health insurance benefit continuation		28,881		28,881
Total	$	925,993	$	1,350,872
J. Matthew Collins				
Cash severance	$	750,050	$	1,071,500
Value of accelerated vesting of equity awards		47,137		107,741
Health insurance benefit continuation		45,053		45,053
Total	$	842,240	$	1,224,294
Shane Eleniak				
Cash severance	$	750,050	$	1,071,500
Value of accelerated vesting of equity awards		47,137		107,741
Health insurance benefit continuation		28,881		28,881
Total	$	826,068	$	1,208,122

(1)   In the event of a Covered Termination not in connection with a change in control, each NEO is eligible to receive: (i) a cash severance payment in an amount equal to 12 months of base salary and pro-rated target bonus, (ii) 12 months accelerated vesting of equity awards, and (iii) 12 months health insurance benefit continuation.

(2)   In the event of a Covered Termination in connection with a change in control, the NEO is eligible to receive: (i) a cash severance payment in an amount equal to: 24 months of base salary in the case of Mr. Weening and 12 months of base salary in the case of Messrs. Sindelar, Collins and Eleniak; 200% of the annual bonus opportunity at target in the case of Mr. Weening and 100% of the annual bonus opportunity at target in the case of Messrs. Sindelar, Collins and Eleniak; and a pro-rata portion the eligible NEO's annual bonus opportunity at target, subject to attainment of the performance criteria with respect to the eligible NEO's bonus opportunity; (ii) 100% acceleration of all equity awards, with the value of such accelerated vesting of equity awards calculated based on a closing trading price of $34.87 per share at December 31, 2024; and (iii) 24 months of health insurance benefit continuation in the case of Mr. Weening and 12 months of health insurance benefit continuation in the case of Messrs. Sindelar, Collins and Eleniak, in each case subject to certain exceptions.

(3)   Michael Weening is not eligible for COBRA (U.S. only), therefore, the Health insurance benefit continuation reflects the full Canada Life health insurance premium paid in CAD and converted to USD using the exchange rate of CAD1.00 to USD$0.69514.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of our principal executive officer's annual total compensation to the annual total compensation of our median employee.

On December 31, 2024, when we determined the median employee, Mr. Weening was the principal executive officer of Calix. For 2024, the annual total compensation for Mr. Weening was $8,265,659, as disclosed under the Summary Compensation Table above, and the annual total compensation for our median employee was $136,537, calculated using the same methodology as applied for Mr. Weening in the Summary Compensation Table above, resulting in a pay ratio of approximately 60.5:1. Annual total compensation included compensation awarded, earned or paid during 2024.

In accordance with Item 402(u) of Regulation S-K, we identified the employee with compensation at the median of the annual total compensation of all of our employees by examining the calendar year total cash compensation between January 1, 2024 and December 31, 2024 (using December 31, 2024 as the "median employee determination date"), including salary or wages plus overtime paid, and any earned cash incentive compensation for 2024, for all individuals, excluding Mr. Weening, who were employed by us on the median employee determination date, whether employed on a full-time, part-time, seasonal or temporary basis, subject to the application of the "de minimis" exemption as described below. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using FX rates in effect on the median employee determination date. For employees on a leave of absence, we calculated compensation on an annualized basis. However, we did not include employees absent on an unpaid leave of absence for the entire measurement period (i.e., all of 2024). For employees hired between January 2, 2024 and the median employee determination date, we calculated their salary or wages as if they had been employed for the entire measurement period.

The de minimis exemption allows us to exclude up to 5% of our total employees who are non-U.S. employees. Our total number of employees, including U.S. and non-U.S. employees, as of the median employee determination date was 1,773 and we used this number to calculate the maximum number of employees excludable under the de minimis exemption. Accordingly, in identifying the median employee, we used the de minimis exemption to exclude approximately 29 employees (1.6% of our total employees) who were employed in countries outside of the United States, Canada, China and India.

We believe the pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules. Because the SEC rules allow companies to utilize different methodologies and companies have different employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Pay for Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the following disclosure is provided about the relationship between executive compensation and the Company's performance on select financial metrics. The "Compensation Actually Paid" and other compensation figures shown here are calculated in accordance with applicable regulatory guidance. More information on our compensation program and decisions for the 2024 performance year can be found in the *Compensation Discussion and Analysis* section.

Year	PEO-Michael Weening (President & CEO) Summary Compensation Table Total for PEO ($) (1)	Compensation Actually Paid to PEO ($) (2)	PEO - Carl Russo (Former CEO) Summary Compensation Table Total for PEO ($) (1)	Compensation Actually Paid to PEO ($) (2)	Average Summary Compensation Table Total for Non-PEO NEOs ($) (1) (3)	Average Compensation Actually Paid to Non-PEO NEOs ($) (2) (3)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($) (4)	Peer Group Total Shareholder Return ($) (5)	Net Income (in millions) ($) (6)	Non-GAAP Operating Income (in millions) ($) (7)
2024	8,265,659	2,278,161	n/a	n/a	6,507,529	2,816,175	436	203	(30)	31
2023	7,155,795	(13,126,694)	n/a	n/a	6,461,941	(2,804,301)	546	147	29	123
2022	22,278,030	17,458,995	3,866,660	(1,092,938)	6,724,491	5,951,904	855	122	41	99
2021	n/a	n/a	7,726,910	30,362,780	4,914,250	15,939,257	1,000	152	238	96
2020	n/a	n/a	6,894,750	13,878,750	4,303,652	9,778,865	372	101	33	64

(1)   These amounts reflect the total compensation, as disclosed in the Summary Compensation Table, paid to our CEO (Mr. Weening in 2024, 2023 and 2022 and Mr. Russo in 2022, 2021 and 2020) and the average total compensation

for our non-PEO NEOs in 2024, 2023, 2022, 2021 and 2020.

(2) Compensation Actually Paid represents the total compensation from the Summary Compensation Table for each of our CEOs and the average total compensation for our non-PEO NEOs as adjusted to reflect changes in the fair value of our outstanding stock option awards in accordance with Item 402(v) of Regulation S-K. The tables below detail the adjustments for 2024, 2023, 2022 and 2021.

		2024		2023		2022			2021		2020	
		PEO (Weening) ($)	Average Non-PEO NEOs ($)	PEO (Weening) ($)	Average Non-PEO NEOs ($)	PEO (Weening) ($)	PEO (Russo) ($)	Average Non-PEO NEOs ($)	PEO (Russo) ($)	Average Non-PEO NEOs ($)	PEO (C. Russo) ($)	Average Non-PEO NEOs ($)
Summary Compensation Table Total		8,265,659	6,507,529	7,155,795	6,461,941	22,278,030	3,866,660	6,724,491	7,726,910	4,914,250	6,894,750	4,303,652
- Stock and Option Awards (a)		6,408,535	5,493,030	5,299,670	5,450,783	20,450,550	3,092,910	6,044,912	6,656,130	3,975,430	4,952,000	2,731,118
Equity Award Adjustments (b)	+ Year End Fair Value of Equity Awards Granted in the Applicable Year	3,929,602	3,464,055	4,057,125	2,886,875	20,410,000	3,925,000	7,326,667	12,651,000	5,865,454	11,936,000	2,766,000
	+ Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested at Year End	(1,661,550)	(649,151)	(8,585,504)	(2,897,883)	(1,314,712)	(1,423,500)	(511,700)	13,625,000	7,298,173	—	4,313,081
	+ Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	(1,847,015)	(1,013,228)	(10,454,440)	(3,804,451)	(3,463,773)	(4,368,188)	(1,542,642)	3,016,000	1,836,810	—	1,127,249
Compensation Actually Paid		2,278,161	2,816,175	(13,126,694)	(2,804,301)	17,458,995	(1,092,938)	5,951,904	30,362,780	15,939,257	13,878,750	9,778,865

(a) Reflects the grant date fair value of stock option awards as disclosed in the Summary Compensation Table for the applicable year.

(b) These amounts represent the sum of the fair value of all stock option awards granted during the covered year, measured at the end of the year plus the change in the fair value of unvested stock option awards granted in prior years, measured at the end of the covered year (or, for stock option awards that vested in the covered year, as of the vesting date). Fair value is calculated in accordance with ASC Topic 718. For performance-based stock options, we have assumed achievement of performance goals at maximum (i.e., 100% of target).

(3) The chart below outlines our non-PEO NEOs for 2024, 2023, 2022, 2021 and 2020:

2024	2023	2022	2021	2020
—	—	—	Michael Weening	Michael Weening
Cory Sindelar	Cory Sindelar	Cory Sindelar	Cory Sindelar	Cory Sindelar
J. Matthew Collins	J. Matthew Collins	J. Matthew Collins	J. Matthew Collins	
Shane Eleniak	Shane Eleniak	Shane Eleniak	Shane Eleniak	

*In 2020, we only had three NEOs (including Mr. Russo, who was our CEO).

(4) Total Shareholder Return for each year is based on an initial fixed investment of $100 in our stock on December 31, 2019.

(5) The peer group reflects the S&P 500 Communications Equipment Index, assuming a fixed investment of $100 as of December 31, 2019.

(6) The dollar amounts reported reflect our net income as reported in our audited financial statements for each applicable year.

(7) The dollar amounts represent the most important financial performance measure not otherwise reported in the above table that is used by the Company to link actual compensation paid during the most recent year to the Company's performance, as required pursuant to Item 402(v) of Regulation S-K. Non-GAAP Operating Income is defined as operating income on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and other charges. Reconciliation of these non-GAAP amounts to GAAP is provided in Appendix C.

Relationship between Compensation and Financial Performance

The table below shows the relationship between the compensation actually paid to the PEOs and Average non-PEO NEOs relative to Total Shareholder Return ("TSR") for Calix and the peer group for 2024, 2023, 2022, 2021, and 2020.



The table below shows the relationship between the compensation actually paid to the PEOs and Average non-PEO NEOs relative to net income and non-GAAP operating income for 2024, 2023, 2022, 2021 and 2020.



(1)   Non-GAAP Operating Income is defined as operating income on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and other charges. Reconciliation of these non-GAAP amounts to GAAP is provided in Appendix C.

The Company and the Talent and Compensation Committee consider the below metrics to have the greatest influence on executive pay for our PEO and other NEOs: Bookings, Revenue, Non-GAAP Gross Margin and Non-GAAP Operating Income.

DIRECTOR COMPENSATION

Our Talent and Compensation Committee reviews compensation for our non-employee directors on an annual basis, taking into consideration market data for our peer group, recommendations from its compensation advisor based on market data analysis and governance considerations issued by proxy advisory firms. Compensation for our non-employee directors consists of cash retainers for service on the Board and Board committees, with an initial equity award granted upon joining the Board and an annual equity award granted on the date of each annual meeting of stockholders. Director compensation has generally been assessed with reference to compensation and practices at peer companies. We do not provide for any per meeting fees for attendance at meetings. Members of the Board who are employees of Calix do not receive any compensation for their service as directors.

Non-Employee Director Cash Compensation

Under our Non-Employee Director Cash Compensation Policy for 2024, directors who are not employed by Calix or one of our affiliates receive cash retainers for their service on the Board and committees of the Board. The table below shows the annual cash compensation provided to our non-employee directors under our Non-Employee Director Cash Compensation Policy in 2024. Annual retainers are additive and paid quarterly in arrears.

Non-Employee Director Cash Compensation	Original Amount ($)
Base Board Retainer	$ 50,000
Board and Committee Chair Service (in addition to Base Retainer)	
Board Chair	75,000
Lead Director	25,000
Audit Committee Chair	35,000
Talent and Compensation Committee Chair	20,000
Nominating and Corporate Governance Committee Chair	10,000
Cybersecurity Committee Chair	10,000
Strategic Committee Chair	10,000
Non-Chair Committee Service (in addition to Base Retainer)	
Audit Committee	12,500
Talent and Compensation Committee	10,000
Nominating and Corporate Governance Committee	5,000
Cybersecurity Committee	5,000
Strategic Committee	5,000

Non-Employee Director Equity Compensation

Under our Non-Employee Director Equity Compensation Policy for 2024, equity compensation for non-employee director service is granted in the form of stock options rather than RSUs. The value of the initial equity grant to newly elected or appointed Board members and the value of annual equity grants to existing Board members is $200,000. Under the Non-Employee Director Equity Compensation Policy, each non-employee director newly elected or appointed to the Board will automatically be granted an option to purchase a number of shares of common stock of the Company equal to the product obtained by multiplying (a) the result of dividing (i) $200,000 by (ii) the Black-Scholes value of an option to purchase one share of common stock of the Company as of the date of grant, as described below, by (b) a fraction, the numerator of which is the number of whole days that will have passed from the date of election through the scheduled date of the Company's next annual stockholder meeting and the denominator of which is 365, rounded down to the nearest whole share. The Black-Scholes value of an option to purchase a share of common stock of the Company shall be determined using the per share trading price of the Company's common stock on the date of grant.

Both the initial option grants and the annual option grants shall vest and become exercisable with respect to 100% of the shares of common stock underlying the option on the earlier of (i) the one-year anniversary of the date of grant or (ii)

the day immediately preceding the date of the annual meeting of stockholders that occurs in the year following the year of grant.

Members of the Board who are Calix employees and who subsequently terminate employment with Calix and remain on the Board are not eligible for initial grants of equity but are eligible, after termination of employment with Calix, for annual grants.

All option awards held by a non-employee director, regardless of when granted, automatically accelerate in the event of a change in control of Calix.

March 2025 Amendment to Non-Employee Director Compensation

In March 2025, upon the recommendation of the Talent and Compensation Committee after its review of market data and the analysis and recommendation of its compensation advisor, the Board amended our Non-Employee Director Cash Compensation Policy to increase our annual base, lead independent director, committee chair and committee non-chair retainers effective April 1, 2025, as follows: (i) base board retainer from $50,000 to $60,000; (ii) lead independent director retainer from $25,000 to $35,000; (iii) nominating and corporate governance committee chair from $10,000 to $12,000; and (iv) nominating and corporate governance committee non-chair from $5,000 to $5,500.

Further, the Talent and Compensation Committee amended our Non-Employee Director Equity Compensation Policy to provide for equity compensation in the form of RSAs rather than stock options, effective at the Annual Meeting. Under the amended Non-Employee Director Equity Compensation Policy, each non-employee director newly elected or appointed to the Board will automatically be granted an RSA valued at $200,000 (based on the per share closing price of our common stock on the date such director commences service) upon their election or appointment to the Board. The initial grant is prorated based on the non-employee director's start date through the applicable vesting date and will vest with respect to 100% of the RSAs on the earlier of the one-year anniversary of the date of grant or the day immediately preceding the date of the next annual meeting of stockholders following the year of grant.

Each director who is a non-employee director immediately following each annual meeting of stockholders, provided such director has served as a director for at least six months prior to such date, will also automatically be granted RSAs valued at $200,000 (based on the per share closing price of our common stock on the date such annual meeting of stockholders). The annual grant vests as to 100% of the RSAs on the day immediately prior to the date of the next annual meeting of stockholders following the date of grant, subject to continued Board service to Calix through the applicable vesting date.

Limits on Non-Employee Director Equity Awards

Under our 2019 Plan, the grant date fair value of equity-based awards granted to a non-employee director during any calendar year shall not exceed $750,000, which will increase to $1,500,000 if Proposal No. 2 is approved by our stockholders.

Director Pledging Policy

In certain circumstances and in accordance with pre-approved guidelines, members of the Board may pledge their Calix stock holdings (exclusive of options, restricted stock awards or units, warrants or other rights to purchase Calix stock) as collateral for a loan, including margin loans, only if approved in advance by the Company's General Counsel.

Director Stock Ownership Guidelines

Under our director stock ownership guidelines, each director is expected to acquire and maintain ownership of Calix common stock having a value of no less than four (4) times the annual Board cash retainer, which achievement of the requisite stock ownership expected on or before the date five years after the initial appointment date of such director. If a director fails to meet these guidelines, shares from such director's annual equity grants will be held until the guidelines are met. Each of our directors is currently in compliance with and have shareholding in excess of our director stock ownership guidelines.

Other Arrangements

We reimburse non-employee directors for travel, lodging and other expenses incurred in connection with their Board service and attendance at Board and committee meetings.

Director Compensation Table

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Carl Russo	125,000	182,754	—	307,754
Kevin Peters	81,209	182,754	—	263,963
Christopher J. Bowick	75,000	182,754	—	257,754
Kathleen Crusco	90,000	182,754	—	272,754
Eleanor Fields	67,500	182,754	—	250,254
Kira Makagon	65,000	182,754	—	247,754
Rajatish Mukherjee	65,000	182,754	—	247,754
Wade Oosterman	7,624	141,205	—	148,829

(1) Amounts reflect the grant date fair value of stock options granted in 2024 and were calculated in accordance with ASC Topic 718 and are not adjusted for subsequent changes in our stock performance or the level of ultimate vesting. For a discussion of the assumptions used in the valuations of the stock options, see Note 7 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024. As of December 31, 2024, none of our non-employee directors held restricted stock awards, and our non-employee directors held the following stock options:

Name	Shares Underlying Stock Options (#)
Carl Russo	1,220,445
Kevin Peters	39,478
Christopher J. Bowick	39,478
Kathleen Crusco	39,478
Eleanor Fields	22,151
Kira Makagon	39,478
Rajatish Mukherjee	25,201
Wade Oosterman	7,317

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of December 31, 2024, with respect to all of our equity compensation plans in effect on that date.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options (a)		Weighted- Average Exercise Price of Outstanding Options (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))	
Equity Compensation Plans Approved by Stockholders (1)	11,908,170	$	34.37		9,298,880	(4)
Equity Compensation Plans Not Approved by Stockholders (2)	275,000	$	5.05		—	
Total	12,183,170	$	33.70	(3)	9,298,880	

(1) Includes our 2010 Plan, 2019 Plan, ESPP and Nonqualified ESPP.

(2) Consists of a Nonstatutory Inducement Stock Option Grant, which constitutes an employment inducement award for Mr. Sindelar under NYSE Listed Company Manual Rule 303A.08 that was approved by the Talent and Compensation Committee on September 28, 2017. The NYSE approved the Supplemental Listing Application for the Inducement Award on October 30, 2017. The Nonstatutory Inducement Stock Option Grant was awarded on October 1, 2017 and provides Mr. Sindelar the right to purchase up to 300,000 shares of our common stock for an exercise price of $5.05 per share. The Nonstatutory Inducement Stock Option Grant has a term of 10 years and has vested. In the event of a termination of Mr. Sindelar's employment, Mr. Sindelar would have three months, or 12 months in the case of death or disability, to exercise the option.

(3) The weighted-average remaining term for outstanding options is 7.0 years.

(4) Includes 4,218,258 shares available for future issuance under the Amended and Restated Employee Stock Purchase Plan, 2,241,020 shares available for future issuance under the Nonqualified ESPP and 2,839,602 shares available for future issuance under the 2019 Plan.

COMPENSATION COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC or be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Calix specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Talent and Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Talent and Compensation Committee of the Board recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Talent and Compensation Committee

Christopher J. Bowick (Chairman)
Kira Makagon
Rajatish Mukherjee

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC or be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Calix specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee has reviewed and discussed with Calix management and KPMG LLP the audited consolidated financial statements of Calix contained in the Calix Annual Report on Form 10-K for the year ended December 31, 2024. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed by AS No. 1301, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received the written disclosures from KPMG LLP required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Calix's Annual Report on Form 10-K for its year ended December 31, 2024 for filing with the Securities and Exchange Commission.

Audit Committee

Kathleen Crusco, Chair
Eleanor Fields
Kevin Peters

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Calix's Board and Audit Committee have adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions that may be deemed "related person transactions" under the rules of the SEC. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which Calix was or is to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by Calix of a related person. For purposes of the policy, a "related person" is a director, officer or greater than 5% beneficial owner of Calix's stock and their immediate family members.

Calix recognizes that related person transactions can present potential or actual conflicts of interest or create the appearance of a conflict of interest. Management presents to the Audit Committee each proposed related person transaction, including all relevant facts and circumstances, and the Audit Committee reviews the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related person's interest in the transaction, takes into account the conflicts of interest and corporate opportunity provisions of Calix's Code of Business Conduct and Ethics, and either approves or disapproves the related person transaction. Any related person transaction may be consummated and shall continue only if the Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. No director may participate in approval of a related person transaction for which he or she is a related person. As required under rules issued by the SEC, transactions that are determined to be directly or indirectly material to a related person are or will be disclosed in Calix's proxy statements.

During 2024, Calix has not participated in any transactions, nor are there any currently proposed transactions in which Calix will participate, where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

Indemnification of Directors and Officers

Calix's amended and restated certificate of incorporation and amended and restated bylaws provide that Calix is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. Calix has entered into and expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by the Board.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials, proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials, or proxy statement and annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Calix stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or Calix that you no longer wish to participate in "householding."

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, you may (1) notify your broker, (2) direct your written request to: Investor Relations, Calix, Inc., 2777 Orchard Parkway, San Jose, California 95134 or (3) contact our Investor Relations department by email at InvestorRelations@calix.com or by telephone at (408) 474-0080. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials at their address and would like to request "householding" of their communications should contact their broker. In addition, Calix will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the proxy card to vote on such matters in accordance with their best judgment.

ANNUAL REPORTS

The 2024 Annual Report to Stockholders, including our 2024 Annual Report on Form 10-K (which is not a part of our proxy soliciting materials), will be mailed with this Proxy Statement to those stockholders that request and receive a copy of the proxy materials in the mail. Stockholders that received the Notice of Internet Availability of Proxy Materials can access this Proxy Statement and our 2024 Annual Report at www.proxyvote.com.

We have filed our Annual Report on Form 10-K for the year ended December 31, 2024 with the SEC. It is available free of charge in the "SEC Filings" section of our website at investor-relations.calix.com or at the SEC's website at www.sec.gov. Upon written request by a Calix stockholder, we will mail without charge a copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedules, but excluding exhibits to the Annual Report on Form 10-K. Exhibits to the Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit. All requests should be directed to Investor Relations, Calix, Inc., 2777 Orchard Parkway, San Jose, California 95134 or InvestorRelations@calix.com.

By Order of the Board of Directors

/s/ Douglas McNitt

Douglas McNitt
Corporate Secretary

March 27, 2025

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CALIX, INC.
FOURTH AMENDED AND RESTATED 2019 EQUITY INCENTIVE AWARD PLAN

ARTICLE 1.
PURPOSE

The purpose of the Calix, Inc. Fourth Amended and Restated 2019 Equity Incentive Award Plan (as it may be amended or restated from time to time, the "Plan") is to promote the success and enhance the value of Calix, Inc. (the "Company") by linking the individual interests of the members of the Board, Employees and Consultants to those of Company stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company stockholders. The Plan is further intended to provide flexibility to the Company in its ability to attract, incentivize and retain the services of members of the Board, Employees and Consultants upon whose judgment, interest and special effort the successful conduct of the Company's operation is largely dependent. The Plan amends and restates the Third Amended and Restated 2019 Equity Incentive Award Plan approved by our stockholders in May 2023 (the "Prior Plan") in its entirety, subject to stockholder approval of this Plan at the annual meeting of the Company's stockholders in 2025. In the event the Company's stockholders fail to approve the Plan as set forth herein at the annual meeting of the Company's stockholders in 2025, then this Plan shall be deemed void *ab initio* and the Prior Plan shall continue in effect in accordance with its terms.

ARTICLE 2.
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1   "Administrator" shall mean the entity that conducts the general administration of the Plan as provided in Article 11. With reference to the duties of the Committee under the Plan which have been delegated to one or more persons pursuant to Section 11.6, or as to which the Board has assumed, the term "Administrator" shall refer to such person(s) unless the Committee or the Board has revoked such delegation or the Board has terminated the assumption of such duties.

2.2   "Applicable Accounting Standards" shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under United States federal securities laws from time to time.

2.3   "Applicable Law" shall mean any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether federal, state, local or foreign; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.4   Reserved.

2.5   "Award" shall mean an Option, a Stock Appreciation Right, a Restricted Stock award, a Restricted Stock Unit award, an Other Stock or Cash-Based Award or a Dividend Equivalent award, which may be awarded or granted under the Plan.

2.6   "Award Agreement" shall mean any written notice, agreement, terms and conditions, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine consistent with the Plan.

2.7   "Board" shall mean the Board of Directors of the Company.

2.8   "Cause" shall mean (a) a Holder (i) has committed willful fraud, willful misconduct or gross negligence, (ii) has repeatedly failed to execute the duties and responsibilities of Holder's service to the Company as reasonably requested by Company's management, or (iii) has committed an incurable material breach of the Company's Confidential Information and Invention Assignment Agreement, or (b) Holder has been convicted of, or has admitted culpability with respect to, a felony or a crime involving moral turpitude causing material harm to the standing or reputation of Company, in each case as determined in good faith by the Administrator.

2.9   "Change in Control" shall mean and includes each of the following:

(a)   A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any "person" or related "group" of "persons" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its parents or subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a "person" that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50% of the total combined voting power of the Company's securities outstanding immediately after such acquisition; or

(b)   During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in Section 2.9(a) or Section 2.9(c)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c)   The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company's assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(i)   Which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least a majority of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii)   After which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this Section 2.9(c)(ii) as beneficially owning 50% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d)   The Company's stockholders approve a liquidation or dissolution of the Company.

In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award must also constitute a "change in control event," as defined in Treasury Regulation §1.409A-3(i)(5) to the extent required by Section 409A.

The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.10   "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, together with the regulations and official guidance promulgated thereunder, whether issued prior or subsequent to the grant of any Award.

2.11   "Committee" shall mean the Talent and Compensation Committee of the Board, or another committee or subcommittee of the Board or the Talent and Compensation Committee of the Board described in Article 11 hereof.

2.12   "Common Stock" shall mean the common stock of the Company.

2.13   "Company" shall have the meaning set forth in Article 1.

2.13   "Constructive Termination" shall mean Holder's resignation that constitutes a Termination of Service following (a) a material reduction (without Holder's written consent) in Holder's title, job duties, responsibilities and job requirements inconsistent with Holder's position with Company and Holder's prior duties, responsibilities and requirements taking into account the differences in job title and duties that are normally occasioned by reason of an acquisition of one company by another and that do not actually result in a material change in duties, responsibilities and requirements; (b) a material reduction of a Holder's base compensation without the Holder's written consent (except an equal, across-the-board reduction in the compensation of all similarly-situated employees of Company or the surviving entity that is approved by the Board); or (c) the relocation of Holder's principal office that increases Holder's one way commute more than thirty-five (35) miles. Notwithstanding the foregoing, a resignation shall not constitute a "Constructive Termination" unless the event or condition giving rise to such resignation continues more than thirty (30) days following the Holder's written notice of such condition provided to the Company within ninety (90) days of the first occurrence of such event or condition and such resignation is effective within thirty (30) days following the end of such notice period.

2.15   "Consultant" shall mean any consultant or adviser engaged to provide services to the Company or any Subsidiary who qualifies as a consultant or advisor under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

2.16   "Director" shall mean a member of the Board, as constituted from time to time.

2.17   "Director Limit" shall have the meaning set forth in Section 4.6.

2.18   "Dividend Equivalent" shall mean a right to receive the equivalent value (in cash or Shares) of dividends paid on Shares, awarded under Section 9.2.

2.19   "DRO" shall mean a "domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended from time to time, or the rules thereunder.

2.20   "Effective Date" shall mean the date the Plan is adopted by the Board, subject to approval of the Plan by the Company's stockholders.

2.21   "Eligible Individual" shall mean any person who is an Employee, a Consultant or a Non-Employee Director, as determined by the Administrator.

2.22   "Employee" shall mean any officer or other employee (as determined in accordance with Section 3401(c) of the Code and the Treasury Regulations thereunder) of the Company or of any Subsidiary.

2.23   "Equity Restructuring" shall mean a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other securities of the Company) or the share price of Common Stock (or other securities) and causes a change in the per-share value of the Common Stock underlying outstanding Awards.

2.24   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

2.25   "Expiration Date" shall have the meaning given to such term in Section 12.1(c).

2.26   "Fair Market Value" shall mean, as of any given date, the value of a Share determined as follows:

(a)   If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market and the NASDAQ Global Select Market), (ii) listed on any national market system or (iii) quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)   If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)   If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

2.27   "Full-Value Award" shall mean any Award that is settled in Shares other than: (a) an Option, (b) a Stock Appreciation Right or (c) any other Award for which the Participant pays the intrinsic value existing as of the date of grant (whether directly or by forgoing a right to receive a payment from the Company or any Subsidiary).

2.28   "Greater Than 10% Stockholder" shall mean an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any subsidiary corporation (as defined in Section 424(f) of the Code) or parent corporation thereof (as defined in Section 424(e) of the Code).

2.29   "Holder" shall mean a person who has been granted an Award.

2.30   "Incentive Stock Option" shall mean an Option that is intended to qualify as an incentive stock option and conforms to the applicable provisions of Section 422 of the Code.

2.31   "Non-Employee Director" shall mean a Director of the Company who is not an Employee.

2.32   "Non-Employee Director Equity Compensation Policy" shall have the meaning set forth in Section 4.6.

2.33   "Non-Qualified Stock Option" shall mean an Option that is not an Incentive Stock Option or which is designated as an Incentive Stock Option but does not meet the applicable requirements of Section 422 of the Code.

2.34   "Option" shall mean a right to purchase Shares at a specified exercise price, granted under Article 5. An Option shall be either a Non-Qualified Stock Option or an Incentive Stock Option; provided, however, that Options granted to Non-Employee Directors and Consultants shall only be Non-Qualified Stock Options.

2.35   "Option Term" shall have the meaning set forth in Section 5.4.

2.36   "Organizational Documents" shall mean, collectively, (a) the Company's articles of incorporation, certificate of incorporation, bylaws or other similar organizational documents relating to the creation and governance of the Company, and (b) the Committee's charter or other similar organizational documentation relating to the creation and governance of the Committee.

2.37   "Other Stock or Cash-Based Award" shall mean a cash payment, cash bonus award, stock payment, stock bonus award, performance award or incentive award that is paid in cash, Shares or a combination of both, awarded under Section 9.1, which may include, without limitation, deferred stock, deferred stock units, performance awards, retainers, committee fees and meeting-based fees.

2.38   "Permitted Transferee" shall mean, with respect to a Holder, any "family member" of the Holder, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.39   "Plan" shall have the meaning set forth in Article 1.

2.40   "Prior Plans" shall mean, collectively, the following plans of the Company: the Calix Networks, Inc. 2010 Equity Incentive Award Plan, the Calix Networks, Inc. 2000 Stock Plan and the Calix Networks, Inc. Amended and Restated 2002 Stock Plan, as each such plan may be amended from time to time.

2.41   "Program" shall mean any program adopted by the Administrator pursuant to the Plan containing the terms and conditions intended to govern a specified type of Award granted under the Plan and pursuant to which such type of Award may be granted under the Plan.

2.42   "Restricted Stock" shall mean Common Stock awarded under Article 7 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.43   "Restricted Stock Units" shall mean the right to receive Shares awarded under Article 8.

2.44   "Section 409A" shall mean Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Date.

2.45   "Securities Act" shall mean the Securities Act of 1933, as amended.

2.46   "Shares" shall mean shares of Common Stock.

2.47   "Stock Appreciation Right" shall mean an Award entitling the Holder (or other person entitled to exercise pursuant to the Plan) to exercise all or a specified portion thereof (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of such Award from the Fair Market Value on the date of exercise of such Award by the number of Shares with respect to which such Award shall have been exercised, subject to any limitations the Administrator may impose.

2.48   "SAR Term" shall have the meaning set forth in Section 5.4.

2.49   "Subsidiary" shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.50   "Substitute Award" shall mean an Award granted under the Plan in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, in any case, upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity; provided, however, that in no event shall the term "Substitute Award" be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

2.51   "Termination of Service" shall mean:

(a)   As to a Consultant, the time when the engagement of a Holder as a Consultant to the Company or a Subsidiary is terminated for any reason, with or without cause, including, without limitation, by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b)   As to a Non-Employee Director, the time when a Holder who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(c)   As to an Employee, the time when the employee-employer relationship between a Holder and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Holder simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Administrator, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for cause and all questions of whether particular leaves of absence constitute a Termination of Service; provided, however, that, with respect to Incentive Stock Options, unless the Administrator otherwise provides in the terms of any Program, Award Agreement or otherwise, or as otherwise required by Applicable Law, a leave of absence, change in status from an employee to an independent contractor or other change in the employee-employer relationship shall constitute a Termination of Service only if, and to the extent that, such leave of absence, change in status or other change interrupts employment for the purposes of Section 422(a)(2) of the Code and the then-applicable regulations and revenue rulings under said Section. For purposes of the Plan, a Holder's employee-employer relationship or consultancy relations shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Holder ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off).

ARTICLE 3.
SHARES SUBJECT TO THE PLAN

3.1   Number of Shares.

(a)   Subject to Sections 3.1(b) and 12.2, the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is 17,429,039 Shares, provided that no more than 17,429,039 Shares may be issued upon the exercise of Incentive Stock Options. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market. Notwithstanding the foregoing, the aggregate number of Shares available for issuance shall be reduced by 1.5 Shares for each Share delivered in settlement of any Full-Value Award.

(b)   To the extent all or a portion of an Award or Prior Plan award is forfeited, expires or such Award, Prior Plan award or portion thereof is settled for cash (in whole or in part), the Shares subject to such Award, Prior Plan award or portion thereof, shall, to the extent of such forfeiture, expiration or cash settlement, again be available for future grants of Awards under the Plan. To the extent that all or any part of a Full-Value Award is forfeited, expires or such Full-Value Award is settled for cash (in whole or in part), in each case, whether under the Plan or a Prior Plan, the Shares available under the Plan shall be increased by 1.5 Shares for each Share subject to such Full-Value Award (or applicable portion thereof). Notwithstanding anything to the contrary contained herein, the following Shares shall not be added to the Shares authorized for grant under Section 3.1(a) and shall not be available for future grants of Awards: (i) Shares tendered by a Holder or withheld by the Company in payment of the exercise price of an Option; (ii) Shares tendered by the Holder or withheld by the Company to satisfy any tax withholding obligation with respect to an Award; (iii) Shares subject to a Stock Appreciation Right or other stock-settled Award (including Awards that may be settled in cash or stock) that are not issued in connection with the settlement or exercise, as applicable, of the Stock Appreciation Right or other stock-settled Award; and (iv) Shares purchased on the open market by the Company with the cash proceeds received from the exercise of Options. Any Shares repurchased by the Company under Section 7.4 at the same price paid by the Holder so that such Shares are returned to the Company shall again be available for Awards. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the Shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

(c)   Substitute Awards shall not reduce the Shares authorized for grant under the Plan, except as may be required by reason of Section 422 of the Code. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by its stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available Shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Subsidiaries immediately prior to such acquisition or combination.

3.2   Award Vesting Limitations. Notwithstanding any other provision of the Plan to the contrary, but subject to Section 12.2 of the Plan, Awards granted under the Plan shall vest no earlier than the first anniversary of the date the Award is granted and no Award Agreement shall reduce or eliminate such minimum vesting requirement; provided, however, that, notwithstanding the foregoing, (i) an Award may provide that such minimum vesting restrictions may lapse or be waived upon the Holder's Termination of Service, (ii) Awards that result in the issuance of an aggregate of up to 5% of the shares of Common Stock available pursuant to Section 3.1(a) may be granted to any one or more Eligible Individuals without respect to such minimum vesting provisions, and (iii) for purposes of Awards granted to Non-Employee Directors, a vesting period shall be deemed to be one year if it runs from the date of one annual meeting of the Company's stockholders to the next annual meeting of the Company's stockholders, so long as the period between such meetings is not less than 50 weeks.

ARTICLE 4.
GRANTING OF AWARDS

4.1   Participation. The Administrator may, from time to time, select from among all Eligible Individuals, those to whom an Award shall be granted and shall determine the nature and amount of each Award, which shall not be inconsistent with the requirements of the Plan. Except for any Non-Employee Director's right to Awards that may be required pursuant to the Non-Employee Director Equity Compensation Policy as described in Section 4.6, no Eligible Individual or other Person shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Eligible Individuals, Holders or any other persons uniformly. Participation by each Holder in the Plan shall be voluntary and nothing in the Plan or any Program shall be construed as mandating that any Eligible Individual or other Person shall participate in the Plan.

4.2   Award Agreement. Each Award shall be evidenced by an Award Agreement that sets forth the terms, conditions and limitations for such Award as determined by the Administrator in its sole discretion (consistent with the requirements of the Plan and any applicable Program). Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

4.3   Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3 of the Exchange Act and any amendments thereto) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

4.4   At-Will Service. Nothing in the Plan or in any Program or Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a Director or Consultant for, the Company or any Subsidiary, or shall interfere with or restrict in any way the rights of the Company and any Subsidiary, which rights are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, and with or without notice, or to terminate or change all other terms and conditions of employment or engagement, except to the extent expressly provided otherwise in a written agreement between the Holder and the Company or any Subsidiary.

4.5   Foreign Holders. Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have Employees, Non-Employee Directors or Consultants, or in order to comply with the requirements of any foreign securities exchange or other Applicable Law, the Administrator, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which Eligible Individuals outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Award granted to Eligible Individuals outside the United States to comply with Applicable Law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; provided, however, that no such subplans and/or modifications shall increase the share limitation contained in Section 3.1 or the Director Limit; and (e) take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.

4.6   Non-Employee Director Awards.

(a)   Non-Employee Director Equity Compensation Policy. The Administrator, in its sole discretion, may provide that Awards granted to Non-Employee Directors shall be granted pursuant to a written nondiscretionary formula established by the Administrator (the "Non-Employee Director Equity Compensation Policy"), subject to the limitations of the Plan. The Non-Employee Director Equity Compensation Policy shall set forth the type of Award(s) to be granted to Non-Employee Directors, the number of Shares to be subject to Non-Employee Director Awards, the conditions on which such Awards shall be granted, become exercisable and/or payable and expire, and such other terms and conditions as the Administrator shall determine in its sole discretion. The Non-Employee Director Equity Compensation Policy may be modified by the Administrator from time to time in its sole discretion, and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time.

(b)   Director Limit. Notwithstanding any provision to the contrary in the Plan or in the Non-Employee Director Equity Compensation Policy, the grant date fair value of equity-based Awards granted to a Non-Employee Director during any calendar year shall not exceed $1,500,000 (the "Director Limit").

ARTICLE 5.
GRANTING OF OPTIONS AND STOCK APPRECIATION RIGHTS

5.1   Granting of Options and Stock Appreciation Rights to Eligible Individuals. The Administrator is authorized to grant Options and Stock Appreciation Rights to Eligible Individuals from time to time, in its sole discretion, on such terms and conditions as it may determine, which shall not be inconsistent with the Plan.

5.2   Qualification of Incentive Stock Options. The Administrator may grant Options intended to qualify as Incentive Stock Options only to employees of the Company, any of the Company's present or future "parent corporations" or "subsidiary corporations" as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. No person who qualifies as a Greater Than 10% Stockholder may be granted an Incentive Stock Option unless such Incentive Stock Option conforms to the applicable provisions of Section 422 of the Code. To the extent that the aggregate fair market value of stock with respect to which "incentive stock options" (within the meaning of Section 422 of the Code, but without regard to Section 422(d) of the Code) are exercisable for the first time by a Holder during any calendar year under the Plan, and all other plans of the Company and any parent corporation or subsidiary corporation thereof (as defined in Section 424(e) and 424(f) of the Code, respectively), exceeds $100,000, the Options shall be treated as Non-Qualified Stock Options to the extent required by Section 422 of the Code. The rule set forth in the immediately preceding sentence shall be applied by taking Options and other "incentive stock options" into account in the order in which they were granted and the fair market value of stock shall be determined as of the time the respective options were granted. Any interpretations and rules under the Plan with respect to Incentive Stock Options shall be consistent with the provisions of Section 422 of the Code. Neither the Company nor the Administrator shall have any liability to a Holder, or any other Person, (a) if an Option (or any part thereof) which is intended to qualify as an Incentive Stock Option fails to qualify as an Incentive Stock Option or (b) for any action or omission by the Company or the Administrator that causes an Option not to qualify as an Incentive Stock Option, including without limitation, the conversion of an Incentive Stock Option to a Non-Qualified Stock Option or the grant of an Option intended as an Incentive Stock Option that fails to satisfy the requirements under the Code applicable to an Incentive Stock Option.

5.3   Option and Stock Appreciation Right Exercise Price. The exercise price per Share subject to each Option and Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value of a Share on the date the Option or Stock Appreciation Right, as applicable, is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). In addition, in the case of Incentive Stock Options granted to a Greater Than 10% Stockholder, such price shall not be less than 110% of the Fair Market Value of a Share on the date the Option is granted (or the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code). Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Section 424 and 409A of the Code.

5.4   Option and SAR Term. The term of each Option (the "Option Term") and the term of each Stock Appreciation Right (the "SAR Term") shall be set by the Administrator in its sole discretion; provided, however, that the Option Term or SAR Term, as applicable, shall not be more than (a) ten (10) years from the date the Option or Stock Appreciation Right, as applicable, is granted to an Eligible Individual (other than a Greater Than 10% Stockholder), or (b) five (5) years from the date an Incentive Stock Option is granted to a Greater Than 10% Stockholder. Except as limited by the requirements of Section 409A or Section 422 of the Code and regulations and rulings thereunder or the first sentence of this Section 5.4 and without limiting the Company's rights under Section 10.7, the Administrator may extend the Option Term of any outstanding Option or the SAR Term of any outstanding Stock Appreciation Right, and may extend the time period during which vested Options or Stock Appreciation Rights may be exercised, in connection with any Termination of Service of the Holder or otherwise, and may amend, subject to Section 10.7 and 12.1, any other term or condition of such Option or Stock Appreciation Right relating to such Termination of Service of the Holder or otherwise.

5.5   Option and SAR Vesting. The period during which the right to exercise, in whole or in part, an Option or Stock Appreciation Right vests in the Holder shall be set by the Administrator and set forth in the applicable Award Agreement, subject to Section 3.2. Unless otherwise determined by the Administrator in the Award Agreement, the applicable Program or by action of the Administrator following the grant of the Option or Stock Appreciation Right, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Holder's Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Holder's Termination of Service shall automatically expire on the date of such Termination of Service.

ARTICLE 6.
EXERCISE OF OPTIONS AND STOCK APPRECIATION RIGHTS

6.1   Exercise and Payment. An exercisable Option or Stock Appreciation Right may be exercised in whole or in part. However, an Option or Stock Appreciation Right shall not be exercisable with respect to fractional Shares and the Administrator may require that, by the terms of the Option or Stock Appreciation Right, a partial exercise must be with respect to a minimum number of Shares. Payment of the amounts payable with respect to Stock Appreciation Rights pursuant to this Article 6 shall be in cash, Shares (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

6.2   Manner of Exercise. All or a portion of an exercisable Option or Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, the stock plan administrator of the Company or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a)   A written or electronic notice complying with the applicable rules established by the Administrator stating that the Option or Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed or otherwise acknowledge electronically by the Holder or other person then entitled to exercise the Option or Stock Appreciation Right or such portion thereof;

(b)   Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with Applicable Law;

(c)   In the event that the Option shall be exercised pursuant to Section 10.3 by any person or persons other than the Holder, appropriate proof of the right of such person or persons to exercise the Option or Stock Appreciation Right, as determined in the sole discretion of the Administrator; and

(d)   Full payment of the exercise price and applicable withholding taxes for the Shares with respect to which the Option or Stock Appreciation Right, or portion thereof, is exercised, in a manner permitted by the Administrator in accordance with Sections 10.1 and 10.2.

6.3   Notification Regarding Disposition. The Holder shall give the Company prompt written or electronic notice of any disposition of Shares acquired by exercise of an Incentive Stock Option which occurs within (a) two years from the date of granting (including the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code) such Option to such Holder, or (b) one year after the date of transfer of such Shares to such Holder. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Holder in such disposition or other transfer.

ARTICLE 7.
AWARD OF RESTRICTED STOCK

7.1   Award of Restricted Stock. The Administrator is authorized to grant Restricted Stock to Eligible Individuals, and shall determine the terms and conditions, including the restrictions applicable to each award of Restricted Stock, which terms and conditions shall not be inconsistent with the Plan or any applicable Program, and may impose such conditions on the issuance of such Restricted Stock as it deems appropriate. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock to the extent required by Applicable Law.

7.2   Rights as Stockholders. Subject to Section 7.4, upon issuance of Restricted Stock, the Holder shall have, unless otherwise provided by the Administrator, all the rights of a stockholder with respect to said Shares, subject to the restrictions in the Plan, any applicable Program and/or the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which the Holder to whom such Restricted Stock are granted becomes the record holder of such Restricted Stock; provided, however, that, in the sole discretion of the Administrator, any extraordinary distributions with respect to the Shares may be subject to the restrictions set forth in Section 7.3. In addition, dividends payable in respect to Restricted Stock prior to vesting shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

7.3   Restrictions. All shares of Restricted Stock (including any shares received by Holders thereof with respect to shares of Restricted Stock as a result of stock dividends, stock splits or any other form of recapitalization) shall be subject to such restrictions and vesting requirements as the Administrator shall provide in the applicable Program or Award Agreement, subject to Section 3.2. By action taken after the Restricted Stock is issued, the Administrator may, on such terms and conditions as it may determine to be appropriate, accelerate the vesting of such Restricted Stock by removing any or all of the restrictions imposed by the terms of the applicable Program or Award Agreement.

7.4   Repurchase or Forfeiture of Restricted Stock. Except as otherwise determined by the Administrator, if no price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Holder's rights in unvested Restricted Stock then subject to restrictions shall lapse, and such Restricted Stock shall be surrendered to the Company and cancelled without consideration on the date of such Termination of Service. If a price was paid by the Holder for the Restricted Stock, upon a Termination of Service during the applicable restriction period, the Company shall have the right to repurchase from the Holder the unvested Restricted Stock then subject to restrictions at a cash price per share equal to the price paid by the Holder for such Restricted Stock or such other amount as may be specified in the applicable Program or Award Agreement. Notwithstanding the foregoing, except as otherwise provided by Section 3.2, the Administrator, in its sole discretion, may provide that upon certain events, including, without limitation, a Change in Control, the Holder's death, retirement or disability or any other specified Termination of Service or any other event, the Holder's rights in unvested Restricted Stock then subject to restrictions shall not lapse, such Restricted Stock shall vest and cease to be forfeitable and, if applicable, the Company shall cease to have a right of repurchase.

7.5   Section 83(b) Election. If a Holder makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall be required to deliver a copy of such election to the Company

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promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

ARTICLE 8.
AWARD OF RESTRICTED STOCK UNITS

8.1   Grant of Restricted Stock Units. The Administrator is authorized to grant Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator.

8.2   Term. Except as otherwise provided herein, the term of a Restricted Stock Unit award shall be set by the Administrator in its sole discretion.

8.3   Purchase Price. The Administrator shall specify the purchase price, if any, to be paid by the Holder to the Company with respect to any Restricted Stock Unit award; provided, however, that value of the consideration shall not be less than the par value of a Share, unless otherwise permitted by Applicable Law.

8.4   Vesting of Restricted Stock Units. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including, without limitation, vesting based upon the Holder's duration of service to the Company or any Subsidiary, one or more performance criteria, Company performance, individual performance or other specific criteria, in each case on a specified date or dates or over any period or periods, as determined by the Administrator, subject to Section 3.2.

8.5   Maturity and Payment. At the time of grant, the Administrator shall specify the maturity date applicable to each grant of Restricted Stock Units, which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the Holder (if permitted by the applicable Award Agreement); provided that, except as otherwise determined by the Administrator, and subject to compliance with Section 409A, in no event shall the maturity date relating to each Restricted Stock Unit occur following the later of (a) the 15th day of the third month following the end of the calendar year in which the applicable portion of the Restricted Stock Unit vests; or (b) the 15th day of the third month following the end of the Company's fiscal year in which the applicable portion of the Restricted Stock Unit vests. On the maturity date, the Company shall, in accordance with the applicable Award Agreement and subject to Section 10.4(f), transfer to the Holder one unrestricted, fully transferable Share for each Restricted Stock Unit scheduled to be paid out on such date and not previously forfeited, or in the sole discretion of the Administrator, an amount in cash equal to the Fair Market Value of such Shares on the maturity date or a combination of cash and Common Stock as determined by the Administrator.

8.6   Payment upon Termination of Service. An Award of Restricted Stock Units shall only be payable while the Holder is an Employee, a Consultant or a member of the Board, as applicable; provided, however, that the Administrator, in its sole discretion, may provide (in an Award Agreement or otherwise) that a Restricted Stock Unit award may be paid subsequent to a Termination of Service in certain events, including a Change in Control, the Holder's death, retirement or disability or any other specified Termination of Service.

ARTICLE 9.
AWARD OF OTHER STOCK OR CASH-BASED AWARDS AND DIVIDEND EQUIVALENTS

9.1   Other Stock or Cash-Based Awards. The Administrator is authorized to grant Other Stock or Cash-Based Awards, including awards entitling a Holder to receive Shares or cash to be delivered immediately or in the future, to any Eligible Individual. Subject to the provisions of the Plan and any applicable Program, the Administrator shall determine the terms and conditions of each Other Stock or Cash-Based Award, including the term of the Award, any exercise or purchase price, performance goals, transfer restrictions, vesting conditions and other terms and conditions applicable thereto, which shall be set forth in the applicable Award Agreement, subject to Section 3.2. Other Stock or Cash-Based Awards may be paid in cash, Shares, or a combination of cash and Shares, as determined by the Administrator, and may be available as a form of payment in the settlement of other Awards granted under the Plan, as stand-alone payments, as a part of a bonus, deferred bonus, deferred compensation or other arrangement, and/or as payment in lieu of compensation to which an Eligible Individual is otherwise entitled.

9.2   Dividend Equivalents. Dividend Equivalents may be granted by the Administrator, either alone or in tandem with another Award, based on dividends declared on the Common Stock, to be credited as of dividend payment dates during the period between the date the Dividend Equivalents are granted to a Holder and the date such Dividend Equivalents terminate or expire, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such restrictions and limitations as may be determined by the Administrator. In addition, Dividend Equivalents with respect to an Award that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Holder to the extent that the vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.

ARTICLE 10.
ADDITIONAL TERMS OF AWARDS

10.1   Payment. The Administrator shall determine the method or methods by which payments by any Holder with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) Shares (including, in the case of payment of the exercise price of an Award, Shares issuable pursuant to the exercise of the Award) or Shares held for such minimum

period of time as may be established by the Administrator, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a written or electronic notice that the Holder has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (d) other form of legal consideration acceptable to the Administrator in its sole discretion, or (e) any combination of the above permitted forms of payment. Notwithstanding any other provision of the Plan to the contrary, no Holder who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

10.2   Tax Withholding. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Holder to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Holder's FICA, employment tax or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Holder arising as a result of the Plan or any Award. The Administrator may, in its sole discretion and in satisfaction of the foregoing requirement, allow a Holder to satisfy such obligations by any payment means described in Section 10.1 hereof, including without limitation, by allowing such Holder to have the Company or any Subsidiary withhold Shares otherwise issuable under an Award (or allow the surrender of Shares). The number of Shares which may be so withheld or surrendered shall be limited to the number of Shares which have a fair market value on the date of withholding or repurchase no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income (or such other number as would not result in adverse financial accounting consequences for the Company or any of its Subsidiaries). The Administrator shall determine the fair market value of the Shares, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of Shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

10.3   Transferability of Awards.

(a)   Except as otherwise provided in Sections 10.3(b) and 10.3(c):

(i)   No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than (A) by will or the laws of descent and distribution or (B) subject to the consent of the Administrator, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed;

(ii)   No Award or interest or right therein shall be liable for or otherwise subject to the debts, contracts or engagements of the Holder or the Holder's successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, hypothecation, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy) unless and until such Award has been exercised, or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed, and any attempted disposition of an Award prior to satisfaction of these conditions shall be null and void and of no effect, except to the extent that such disposition is permitted by Section 10.3(a)(i); and

(iii)   During the lifetime of the Holder, only the Holder may exercise any exercisable portion of an Award granted to such Holder under the Plan, unless it has been disposed of pursuant to a DRO. After the death of the Holder, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Program or Award Agreement, be exercised by the Holder's personal representative or by any person empowered to do so under the deceased Holder's will or under the then-applicable laws of descent and distribution.

(b)   Notwithstanding Section 10.3(a), the Administrator, in its sole discretion, may determine to permit a Holder or a Permitted Transferee of such Holder to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Holder, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Holder or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Holder (other than the ability to further transfer the Award to any Person other than another Permitted Transferee of the applicable Holder); and (iii) the Holder (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer. In addition, and further notwithstanding Section 10.3(a), hereof, the Administrator, in its sole discretion, may determine to permit a Holder to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Holder is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c)   Notwithstanding Section 10.3(a), a Holder may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Holder and to receive any distribution with respect to any Award upon the Holder's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Program or Award Agreement applicable to the Holder and any additional restrictions deemed

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necessary or appropriate by the Administrator. If the Holder is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Holder's spouse or domestic partner, as applicable, as the Holder's beneficiary with respect to more than 50% of the Holder's interest in the Award shall not be effective without the prior written or electronic consent of the Holder's spouse or domestic partner. If no beneficiary has been designated or survives the Holder, payment shall be made to the person entitled thereto pursuant to the Holder's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Holder at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Holder's death.

10.4   Conditions to Issuance of Shares.

(a)   The Administrator shall determine the methods by which Shares shall be delivered or deemed to be delivered to Holders. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the exercise of any Award, unless and until the Administrator has determined, with advice of counsel, that the issuance of such Shares is in compliance with Applicable Law and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Administrator may require that a Holder make such reasonable covenants, agreements and representations as the Administrator, in its sole discretion, deems advisable in order to comply with Applicable Law.

(b)   All share certificates delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop- transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with Applicable Law. The Administrator may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

(c)   The Administrator shall have the right to require any Holder to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any Award, including a window-period limitation, as may be imposed in the sole discretion of the Administrator.

(d)   No fractional Shares shall be issued and the Administrator, in its sole discretion, shall determine whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding down.

(e)   The Company, in its sole discretion, may (i) retain physical possession of any stock certificate evidencing Shares until any restrictions thereon shall have lapsed and/or (ii) require that the stock certificates evidencing such Shares be held in custody by a designated escrow agent (which may but need not be the Company) until the restrictions thereon shall have lapsed, and that the Holder deliver a stock power, endorsed in blank, relating to such Shares.

(f)   Notwithstanding any other provision of the Plan, unless otherwise determined by the Administrator or required by Applicable Law, the Company shall not deliver to any Holder certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

10.5   Forfeiture and ClawBack Provisions. All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Holder upon any receipt or exercise of any Award or upon the receipt or resale of any Shares underlying the Award and any payments of a portion of an incentive-based bonus pool allocated to a Holder) shall be subject to the provisions of any clawback policy implemented by the Company, including, without limitation, any clawback policy adopted to comply with the requirements of Applicable Law, including, without limitation, the Dodd- Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, whether or not such clawback policy was in place at the time of grant of an Award, to the extent set forth in such clawback policy and/or in the applicable Award Agreement.

10.6   Prohibition on Repricing. Subject to Section 12.2, the Administrator shall not, without the approval of the stockholders of the Company,(a) authorize the amendment of any outstanding Option or Stock Appreciation Right to reduce its price per Share, or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the Option or Stock Appreciation Right price per Share exceeds the Fair Market Value of the underlying Shares. Furthermore, for purposes of this Section 10.6, except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price per Share of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price per Share that is less than the exercise price per Share of the original Options or Stock Appreciation Rights without the approval of the stockholders of the Company.

10.7   Amendment of Awards. Subject to Applicable Law, the Administrator may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or settlement, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Holder's consent to such action shall be required unless (a) the Administrator determines that the action, taking into account any related action, would not materially and adversely affect the Holder, or (b) the change is otherwise permitted under the Plan (including, without limitation, under Section 12.2 or 12.10).

10.8   Data Privacy. As a condition of receipt of any Award, each Holder explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 10.8 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Holder's participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Holder, including but not limited to, the Holder's name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries, details of all Awards, in each case, for the purpose of implementing, managing and administering the Plan and Awards (the "Data"). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Holder's participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan. These recipients may be located in the Holder's country, or elsewhere, and the Holder's country may have different data privacy laws and protections than the recipients' country. Through acceptance of an Award, each Holder authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Holder's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Holder may elect to deposit any Shares. The Data related to a Holder will be held only as long as is necessary to implement, administer, and manage the Holder's participation in the Plan. A Holder may, at any time, view the Data held by the Company with respect to such Holder, request additional information about the storage and processing of the Data with respect to such Holder, recommend any necessary corrections to the Data with respect to the Holder or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel Holder's ability to participate in the Plan and, in the Administrator's discretion, the Holder may forfeit any outstanding Awards if the Holder refuses or withdraws his or her consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Holders may contact their local human resources representative.

ARTICLE 11.
ADMINISTRATION

11.1   Administrator. The Committee shall administer the Plan (except as otherwise permitted herein). To the extent necessary to comply with Rule 16b-3 of the Exchange Act, the Committee shall take all action with respect to such Awards, and the individuals taking such action shall consist solely of two or more Non-Employee Directors, each of whom is intended to qualify as a "non-employee director" as defined by Rule 16b-3 of the Exchange Act or any successor rule. Additionally, to the extent required by Applicable Law, each of the individuals constituting the Committee shall be an "independent director" under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 11.1 or the Organizational Documents. Except as may otherwise be provided in the Organizational Documents or as otherwise required by Applicable Law, (a) appointment of Committee members shall be effective upon acceptance of appointment, (b) Committee members may resign at any time by delivering written or electronic notice to the Board and (c) vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (i) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the terms "Administrator" as used in the Plan shall be deemed to refer to the Board and (ii) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 11.6.

11.2   Duties and Powers of Administrator. It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with its provisions. The Administrator shall have the power to interpret the Plan, all Programs and Award Agreements, and to adopt such rules for the administration, interpretation and application of the Plan and any Program as are not inconsistent with the Plan, to interpret, amend or revoke any such rules and to amend the Plan or any Program or Award Agreement; provided that the rights or obligations of the Holder of the Award that is the subject of any such Program or Award Agreement are not materially and adversely affected by such amendment, unless the consent of the Holder is obtained or such amendment is otherwise permitted under Section 10.7 or Section 12.10. In its sole discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Committee in its capacity as the Administrator under the Plan except with respect to matters which under Rule 16b-3 under the Exchange Act or any successor rule, or the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded are required to be determined in the sole discretion of the Committee.

11.3   Action by the Administrator. Unless otherwise established by the Board, set forth in any Organizational Documents or as required by Applicable Law, a majority of the Administrator shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by all members of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

11.4   Authority of Administrator. Subject to the Organizational Documents, any specific designation in the Plan and Applicable Law, the Administrator has the exclusive power, authority and sole discretion to:

(a)   Designate Eligible Individuals to receive Awards;

(b)   Determine the type or types of Awards to be granted to each Eligible Individual (including, without limitation, any Awards granted in tandem with another Award granted pursuant to the Plan);

(c)   Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)   Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, and any provisions related to non-competition and clawback and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines;

(e)   Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)   Prescribe the form of each Award Agreement, which need not be identical for each Holder;

(g)   Decide all other matters that must be determined in connection with an Award;

(h)   Establish, adopt, or revise any Programs, rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)   Interpret the terms of, and any matter arising pursuant to, the Plan, any Program or any Award Agreement;

(j)   Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan; and

(k)   Accelerate wholly or partially the vesting or lapse of restrictions of any Award or portion thereof at any time after the grant of an Award, subject to whatever terms and conditions it selects Section 3.2 and Section 12.2.

11.5   Decisions Binding. The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Program or any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding and conclusive on all Persons.

11.6   Delegation of Authority. The Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 11; provided, however, that in no event shall an officer of the Company be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under any Organizational Documents and Applicable Law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable Organizational Documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.6 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority.

ARTICLE 12.
MISCELLANEOUS PROVISIONS

12.1   Amendment, Suspension or Termination of the Plan.

(a)   Except as otherwise provided in Section 12.1(b), the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board; provided that, except as provided in Section 10.7 and Section 12.10, no amendment, suspension or termination of the Plan shall, without the consent of the Holder, materially and adversely affect any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides.

(b)   Notwithstanding Section 12.1(a), the Board may not, except as provided in Section 12.2, take any of the following actions without approval of the Company's stockholders given within twelve (12) months before or after such action: (i) increase the limit imposed in Section 3.1 on the maximum number of Shares which may be issued under the Plan or the Director Limit, (ii) reduce the price per share of any outstanding Option or Stock Appreciation Right granted under the Plan or take any action prohibited under Section 10.6, or (iii) cancel any Option or Stock Appreciation Right in exchange for cash or another Award in violation of Section 10.6.

(c)   No Awards may be granted or awarded during any period of suspension or after termination of the Plan, and notwithstanding anything herein to the contrary, in no event may any Award be granted under the Plan after the tenth (10th) anniversary of the earlier of (i) the date on which the Plan was adopted by the Board or (ii) the date the Plan was approved by the Company's stockholders (such anniversary, the "Expiration Date"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan, the applicable Program and the applicable Award Agreement.

12.2   Changes in Common Stock or Assets of the Company, Acquisition or Liquidation of the Company and Other Corporate Events.

(a)   In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of the Company's stock or the share price of the Company's stock other than an Equity Restructuring, the Administrator may make equitable adjustments, if any, to reflect such change with respect to: (i) the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan); (ii) the number and kind of Shares (or other securities or property) subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); (iv) the grant or exercise price per share for any outstanding Awards under the Plan; and (v) the number and kind of Shares (or other securities or property) for which automatic grants are subsequently to be made to new and continuing Non-Employee Directors pursuant to Section 4.6.

(b)   In the event of any transaction or event described in Section 12.2(a) or any unusual or nonrecurring transactions or events affecting the Company, any Subsidiary of the Company, or the financial statements of the Company or any Subsidiary, or of changes in Applicable Law or Applicable Accounting Standards, the Administrator, in its sole discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in Applicable Law or Applicable Accounting Standards:

(i)   To provide for the termination of any such Award in exchange for an amount of cash and/or other property with a value equal to the amount that would have been attained upon the exercise of such Award or realization of the Holder's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 12.2 the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Holder's rights, then such Award may be terminated by the Company without payment);

(ii)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(iii)   To make adjustments in the number and type of Shares of the Company's stock (or other securities or property) subject to outstanding Awards, and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(iv)   To provide that such Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Program or Award Agreement;

(v)   To replace such Award with other rights or property selected by the Administrator; and/or

(vi)   To provide that the Award cannot vest, be exercised or become payable after such event.

(c)   In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 12.2(a) and 12.2(b):

(i)   The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted (and the adjustments provided under this Section 12.2(c)(i) shall be nondiscretionary and shall be final and binding on the affected Holder and the Company); and/or

(ii)   The Administrator shall make such equitable adjustments, if any, as the Administrator, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of Shares that may be issued under the Plan (including, but not limited to, adjustments of the limitation in Section 3.1 on the maximum number and kind of Shares which may be issued under the Plan).

(d)   Notwithstanding any other provision of the Plan but subject to Section 12.2(e), in the event of a Change in Control, each outstanding Award shall be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event a Holder experiences a Termination of Service by the Company without Cause or Constructive Termination within the twelve (12) month period commencing upon a Change in Control, each Award held by such Holder

shall become fully vested and, if applicable, exercisable and all forfeiture restrictions on such Award shall lapse, in each case, as of immediately prior to such Termination of Service or Constructive Termination.

(e)   In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award upon a Change in Control, such Award shall become fully vested and, if applicable, exercisable and all forfeiture restrictions on such Award shall lapse, in each case, as of immediately prior to the consummation of such Change in Control. If an Award is exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Holder that the Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, contingent upon the occurrence of the Change in Control, and the Award shall terminate upon the expiration of such period.

(f)   For the purposes of this Section 12.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each Share subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Common Stock in the Change in Control.

(g)   The Administrator, in its sole discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(h)   Unless otherwise determined by the Administrator, no adjustment or action described in this Section 12.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.

(i)   The existence of the Plan, any Program, any Award Agreement and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(j)   In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Shares or the share price of the Common Stock including any Equity Restructuring, for reasons of administrative convenience, the Administrator, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

12.3   Approval of Plan by Stockholders. The Plan shall be submitted for the approval of the Company's stockholders within twelve (12) months after the date of the Board's initial adoption of the Plan.

12.4   No Stockholder Rights. Except as otherwise provided herein or in an applicable Program or Award Agreement a Holder shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Holder becomes the record owner of such Shares.

12.5   Paperless Administration. In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Holder may be permitted through the use of such an automated system.

12.6   Effect of Plan upon Other Compensation Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company or any Subsidiary: (a) to establish any other forms of incentives or compensation for Employees, Directors or Consultants of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including without limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

12.7   Compliance with Laws. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of Shares and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all Applicable Law (including but not limited to state, federal and foreign securities law and margin requirements), and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such

securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all Applicable Law. The Administrator, in its sole discretion, may take whatever actions it deems necessary or appropriate to effect compliance with Applicable Law, including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars. Notwithstanding anything to the contrary herein, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate Applicable Law. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to Applicable Law.

12.8   Titles and Headings, References to Sections of the Code or Exchange Act. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

12.9   Governing Law. The Plan and any Programs and Award Agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

12.10   Section 409A. To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A, the Plan, the Program pursuant to which such Award is granted and the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. In that regard, to the extent any Award under the Plan or any other compensatory plan or arrangement of the Company or any of its Subsidiaries is subject to Section 409A, and such Award or other amount is payable on account of a Holder's Termination of Service (or any similarly defined term), then (a) such Award or amount shall only be paid to the extent such Termination of Service qualifies as a "separation from service" as defined in Section 409A, and (b) if such Award or amount is payable to a "specified employee" as defined in Section 409A then to the extent required in order to avoid a prohibited distribution under Section 409A, such Award or other compensatory payment shall not be payable prior to the earlier of (i) the expiration of the six-month period measured from the date of the Holder's Termination of Service, or (ii) the date of the Holder's death. To the extent applicable, the Plan, the Program and any Award Agreements shall be interpreted in accordance with Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Administrator determines that any Award may be subject to Section 409A, the Administrator may (but is not obligated to), without a Holder's consent, adopt such amendments to the Plan and the applicable Program and Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (A) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (B) comply with the requirements of Section 409A and thereby avoid the application of any penalty taxes under Section 409A. The Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 12.10 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any Award and shall have no liability to any Holder or any other person if any Award, compensation or other benefits under the Plan are determined to constitute non-compliant, "nonqualified deferred compensation" subject to the imposition of taxes, penalties and/or interest under Section 409A.

12.11   Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Holder pursuant to an Award, nothing contained in the Plan or any Program or Award Agreement shall give the Holder any rights that are greater than those of a general creditor of the Company or any Subsidiary.

12.12   Indemnification. To the extent permitted under Applicable Law and the Organizational Documents, each member of the Administrator shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Organizational Documents, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

12.13   Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

12.14   Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

* * * * *

CALIX, INC.
STOCK PURCHASE AND MATCHING PLAN

ARTICLE I.
PURPOSE, SCOPE AND COMPONENTS OF THE PLAN

1.1.   Purpose and Scope. The purpose of the Calix, Inc. Stock Purchase and Matching Plan (as amended from time to time, the "Plan") is to assist employees of Calix, Inc., a Delaware corporation (the "Company") and its Participating Subsidiaries in acquiring a stock ownership interest in the Company pursuant to a plan which is intended to help such employees provide for their future security and to encourage them to remain in the employment of the Company and its Subsidiaries. The Plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Plan amends, restates and supersedes the Third Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan approved by our stockholders in May 2023 (the "Prior Plan") in its entirety, subject to stockholder approval of this Plan at the annual meeting of the Company's stockholders in 2025 and the conclusion of any then-in-effect Offering Period. In the event the Company's stockholders fail to approve the Matching Component of the Plan as set forth herein at the annual meeting of the Company's stockholders in 2025, then this Plan shall be deemed void *ab initio* and the Prior Plan shall continue in effect in accordance with its terms.

1.2.   Components. The Plan consists of two components: the Purchase Component and the Matching Component. The Purchase Component permits Eligible Employees to purchase shares of Common Stock for a purchase price equal to Fair Market Value on the date of purchase and is exempt from stockholder approval under Section 303A.08 of the New York Stock Exchange Listed Company Manual (the "NYSE Manual") as a plan that merely allows employees to elect to buy shares from the Company for their current fair market value. The Matching Component provides for Eligible Employee to receive matching shares of Common Stock based on purchases made under the Purchase Component and the Matching Component is subject to stockholder approval as an "equity-compensation plan" under Section 303A.08 of the NYSE Manual.

ARTICLE II.
DEFINITIONS

2.1   "Agent" means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.2   "Administrator" shall mean the Committee, or such individuals to which authority to administer the Plan has been delegated under Section 8.1 hereof.

2.3   "Affiliate" shall mean the Company and any Parent or Subsidiary.

2.4   "Code" shall mean the Internal Revenue Code of 1986, as amended.

2.5   "Committee" shall mean the Talent and Compensation Committee of the Board, or another committee or subcommittee of the Board or the Talent and Compensation Committee described in Article 8 hereof.

2.6   "Common Stock" shall mean common stock, par value $0.025, of the Company.

2.7   "Compensation" of an Employee shall mean the regular straight-time earnings, base salary, cash incentive compensation, cash bonuses (e.g., quarterly or annual bonuses or other corporate bonuses), one-time bonuses (e.g., retention or sign-on bonuses), taxable profit sharing payments, commissions, vacation pay, holiday pay, jury duty pay, funeral leave pay or military pay paid to the Employee from the Company or any Participating Subsidiary or any Affiliate on each Payday as compensation for services to the Company or any Participating Subsidiary or any Affiliate before deduction for any salary deferral contributions made by the Employee to any tax-qualified or nonqualified deferred compensation plan of the Company, any Participating Subsidiary or any Affiliate, but excluding overtime, shift differential payments, fringe benefits (including, without limitation, employer gifts), education or tuition reimbursements, imputed income arising under any Company, Participating Subsidiary or Affiliate group insurance or benefit program, travel expenses, business and moving reimbursements, income received in connection with any stock options, stock appreciation rights, restricted stock, restricted stock units or other compensatory equity awards and all contributions made by the Company, any Participating Subsidiary or any Affiliate for the Employee's benefit under any employee benefit plan now or hereafter established. Such Compensation shall be calculated before deduction of any income or employment tax withholdings, but shall be withheld from the Employee's net income.

2.8   "Effective Date" shall mean the date the Plan adopted by the Board of Directors of the Company, with the Matching Component subject to approval of the Plan by the Company's stockholders.

2.9   "Eligible Employee" means an Employee of the Company or any Participating Subsidiary (i) who is customarily employed for at least twenty (20) hours per week and (ii) who is customarily employed for more than five (5) months per calendar year; but excluding (a) the Company's Chief Executive Officer, (b) each senior management Employee who reports directly to the Company's Chief Executive Officer and (c) each other senior management Employee as identified in writing by the Administrator as being ineligible for the Plan.

2.10   "Employee" shall mean any person who renders services to the Company or a Participating Subsidiary in the status of an employee within the meaning of Section 3401(c) of the Code. "Employee" shall not include any director of the Company or a Participating Subsidiary who does not render services to the Company or a Participating Subsidiary in the status of an employee within the meaning of Section 3401(c) of the Code.

2.11   "Enrollment Date" shall mean the first date of each Offering Period.

2.12   "Exercise Date" shall mean the last trading day of each Offering Period, except as provided in Section 6.2 hereof.

2.13   "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

2.14   "Fair Market Value" shall mean, as of any date, the value of a Share determined as follows:

          (a)   If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market), (ii) listed on any national market system or (iii) listed, quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable.

          (b)   If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

          (c)   If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

2.15   "Matching Component" means the component of Plan under which Matching Shares are issued in accordance with Article V of the Plan.

2.16   "New Exercise Date" shall have such meaning as set forth in Section 6.2(b) hereof.

2.17   "Offering Period" shall mean, unless otherwise determined by the Administrator, the three (3)-month periods commencing on (i) May 8 and ending on August 7; (ii) August 8 and ending on November 7; (iii) November 8 and ending on February 7; and (iv) February 8 and ending on May 7 of each year.

21.8   "Parent" shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities ending with the Company if each of the entities other than the Company beneficially owns, at the time of the determination, securities or interests representing more than fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.19   "Participant" shall mean any Eligible Employee who elects to participate in the Plan.

2.20   "Participating Subsidiary" shall mean each Subsidiary that has been designated by the Board or Committee from time to time in its sole discretion as eligible to participate in the Plan in accordance with Section 8.2 hereof, in each case, including any Subsidiary in existence on the Effective Date and any Subsidiary formed or acquired following the Effective Date.

2.21   "Payday" shall mean the standard established day for payment of Compensation to an Employee of the Company or any Participating Subsidiary.

2.22   "Plan Account" shall mean a bookkeeping account established and maintained by the Company in the name of each Participant.

2.23   "Purchase Component" means the component of the Plan pursuant to which Shares are purchased in accordance with Article IV on each Exercise Date.

2.24   "Share" shall mean a share of Common Stock.

2.25   "Subsidiary" shall mean (a) a corporation, association or other business entity of which fifty percent (50%) or more of the total combined voting power of all classes of capital stock is owned, directly or indirectly, by the Company and/or by one or more Subsidiaries, (b) any partnership or limited liability company of which fifty percent (50%) or more of the equity interests are owned, directly or indirectly, by the Company and/or by one or more Subsidiaries, and (c) any other entity not described in clauses (a) or (b) above of which fifty percent (50%) or more of the ownership and the power (whether voting interests or otherwise), pursuant to a written contract or agreement, to direct the policies and management or the financial and the other affairs thereof, are owned or controlled by the Company and/or by one or more Subsidiaries.

2.26   "Withdrawal Election" shall have such meaning as set forth in Section 7.1(a) hereof.

ARTICLE III.
PARTICIPATION IN PURCHASE COMPONENT

3.1   Eligibility. Any Eligible Employee who shall be employed by the Company or a Participating Subsidiary on a given Enrollment Date for an Offering Period under the Purchase Component shall be eligible to participate in the Purchase Component of the Plan during such Offering Period, subject to the requirements of Articles IV, V and VI hereof.

3.2   Election to Participate; Payroll Deductions

(a)   Except as provided in Section 3.3 hereof, an Eligible Employee may become a Participant in the Purchase Component of the Plan only by means of payroll deduction. Each individual who is an Eligible Employee as of the Enrollment Date of the applicable Offering Period may elect to participate in such Offering Period and the Purchase Component of the Plan by delivering to the Company an enrollment form for the Plan designating payroll deduction authorization by such date specified by the Company.

(b)   Payroll deductions under the Purchase Component with respect to an Offering Period (i) shall be equal to at least one percent (1%) of the Participant's Compensation as of each Payday during the applicable Offering Period, but not more than twenty-five percent (25%) of the Participant's Compensation as of each Payday during the applicable Offering Period in addition, employees may contribute up to 50% of new-hire, special performance, or retention bonuses per pay period. The employee contribution shall not exceed the employee's total net earnings for the pay period, and (ii) may be expressed either as (A) a whole number percentage or (B) a fixed dollar amount (as determined by the Administrator). Amounts deducted from a Participant's Compensation with respect to an Offering Period under the Purchase Component pursuant to this Section 3.2 shall be deducted each Payday through payroll deduction and credited to the Participant's Plan Account.

(c)   Following at least one (1) payroll deduction, a Participant may decrease (to as low as 0%) the amount deducted from such Participant's Compensation only once during an Offering Period upon ten (10) calendar days' prior written or electronic notice to the Company. A Participant may not increase the amount deducted from such Participant's Compensation during an Offering Period.

(d)   Notwithstanding the foregoing, upon the completion of an Offering Period under the Purchase Component, each Participant in such Offering Period shall automatically participate in the Offering Period that commences immediately following the completion of such Offering Period at the same payroll deduction percentage or fixed amount as in effect at the completion of the prior Offering Period, unless such Participant delivers to the Company a different election with respect to the successive Offering Period in accordance with Section 3.1 hereof, or unless such Participant becomes ineligible for participation in the Plan.

3.3   Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, an individual shall be treated as an Employee of the Company or Participating Subsidiary that employs such individual immediately prior to such leave.

3.4   Purchase of Shares. On the Exercise Date for each Offering Period under the Purchase Component, without any further action by any Participant, each Participant shall purchase that number of Shares calculated by dividing (i) such Participant's payroll deductions accumulated on or prior to such Exercise Date and retained in the Participant's Plan Account on such Exercise Date by (ii) the Fair Market Value of a Share on such Exercise Date (the "Purchased Shares"). The balance, if any, remaining in the Participant's Plan Account (after exercise of such Participant's right to purchase Shares) as of such Exercise Date shall be carried forward to the next Offering Period, unless the Participant has elected to withdraw from the Plan pursuant to Section 7.1 hereof or, pursuant to Section 7.2 hereof, such Participant has ceased to be an Eligible Employee.

ARTICLE IV.
MATCHING SHARES UNDER THE MATCHING COMPONENT

4.1   Matching Share Grant. On each Exercise Date, each Participant who was issued Purchased Shares on such Exercise Date shall automatically acquire under the Matching Component, a number Shares equal to the Purchased Shares that are subject to a risk of forfeiture in the event the Participant ceases to constitute an Employee for any reason, unless otherwise determined by the Administrator (the "Matching Shares").

4.2   Risk of Forfeiture. The risk of forfeiture on the Matching Shares shall automatically lapse on the first anniversary of the Exercise Date, subject to the Participant continuing to be an Employee through such date.

ARTICLE V.
SHARE ISSUANCES, TRANSFERABILITY AND LIMITATIONS

5.1   Share Issuance. As soon as practicable following each Exercise Date (but in no event more than thirty (30) days thereafter), the Purchased Shares under the Purchase Component and Matching Shares under the Matching Component shall be delivered (either in share certificate or book entry form), in the Company's sole discretion, to either (i) the Participant or (ii) an account established in the Participant's name at a stock brokerage or other financial services firm designated by the Company. If the Company is required to obtain from any commission or agency authority to issue any such Shares, the Company shall seek to obtain such

authority. Inability of the Company to obtain from any such commission or agency authority which counsel for the Company deems necessary for the lawful issuance of any such shares shall relieve the Company from liability to any Participant except to refund to the Participant such Participant's Plan Account balance, without interest thereon.

5.2   Transferability.

(a)   No rights under the Plan shall be transferable, other than by will or the applicable laws of descent and distribution, and shall be exercisable during the Participant's lifetime only by the Participant. No interest or right under the Plan shall be available to pay off any debts, contracts or engagements of the Participant or his or her successors in interest or shall be subject to disposition by pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempt at disposition of such right or interest shall have no effect.

(b)   Unless otherwise determined by the Administrator, no Shares issued under either the Purchase Component or the Matching Component may be assigned, transferred, pledged or otherwise disposed of in any way by the Participant until the first anniversary of the Exercise Date upon which such Shares were purchased or Matching Shares were issued. Unless otherwise determined by the Administrator, in the event a Participant ceases to be an Employee prior to the first anniversary of the Exercise Date upon which Shares were purchased under the Purchase Component, the Matching Shares acquired on such Exercise Date shall be forfeited for no consideration, and the transfer restrictions applicable to the Purchased Shares purchased under the Purchase Component on such Exercise Date shall immediately lapse.

5.3   Limitations on the Purchase of Shares. Notwithstanding any provision in the Plan to the contrary, no more than an aggregate of one hundred seventy-fifty thousand (175,000) Shares (the "Offering Period Share Limit") shall be purchased under the Purchase Component by one or more Participants on any Exercise Date, and, accordingly, no more than an equal number of Matching Shares shall be issued under the Matching Component on such Exercise Date. Prior to the commencement of an Offering Period, the Administrator may provide for a limit on individual contributions or a maximum number of Shares a Participant may acquire under the Purchase Component in such Offering Period and any such limit or maximum shall be deemed to constitute an Offering Period Share Limit hereunder. In the event the Company determines that, on a given Exercise Date, the number of Shares that are scheduled to be purchased under the Purchase Component may exceed the Offering Period Share Limit, the Administrator shall make a pro rata allocation of the Shares available for issuance on such Exercise Date in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants purchasing Shares under the Purchase Component on such Exercise Date. For the avoidance of doubt, the number of Matching Shares issued under the Matching Component shall be proportionately adjusted to reflect any such pro rata allocation.

ARTICLE VI.
PROVISIONS RELATING TO COMMON STOCK

6.1   Common Stock Reserved.

(a)   Purchase Component. Subject to adjustment as provided in Section 6.2 hereof, the maximum number of Shares that shall be made available for sale under the Purchase Component of the Plan from and after the Effective Date shall be Two Million, Nine Hundred Twenty-Three Thousand, Four Hundred (2,923,400) Shares. Shares made available for sale under the Purchase Component of the Plan may be authorized but unissued shares or reacquired shares reserved for issuance under the Plan. The Administrator may decrease or increase the number of Shares available for sale under the Purchase Component in its discretion.

(b)   Matching Component. Subject to adjustment as provided in Section 6.2 hereof, the maximum number of Shares that shall be made available for issuance under the Matching Component of the Plan from and after the Effective Date shall be Two Million, Nine Hundred Twenty-Three Thousand, Four Hundred (2,923,400) Shares. Shares made available for issuance under the Matching Component of the Plan may be authorized but unissued shares or reacquired shares reserved for issuance under the Plan. The Administrator may decrease or increase the number of Shares available for issuance under the Matching Component in its discretion, provided that any increase thereof shall be subject to stockholder approval within twelve (12) months following the Administrator's approval of such increase.

6.2   Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale.

(a)   Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of Shares which have been authorized for issuance under each of the Purchase Component and the Matching Component of the Plan but not yet purchased or issued, as well as any price per share and the number of Shares being purchased under the Purchase Component or issued under the Matching Component of the Plan which has not yet been purchased or issued shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock or any other increase or decrease in the number of Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to purchase or issuance.

(b)   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Period then in progress under the Purchase Component shall be shortened by setting a new Exercise Date (the "New Exercise Date"), and such Offering Period shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date shall be before the date of the Company's proposed dissolution or liquidation. The Administrator shall notify each Participant in writing, at least ten (10) business days prior to the New Exercise Date, that the next Exercise Date for the Participant has been changed to the New Exercise Date and that the Participant shall automatically purchase Shares under the Purchase Component and be issued Matching Shares under the Matching Component on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 7.1(a)(i) hereof or the Participant has ceased to be an Eligible Employee as provided in Section 7.2 hereof.

(c)   Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding right to purchase Shares under the Purchase Component and be issued Matching Shares under the Matching Component shall be assumed or an equivalent right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the rights are not assumed or substituted, any Offering Periods then in progress shall be shortened by setting a New Exercise Date and any Offering Period then in progress shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company's proposed sale or merger. The Administrator shall notify each Participant in writing, at least ten (10) business days prior to the New Exercise Date, that the next Exercise Date has been changed to the New Exercise Date and that the Participant shall automatically purchase Shares under the Purchase Component and be issued Matching Shares under the Matching Component on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 7.1(a)(i) hereof or the Participant has ceased to be an Eligible Employee as provided in Section 7.2 hereof.

6.3   Insufficient Shares. If the Administrator determines that, on a given Exercise Date, the number of Shares scheduled to be purchased under the Purchase Component or issued under the Matching Component may exceed the number of Shares remaining available for sale under the Purchase Component or issuance under the Matching Component of the Plan on such Exercise Date, the Administrator shall make a pro rata allocation of the Shares available for issuance on such Exercise Date in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants purchasing and being issued Shares on such Exercise Date, and unless additional shares are authorized for issuance under the Plan, no further Offering Periods shall take place and the Plan shall terminate pursuant to Section 8.5 hereof. If an Offering Period is so terminated, then the balance of the amount credited to the Participant's Plan Account which has not been applied to the purchase of Shares shall be paid to such Participant in one (1) lump sum in cash within thirty (30) days after such Exercise Date, without any interest thereon.

6.4   Rights as Stockholders. With respect to Shares subject to purchase under the Purchase Component or issuance under the Matching Component, a Participant shall not be deemed to be a stockholder of the Company and shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, Shares have been deposited in the designated brokerage account following purchase under the Purchase Component or issuance under the Matching Component. Notwithstanding the foregoing, in the event a dividend is paid in respect of Matching Shares, such dividend shall not be paid to the Participant holding such Matching Shares unless and until the risk of forfeiture thereon lapses.

ARTICLE VII.
TERMINATION OF PARTICIPATION

7.1   Cessation of Contributions; Voluntary Withdrawal.

(a)   A Participant may cease payroll deductions during an Offering Period and elect to withdraw from the Purchase Component of the Plan by delivering written or electronic notice of such election (a "Withdrawal Election") to the Company in such form and at such time prior to the Exercise Date for such Offering Period as may be established by the Administrator. A Participant electing to withdraw from the Purchase Component of the Plan may elect to either (i) withdraw all of the funds then credited to the Participant's Plan Account as of the date on which the Withdrawal Election is received by the Company, in which case amounts credited to such Plan Account shall be returned to the Participant in one (1) lump-sum payment in cash within thirty (30) days after such election is received by the Company, without any interest thereon, and the Participant shall cease to participate in the Plan and the Participant's right to purchase Shares under the Purchase Component for such Offering Period shall terminate; or (ii) subject to Section 7.2 below, exercise the right to purchase the maximum number of whole Shares on the applicable Exercise Date with any remaining Plan Account balance returned to the Participant in one (1) lump-sum payment in cash within thirty (30) days after such Exercise Date, without any interest thereon, and after such exercise cease to participate in the Plan. As soon as practicable following the Company's receipt of a Withdrawal Election, the Participant's payroll deduction authorization and his or her right to purchase Shares under the Purchase Component and be issued shares under the Matching Component of the Plan shall terminate.

(b)   A Participant's withdrawal from the Purchase Component of the Plan shall not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the Participant withdraws.

(c)   A Participant who ceases contributions to the Purchase Component of the Plan during any Offering Period shall not be permitted to resume contributions to the Plan during such Offering Period.

7.2   Termination of Eligibility. Upon a Participant's ceasing to be an Eligible Employee for any reason, such Participant's right purchase Shares under the applicable Offering Period shall automatically terminate, he or she shall be deemed to have elected to withdraw from the Plan, and such Participant's Plan Account shall be paid to such Participant or, in the case of his or

her death, to the person or persons entitled thereto as set forth in an applicable beneficiary designation form (or, if there is no such applicable form, pursuant to applicable law), within thirty (30) days after such cessation of being an Eligible Employee, without any interest thereon.

ARTICLE VIII.
GENERAL PROVISIONS

8.1 <u>Administration</u>.

(a) The Plan shall be administered by the Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Plan), which, unless otherwise determined by the Board, shall consist solely of two or more members of the Board, each of whom is intended to qualify as a "non-employee director" as defined by Rule 16b-3 of the Exchange Act and an "independent director" under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded, in each case, to the extent required under such provision. The Committee may delegate administrative tasks under the Plan to the services of an Agent and/or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

(b) It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with the provisions of the Plan. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To establish and terminate Offering Periods;

(ii) To determine when and how rights under the Plan shall be granted and the provisions and terms of each Offering Period (which need not be identical);

(iii) To select Participating Subsidiaries in accordance with Section 8.2 hereof; and

(iv) To construe and interpret the Plan, the terms of any Offering Period and the terms of the rights granted under the Plan and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, any Offering Period or any right under the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(c) The Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding handling of participation elections, payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan.

(d) The Administrator may adopt sub-plans applicable to particular Participating Subsidiaries or locations. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 5.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

(e) All expenses and liabilities incurred by the Administrator in connection with the administration of the Plan shall be borne by the Company. The Administrator may, with the approval of the Committee, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Administrator, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon all Participants, the Company and all other interested persons. To the maximum extent permitted by applicable law, (i) no member of the Board or Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the options and (ii) all members of the Board or Administrator shall be fully protected by the Company in respect to any such action, determination or interpretation.

8.2 <u>Designation of Participating Subsidiaries</u>. The Board or Committee shall designate from among the Subsidiaries, as determined from time to time, the Subsidiary or Subsidiaries that shall constitute Participating Subsidiaries. The Board or Committee may designate a Subsidiary, or terminate the designation of a Subsidiary, without the approval of the stockholders of the Company.

8.3 <u>Accounts</u>. Individual accounts shall be maintained for each Participant in the Plan.

8.4 <u>No Right to Employment</u>. Nothing in the Plan shall be construed to give any person (including any Participant) the right to remain in the employ of the Company, a Parent or a Subsidiary or to affect the right of the Company, any Parent or any Subsidiary to terminate the employment of any person (including any Participant) at any time, with or without cause, which right is expressly reserved.

8.5   Amendment, Suspension and Termination of the Plan.

(a)   The Board may, in its sole discretion, amend, suspend or terminate the Plan at any time and from time to time; provided, however, that without approval of the Company's stockholders given within twelve (12) months before or after action by the Board, the Matching Component of the Plan may not be amended to increase the maximum number of Shares subject to the Matching Component under the Plan or in any other manner that requires the approval of the Company's stockholders under applicable law or applicable stock exchange rules or regulations. No rights under the Plan may be granted during any period of suspension of the Plan or after termination of the Plan. For the avoidance of doubt, without the approval of the Company's stockholders and without regard to whether any Participant rights may be considered to have been "adversely affected," the Board or the Committee, as applicable, shall be entitled to increase the number of Shares reserved for issuance under the Purchase Component, change the terms of an Offering Period, limit the frequency and/or number of changes in the amount withheld during an Offering Period, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Board or the Committee, as applicable, determines in its sole discretion advisable which are consistent with the Plan.

(b)   In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)   shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Administrator action; and

(ii)   allocating Shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

(c)   Upon termination of the Plan, the balance in each Participant's Plan Account shall be refunded as soon as practicable after such termination, without any interest thereon.

8.6   Use of Funds; No Interest Paid. All funds received by the Company by reason of purchase of Shares under the Plan shall be included in the general funds of the Company free of any trust or other restriction and may be used for any corporate purpose. No interest shall be paid to any Participant or credited under the Plan.

8.7   Effect Upon Other Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company, any Parent or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company, any Parent or any Subsidiary (a) to establish any other forms of incentives or compensation for Employees of the Company or any Parent or any Subsidiary or (b) to grant or assume rights otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

8.8   Conformity to Securities Laws. Notwithstanding any other provision of the Plan, the Plan and the participation in the Plan by any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemption rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

8.9   Data Privacy. As a condition of participating in the Plan, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 8.9 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Participant's participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Participant, including but not limited to, the Participant's name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries, details of all Purchased Shares, Matching Shares and rights under the Plan, in each case, for the purpose of implementing, managing and administering the Plan and Awards (the "Data"). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Participant's participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan. These recipients may be located in the Participant's country, or elsewhere, and the Participant's country may have different data privacy laws and protections than the recipients' country. Through participating in the Plan, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Participant's participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel Participant's ability to

participate in the Plan and, in the Administrator's discretion, the Participant may forfeit any Matching Shares for which the risk of forfeiture has not lapsed if the Participant refuses or withdraws his or her consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

8.10   Tax Withholding. The Company or any Participating Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA or employment tax obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan. The Administrator may in its sole discretion and in satisfaction of the foregoing requirement withhold or have surrendered, or allow a Participant to elect to have the Company withhold or surrender, Matching Shares for which the risk of forfeiture has lapsed. Unless determined otherwise by the Administrator, the number of Shares which may be so withheld or surrendered shall be limited to the number of shares which have a Fair Market Value on the date of withholding or surrender no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall also have the authority and right to initiate, or permit a Participant to initiate, a broker-assisted sell-to-cover transaction whereby Shares are sold by such broker and the proceeds of such sale are remitted to the Company to satisfy tax withholding obligations.

8.11   Governing Law. The Plan and all rights and obligations thereunder shall be construed and enforced in accordance with the laws of the State of Delaware.

8.12   Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof (including without limitation the Company's stock plan administrator).

8.13   Conditions to Issuance of Shares.

(a)   Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the purchase of Shares by, or issuance of Matching Shares to, a Participant, unless and until the Board or the Committee has determined, with advice of counsel, that the purchase and issuance of such Shares is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any securities exchange or automated quotation system on which the Shares are listed or traded, and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Board or the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Board or the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations or requirements.

(b)   All certificates for Shares delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state or foreign securities or other laws, rules and regulations and the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. The Committee may place legends on any certificate or book entry evidencing Shares to reference restrictions applicable to the Shares.

(c)   The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any rights under the Plan, including a window-period limitation, as may be imposed in the sole discretion of the Committee.

(d)   Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company may, in lieu of delivering to any Participant certificates evidencing Shares issued in connection with any Shares purchased or issued under the Plan, record the issuance of Shares in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

8.14   Section 409A. Neither the Plan nor any rights granted hereunder is intended to constitute or provide for "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance issued after the Effective Date (together, "Section 409A"). Notwithstanding any provision of the Plan to the contrary, if the Administrator determines that any rights under the Plan may be or become subject to Section 409A of the Code, the Administrator may adopt such amendments to the Plan and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or appropriate to avoid the imposition of taxes under Section 409A of the Code, either through compliance with the requirements of Section 409A of the Code or with an available exemption therefrom.

* * * * * *

CALIX, INC.

RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(UNAUDITED)

Reconciliation of GAAP Net Operating Loss to Non-GAAP Net Operating Income (In Thousands)

	2024			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
GAAP net operating income (loss)	$ (2,032)	$ (11,356)	$ (10,896)	$ (18,750)
Adjustments to reconcile GAAP net operating income (loss) to non-GAAP net operating income:				
Stock-based compensation	16,856	15,458	16,371	22,075
Intangible asset amortization	956	956	604	298
Non-GAAP operating income	$ 15,780	$ 5,058	$ 6,079	$ 3,623

Reconciliation of GAAP to Non-GAAP Gross Margin

	2024			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
GAAP gross margin	54.2%	54.3%	54.8%	55.0%
Adjustments to reconcile GAAP gross margin to non-GAAP gross margin:				
Stock-based compensation	0.3	0.3	0.3	0.4
Intangible asset amortization	0.4	0.5	0.3	0.1
Non-GAAP gross margin	54.9%	55.1%	55.4%	55.5%

Use of Non-GAAP Financial Information

Calix uses certain non-GAAP financial measures to supplement its consolidated financial statements, which are presented in accordance with GAAP. In this proxy statement, Calix has presented non-GAAP net operating income and non-GAAP gross margin. These non-GAAP measures are provided as performance targets in our executive cash incentive plan as the measure primarily excludes certain non-cash charges for stock-based compensation and intangible asset amortization, which Calix believes are not indicative of its core operating results. The presentation of these non-GAAP measures is not meant to be a substitute for results presented in accordance with GAAP, but rather should be evaluated in conjunction with the comparable GAAP measure. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures are provided above. The non-GAAP financial measures used by Calix may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 001-34674

Calix, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**68-0438710**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
2777 Orchard Parkway **San Jose, California** **(Address of Principal Executive Offices)**	**95134** **(Zip Code)**

Registrant's telephone number, including area code (408) 514-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol**	**Name of each exchange on which registered**
Common Stock, $0.025 par value	CALX	The New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes: ☐   No: ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes: ☐   No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes: ☒   No: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes: ☒   No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒		Accelerated Filer	☐
Non-accelerated filer	☐		Smaller Reporting Company	☐
Emerging Growth Company	☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes: ☐ No: ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant based upon the closing sale price on the New York Stock Exchange on June 28, 2024, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $1,510 million. Shares held by each executive officer, director and by each other person (if any) who owns more than 10% of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 10, 2025, the number of shares of the registrant's common stock outstanding was 66,689,039.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's 2024 annual report and definitive proxy statement for its 2025 annual meeting of stockholders are incorporated by reference in Item 5 of Part II and Items 10, 11, 12, 13 and 14 of Part III.

Calix, Inc.

Form 10-K

TABLE OF CONTENTS

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Calix, Inc., together with its subsidiaries, is referred to in this document as "Calix," "we," "our" or "us." This report includes forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding Calix's future financial position, business strategy and plans, product projections, anticipated market and industry trends and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "could," "expect," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "predict," "will," "would," "project," "potential" or the negative of these terms or other similar expressions. Forward-looking statements include Calix's expectations concerning the outlook for its business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include:

- our ability to predict our revenue and reduce and control costs related to our products or service offerings;
- fluctuations in our gross margin;
- our ability to manage our relationships with our third-party vendors, including contract manufacturers, or CMs, original design manufacturers, or ODMs, logistics providers, component suppliers and development partners;
- our ability to forecast our manufacturing requirements and manage our inventory;
- supply chain constraints and cost increases for components, shipping and logistics;
- our dependence on sole-, single- and limited-source suppliers, some of which are located primarily or solely in China, and other factors;
- our ability to build and sustain an adequate and secure information technology infrastructure;
- the quality of our products, including any undetected hardware and software defects or software bugs;
- our ability to ramp sales and achieve market acceptance of our new products and broadband experience providers', or BEPs', willingness to deploy our new products;
- the capital spending patterns of BEPs, and any decrease or delay in capital spending by BEPs due to macro-economic conditions, regulatory uncertainties or other reasons;
- the impact of government-sponsored programs on our customers and the impact to our customers of a United States, or U.S., government shutdown;
- our ability to develop new products or enhancements that support technological advances and meet changing BEP requirements;
- the length and unpredictability of our sales cycles and timing of orders;
- our lack of long-term, committed-volume purchase contracts with our customers;
- intense competition and our ability to increase our sales to larger BEPs globally;
- our exposure to the credit risks of our customers;
- the interoperability of our products with BEP networks;
- our ability to estimate future warranty obligations due to product failure rates;
- our products' compliance with industry standards;
- our ability to expand our international operations;
- our ability to protect our intellectual property, or IP, and the cost of doing so;
- our ability to obtain necessary third-party technology licenses at reasonable costs;
- the regulatory and physical impacts of climate change and other natural events;
- the attraction and retention of qualified employees and key management personnel; and
- our ability to maintain proper and effective internal controls.

We caution you against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth in this Annual Report on Form 10-K speak only as of the date of its filing. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements.

PART I

ITEM 1.   Business

Company Overview

Calix was founded in 1999. We develop, market and sell our appliance-based platform, cloud and managed services that enable service providers of all types and sizes to innovate and transform their businesses. For our customers to successfully become Broadband Experience Providers, or BEPs, of the future, they require actionable data for critical business functions such as network operations, customer engagement and service. However, this data is often trapped in disparate systems or departmental silos. Our platform, which includes Calix Cloud, Intelligent Access, and Unlimited Subscriber, gathers, analyzes and applies machine learning to deliver real-time insights seamlessly to each key business function. Our customers utilize these data and insights to simplify network operations, customer engagement and service and innovate for their consumer, business and municipal subscribers with a growing portfolio of SmartLife managed service experiences that grow their businesses and the communities they serve. This partnership enables BEPs to grow their brand through increased subscriber acquisition, loyalty and revenue while reducing their operating costs.

This is our mission: to enable BEPs of all sizes to simplify, innovate and grow.

We believe our platform offers a competitive edge to BEPs at a critical time of increasing competition. With the increase in both private and public funding of broadband access, we anticipate at least two fiber-to-the-home providers vying for subscribers in every market. These providers have a choice: become a speed provider focused on offering the fastest speeds at the lowest price, or become an experience provider focused on delivering innovative, value-added services that improve the lives of their subscribers. Our platform enables these service providers to build next generation networks and offer higher-value managed service experiences that enable them to grow revenue, increase subscriber loyalty and monetize their network investments for generations.

BEPs, who embrace our platform, understand this competitive threat and that their brand's central position in the home, the business and the town is their most valuable strategic asset. As such, they must protect and expand continually. Our Intelligent Access network solution and Unlimited Subscriber solution are designed to allow BEPs to simplify their businesses and reduce operating costs, while launching innovative new services in a matter of days and weeks instead of months and years. Our role-based cloud enables BEP teams, such as marketing, operations or customer support, to leverage real-time behavioral analytics to anticipate the subscriber's needs, whether they are in the home, roaming across the town or managing a small business. Our platform is built to enable BEPs to quickly and easily deploy a growing portfolio of SmartLife™ managed services to connect entire communities. Embracing this strategy enables BEPs to establish themselves as essential technology innovators that are enabling their communities to grow and thrive.

The BEPs' teams can utilize insights from Calix Cloud to offer new and innovative services to those subscribers who have the propensity to buy, thereby growing revenue as they deliver a connected experience at significantly lower operating costs. This also enables them to build their brand and value proposition around innovation and subscriber experience. As a result, many of Calix's BEP customers have experienced improved customer satisfaction scores, minimal churn and significant revenue growth. To expand our reach in the market, we will continue to pursue strategic technology and distribution relationships that align with BEPs' strategic priorities. At the same time, we offer our Calix Success Services along with a growing portfolio of award-winning market activation resources that provide BEPs with best practices and programs to strengthen and grow their brands with their subscribers, thereby increasing subscriber loyalty and opportunities to grow their subscriber bases.

Strategy Overview

Our strategy is to position Calix as the key partner providing a broadband delivery platform (cloud, software and systems) and managed services to enable and facilitate the transformation of BEP networks and the residential, community and business network experience in order to innovate for all of their subscribers. Most BEPs will require transformation of their business and operations to become an essential provider of data-driven, high-value managed services to their subscribers. The principal elements of our strategy are:

Starting with the data – The principal way we gather, analyze and deliver actionable insights for BEPs is via Calix Cloud. Our role-based Calix Cloud enables critical functions within a BEP's business, such as marketing, operations and support, to leverage real-time data to continually understand and optimize the experience for their subscribers.

Building and evolving our platform – Our product strategy centers on our strategic platform. Our platform simplifies BEPs' businesses by delivering intelligence and automation across the entire subscriber facing network – from the data center edge to

5

the subscriber's devices. Our strategy is to continually augment and extend our platform with features and services directly or through partners to allow our BEP customers to deliver cutting-edge services to their subscribers.

Engaging directly with BEP customers – We continue to invest in our direct sales capabilities so that we can engage deeply with our customers to help them understand the differentiable value that our platform provides. As we deploy new solutions, we are building the expertise of our team by adding specialized resources in areas such as marketing, cloud and network operations. Our direct model is complemented with selective programs for our channel partners, who have established local market expertise and have demonstrated the ability to generate new market opportunities and support sales of cutting-edge technologies for BEPs.

Expanding customer footprint across our total addressable opportunity – Our total addressable opportunity includes service providers of any type and size, including local and competitive exchange carriers, cable multiple system operators, or cable MSOs, wireless internet service providers, or WISPs, fiber overbuilders such as municipalities, electric cooperatives, tribal communities, multiple dwelling units and hospitality providers. For the past four years, we have averaged adding over 90 new customers per year purchasing directly or through our partners. Our diverse and growing customer footprint is a critical source of our future growth as we expand our portfolio and sell additional components of our platform and managed services to both new and existing customers. Our platform enables us to expand our total addressable opportunity and recurring revenue streams by allowing us to address the needs of not only traditional wireline-focused service providers, but also emerging service providers. As such, we intend to continue to engage emerging providers that are creating entirely new customer segments, including fiber overbuilders, utilities and municipalities. We will also continue to pursue service provider segments where there is an opportunity to grow our current share, such as cable MSOs, large traditional wireline-focused service providers and international markets.

Extending portfolio of Calix services – Our Success team supports our customers as they define their transformation strategies, build new skills, implement new technologies and deploy new subscriber services. Calix Success' capabilities address our customers' entire network and service delivery lifecycle. These services allow our customers to benefit directly from our deep expertise working with service providers of all types and sizes to optimize their operations and leverage our advanced analytics to improve the operational efficiency of their teams.

Pursuing strategic relationships – We will continue to pursue strategic technology and distribution relationships that help us align with our customers' strategic priorities. We continue to invest to provide technical synergy across the ecosystems that support our customers' most critical business processes through our partner program. By adding new solutions to our platform ecosystem, we significantly enhance the value that our platform delivers to our customers. In addition, we are continuing to expand our relationships with organizations that help our customers plan and execute in-market. Examples of these partners are Conexon, LLC, ePlus Technology, Inc., BroadEngagement (Refindable LLC business) and GOCare™ (NuTEQ Solutions, LLC business).

Product Overview

Our product strategy centers on increasing the market adoption of two fundamental components:

1. Our Calix Platform, which consists of:

    - Calix Cloud®, which comes in three role-base editions: Calix Engagement Cloud, Calix Operations Cloud and Calix Service Cloud.

    - Calix Intelligent Access™ our network solution for automated, intelligent next generation networks.

    - Calix Unlimited Subscriber™ our premises solution for subscriber managed services.

2. Our SmartLife™ managed service offerings, which consist of:

    - SmartHome™ managed services and applications to enhance, operate and secure the connected experience of subscribers in their home, including managed Wi-Fi, advanced content control, network security, connected cameras, social media monitoring for kids and device protection programs.

    - SmartTown® managed services that reimagine community Wi-Fi as a ubiquitous, secure and managed experience across a BEP's footprint by making their town a SmartTown. By leveraging residential and small business Wi-Fi systems combined with strategically deployed outdoor Wi-Fi access points, BEPs can serve subscribers, schools, municipalities, organizations, planned communities, parks, marinas and more. These opportunities open new markets and relationships with the public sector to reduce reliance on and augment 5G LTE fixed wireless access.

    - SmartBiz™ managed services that address the business networking and productivity needs of small business owners with an all-in-one solution that increases staff productivity, secures critical business systems and enhances customer loyalty.

- SmartMDU™ managed services provide purpose-built, flexible connectivity solutions for multi-family properties of any type, enabling service providers and property owners to exceed resident expectations with a simple, secure, personalized and efficient managed Wi-Fi solution.

- ManagedBiz™ is a cloud-managed network security and connectivity solution tailored for large businesses with complex information technology use cases, featuring a security and routing appliance, multi-layer network security and seamless management via the Calix Broadband Platform.

Each subscriber managed service is complemented by real-time subscriber insights via Calix Engagement Cloud, Calix Operations Cloud offerings and Calix Service Cloud, which are configurable to display role-based insights for general management, marketing, support, operations and engineering staff. These insights enable BEPs to anticipate and target new revenue-generating services and applications through our mobile application, CommandIQ® for residents and CommandWorx™ for businesses. Our Calix Cloud enables simple integrations with other market-leading workflow solutions for marketing (including Facebook, Mailchimp, Constant Contact and HubSpot), support ticketing solutions and operations support systems and business support systems.

The SmartLife™ managed services are built on the Calix platform and fully integrated with our GigaSpire® and GigaPro® family of Wi-Fi systems to be ready for deployment as a complete subscriber experience solution for a BEP's residential subscribers, business subscribers and community networks. Calix customers are evolving their go-to-market strategies to go beyond marketing broadband speed by delivering valuable managed services built on top of their Wi-Fi offerings. This unique portfolio gives them more opportunities to provide differentiated services to their subscribers and grow their revenue.

Our access network solutions redefine the access edge of the network by simplifying its architecture and operations. Our platform's access network component is implemented in our E-Series family of modular, non-blocking systems, enabling BEPs to meet a wide variety of deployment scenarios. our customers can consolidate multiple access network elements into a single system using specialized software modules that add functionality and remove complexity, thereby reducing the total cost of ownership and the time to market for new services. We offer a range of training, professional and success services to assist BEPs in every domain of network management from strategy to deployment and management.

These offerings are sold independently and offer unique entry points for new customers, who are partnering with Calix to transform their businesses. Moreover, an increased segment of our customer base is leveraging all components of our platform and managed services in an end-to-end strategy to simplify their businesses, innovate for their subscribers and grow the value that they deliver for their consumer, business and municipal subscribers.

Finally, to support these managed services, we offer market activation resources and customer support programs through our Success organization to enable BEP teams to quickly deploy, manage and monetize each service that they provide to subscribers. These resources include marketing content that can be easily customized with on-line tools, training programs and success services.

Customers

We market and sell our platform (cloud, software and systems) and managed services to service providers of all types and sizes. To date, we have focused primarily on service providers in the North American market. Our customers span all sizes of broadband subscriber count from a few subscribers to more than eleven million. We currently have approximately 1,600 active service provider customers, purchasing directly and through partners, to deploy passive optical, Active Ethernet or point-to-point Ethernet access networks or subscriber premise systems. Our service provider customers include: ALLO Communications, LLC; Connect Holding II LLC (dba Brightspeed); CityFibre Holdings Limited; Conexon Connect, LLC; Cox Communications, Inc.; Highline; Hunter Communications; ICS Advanced Technologies; Jade Communications, LLC; New Visions Communications, Inc.; Rally Networks; South Central Telephone Association, Inc.; Tombigbee Electric Power Association and Tombigbee Fiber, LLC and Verizon Communications Inc.

The U.S. Federal government has approved programs, totaling more than $60 billion, to fund broadband and connectivity expansion across the rural parts of the U.S. Calix has a dedicated team of funding specialists, assisting customers and prospects with the most up-to-date information on broadband funding opportunities as they are introduced and personalized strategies to maximize their grants to support their growth.

We classify service providers into large, medium and small based on the number of broadband subscribers they serve. Large service providers are those with wide geographic footprints and broadband subscribers of 2.5 million or more. Medium service providers also operate typically within a wide geographic footprint but are smaller in scale with broadband subscribers that range from 250,000 to 2.5 million. Small service providers consist primarily of over 1,000 predominantly local independent operating companies, or IOCs, typically focused on a single community or a cluster of communities. They include a growing number of municipalities, cable MSOs, electric cooperatives, fiber overbuilders, tribal entities and WISPs. These entities range in size from a few subscribers to 250,000 broadband subscribers.

No customer represented more than 10% of revenue in 2024, 2023 or 2022. Sales to customers outside the U.S. represented 8% of our revenue in 2024 and 9% of our revenue in 2023 and 2022. Our sales outside the U.S. have been and are currently predominantly to customers in the Americas and Europe.

Customer Engagement Model

We market, sell and support the success of our platform and managed services predominantly through our direct sales force, supported by marketing, product management and customer success personnel. We have also expanded this model to include select channel partners in North America and more than 40 international channel partners. Even in circumstances where a channel partner is involved, our sales and marketing personnel are generally selling side-by-side with the channel partner. We believe that our direct customer engagement approach provides us with significant differentiation in the customer sales process and customer engagement programs by aligning us more closely with our customers' changing needs and successful implementation of our solutions.

Research and Development

Continued investment in research and development is critical to our business. We have made significant investments in our product portfolio, and we intend to continue to dedicate significant resources to research and development to develop, enhance and deliver new platform features and capabilities, including investments in innovative technologies that support our business strategy. Our research and development team is composed of engineers with expertise in software and cloud platforms, optics, wireless technologies and systems engineering. Our research and development team is responsible for designing, developing and enhancing our platform, cloud and managed services, performing product and quality assurance testing and ensuring the compatibility of our products with third-party hardware and software products. Increasingly, our engineers are focused on enhancements to our cloud and software platform components. Our teams of engineers currently remain concentrated in San Jose and Petaluma, California; Nanjing, China; Bangalore, India; Minneapolis, Minnesota and Richardson, Texas. We also outsource a portion of our software and cloud development to domestic and international third parties and depend on these partners to meet our development plans.

Manufacturing and Supply Chain

We rely on CMs, ODMs and third-party logistics partners for the supply and distribution of our products. The global supply chain organization oversees these third parties to source and procure materials, manufacture and deliver products. This organization includes order management, planning, sourcing, logistics, test and manufacturing engineers, and new product introduction personnel. We integrate our supply chain management and new product introduction activities with those outsourced to third parties. Relationships with and reliance on these third parties allow us to improve new product introduction time, conserve working capital, reduce product costs and minimize delivery lead times while maintaining product quality and scaling quickly to handle increased order volume. We continue to qualify and utilize additional vendors for various portions of the supply chain as needed.

Sustainability

We operate with a "sustainable by design" approach, integrating sustainability practices and goals into our business. Product planning incorporates consideration for improvements in energy efficiency, product durability and recyclability. Our human capital management emphasizes employee engagement and talent development. Supply chain management includes adherence to our supplier code of conduct, transparent tracking of sustainability goals and the importance of using different suppliers. We track our enterprise greenhouse gas emissions and report them via our website.

Seasonality

Fluctuations in our revenue occur due to many factors, including the varying budget cycles and seasonal buying patterns of our customers. More specifically, our customers tend to spend less in the first fiscal quarter as they are finalizing their annual capital spending budgets, and in certain regions, customers are also challenged by winter weather conditions that inhibit outside fiber deployment. In recent years, as our revenue from our large customers decreased, we have experienced less year-end volatility due to capital budgetary spending or freezing. This, combined with an increase in recurring revenue, has resulted in smaller seasonal fluctuations, and we expect this trend to continue.

Competition

The communications software and systems equipment markets are highly competitive. Competition is largely based on any one or a combination of the following factors: functionality and features, price, existing business and customer relationships, product quality, installation capability, service and support, long-term returns, scalability, development and manufacturing capability.

We compete with several companies within the markets that we serve, and we anticipate that competition will intensify. Vendors with which we may compete include: ADTRAN Holdings, Inc.; Ciena Corporation; CommScope Holding Company, Inc.; eero/Ring (Amazon companies); Harmonic Inc.; Huawei Technologies Co., Ltd.; Google Nest (a Google company); Nokia Corporation; Plume Design, Inc. and Ubiquiti Inc. In various geographic or vertical markets, there are also several smaller companies with which we may compete. As we expand into adjacent markets and expand our platform, cloud and managed services offerings, we expect to encounter new competitors. Many of our competitors have the financial resources to offer competitive products at a below market price, which could prevent us from competing effectively.

Intellectual Property

We rely on a combination of IP rights, including patents, trade secrets, copyrights and trademarks as well as customary contractual protections. These rights and protections are accomplished through a combination of internal and external controls, including contractual protections with employees, contractors, customers and partners, and through a combination of U.S. and international IP laws.

As of December 31, 2024, we held 114 U.S. patents and 50 pending U.S. and international patent applications. U.S. patents generally have a term of twenty years from filing. The remaining terms on our individual patents vary from less than a year to seventeen years. U.S. patent, copyright and trade secret laws afford us only limited protection, and the laws of some foreign countries do not protect proprietary rights to the same extent.

We believe that the frequency of assertions of patent infringement has and continues to increase in our industry. Any claim of infringement from a third party, even claims without merit, could cause us to incur substantial costs defending against such claims, could require us to pay substantial damages or include an injunction or other court order that could prevent us from selling our products. In addition, we might be required to seek a license which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense.

Human Capital

We employed 1,820 employees globally as of December 31, 2024 with 1,013 employees located in the U.S. and 807 outside of the U.S., primarily in Canada, China and India. Except for one employee located in France and subject to customary local collective bargaining arrangements, we do not have any employees represented by a labor union with respect to their employment with us. We have not experienced any work stoppages and consider our relations with our employees to be good. We consider our talent to be very important to our operations and execution of our business strategy as well as the overall success of our business. As such, we invest significant management attention, time and resources to attract, engage, develop and retain our talent. Our talent strategy focuses on our culture and core values, our talent programs and the overall well-being and safety of our talent.

Corporate Information

Our principal executive offices are located at: 2777 Orchard Parkway, San Jose, California 95134, and our telephone number is (408) 514-3000. Our website address is: www.calix.com. We do not incorporate the information on or accessible through our website into this Annual Report on Form 10-K, and you should not consider any information on, or that can be accessed through, our website as part of this Annual Report on Form 10-K. Calix®, the Calix logo design, AXOS®, Calix Cloud®, CommandIQ®, CommandWorx™, GigaPro®, GigaSpire®, SmartTown® and other trademarks or service marks of Calix appearing in this Annual Report on Form 10-K are the property of Calix. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 10-K are the property of the respective holders. The Securities and Exchange Commission, or SEC, maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. We post on the Investor Relations page of our website, www.calix.com, a link to our filings with the SEC free of charge, as soon as reasonably practical after they are filed electronically with the SEC.

ITEM 1A.   Risk Factors

We have identified the following additional risks and uncertainties that may affect our business, financial condition and/or results of operations. Investors should carefully consider the risks described below, together with the other information set forth in this Annual Report on Form 10-K, before making any investment decision. The risks described below are not the only

ones we face. Additional risks not currently known to us or that we currently believe are immaterial may also significantly impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment.

Business and Operational Risks

If we do not successfully execute our business strategy to increase our sales to new and existing Broadband Experience Providers, or BEPs, our operating results, financial condition, cash flows and long-term growth may be negatively impacted.

Our growth depends upon our ability to increase sales to existing and new service providers of all types and sizes, and the execution of our strategy to increase sales to BEPs involves significant risk. The majority of our revenue is not recurring, and our customers generally have no committed purchase requirements, may cancel orders or cease purchasing our products at any time. If our customers stop purchasing our products for any reason, our business and results of operations would be harmed. If we are unable to increase our sales to new and existing BEPs, our operating results, financial condition, cash flows and long-term growth may be negatively impacted. Our strategy includes investing in regional sales teams and select channel partners to sell to smaller regional broadband service providers. A large portion of our current sales are to customers with smaller regional networks and limited capital expenditure budgets. The spending patterns of many of these customers are generally less formal than larger service providers and often characterized by small and sporadic purchases, and the potential revenue from any one of these customers is limited. We rely primarily on channel partners, including value added resellers, internationally and for certain U.S. markets. We face fierce competition for business with key channel partners. If we are unable to engage channel partners, we may fail to grow our sales, or our sales may be reduced. Furthermore, we rely on our channel partners to promote and sell our products. The loss of a key channel partner or the failure of our partners to provide adequate services could have a negative effect on customer satisfaction and could cause harm to our business.

Our selling efforts to larger broadband service providers require substantial investments of technical, marketing and sales resources through lengthy equipment qualification and sales cycles without any assurance of generating sales. We may be required to invest in costly upgrades to meet more stringent performance criteria and interoperability requirements, develop new customer-specific features or adapt our products to meet required standards. We have invested and expect to continue to invest considerable time, effort and expenditures, including investment in product research and development, related to these opportunities without any assurance that our efforts will result in revenue.

The quality of our support and services offerings is important to sustain and increase our sales to new and existing customers. Our services to customers include services to help them deploy our products within their networks. Once our products are deployed within our customers' networks, they depend on our customer success, customer support and research and development organizations to resolve any issues relating to those products. If we do not effectively assist our customers in deploying our products, succeed in helping them quickly resolve post-deployment issues, effectively utilize features or enhancements or provide effective support, it could adversely affect our ability to sell our products to existing customers and harm our reputation with potential new customers. As a result, our failure to maintain high quality support and services could result in the loss of customers, which would harm our business.

We face risks associated with being materially dependent upon third-party vendors; certain factors that affect our business as a result of those dependencies have and could continue to disrupt our business and adversely impact our gross margin and results of operations.

We materially depend upon third-party vendors for our complex global supply-chain operations, including for services to develop, design and source components and materials as well as manufacture, transport and deliver our products. If any of these vendors stop providing their services, for any reason, we would have to obtain similar services from other sources, which may not be available on commercially reasonable terms, if at all. We also have limited control over disruptions that may occur at the facilities of those providers, such as supply interruptions, labor shortages, strikes, shipping backlogs at ports and similar disruptions to transportation infrastructure, design and manufacturing failures, quality control issues, systems failures or facility closures arising from pandemics, natural disasters, terrorist attacks or acts of war. In addition, switching development firms or manufacturers could delay the manufacture and availability of products and/or require us to re-qualify our products with our customers, which would be costly and time-consuming. Any interruption in the development, supply or distribution of our products would adversely affect our ability to meet scheduled product deliveries to our customers and could result in lost revenue or higher costs, which would negatively impact our gross margin and operating results and harm our business.

Particular risks associated with management of our global supply chain operations include the following:

- ***Manufacturing constraints, shortages and other disruptions.*** We do not have internal manufacturing capabilities and rely solely on a small number of CMs and ODMs to manufacture and supply our products. Our business operations and ability to supply our products are highly dependent upon our ability to secure adequate third-party manufacturing capabilities and capacity and to effectively manage those third parties to meet our business needs. Our dependence solely on third-party manufacturers makes us vulnerable to possible supply and capacity constraints and reduces our

control over manufacturing disruptions due to component availability, extended lead times delivery schedules, quality, manufacturing yields and increased costs. Some of these risks occur from time to time in our business. If these disruptions and constraints are prolonged, or if these manufacturers do not have the ability or business continuity plans to fulfill their obligations to us, our business could be disrupted. If we cannot effectively manage our vendors or if we fail to invest adequate resources to manage our supply chain operations, our ability to meet customer orders and generate revenue may be negatively impacted. A substantial portion of our manufacturing is done at facilities outside of the U.S., largely in Asia, which presents increased supply risk, including the risk of supply interruptions, delays, shortages or reductions in manufacturing quality or controls. In addition, these supply interruptions, delays and shortages could impair our ability to meet our customer requirements, require us to pay higher prices or incur expedite fees, which would harm our business and negatively impact our gross margin and results of operations. Our international manufacturing also creates risks and uncertainties associated with regulatory changes or government actions such as local business requirements, trade restrictions and tariffs, economic sanctions or related legislation, which may complicate our export and import activities, be disruptive to the operations of our manufacturers and logistics partners or result in higher product and shipping costs and variability of supply. Manufacturing in Asia further heightens our risk of meeting customer delivery requirements as we rely upon third-party logistics companies to transport and import significant volumes of products to the U.S. where we generate a substantial majority of our revenue. These supply chain risks are further increased by periodic shipping backlogs at ports and similar disruptions to transportation infrastructure.

- *Limited sources and sole-sourced supply.* We are dependent upon sole-source or limited-source suppliers for some key product components such as chipsets and certain of our application-specific integrated circuit processors and resistor components, including certain components sourced solely through suppliers located in China and other Asian countries. Any of these suppliers could stop producing our components, raise the prices they charge us, be subject to higher product tariffs, epidemics or other conditions that disrupt their operations, cease operations or enter into exclusive arrangements with our competitors, consequently affecting our operations and results. For example, we have experienced disruptions in our supply of certain components that we source from suppliers in China and other Asian countries due to production disruptions, factory closures and longer lead times for components and from uncertainty around trade and tariff policies between the U.S. and China, which has caused delays in our product supply. Being dependent upon a limited number of suppliers constrains our ability to mitigate these disruptions in our supply chain, particularly if such disruptions are prolonged. This may adversely affect our ability to obtain components and materials needed to manufacture our products at acceptable prices or at all. These risks would adversely affect our ability to meet scheduled product deliveries to our customers, increase costs and in turn harm our business and results of operations.

- *Limitations on ability to manage third-party risks.* Our business with certain third-party manufacturers may represent a relatively small percentage of their revenue. Consequently, our orders may not be given adequate priority if such manufacturers have to allocate limited capacity among competing customers. This could delay supplies of product to us or limit our ability to ramp product volumes within desired timeframes. If any of our manufacturing partners are unable or unwilling to continue manufacturing our products in required volumes and at high quality levels, we would have to identify, qualify and select acceptable alternative manufacturers. The time it takes to qualify new third-party manufacturers could disrupt our ability to maintain continuous supply of product to meet customer requirements. An alternative manufacturer may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. In addition, we and/or our manufacturers may not be able to negotiate commercially reasonable terms and sufficient quantities of component supplies with component and materials suppliers to meet our manufacturing needs because our purchase volumes may be too low for us to be considered a priority customer for securing supplies, particularly when there are shortages or limited availability of key components and materials. As a result, suppliers could stop selling to us and our manufacturers at commercially reasonable prices, or at all. Any such interruption or delay may force us and our manufacturers to seek components or materials from alternative sources, which may not be available, or result in higher prices. Switching suppliers could also force us to redesign our products to accommodate new components and could require us to re-qualify our products with our customers, which would be costly and time consuming. A significant interruption in manufacturing or supply availability for any of these reasons would reduce supply to our customers, which would result in lost revenue and harm our customer relationships.

- *Ability to forecast and manage inventory liability with vendors.* We have experienced increases in demand from many customers, in part as a result of higher consumer demand for better internet services and improved Wi-Fi. If we underestimate product demand from our customers, our manufacturers may have inadequate component inventory to meet our demand. If we are not able to adequately anticipate demand, this could interrupt our product manufacturing, increase our cost of revenue associated with expedite fees and air freight and/or result in delays or cancellation of customer orders. If we are unable to deliver products timely to our customers, we may lose customer goodwill or our

customers may choose to purchase from other vendors, all of which may have a material negative impact on our revenue and operating results. If we overestimate our product demand, our third-party manufacturers may purchase excess components and build excess inventory, and we could be required to pay for these excess parts or products and their storage costs. For example, as of December 31, 2024, we had inventory deposits totaling $62.6 million to address excess components owned by our CMs and ODMs. Long lead times for component supply, which may be exacerbated by higher demand for certain components, and demand for our products has and is expected to continue to impact our ability to accurately forecast our production requirements. We may incur liabilities for certain component inventory purchases that have been rendered excess or obsolete, which may have an adverse effect on our gross margin, financial condition and results of operations.

Cyberattacks or other security incidents that disrupt our or our third-party providers' operations or compromise data, may expose us to liability, harm our reputation or otherwise adversely affect our business.

We rely on our own and third-party hardware, software, technology infrastructure, data centers, digital networks and online sites and services for both internal and customer-facing operations that are critical to our business, or collectively, IT Systems. In addition, as part of our business operations, we collect, store, process, use and/or disclose information, including sensitive data relating to our business, our business partners and our customers, and personal information about individuals such as our employees and our customers' subscribers, or collectively, Confidential Information. We process Confidential Information to operate our business, including in connection with the provision of our cloud services and by relying on our and our providers' IT Systems. We also engage third-party providers to support various internal functions, such as human resources, finance, information technology and electronic communications, as well as the development and delivery of our customer-facing products and cloud services, which includes collecting, handling, processing and/or storage of data on our behalf. These internal and external functions involve an array of software and systems, including cloud-based, that enable us to conduct, monitor and/ or protect our business, operations, systems and information technology assets. Our cloud-based solutions enable us to host our customers' subscriber data in third-party data centers.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error and, as a result of malicious code embedded in open-source software, bugs, misconfigurations or exploited vulnerabilities in software or hardware that is integrated into our (or our suppliers' or service providers') IT Systems, products or services. Threat actors could steal Confidential Information related to our business, products, employees, customers and our customers' subscribers; hold data ransom; and/or disrupt our systems and services or those of our supply chain partners, vendors, customers or others. We expect cybersecurity attacks and security breaches to accelerate in the future, including sophisticated supply chain attacks. As we and our third-party providers continue to increase our reliance on virtual environments and communications systems and cloud-based solutions to support our work-from-anywhere culture and overall business needs, our exposures to third-party vulnerabilities and security risks also increase. Because threat actors are increasingly sophisticated and aggressive, our efforts may be inadequate to prevent, detect or recover from future attacks due, for example, to the increased use by attackers of tools and techniques (including artificial intelligence) that are specifically designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. We may also experience security breaches that may remain undetected for an extended period.

We and certain of our third-party providers have been subject to cyberattacks and other security incidents, and we expect such attacks and incidents to continue in varying degrees. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Accordingly, while to date no cybersecurity incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. A cyberattack or incident that affects the confidentiality, integrity or availability of our IT Systems or Confidential Information could result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Even if we and our third-party providers allocate, implement and manage reasonable security and data protection measures, we could still experience significant data loss, unauthorized data disclosure or a breach of our IT Systems, products or those of our third-party providers (for example, data centers) that materially impact our business. The continued growth of our cloud-based platform and managed services portfolio and increased reliance on third-party development partners and third-party software and cloud-based solutions increases the likely risks arising from security breaches or data loss. Any data loss or compromise of our systems that collect and process personal information (including personal information of our customers' subscribers), or third-party data centers where that personal information is stored, could result in loss of confidence in the security of our offerings and loss of customers or customer goodwill. Further, security incidents could subject us to obligations under privacy and data security laws and regulations around the world (including to notify governmental authorities, regulatory bodies and/or affected individuals), lead to liability given the increasing development of such strict laws and regulations, increase the risk of litigation and governmental or regulatory

investigation, require us to notify our customers or other counterparties in relation to such incidents, damage our reputation and adversely affect our business, financial condition, operating results and cash flows. Although we maintain insurance that may apply to cybersecurity risks and liabilities, there can be no guarantee that any or all costs or losses incurred will be partially or fully insured or that we will be able to procure applicable insurance in the future on reasonable terms or at all.

If we do not successfully increase our sales through adoption of our platform, cloud and managed service offerings, our operating results, financial condition, cash flows and long-term growth may be negatively impacted.

We have platform, cloud and managed service offerings that are early in their product life cycles and subject to uncertain market demand. If our customers are unwilling to adopt these new offerings, install our new products or deploy our new services, or if we are unable to achieve market acceptance of our products and platform, our business and financial results may be harmed. Moreover, adoption of our platform, cloud and managed service offerings is dependent upon the success of our customers in investing, marketing, selling and deploying broader services to their subscribers, and our ability to differentiate our products from competing or substitutive product and service offerings. For example, our SmartLife™ managed services include managed Wi-Fi, network security, parental controls and an ecosystem of services from partners, including Arlo and Bark. However, if subscriber demand for such services does not grow as expected or declines, or our customers are unable or unwilling to invest in our platform to deploy and market these services, demand for our products may not grow at rates as we anticipate.

Changing market and customer requirements may adversely affect the valuation of our inventory as well as our supplier purchase commitments.

Customer demand for our products can change rapidly in response to market and technology developments. We may, from time to time, adjust inventory valuations downward or end of life certain of our products in response to our assessment of our business strategy as well as consideration of demand from our customers for specific products or product lines. We also periodically evaluate our supplier purchase commitments, which increased significantly due to extended lead-times during the global pandemic. While our purchase commitments have normalized, the effect of those purchase decisions are still impacting our balance sheet through component inventory and inventory deposits with suppliers. We record a liability for excess and obsolete components based on our estimated future demand for our products, potential obsolescence of technology and product life cycles. If we fail to accurately plan our inventory levels, which becomes more challenging as component lead times increase, we may have to increase write offs for excess or obsolete inventory, or accrue additional liabilities for component inventory held by our suppliers, both of which could have a material adverse effect on our financial condition and results of operations.

Business and operational risks associated with expanding our international operations could harm our business.

We are subject to business and operational risks associated with our international operations, including our global supply-chain operations, and our international offices located in Nanjing, China and Bangalore, India as well as dependence upon our international sales operations. In addition, we are exposed to risk arising from our dependence upon third-party development contractors in India. The risks associated with our international operations also include costs of complying with differing and changing laws and regulatory requirements, tariffs, export quotas, custom duties and other trade restrictions; effects of inflation, currency controls and/or fluctuations in currency exchange rates; limited, inadequate or non-existent IP protection; and uncertainties associated with political conflicts and instabilities, variable economic conditions, terrorist attacks or acts of war. Our development operations and activities in China and India involve these and other significant risks, including: local labor conditions and regulations; knowledge transfer related to our technology and exposure to misappropriation of IP or confidential information, including information that is proprietary to us, our customers and third parties; heightened exposure to changes in the economic, security, political and pandemic conditions; international trade agreements and U.S. tax provisions that could adversely affect our international operations; complexities of managing development timelines and deliverables from abroad; and differences in local business practices and customs that may not align with our expectations and standards.

Along with the foregoing risks, our international sales operations involve risks associated with greater costs and complexity localizing and supporting our products and platform in local markets; evolving privacy regulations, trade regulations, compliance requirements and incremental costs applicable to the qualification, production, sale and delivery of our products; longer collection periods, financial instability and other difficulties impacting collection of accounts receivable in certain jurisdictions; more intense competition including from local equipment suppliers; and our reliance on value added resellers to sell and support our products in international markets given our limited presence and infrastructure outside the U.S. To expand our international operations, we will need to invest resources to attract key talent, build operational infrastructure, execute on our international strategy and drive international market demand for our products. If we invest substantial resources to expand our international operations and are unable to do so successfully and in a timely manner, our financial condition and results of operations may suffer.

We may have difficulty evolving and scaling our business and operations to meet customer and market demand, which could harm our financial results or cause us to fail to execute on our business strategies.

In order to grow our business, we will need to continually evolve and scale our business and operations to meet customer and market demand. Evolving and scaling our business and operations places increased demands on our management as well as our financial and operational resources to effectively manage organizational change; design scalable processes; accelerate and/or refocus research and development activities; expand our manufacturing, supply chain and distribution capacity; increase our sales and marketing efforts; broaden our customer success, support and services capabilities; maintain or increase operational efficiencies; scale support operations in a cost-effective manner; implement appropriate operational and financial systems; and maintain effective financial disclosure controls and procedures. If we cannot evolve and scale our business and operations effectively, we may not be able to execute our business strategies in a cost-effective manner and our business, financial condition and results of operations could be adversely affected.

Litigation and regulatory proceedings could harm our business or negatively impact our results of operations.

In the ordinary course of business, we are subject to legal claims, litigation and regulatory proceedings related to disputes over commercial, competition, IP, labor and employment and other matters. Regardless of the merits of any such claims, litigation and regulatory proceedings are inherently uncertain, and can be costly, disruptive to our business and operations, harmful to our reputation and distracting to management. In particular, as a technology company, we are subject to IP claims asserting patent, copyright, trademark and/or other infringement claims that are costly to defend and could limit our ability to use some technologies in the future. The risk of such claims is heightened as we expand our products and services and rely on more technologies, including third-party IP rights that we license and incorporate into our products and services. Third parties from whom we license IP may be unable or unwilling to indemnify us for such claims or offer any other remedy to us. Patent infringement claims may be asserted by patent assertion entities and non-practicing entities, or NPEs, that do not conduct business as an operating company and hold and own patents only for the purpose of aggressively pursuing royalties through infringement assertions or patent infringement litigation. Further, in our industry, the number of assertions by NPEs has continued to increase due in part to patent sales by operating companies to NPEs and availability of litigation financing. We have received and expect to continue to receive assertions from NPEs and other third parties alleging that we may be infringing their patents or other IP rights; offering licenses to such IP; and/or threatening litigation. If our products are found to infringe, these claims could also result in the suspension of our ability to import, market and sell our products and services, product shipment delays or requirements to modify our products or enter into costly settlements or licensing agreements. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all. Furthermore, we may additionally be financially responsible for claims made against our customers, including costs of litigation and damages awarded, under indemnity obligations which could further negatively impact our results of operations. Protracted litigation could cause us to incur significant defense costs, which would negatively impact our results of operations.

We have a history of fluctuations in our gross margin and operating results, which can make it difficult to predict our future performance and could cause the market price of our stock to decline.

We have a history of fluctuations in our quarterly and annual gross margin and operating results, including fluctuations due to factors outside of our control. Factors that impact variability of our operating results include our ability to predict our revenue and reduce and control our costs, our ability to predict product functions and features desired by our customers, the impact of global economic conditions, our ability to effectively manage our global supply chain operations, our ability to effectively manage third parties upon whom we depend to conduct our business, our customers' spending patterns and purchasing decisions, the impact of competition, customer adoption of our products, our ability to manage our legal, contractual and regulatory obligations and liabilities and other risk factors identified in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in this "Risk Factors" section. Our gross margin is further impacted by customer, geographic and product mix, the impact of competition on our prices, our ability to manage our costs associated with components and materials, excess and obsolescence, expedite fees and logistics-related activities, contractual commitments and other product costs. Fluctuating results make it difficult to predict our future performance and could cause the market price of our stock to decline. We expect to continue to incur significant expenses and cash outlays as we seek to expand our business and operations and target new customer opportunities. Given our growth objectives and the intense competitive pressures we face, our operating expenses may increase at unexpected levels, and we may be unable to maintain positive operating income. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the market price of our stock would likely decline.

We are exposed to customer credit risks that could adversely affect our operating results and financial condition.

We generally extend credit terms for sales to our customers which exposes us to credit risk. If we are unable to collect our accounts receivable balances as anticipated, our operating results and financial condition will be harmed. A number of factors contribute to this risk, including our ability to adequately assess a customer's creditworthiness and financial condition, changes

in a customer's financial condition and/or liquidity, our ability to timely collect our accounts receivable from customers, disagreements with customers on invoiced balances and economic downturns or other unanticipated events impacting a customer's ability to pay. Furthermore, some of our international customers operate in countries with developing economies, volatile financial markets or currency regulations that impact their ability to make payments in U.S. dollars. While we take measures to pursue collections on our accounts receivable, we have from time to time written down accounts receivable and written off doubtful accounts and may need to do so in future periods. The determination of allowances for doubtful accounts involves significant judgment, and if we underestimate our allowance for doubtful accounts, we will have to make further write-downs. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur and could harm our cash flow or our financial condition.

If we lose any of our key personnel, or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends, in large part, on the continued contributions of our key personnel who are highly skilled and would be difficult to replace. Competition for skilled personnel, particularly in software and cloud development and engineering, is intense. We cannot be certain that we will be successful in attracting and retaining qualified personnel, or that newly hired personnel will function effectively, both individually and as a group. If we are unable to effectively recruit, hire and utilize new employees to align with our company objectives, execution of our business strategy and our ability to react to changing market conditions may be impeded, and our business, financial condition and results of operations may suffer. We operate using a "work-from-anywhere" model, and if we do not continue to effectively manage our distributed workforce, we could face challenges maintaining our corporate culture, which could increase attrition or limit our ability to attract personnel. None of our key personnel are bound by a written employment contract to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our key personnel. If we lose the services of any key personnel, our business, financial condition and results of operations may suffer.

If we experience disruptions with our enterprise resource planning system, we may not be able to effectively transact business or produce financial statements, which would adversely affect our business, results of operations and cash flows.

We operate our Oracle enterprise resource planning, or ERP, system on Oracle's cloud platform and our software billing application on Salesforce.com. With these implementations, we are highly dependent upon Oracle and Saleforce.com to host, manage and maintain our ERP system and supporting applications. Any disruptions to their business or processes, or delays in their ability to provide services to us, may in turn disrupt our business operations or increase costs. Furthermore, we receive quarterly system updates and enhancements on the cloud platform according to Oracle's release timeline and change management processes, which if not managed properly may disrupt our business operations and delay our ability to process transactions and produce reports necessary to conduct our business. We are highly dependent upon our ERP system for critical business functions, including order processing and management, supply chain and procurement operations, financial planning, accounting and reporting; accordingly, protracted disruption in functionality or processing capabilities of the ERP system could materially impair our ability to process transactions timely or produce accurate financial statements on a timely basis. If our systems suffer prolonged interruption, our results of operations and cash flows would be adversely affected.

Risks Related to Our Products

Our products are highly technical and may contain undetected hardware or software defects or software bugs, which could harm our reputation and adversely affect our business.

Our products, including our platform (cloud, software and systems) and SmartLife™ managed services, are highly technical and, when deployed, are critical to the operation of many networks. Our products have contained and are subject to defects, bugs or security vulnerabilities, which risks may be exacerbated as we continue to expand our cloud and software portfolio and include services from third-party partners. Some defects in our products may only be discovered after a product has been installed and used by customers and may in some cases only be detected under certain circumstances or after extended use. Any errors, bugs, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty and retrofit costs, any of which could adversely affect our business, operating results and financial condition. In addition, we are subject to claims for security and data breach, product liability, tort or breach of warranty. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

If we are unable to ensure that our products interoperate properly and as required within our customers' networks, our business will be harmed.

Our products must interoperate with our customers' existing and planned networks, which often have varied and complex specifications, utilize multiple protocol standards, include software applications and customizations and products from multiple vendors and contain multiple generations of products that have been added over time. As a result, we must continually ensure that our products interoperate properly with these existing and planned networks. To meet these requirements, we must undertake development efforts, including test protocols, which require substantial capital investment and employee resources. We may not accomplish these development goals quickly or cost-effectively, if at all. If we fail to maintain interoperability, we may face substantially reduced demand for our products, which would reduce our revenue opportunities and market share. We rely upon interoperability arrangements with equipment and software vendors for the use or integration of their technology with our products. If these relationships fail, we may have to devote substantially more resources to developing alternative products and processes and our efforts may not be as effective as the combined solutions under our current arrangements. In some cases, these other vendors are either direct competitors or companies that have extensive relationships with our existing and potential customers and influence the purchasing decisions of those customers. Some of our competitors have stronger relationships with some of our interoperability partners, and as a result, our ability to have successful interoperability arrangements with these companies may be harmed, which in turn may harm our ability to successfully sell and market our products.

Our estimates regarding warranty or product obligations are highly subjective. If our estimates change, the liability for warranty or product obligations may be increased, impacting future cost of revenue.

Our products are highly complex, and our product testing may not be adequate to detect all defects, errors, failures and quality issues. Accordingly, our estimates regarding future warranty or product obligations are highly subjective, and if our estimates change, the liability for warranty or product obligations may be increased, impacting future cost of revenue. Quality or performance problems for products covered under warranty could adversely impact our reputation and negatively affect our operating results and financial position. The development and production of new products with high complexity often involves problems with software, components and manufacturing methods. Any significant warranty or other product obligations due to reliability or quality issues arising from defects in software, faulty components or improper manufacturing methods could negatively impact our operating results and financial position due to costs associated with fixing software or hardware defects; high service and warranty expenses; high inventory obsolescence expense; delays in collecting accounts receivable; payment of liquidated damages for performance failures; and loss of customer goodwill and future sales.

Our business and operations depend on proprietary technologies, and our financial performance may suffer if we cannot protect and enforce our IP rights.

Our success and ability to compete depend on proprietary technology. We rely significantly upon patent, copyright, trademark, trade secret and other IP laws, IP registration rights and agreements with our employees, customers, partners, suppliers and other parties, to establish and maintain IP rights necessary for our business and operations. U.S. IP laws afford us only limited protection, and the laws of some foreign countries do not protect proprietary rights to the same extent or at all. Our patent applications may not result in issued patents, and our issued patents may not be enforceable. Our IP rights could be challenged, invalidated, infringed or circumvented, any of which could impair or harm our business and operations and be costly to defend. Our failure to adequately protect our IP rights could result in our competitors offering similar products, resulting in the loss of our competitive advantage and decreased sales.

We and our third-party providers may be unable to adequately prevent unauthorized third-party copying or use of our IP. For example, contractual provisions protecting our IP are subject to breach, and our IP is subject to reverse engineering and unlawful distribution. It may become more difficult to adequately protect our IP as we expand our reliance on third parties for the design, development and/or manufacture of our products. In addition, we may become subject to increased risks arising from or related to security breaches, data loss or theft of our data or our IP, and have greater difficulty protecting our IP as our work-from-anywhere workforce and work product become more distributed. Policing the unauthorized use and distribution of our IP is difficult and costly. Litigation, which could result in substantial costs, diversion of resources and harm to our business, may be necessary to enforce our IP rights, protect our trade secrets or determine the validity and scope of proprietary rights.

If we are unable to obtain third-party technology licenses needed for our products and platform solutions, our business and operations will be impaired, and our operating results could be adversely affected.

We increasingly rely on technology licensed from third parties for our products and platform solutions. We may not be able to secure or maintain necessary technology licenses from these third parties on commercially reasonable terms or at all. Third parties may also choose to not renew licenses with us, demand unreasonable license fees or cease to offer technologies that we require. The inability to obtain necessary third-party licenses or to secure reasonable license terms at a cost acceptable to us could harm the competitiveness of our products and solutions, result in lost revenue and adversely affect our operating results. For example, we may be forced to forego product features or platform offerings, including features and offerings we believe are critical to our strategy, accept substitute technology of lower quality or performance standards or incur higher costs, or the time-

to-market of our products or product features could be delayed. Furthermore, our ability to utilize third-party technology may be disrupted by disputes over IP rights, including claims of IP infringement, which could prevent us from offering or selling the products that utilize the disputed technology and adversely affect our operating results.

Our use of open-source software could impose limitations on our ability to commercialize our products.

We incorporate open-source software into our products. The terms of many open-source software licenses have not been interpreted by the courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to sell our products. In such event, we could be required to make our proprietary software generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could adversely affect our revenue and operating expenses.

Macroeconomic and Industry Risks

Our business depends upon the capital spending patterns and decisions of BEPs, and any decrease or delay in capital spending by BEPs due to the timing and availability of capital and other causes would reduce our revenue and harm our business.

Demand for our products depends on the magnitude and timing of capital spending by BEPs as they construct, expand, upgrade and maintain their access networks as well as BEPs' adoption of our platform and managed services. Capital spending is cyclical in our industry, sporadic among individual BEPs and can change on short notice, which gives us little visibility into changes in spending behavior in any particular quarter. Capital spending for network infrastructure projects could be delayed or canceled in response to factors outside our control, such as reduced consumer spending, challenging capital markets or declining liquidity trends. BEP spending is also affected by reductions in budgets, including as a result of a general economic downturn, delays in purchasing cycles, access to or timing of government funding programs or capital markets, and seasonality and delays in capital allocation decisions. Historically, our customers may spend less or have less deployments in the first quarter due to pending annual budgets or, in certain regions, due to weather conditions that inhibit outside fiber deployment, resulting in weaker demand for our products in the first quarter. Softness in demand in any of our customer markets, including due to macroeconomic conditions beyond our control or uncertainties associated with regulatory reforms, has and could in the future lead to unexpected decline or slowdown in customer capital expenditures. Further, BEPs may pursue capital investment in network technologies other than those offered by us or may choose not to adopt our products and platform solutions in their networks. Reductions in capital expenditures by BEPs would have a material negative impact on our revenue and results of operations and slow our rate of revenue growth. As a consequence, our results for a particular period may be difficult to predict, and our prior results are not necessarily indicative of results in future periods.

Government-sponsored programs and U.S. federal government shutdowns could impact the timing and buying patterns of BEPs, which may cause fluctuations in our operating results.

We sell to broadband service providers and BEPs, including U.S.-based independent operating companies, or IOCs, which rely significantly upon interstate and intrastate access charges and federal and state subsidies in the form of grants and other funding, such as the Federal Communications Commission's, or FCC's, Rural Digital Opportunity Fund, the CARES Act Enhanced Alternative Connect America Cost Model, or the American Rescue Plan Act. The FCC and some states may change such payments and subsidies, which could reduce IOC revenue. Furthermore, many IOCs use or expect to use government-supported loan programs or grants, such as U.S. Department of Agriculture's Rural Utility Service or the U.S. Department of Commerce National Telecommunications and Information Administration's, or NTIA's, Broadband Equity, Access and Deployment, or BEAD, Program loans and grants, to finance capital spending. These government-supported loan programs and grants generally include conditions such as deployment criteria, domestic preference provisions and other requirements that apply to the project and selected equipment as conditions for funding. For example, the U.S. government passed The Infrastructure Investment Jobs Act, which charged the NTIA with establishing the BEAD Program and ensuring that BEAD-funded infrastructure projects comply with the Buy America Domestic Content Procurement Preference, or Buy America Preference, of the Build America, Buy America Act, or BABA. In accordance with BABA, the U.S. Department of Commerce has issued a limited, general applicability, nonavailability waiver of the Buy America Preference to recipients of Federal financial assistance under the NTIA's BEAD Program. Notwithstanding this waiver, certain of our products will be required to meet BABA domestic content requirements to enable certain customers to qualify for grant funding under the BEAD Program. Any failure of such products to meet BABA domestic content requirements would result in those products being ineligible for purchase and use by certain customers under the BEAD Program, and could result in lost sales, lost business opportunity, breach of warranty claims, and damage to our reputation and customer relationships.

Changes to the terms or administration of these programs, including uncertainty from government and administrative change, increasing focus on domestic requirements by the U.S. that may require re-assessment of compliance, potential funding limitations that impact our ability to meet program requirements or delays due to U.S. federal government shutdowns could reduce the ability of IOCs to access capital or secure funding under these programs to purchase our products and services and thus reduce our revenue opportunities. In addition, compliance with these requirements may significantly increase our record-keeping, accounting and production costs. As a result of these risks, the domestic content requirements may have a material adverse impact on our U.S. sales, business and results of operations. Customers may curtail purchases if they receive less funding than planned, are negatively impacted by federal government shutdowns or changes in government regulations and subsidies, or as funding winds down, any of which could have an adverse effect on our operating results and financial condition.

Adverse global economic, market and industry conditions, geopolitical issues and other conditions that impact our increasingly global operations could have a negative effect on our business, results of operations and financial condition and liquidity.

As a global company, our performance is affected by global economic, market and industry conditions as well as geopolitical issues and other conditions with global reach. In recent years, concerns about the global economic outlook, inflation and increased interest rates have adversely affected market and business conditions in general. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast revenue, gross margin and operating expenses. Further, bank failures and other adverse developments that affect financial institutions, transactional counterparties, or other third parties, or concerns or rumors about these events, have led to market-wide liquidity problems.

Geopolitical issues, such as the Russian invasion of Ukraine, armed conflict in the Middle East, relations between the U.S. and China, tariff and trade policy changes, and increasing potential of conflict involving countries in Asia that are critical to our supply-chain operations, such as Taiwan and China, have resulted in increasing global tensions and create uncertainty for global commerce. New or increased tariffs and other changes in U.S. trade policy, including new sanctions, could trigger retaliatory actions by affected countries. In addition, inflation in the U.S. has affected businesses across many industries, including ours, by increasing the costs of labor, employee healthcare, components and freight and shipping, which may further constrain our customers' or prospective customers' budgets. To the extent there is a sustained general economic downturn, and our platform and services are perceived by customers or potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in spending. Sustained or worsening of global economic conditions and geopolitical issues may increase our cost of doing business, materially disrupt our supply chain operations, cause our customers to reduce or delay spending and intensify pricing pressures. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, demand for our products, and our business, financial condition and results of operations, could be adversely affected.

We face intense competition that could reduce our revenue and adversely affect our financial results.

The market for our products is highly competitive, and we expect competition from both established and new companies to increase. Our ability to compete successfully depends on a number of factors, including our ability to successfully develop new products and solutions that anticipate BEP and market requirements and changes in technology and industry standards; BEP acceptance and adoption of our products and solutions; our ability to differentiate our products from our competitors' offerings based on performance, features, cost-effectiveness or other factors; our product capabilities to meet customer network requirements and preferences; and our success in marketing and selling our products and platform solutions.

Many of our current or potential competitors have longer operating histories, greater name recognition, broader product lines, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do and are better positioned to acquire and offer complementary products and services. As the broadband access equipment market has undergone and continues to undergo consolidation, our competitors have merged, grown and been able to offer more comprehensive solutions than they individually had offered. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features, because the products that we and our competitors offer require a substantial investment of time and funds to qualify and install. The demand on network capacity due to remote workforces may attract new market entrants with competitive or substitutive products, which may lead to increased sales cycles, cause pricing pressure and impact adoption of our platform due to the broader availability of product offerings. Some of our competitors may offer substantial discounts or rebates to win or retain customers. If we are forced to reduce prices to retain existing customers or win new customers, we may be unable to sustain gross margin at desired levels or obtain or sustain profitability. Competitive pressures could result in increased pricing pressure, reduced profit margin, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which could reduce our revenue and adversely affect our financial results.

Historically, our customer base has been concentrated, and the loss of any of our key customers may adversely impact our revenue and results of operations, and any delays in payment by a key customer could negatively impact our cash flows and working capital.

Although we have not had a greater-than-10%-of-revenue customer in the past four years, a large portion of our sales has been, and in the future may be, to a limited number of customers. Changes in the broadband service provider market, such as financial difficulties, spending cuts or corporate consolidations that impact purchasing decisions by these customers have and may again negatively impact our revenue, and as a result, revenue from such customers may remain flat or decline. There are no assurances that the demand for our products will remain strong from our key customers, and any decrease or delay in purchases of any of our key customers, particularly if prolonged or sustained, or our inability to grow our sales with them, may have a material negative impact on our revenue and results of operations.

In addition, some larger customers may demand discounts and rebates or desire to purchase their access systems and software from multiple providers. As a result of these factors, our future revenue opportunities may be limited, and we may face pricing pressures, which in turn could adversely impact our gross margin and our financial results. The loss of, reduction in, or pricing discounts associated with orders from any larger customer could significantly reduce our revenue and harm our business. Furthermore, delays in payment and/or extended payment terms from any of our larger customers could have a material negative impact on our cash flows and working capital to support our business operations.

Our industry is characterized by rapid technological advancements, and if we fail to develop new products or enhancements that meet changing BEP requirements, we could experience lower sales.

Our industry is characterized by rapid technological change, changing needs of BEPs, evolving industry standards and frequent introductions of new products and platform offerings. We invest significant amounts to pursue innovative technologies that we believe will be adopted by BEPs. For example, we have invested and plan to continue to invest resources in our platform offerings. In addition, on an ongoing basis, we expect to reposition our product and service offerings and introduce new offerings as we encounter rapidly changing BEP requirements and increasing competitive pressures. If we cannot increase sales of our new platform and services, keep pace with rapid technological developments to meet customer needs and compete with evolving standards or if the technologies we choose to invest in fail to meet customer needs or are not adopted by customers in the timeframes that we expect, our financial condition and results of operations would be adversely affected.

Developing our products is complex and involves uncertainties, including pricing risks for key materials, component shortages and limited suppliers. We may experience design, manufacturing, software development quality, support, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. If we fail to meet our development targets, demand for our products will decline. If we are unable to anticipate and develop new products or enhancements to our existing products on a timely and cost-effective basis, our products may become technologically obsolete more rapidly than anticipated over time, resulting in lower sales which would harm our business. Furthermore, the introduction of new or enhanced products also requires that we manage the transition from older products in accordance with customer requirements. If we fail to maintain compatibility requirements in our customers' networks, demand for our products would decline, which would reduce our revenue opportunities and market share.

We use third-party development partners both for their key skills and to augment our employee developers. Using third-party development partners for our broadband platform and managed services allow us to accelerate development and leverage the third parties' expertise, but increases our risks due to reduced direct control over the third party's work. This product development approach may cause unforeseen issues in product design, as well as challenges arising from integration and support of third-party features in our products. In addition, our revenue based on the third parties' product development work may take several years to cover our out-of-pocket expenses, if ever.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially, which may cause our operating results to fluctuate significantly.

The timing of our revenue is difficult to predict. Our sales efforts often involve educating broadband service providers about the use and benefits of our platform (cloud, software and systems) and managed services, and the desirability of transforming into a BEP. BEPs typically undertake a significant evaluation process, which frequently involves not only our platform and managed services, but also those of our competitors and results in a lengthy sales cycle. Sales cycles for larger customers are relatively longer and require considerably more time and expense. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. The timing of revenue related to sales of products and services that have installation requirements may be difficult to predict due to interdependencies that may be beyond our control, such as new customer testing and turn-up protocols or other vendors' products, services or installations of equipment upon which our products and services rely. Such delays may result in fluctuations in our quarterly revenue. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, we may not achieve our revenue forecasts, and our financial results would be adversely affected.

Government and Regulatory Risks

Actual or perceived failure to comply with applicable data privacy and security laws, regulations and standards could impact our business, operations, and expose us to increased liability.

Government authorities in the U.S. and around the world have implemented and are continuing to implement broader and more stringent laws and regulations concerning data protection. The interpretation and application of these data protection laws and regulations are often uncertain and changing, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our data practices.

For example, in the U.S., certain states have adopted privacy and security laws and regulations which govern the privacy, processing and protection of personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (collectively, the CCPA) requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business's collection, use and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete and correct their personal information or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business's behalf. Additional compliance investment and potential business process changes may also be required. Similar laws have been passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the U.S. Most of the new or proposed laws include restrictions on processing consumer information for targeted advertising, which could negatively affect our marketing cloud products. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. If we are subject to or affected by the CCPA, or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Furthermore, the Federal Trade Commission, or FTC, and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers' personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

The General Data Protection Regulation, or EU GDPR, adopted by the European Union, or EU, and the UK General Data Protection Regulation, or UK GDPR, adopted by the United Kingdom, or UK, (the EU GDPR and UK GDPR hereinafter referred to as the GDPR) and national data protection supplementing laws in these jurisdictions impose specific duties and requirements upon companies that are subject to their provisions and collect, process or control personal data of individuals. Although we currently do not have material operations or business in the EU or the UK, we are in the process of expanding in these jurisdictions, and we have incurred and will continue to incur substantial costs in this respect. Furthermore, the GDPR imposes significant penalties for noncompliance which can amount to the greater of €20 million (for the EU GDPR) or £17.5 million (for the UK GDPR) or 4% of the total worldwide annual turnover of the preceding financial year; thus, any non-compliance with the GDPR could result in a material adverse effect on our business, financial condition and results of operations.

The EU GDPR and UK GDPR regulate cross-border transfers of personal data out of the European Economic Area, or the EEA, and the UK. There is currently legal complexity and uncertainty regarding international personal data transfers, and we expect this to continue. In particular, we expect the European Commission approval of the current EU-US Data Privacy Framework for data transfers to certified entities in the U.S. to be challenged and international transfers to the U.S. and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers further develops, our business, operations and financial condition could be adversely affected and we could suffer additional costs, complaints and/or regulatory investigations or fines. We may also have to stop using certain tools and vendors and make other operational changes. Further, our customers may not use our services in a manner that is compliant with applicable data privacy laws and regulations and our services may not be competitive in certain markets.

We and/or our customers are also subject to evolving EU and UK privacy laws on cookies, tracking technologies, e-marketing and electronic communications. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, this could lead to substantial costs, require significant systems changes, limit the effectiveness of marketing activities conducted on behalf of our customers, divert the attention of our

technology personnel, adversely affect our margins, and subject us to additional liabilities. In addition, new security regulations, such as the EU's Network and Information Security 2 Directive (NIS2) and its EU Member State transpositions, and the UK's Telecommunications (Security) Act 2021 together with its implementing regulations impose further security obligations, including on electronic communications networks and services. We may be required to implement (and contractually commit to) additional security measures to remain a competitive vendor, as customers will need to ensure their vendors are able to meet the obligations that they are themselves subject to, or customers may choose different vendors due to our security measures. This could result in additional costs and require operational changes which could adversely affect our business, operations and financial condition.

In light of the complex and evolving nature of EU, EU Member State and UK privacy and security laws, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of technologies and/or our processing activities, enforcement notices and assessment notices (for a compulsory audit), as well as lead to civil claims including class actions, and reputational damage.

Complying with new and changing laws could cause us to incur substantial costs in order to market and sell our cloud-based solutions in the U.S. and internationally, deter customers from adopting our cloud-based solutions or require us to redesign our platform in order to meet customer requirements related to such laws. Regulatory actions or claims involving our practices in the collection, storage, processing, use or disclosure of consumer information or other personal data, even if unfounded, could damage our reputation and adversely affect our operating results. The failure or perceived failure to comply may result in government or civil proceedings or actions against us, or could cause us to lose customers, which could have an adverse effect on our business.

If we fail to comply with evolving industry standards, sales of our products would be adversely affected.

Our products are subject to a significant number of domestic and international standards, which evolve as new technologies are developed and deployed. As we expand into new global markets, we are likely to encounter additional standards. Our products must comply with these standards in order to be widely marketable. In some cases, we are required to obtain certifications or authorizations before our products can be introduced, marketed or sold in new markets or to new customers. For example, our ability to maintain Operations System Modification for Intelligent Network Elements certification for our products will affect our ongoing ability to continue to sell our products to large broadband service providers. In addition, our ability to expand our international operations may be limited by standards in countries or may require us to redesign our products or develop new products to meet local standards. We may not be able to design our products to comply with local requirements, which would impede or prevent our ability to grow our business in those locations. Moreover, as we expand our business and operations globally, we must increase investments to maintain compliance with evolving standards across all of our markets. The costs of complying with evolving standards or failure to obtain timely authorizations or certification could prevent us from selling our products where these standards or regulations apply, which would result in lower revenue and lost market share.

Our failure or the failure of our manufacturers to comply with environmental and other legal regulations could adversely impact our results of operations.

The manufacture, assembly and testing of our products may require the use and disposal of hazardous materials that are subject to environmental, health and safety regulations, or materials subject to laws restricting the use of conflict minerals. We substantially depend upon our third-party manufacturers to comply with these requirements. Any failure by us or our third-party manufacturers to comply with these requirements could result in regulatory penalties, legal claims or disruption of production of our products. In addition, any failure to properly manage the use, transportation, emission, discharge, storage, recycling or disposal of hazardous materials could subject us to increased costs or liabilities. Existing and future environmental regulations and other legal requirements may restrict our use of certain materials to manufacture, assemble and test products. Any of these consequences could adversely impact our results of operations by increasing our expenses and/or requiring us to alter our manufacturing processes.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in additional international markets.

Our products are subject to U.S. export and trade controls and restrictions. International shipments of certain of our products may require export licenses or are subject to additional export requirements. In addition, the import laws of other countries may limit our ability to distribute our products, or our customers' ability to buy and use our products, in those countries. Changes in our products or changes in export and import regulations or duties may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations, duties or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could negatively impact our ability to sell, profitably or at all, our products to existing or potential international customers.

Regulatory and physical impacts of climate change and other natural events may affect our customers and our manufacturers, resulting in adverse effects on our operating results.

As emissions of greenhouse gases continue to alter the composition of the atmosphere, affecting large-scale weather patterns and the global climate, any new regulation of greenhouse gas emissions may result in additional costs to our customers and our manufacturers. In addition, the physical impacts of climate change and other natural events, including changes in weather patterns, drought, rising ocean and temperature levels, earthquakes and tsunamis may impact our customers, suppliers and manufacturers and our operations. These potential physical effects may adversely affect our revenue, costs, production and delivery schedules, and cause harm to our results of operations and financial condition.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

Many of our customers are subject to state and federal regulation of their businesses, and adoption of regulations that affect providers of broadband Internet access services could impede the penetration of our customers into certain markets. For example, the FCC has jurisdiction over many of our U.S. customers, and FCC regulatory policies that create disincentives for investment in access network infrastructure or impact the competitive environment in which our customers operate may harm our business. Moreover, various international regulatory bodies have jurisdiction over certain of our customers outside the U.S. Changes in any of these standards, laws and regulations, or judgments in favor of plaintiffs in lawsuits against broadband service providers based on changed standards, laws and regulations could adversely affect the development of broadband networks and services. This, in turn, could directly or indirectly adversely impact the industries in which our customers operate.

Risks Related to Ownership of Our Common Stock and Other Risks

Our stock price may continue to be volatile, and the value of an investment in our common stock may decline.

The trading price of our common stock has been, and is likely to continue to be, volatile, which means that it could decline substantially within a short period of time and could fluctuate widely in response to various factors, some of which are beyond our control. These factors include those discussed above and others such as quarterly variations in our results of operations or those of our competitors; failure to meet any guidance that we have previously provided regarding our anticipated results; changes in earnings estimates or recommendations by securities analysts; failure to meet securities analysts' estimates; announcements by us or our competitors of new products, significant contracts, commercial relationships, acquisitions or capital commitments; developments with respect to IP rights; our ability to develop and market new and enhanced products on a timely basis; our commencement of, or involvement in, litigation and developments relating to such litigation; changes in governmental regulations; and a slowdown in the communications industry or the general economy.

The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price and volatility of our common stock, regardless of our actual operating performance. Historically, following periods of volatility in the market price of a company's securities, there is increased risk that stockholders may initiate securities class action litigation against the company. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of our management and Board of Directors.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management or our Board of Directors. These provisions include: (i) a classified Board of Directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our Board of Directors; (ii) no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; (iii) the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors; (iv) the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer; (v) a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders; (vi) the requirement that a special meeting of stockholders may be called only by the chairman of the Board of Directors, the chief executive officer or the Board of Directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and (vii) advance notice procedures that stockholders must comply with in order to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us. We are also subject to certain anti-takeover provisions under Delaware law, which prohibits a corporation, in general, from engaging in a business combination with any

holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the Board of Directors has approved the transaction.

We may need additional capital in the future to finance our business.

While our working capital needs to support our business operations and growth have been funded from operating cash flows and through issuance of our common stock under our equity incentive plans, we may need additional capital if our current plans and assumptions change. If our financial position deteriorates, we may not be able to secure a source of financing to support our working capital needs on acceptable terms or at all. If future financings involve the issuance of equity securities, our then-existing stockholders will suffer dilution. If we raise debt financing, we may be subject to restrictive covenants that limit our ability to conduct our business. If we are unable to obtain and sustain operating income and positive cash flows from operations, our liquidity, results of operations and financial condition may be adversely affected. Furthermore, if we are unable to generate sufficient cash flows to support our operational needs, we may need to cease our common stock repurchase program or seek additional sources of liquidity, including borrowings, to support our working capital needs, even if we believe we have generated sufficient cash flows to support our operational needs. There is no assurance that any other sources of liquidity may be available to us on acceptable terms or at all. If we are unable to generate sufficient cash flows or obtain other sources of liquidity, we will be forced to limit our development activities, reduce our investment in growth initiatives and institute cost-cutting measures, all of which would adversely impact our business and growth.

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay a cash dividend on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, our stockholders are not likely to receive any dividends on our common stock for the foreseeable future.

Our failure to adequately address and resolve risks and uncertainties associated with acquisitions could have a material adverse impact on our financial condition and results of operations.

We may acquire businesses, products or technologies to expand our product offerings and capabilities, customer base and business. We have evaluated and expect to continue to evaluate a wide array of potential strategic transactions. Such investments may involve significant risks and uncertainties, including distraction of management from current operations, unanticipated costs, and legal and regulatory challenges, all of which could have a material adverse impact on our financial condition and results of operations. In addition, the anticipated benefit of any acquisition may never materialize or the process of integrating acquired businesses, products or technologies may create unforeseen operating difficulties and expenditures.

We cannot guarantee that our stock repurchase program will be utilized to the full value approved or that it will enhance long-term stockholder value. Repurchases we consummate could increase the volatility of the price of our common stock and could have a negative impact on our available cash balance.

We have a common stock repurchase program of which $102.9 million was available as of December 31, 2024. Under the repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The specific timing, price and size of the purchases will depend on prevailing stock prices, general economic and market conditions, and other considerations consistent with our capital allocation strategy. Stock repurchases could have an impact on our common stock trading prices, increase the volatility of the price of our common stock, or reduce our available cash balance such that we will be required to seek financing to support our operations. The repurchase program does not obligate us to acquire a particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at our discretion, which may result in a decrease in the trading prices of our common stock. Even if our share repurchase program is fully implemented, it may not enhance long-term stockholder value.

General Risks

As a public company, we are subject to significant accounting, legal and regulatory requirements; our failure to comply with these requirements may adversely affect our operating results and financial condition.

We are subject to significant accounting, legal and regulatory requirements, including requirements and rules under the Sarbanes-Oxley Act, or SOX, and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank, among other rules and regulations implemented by the SEC, as well as listing requirements of the New York Stock Exchange, or NYSE. We incur significant accounting, legal and other expenses and must invest substantial time and resources to comply with public company reporting and compliance requirements, including costs to ensure we have adequate internal controls over accounting and financial reporting, proper documentation and testing procedures among other requirements. We cannot be certain that the actions we have taken to implement internal controls over financial reporting will be sufficient. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need

improvement, particularly as we enhance, automate and improve functionality of our processes and internal applications. New laws and regulations as well as changes to existing laws and regulations affecting public companies would likely result in increased costs to us as we respond to their requirements. We continue to invest resources to comply with evolving laws and regulations, and this investment may result in increased general and administrative expense.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our operating results and our stock price.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected. If we are unable to produce accurate financial statements on a timely basis, investors could lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

ITEM 1B.   Unresolved Staff Comments

None.

ITEM 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework, or NIST CSF, and the MITRE ATT&CK® framework. This does not imply that we meet any particular technical standards, specifications or requirements, only that we use the NIST CSF and MITRE ATT&CK® as guides to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas.

Key aspects of our cybersecurity risk management program include the following:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise IT environment;

- a security team principally responsible for managing; (i) our cybersecurity risk assessment processes, (ii) our security controls and (iii) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls and processes;

- cybersecurity awareness training of our employees, incident response personnel and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for key service providers, suppliers and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations or financial condition. We face risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Item 1A "Risk Factors – Cyberattacks or other security incidents that disrupt our operations or compromise data, may expose us to liability, harm our reputation or otherwise adversely affect our business."

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Cybersecurity Committee (the "Committee") since its formation in 2017 oversight of business continuity, cybersecurity, privacy and other IT risks. The Committee oversees management's implementation of our cybersecurity risk management program.

The Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any significant cybersecurity incidents.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also periodically receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our management team, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

Our Chief Commercial Operations Officer and Chief Product Officer are primarily responsible for assessing and managing our material risks from cybersecurity threats and supervise both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Chief Commercial Operations Officer has played a pivotal role in enhancing the Company's cybersecurity frameworks across the enterprise through his experience in risk management and IT governance. He has overseen the implementation of data governance and data protection policies and has been instrumental in fostering a culture of cybersecurity awareness across the organization. Our Chief Product Officer has significantly contributed to the Company's cybersecurity efforts through his experience in product management and development. He has been instrumental in integrating security by design and privacy by design into our products, helping to ensure that cybersecurity is a core component of our product strategy. Collectively, they stay informed about and monitor the prevention, detection, mitigation and remediation of key cybersecurity risks and incidents through various means, which may include briefings with internal and external security team members, threat intelligence and other information obtained from public or private sources and alerts and reports produced by security tools deployed in the IT environment.

Our cybersecurity management team includes our Corporate Vice President, Information Technology, who leads the operational teams responsible for enterprise security, data governance and enterprise incident response and global operations, and our Senior Vice President of Cloud and Engineering operations, who leads the operational teams responsible for product and cloud privacy and security, data governance and product security incident response. Our operational cybersecurity teams are comprised of members with decades of collective experience in IT security systems, tooling, operations and governance; hold various IT security industry certifications and have received specialized cybersecurity training.

ITEM 2.   Properties

We currently lease our corporate headquarters in San Jose, California. In addition to our headquarters site, we lease additional office space in China, India and the U.S. We believe that our facilities are in good condition and are generally suitable to meet our needs for the foreseeable future. We believe that prior to expiration of our current office space leases that we can renew or obtain suitable lease space on commercially reasonable terms for our business needs. In addition, we may continue to seek additional space as needed, and we believe this space will be available on commercially reasonable terms.

ITEM 3.   Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business. We are not currently a party to any legal proceedings that, if determined adversely to us, in our opinion, are currently expected to individually or in the aggregate have a material adverse effect on our business, operating results or financial condition taken as a whole.

ITEM 4.   Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Comparative Stock Prices

Our common stock has been trading on the New York Stock Exchange, under the trading symbol "CALX" since our initial public offering on March 24, 2010. Prior to this time, there was no public market for our common stock.

Number of Common Stockholders

As of February 10, 2025, the approximate number of holders of our common stock was 1,160 (not including beneficial owners of stock held in street name).

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item is incorporated by reference to our 2024 Annual Report to Stockholders, which includes our definitive Proxy Statement for our 2025 Annual Meeting of Stockholders.

Dividends

We have never declared or paid a cash dividend on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

We maintain a common stock repurchase program. Our repurchase activity for the three months ended December 31, 2024 was as follows (in thousands, except per share amounts):

	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 to October 31	—	$ —	—	$ 109,865
November 1 to November 30	228	30.52	228	102,910
December 1 to December 31	—	—	—	102,910
	228		228	

Performance Graph

The following graph shows a comparison of the cumulative total stockholder return on our common stock with the cumulative total returns of the NYSE Composite Index, Russell 2000 Index and the S&P 500 Communications Equipment Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes during the last five fiscal years ended December 31, 2024. Data for the Russell 2000 Index and S&P 500 Communications Equipment assume reinvestment of dividends. Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2024

Legend: Calix, Inc. — NYSE Composite Index — Russell 2000 — S&P 500 Communications Equipment

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Calix, Inc. under the Securities Act of 1933, as amended.

ITEM 6.   **[Reserved]**

ITEM 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate and the beliefs and assumptions of our management. In some cases, forward-looking statements can be identified by the use of words such as "believe," "could," "expect," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "predict," "will," "would," "project," "potential," or the negative thereof or other comparable terminology. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business and industry and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified in the Risk Factors discussed in Item 1A, in the discussion below, as well as in other sections of this Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

Overview

We develop, market and sell our appliance-based platform, cloud and managed services that enable service providers of all types and sizes to innovate and transform their businesses. For our customers to successfully transform their businesses into the innovative BEPs of the future, they require actionable data for critical business functions such as network operations, customer support and marketing. However, this data is often trapped in disparate systems or departmental silos. Our platform, which includes Calix Cloud, Revenue EDGE and Intelligent Access EDGE, gathers, analyzes and applies machine learning to deliver real-time insights seamlessly to each key business function. Our customers utilize these insights to simplify network operations, marketing and customer support and innovate for their customers, business and municipal subscribers by delivering a growing portfolio of SmartLife™ managed services and experiences. This enables BEPs to grow their businesses through increased

27

subscriber acquisition, loyalty and revenue and to reduce their operating costs, while creating value for their members, investors and the communities they serve.

We market our platform and managed services to communication service providers globally through our direct sales force as well as select resellers. Our customers range from smaller, regional service providers to some of the world's largest service providers. Customers are defined into small (less than 250,000 subscribers), medium (250,000 to 2.5 million subscribers) or large (greater than 2.5 million subscribers). We have approximately 1,600 active customers that have deployed passive optical, Active Ethernet or point-to-point Ethernet fiber access networks or our subscriber premise systems.

Our revenue and potential revenue growth will depend on our ability to develop, market and sell our platform and managed services to strategically aligned customers of all types such as WISPs, fiber overbuilders, cable MSOs, municipalities and electric cooperatives in the U.S. and internationally. Our growth is also highly dependent on the speed and willingness of customers to adopt our platform and managed services.

Revenue fluctuations result from many factors, including, but not limited to: increases or decreases in customer orders for our products and services, market, financial or other factors such as government stimulus that may delay or materially impact customer purchasing decisions, non-availability of products due to supply chain challenges, including component and labor shortages and increasing lead times as well as disruptions as a result of pandemics or natural disasters, contractual terms with customers that result in delayed revenue recognition and varying budget cycles and seasonal buying patterns of our customers. More specifically, our customers have in the past spent less in the first quarter as they are finalizing their annual budgets, and in certain regions, customers are challenged by winter weather conditions that inhibit fiber deployment in outside infrastructure. In recent years, as our revenue from our large customers decreased, we have experienced less year-end volatility due to capital budgetary spending or freezing. This, combined with an increase in recurring revenue, has resulted in smaller seasonal fluctuations, and we expect this trend to continue. Our revenue is also dependent upon our customers' success in growing their subscribers, timing of purchases, capital expenditure plans and decisions to upgrade their networks or adopt new technologies, including adoption of our software and cloud platform solutions, as well as our ability to grow our customer base.

Cost of revenue is strongly correlated to revenue and tends to fluctuate due to all of the above factors that may cause revenue fluctuations. Factors that have impacted our cost of revenue, or that we expect may impact cost of revenue in future periods, also include: changes in the mix of products delivered, customer location and regional mix, changes in the cost of our inventory, investments to support expansion of cloud and customer support offerings as well as our customer success organization, changes in product warranty, incurrence of retrofit costs, amortization of intangibles, support fees for silicon-related development work for our products, changes in trade policies, allowances for obligations to our suppliers and inventory write-downs. In addition, we periodically ship by air versus by ocean in order to meet delivery commitments to our customers, which is more costly. Cost of revenue also includes fixed expenses related to our internal operations, which could increase our cost of revenue as a percentage of revenue if our revenue declines.

Our gross profit and gross margin fluctuate based on timing of factors such as changes in customer mix and changes in the mix of products demanded and sold (and any related write-downs of existing inventory or accrual for supplier commitments) and have in the past been and may be negatively impacted by increases in mix of revenue from channel sales rather than direct sales or other unfavorable customer or product mix, shipment volumes and any related volume discounts, changes in our product and services costs, pricing decreases or discounts, new product introductions or upgrades to existing products, customer rebates and incentive programs due to competitive pressure or materials shortages, supply constraints, investments to support expansion of cloud and customer support offerings, tariffs or unfavorable changes in trade policies.

Our operating expenses fluctuate based on the following factors among others: changes in headcount and personnel costs, which comprise a significant portion of our operating expenses; variable compensation due to fluctuations in shipment volumes or level of achievement against performance targets; timing of research and development expenses, including investments in innovative solutions and new customer segments, prototype builds and outsourced development resources; investments in marketing programs; asset write-offs; investments in our business and information technology infrastructure; and fluctuations in stock-based compensation expenses due to timing of equity grants or other factors affecting vesting.

Further, as a result of factors contributing to the fluctuations described above among other factors, many of which are outside our control, our quarterly operating results fluctuate from period to period. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue, costs and expenses during the periods presented. We base our estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. To the extent there are material differences between these estimates and

actual results, our financial statements may be affected. We evaluate our estimates, assumptions and judgments on an ongoing basis.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Revenue is recognized when a performance obligation is satisfied, which occurs when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue from sales of access and premises systems is recognized when control is transferred to the customer, which is generally when the products are shipped. Revenue from software platform licenses, which provides the customer with a right to use the software as it exists, is generally recognized upfront when the license is made available to the customer. Revenue from cloud-based software subscriptions, customer support, maintenance, extended warranty subscriptions and managed services is generally recognized ratably over the contract term. Revenue from professional services and training is recognized as the services are delivered.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our hardware products contain both software and non-software components that function together to deliver the products' essential functionality and therefore constitutes a single performance obligation as the promise to transfer the individual software and non-software components is not separately identifiable and, therefore, not distinct. Cloud-based software subscriptions can include multi-year agreements with a fixed annual fee for a minimum committed usage level. To the extent that minimum committed usage level each year varies, we have concluded that each year represents a distinct stand-ready performance obligation and the transaction price allocated to each performance obligation is recognized as revenue ratably over each annual period.

Our contracts generally include multiple performance obligations. For such arrangements, we allocate the contract's transaction price to each performance obligation using the relative stand-alone selling price of each distinct good or service in the contract. Observable prices of a product or service when we sell them separately based on stratification by classes of customers and products are the best estimate of stand-alone selling prices. However, when stand-alone selling prices are not directly observable, they are estimated, and judgment is required in their determination. In these instances, we determine stand-alone selling prices using all other available information, which may include pricing practices relative to geographies, market conditions, competitive landscape, characteristics of targeted customers for hardware products, internal costs and gross margin objectives for services and internal costs and value assessments for subscriptions.

Inventory Valuation and Supplier Purchase Commitments

Inventory, which primarily consists of finished goods purchased from CMs or ODMs, is stated at the lower of cost (determined by the first-in, first-out method) and net realizable value. Inbound shipping costs and tariffs are included in the cost of inventory. In addition, from time to time, we procure component inventory primarily as a result of manufacturing discontinuation of critical components by suppliers or a change in suppliers. Furthermore, as a result of the global pandemic-induced supply chain challenges and supply assurance plans, we have purchased, and may continue to purchase, excess components from our suppliers and consign components back to our suppliers to be consumed on future finished good builds.

We regularly monitor inventory on-hand and record write-downs for excess and obsolete inventory. We also evaluate our supplier purchase commitments and record a liability for excess and obsolete components consistent with the valuation of our excess and obsolete inventory and future production requirements. These write-downs and accruals are based on our assumptions of demand for our products and requires significant judgement of relevant factors including a comparison of the quantity and cost of inventory on hand to our estimated forecast of customer demand, current levels of orders and backlog, market conditions, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds our estimated selling price. Factors that could influence management's assumptions and judgements include changes in economic conditions, competitive dynamics, losing a key customer, changes in our customers' capital expenditures, government investment programs, technology changes, new product introductions and supply-chain lead times. Actual demand may differ from forecasted demand and may have a material effect on gross profit. If inventory is written down, a new cost basis is established that cannot be increased in future periods.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes, which prescribes standardized categories and disaggregation of information in the reconciliation of provision for income taxes, requires disclosure of disaggregated income taxes paid and modifies other income tax-related disclosure requirements. The updated standard is effective for us beginning

with its 2025 annual reporting period. Early adoption is permitted. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. The updated standard is effective for our annual periods beginning in 2027 and interim periods beginning in the first quarter of 2028. Early adoption is permitted. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

There have been no other accounting pronouncements or changes in accounting pronouncements that are significant or potentially significant to us.

Results of Operations for Years Ended December 31, 2024 and 2023

Revenue

The following table sets forth our revenue by customer size (dollars in thousands):

| | Years Ended December 31, | | | | 2024 vs 2023 Change | | |
	2024		2023		$		%
Large	$	50,776	$	82,627	$	(31,851)	(39)%
Medium		123,977		166,820		(42,843)	(26)%
Small		656,765		790,146		(133,381)	(17)%
	$	831,518	$	1,039,593	$	(208,075)	(20)%

Our revenue decreased by $208.1 million, or 20%, during 2024 compared with 2023. The decrease in revenue in the large- and medium-customer segment was primarily due to a small set of significant customers that slowed purchases while we believe they reevaluated their investment priorities. The decrease in revenue in the small-customer segment was primarily due to what we believe were delayed purchasing decisions of our appliances as our customers evaluated and prepared for various government stimulus programs and customers adjusting their purchases due to our shortened lead times.

Our revenue is principally derived in the U.S. Revenue generated in the U.S. represented 92% of revenue in 2024 and 91% in 2023. Our primary focus has been, and in the near term will continue to be, the U.S. and Canada given our large, direct sales and marketing presence and the amount of government stimulus being invested into underserved and not-served areas of these countries. The decrease in international revenue for 2024, as compared to 2023, was mainly due to lower shipments to Europe and to a lesser extent the Americas outside the U.S.

No customer accounted for more than 10% of our revenue for 2024, 2023 or 2022. See Note 11 "Revenue from Contracts with Customers" to the Consolidated Financial Statements included in this Annual Report on Form 10-K for more details on concentration of revenue for the years presented.

Gross Profit and Gross Margin

The following table sets forth our gross profit and gross margin (dollars in thousands):

| | Years Ended December 31, | | | | 2024 vs 2023 Change | | |
	2024		2023		$		%
Gross profit	$	453,594	$	518,316	$	(64,722)	(12)%
Gross margin		54.6 %		49.9 %			

Gross profit decreased by $64.7 million to $453.6 million during 2024 from $518.3 million during 2023. This decrease was mainly due to the corresponding decrease in revenue. Gross margin increased to 54.6% during 2024 from 49.9% during 2023. The increase in gross margin of 470 basis points, compared to the corresponding period in 2023, was primarily related to a charge of $28.7 million that we recorded in the fourth quarter of 2023 as we wrote down obsolete inventory and accrued a liability for components at suppliers primarily associated with our legacy product family that existed before our shift to an all-platform model. Furthermore, there was a mix shift of hardware sales towards small customers, which generally have higher gross margins, from large- and medium-sized customers. Additionally, we continued to experience growth in our licenses, cloud and managed services, which became a greater percentage of our total revenue since the overall decline in revenue was related to our appliance revenue.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses consist of personnel costs, employee sales commissions, marketing programs and events, software tools and travel-related expenses. The following table sets forth our sales and marketing expenses (dollars in thousands):

| | Years Ended December 31, | | 2024 vs 2023 Change | |
	2024	2023	$	%
Sales and marketing	$ 217,879	$ 214,564	$ 3,315	2 %
Percent of revenue	26 %	21 %		

Sales and marketing expenses increased by $3.3 million during 2024 compared to 2023 primarily due to increases in stock-based compensation of $3.9 million, marketing expenses of $0.8 million and travel expenses of $0.6 million. These increases were partially offset by decreases of outside services of $1.2 million and personnel expenses of $0.7 million.

During 2024, sales and marketing expenses as a percentage of revenue increased to 26% from 21% due to lower revenue compared to 2023. We expect our investments in sales and marketing will be relatively flat in absolute dollars in the near term.

Research and Development Expenses

Research and development expenses include personnel costs, outside contractor and consulting services, depreciation on lab equipment, costs of prototypes and overhead allocations. The following table sets forth our research and development expenses (dollars in thousands):

| | Years Ended December 31, | | 2024 vs 2023 Change | |
	2024	2023	$	%
Research and development	$ 179,870	$ 177,772	$ 2,098	1 %
Percent of revenue	22 %	17 %		
Percent of gross profit	40 %	34 %		

The increase in research and development expenses of $2.1 million during 2024 compared with 2023 was mainly due to increases in depreciation and amortization of $3.0 million, stock-based compensation of $2.1 million, software subscriptions of $1.9 million and personnel expenses of $1.2 million. These increases were partially offset by decreases in prototypes and test equipment expenses of $3.7 million and outside services of $3.5 million as we transition projects from consultants to our own employees.

During 2024, research and development expenses as a percentage of revenue increased to 22% from 17% due to lower revenue compared to 2023. We expect our investments in research and development to remain relatively flat in absolute dollars in the short term as we seek to expand the functionality and capabilities of our platform, cloud and managed services.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs related to our executive, finance, human resources, information technology and legal organizations, outside consulting services, insurance, facilities and fees for professional services. Professional services consist of outside audit, legal, accounting and tax services. The following table sets forth our general and administrative expenses (dollars in thousands):

| | Years Ended December 31, | | 2024 vs 2023 Change | |
	2024	2023	$	%
General and administrative	$ 98,879	$ 100,395	$ (1,516)	(2)%
Percent of revenue	12 %	10 %		

The decrease in general and administrative expenses of $1.5 million in 2024 compared to 2023 was mainly due to a decrease in legal costs due to a settlement in 2023 of $3.3 million and lower outside services expenses of $2.9 million. These decreases were partially offset by increases in stock-based compensation of $2.0 million and personnel expenses of $1.6 million.

During 2024, general and administrative expenses as a percentage of revenue increased to 12% from 10% due to lower revenue compared to 2023. We expect our general and administrative investments to be fairly constant in absolute dollars in the near term and potentially decline as a percentage of revenue over time in relation to anticipated longer-term increased revenue.

Interest Income and Other Expense, Net

The following table sets forth our interest income and other expense, net (dollars in thousands):

| | Years Ended December 31, | | 2024 vs 2023 Change | |
	2024	2023	$	%
Interest income and other expense, net	$ 11,388	$ 9,172	$ 2,216	24 %

Interest income and other expense, net increased by $2.2 million in 2024 compared with 2023 mainly due to a higher rate of interest earned on our cash, cash equivalents and marketable securities as well as a larger cash and marketable securities balance.

Income Taxes

The following table sets forth our income taxes (dollars in thousands):

| | Years Ended December 31, | | 2024 vs 2023 Change | |
	2024	2023	$	%
Income taxes	$ (1,899)	$ 5,432	$ (7,331)	(135)%
Effective tax rate	6 %	16 %		

During 2024, our current tax expense was $8.1 million, and our deferred tax benefit was $10.0 million. Our effective tax rate was lower than the federal statutory rate of 21% primarily due to the impact of stock-based compensation, foreign operations, valuation allowance and uncertain tax positions, offset by research and development tax credits and provision to return adjustments.

During 2023, our current tax expense was $6.1 million, and our deferred tax benefit was $0.7 million. Our effective tax rate was lower than the federal statutory rate of 21% primarily due to research and development tax credits and provision to return adjustments, partially offset by the impact of stock-based compensation and uncertain tax positions.

We continue to maintain a valuation allowance of $30.6 million on certain U.S. federal and California state deferred tax assets that we believe are not more likely than not to be realized in future periods.

Our income taxes may be subject to fluctuation during the year and in future years as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as actual results differing from our estimates of pre-tax earnings in the various jurisdictions in which we operate, which could impact the recognition of our deferred tax assets, the recognition or de-recognition of tax benefits related to uncertain tax positions and changes in or the interpretation of tax laws in jurisdictions where we conduct business.

2023 Compared to 2022

For a comparison of our results of operations for the years ended December 31, 2023 and 2022, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 23, 2024.

Liquidity and Capital Resources

We fund our operations and investing activities primarily through cash flow generated from operations and sales of our common stock. As of December 31, 2024, we had cash, cash equivalents and marketable securities of $297.1 million, which consisted of deposits held at banks and major financial institutions and highly liquid marketable securities such as U.S. government securities and commercial paper. This includes $9.1 million of cash primarily held by our foreign subsidiaries. As of December 31, 2024, our liability for taxes that would be payable because of repatriation of undistributed earnings of our foreign subsidiaries to the U.S. was not significant and limited to withholding taxes considering our existing net operating loss carryovers.

The following table presents the cash inflows and outflows by activity during 2024 and 2023 (in thousands):

| | Years Ended December 31, | |
	2024	2023
Net cash provided by operating activities	$ 68,400	$ 56,251
Net cash used in investing activities	(109,530)	(6,245)
Net cash provided by (used in) financing activities	20,897	(65,926)

Operating Activities

Our operating activities provided cash of $68.4 million in 2024 and $56.3 million in 2023. The increase in net cash provided by operating activities during 2024 as compared to 2023 was due primarily to an increase in our net cash inflow resulting from changes in operating assets and liabilities of $70.7 million partially offset by a decrease in our net operating results after adjustment of non-cash charges of $58.6 million. Non-cash charges consisted of stock-based compensation of $70.8 million and depreciation and amortization of $19.6 million partially offset by deferred income taxes of $10.0 million and net accretion of available-for-sale securities of $5.3 million.

In 2024, cash inflows from changes in operating assets and liabilities primarily consisted of decreases in accounts receivable of $46.7 million and inventory of $30.3 million, both due to lower revenue, and a decrease in prepaid expenses and other assets of $11.2 million. These changes were partially offset by a decrease in accrued liabilities of $36.0 million, a decrease in accounts payable of $15.1 million due to the lower inventory purchases and a decrease in deferred revenue of $13.9 million due to a change in billing practices towards monthly versus annual.

Investing Activities

In 2024, net cash used in investing activities of $109.5 million consisted of net purchases of marketable securities of $91.4 million and capital expenditures of $18.1 million, primarily consisting of purchases of test and computer equipment.

Financing Activities

In 2024, net cash provided by financing activities of $20.9 million consisted of the issuance of common stock related to our equity plans of $31.6 million partially offset by purchases of our common stock of $10.7 million.

2023 Compared to 2022

For a discussion of our liquidity and capital resources and our cash flow activities for the years ended December 31, 2023 and 2022, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 23, 2024.

Working Capital and Capital Expenditure Needs

Our material cash commitments include non-cancelable firm purchase commitments, normal recurring trade payables, compensation-related and expense accruals and operating leases. We believe that our outsourced approach to manufacturing provides us significant flexibility in both managing inventory levels and financing our inventory. Furthermore, we maintain a common stock repurchase program of which $102.9 million was available as of December 31, 2024. Our stock repurchase program does not require us to purchase a specific number of shares and may be modified, suspended or terminated at any time.

We believe, based on our current operating plan and expected operating cash flows, that our existing cash, cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for at least the next twelve months. If we are unable to generate sufficient cash flows or obtain other sources of liquidity, we will be forced to terminate our stock repurchase program, limit our development activities, reduce our investment in growth initiatives and institute cost-cutting measures, all of which may adversely impact our business and potential growth.

Contractual Obligations and Commitments

Our principal commitments as of December 31, 2024 consisted of our contractual obligations under non-cancelable outstanding purchase obligations and operating lease obligations for office space. The following table summarizes our contractual obligations as of December 31, 2024 (in thousands):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Non-cancelable purchase commitments [1]	$ 248,739	$ 129,607	$ 81,709	$ 35,951	$ 1,472
Operating lease obligations [2]	17,374	4,528	5,152	3,544	4,150
	$ 266,113	$ 134,135	$ 86,861	$ 39,495	$ 5,622

[1] Represents outstanding purchase commitments to be delivered by our third-party manufacturers or other vendors. See Note 5 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further discussion regarding our outstanding purchase commitments related to our third-party manufacturers.

(2) Future minimum operating lease obligations in the table above primarily include payments for our office locations, which expire at various dates through 2033, including our new San Jose headquarters lease that will commence in August 2025. See Note 5 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further discussion regarding our operating leases.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing risk. By policy, we do not enter into investments for trading or speculative purposes. As of December 31, 2024, we had cash, cash equivalents and marketable securities of $297.1 million, which was held primarily in cash, money market funds and highly liquid marketable securities such as U.S. government securities, corporate debt and commercial paper. Due to the nature of these money market funds and highly liquid marketable securities, we believe that we do not have any material exposure to changes in the fair value of our cash equivalents and marketable securities because of changes in interest rates.

Foreign Currency Exchange Risk

Our primary foreign currency exposures are described below.

Economic Exposure

The direct effect of foreign currency fluctuations on our sales and expenses has not been material because our sales and expenses are primarily denominated in U.S. dollars, or USD. However, we are indirectly exposed to changes in foreign currency exchange rates to the extent of our use of foreign CMs whom we pay in USD. Increases in the local currency rates of these vendors in relation to USD could cause an increase in the price of products that we purchase. Additionally, if the USD strengthens relative to other currencies, such strengthening could have an indirect effect on our sales to the extent it raises the cost of our products to non-U.S. customers and thereby reduces demand. A weaker USD could have the opposite effect. The precise indirect effect of currency fluctuations is difficult to measure or predict because our sales are influenced by many factors in addition to the impact of such currency fluctuations.

Translation Exposure

Our sales contracts are primarily denominated in USD and, therefore, most of our revenue is not subject to foreign currency risk. We are directly exposed to changes in foreign exchange rates to the extent such changes affect our expenses related to our foreign assets and liabilities with our subsidiaries in China, India and the United Kingdom, whose functional currencies are Chinese Renminbi, or RMB, Indian Rupee, or INR, and British Pounds Sterling, or GBP.

Our operating expenses are incurred primarily in the U.S. and Canada (Canadian Dollar, or CAD), in China associated with our research and development operations that are maintained there, in India for our center of excellence and in the United Kingdom for our international sales and marketing activities. Our operating expenses are generally denominated in the functional currencies of our subsidiaries in which the operations are located. The percentages of our operating expenses denominated in the following currencies for the indicated fiscal years were as follows:

	Years Ended December 31,		
	2024	2023	2022
USD	84 %	86 %	88 %
RMB	6	6	6
INR	4	3	1
CAD	4	4	3
GBP	2	1	2
	100 %	100 %	100 %

If USD had appreciated or depreciated by 10%, relative to RMB, INR, CAD and GBP our operating expenses for 2024 would have decreased or increased by approximately $7.8 million, or approximately 2%.

Foreign exchange rate fluctuations may also adversely impact our financial position as the assets and liabilities of our foreign operations are translated into USD in preparing our Consolidated Balance Sheets. The effect of foreign exchange rate fluctuations on our consolidated financial position for the year ended December 31, 2024 was a net translation loss of $0.1 million. This loss is recognized as an adjustment to stockholders' equity through "Accumulated other comprehensive income (loss)."

Transaction Exposure

We have certain assets and liabilities, primarily accounts receivable and accounts payable (including inter-company transactions) that are denominated in currencies other than the relevant entity's functional currency. In certain circumstances, changes in the functional currency value of these assets and liabilities create fluctuations in our reported consolidated financial position, cash flows and results of operations. Periodically, we use derivatives to hedge against fluctuations in foreign exchange rates. We do not enter into derivatives for speculative or trading purposes. We use foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain assets denominated in foreign currencies. These foreign exchange forward contracts typically have maturities of approximately one to two months. As of December 31, 2024, we had no forward contracts outstanding. Transaction gains and losses on these foreign currency denominated assets and liabilities are recognized each period within "Other expense, net" in our Consolidated Statements of Comprehensive Income (Loss). During the year ended December 31, 2024, the net loss we recognized related to these foreign currency denominated assets and liabilities was approximately $0.7 million.

ITEM 8. **Financial Statements and Supplementary Data**

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Calix, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Calix, Inc. and subsidiaries (the Company) as of December 31, 2024 and December 31, 2023, the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of net realizable value of components and finished goods inventory and excess and obsolete component liabilities

As discussed in Notes 1, 4 and 5 to the consolidated financial statements, the Company has components and finished goods inventories with a carrying value of $102.7 million and excess and obsolete component liabilities of $27.5 million as of December 31, 2024. The Company adjusts the inventory carrying value for excess or obsolete inventory based on assumptions about future demand for products, potential obsolescence of technology, product life cycle, and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds the estimated selling price. These factors are impacted by market and economic conditions, technology changes and new product introductions and require significant estimates that may include elements that are uncertain. The Company also records a liability and a charge to cost of revenue for estimated losses on components the Company is obligated to purchase from its manufacturers when the components have been rendered excess and obsolete due to manufacturing and engineering change orders resulting from design changes, manufacturing discontinuation of products by its suppliers, or in cases where the Company has committed component levels that greatly exceed projected demand.

We identified the evaluation of net realizable value of inventory and excess and obsolete component liabilities as a critical audit matter. Evaluation of the Company's forecasted demand, including the Company's determination of the effect of market and economic conditions, technology and design changes, new product introductions, and discontinuation of products both by the Company and its suppliers required significant auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's inventory process. This included controls over the reviews of the estimates of the net realizable value of excess or obsolete components and finished goods inventory and liabilities for losses on components the Company is obligated to purchase from its manufacturers. For a selection of inventory items owned by the Company, we (1) reperformed the analysis provided by the Company to assess the accuracy of the net realizable value of inventory by comparing historical sales activity, customer order backlog, or demand forecasts to the inventory on hand quantities, and (2) performed inquiries of Company's personnel or inspected documents regarding product end of life announcements, technology and design changes, and new product introductions. For a selection of components subject to the Company's purchase commitments, we (1) evaluated the reasonableness of management's assumptions used to estimate the excess and obsolete component liabilities by considering historical sales activity, customer order backlog, or demand forecasts of the related finished products and (2) performed inquiries of Company's personnel or inspected documents regarding product end of life announcements, technology and design changes, new product introductions, and historical reimbursements to suppliers for excess and obsolete components.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

Santa Clara, California
February 21, 2025

CALIX, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31,	
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 43,162	$ 63,409
Marketable securities	253,929	156,937
Accounts receivable, net	79,321	126,027
Inventory	102,727	132,985
Prepaid expenses and other current assets	105,596	118,598
Total current assets	584,735	597,956
Property and equipment, net	31,153	29,461
Right-of-use operating leases	6,216	9,262
Deferred tax assets	177,601	167,691
Goodwill	116,175	116,175
Other assets	23,387	21,320
	$ 939,267	$ 941,865
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 20,226	$ 34,746
Accrued liabilities	84,167	116,227
Deferred revenue	26,750	36,669
Total current liabilities	131,143	187,642
Long-term portion of deferred revenue	20,883	24,864
Operating leases	3,720	7,421
Other long-term liabilities	2,581	2,956
Total liabilities	158,327	222,883
Commitments and contingencies (See Note 5)		
Stockholders' equity:		
Preferred stock, $0.025 par value; 5,000 shares authorized; no shares issued and outstanding as of December 31, 2024 and 2023	—	—
Common stock, $0.025 par value; 100,000 shares authorized; 66,434 shares issued and outstanding as of December 31, 2024, and 65,052 shares issued and outstanding as of December 31, 2023	1,661	1,627
Additional paid-in capital	1,170,017	1,078,393
Accumulated other comprehensive loss	(612)	(659)
Accumulated deficit	(390,126)	(360,379)
Total stockholders' equity	780,940	718,982
	$ 939,267	$ 941,865

See accompanying notes to consolidated financial statements.

CALIX, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

	Years Ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 831,518	$ 1,039,593	$ 867,827
Cost of revenue	377,924	521,277	432,399
Gross profit	453,594	518,316	435,428
Operating expenses:			
Sales and marketing	217,879	214,564	174,549
Research and development	179,870	177,772	131,994
General and administrative	98,879	100,395	76,275
Total operating expenses	496,628	492,731	382,818
Operating income (loss)	(43,034)	25,585	52,610
Interest income and other expense, net:			
Interest income, net	12,343	9,704	2,009
Other expense, net	(955)	(532)	(577)
Total interest income and other expense, net	11,388	9,172	1,432
Income (loss) before income taxes	(31,646)	34,757	54,042
Income taxes	(1,899)	5,432	13,032
Net income (loss)	$ (29,747)	$ 29,325	$ 41,010
Net income (loss) per common share:			
Basic	$ (0.45)	$ 0.44	$ 0.63
Diluted	$ (0.45)	$ 0.42	$ 0.60
Weighted-average number of shares used to compute net income (loss) per common share:			
Basic	65,879	65,980	65,058
Diluted	65,879	69,320	68,911
Net income (loss)	$ (29,747)	$ 29,325	$ 41,010
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on available-for-sale marketable securities, net	187	1,701	(1,521)
Foreign currency translation adjustments, net	(140)	113	(632)
Total other comprehensive income (loss), net of tax	47	1,814	(2,153)
Comprehensive income (loss)	$ (29,700)	$ 31,139	$ 38,857

See accompanying notes to consolidated financial statements.

CALIX, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2021	64,274	$ 1,607	$ 997,855	$ (320)	$ (430,714)	$ 568,428
Stock-based compensation	—	—	44,826	—	—	44,826
Issuance of common stock under equity incentive plans, net of forfeitures	1,461	37	27,419	—	—	27,456
Net income	—	—	—	—	41,010	41,010
Other comprehensive loss	—	—	—	(2,153)	—	(2,153)
Balance as of December 31, 2022	65,735	1,644	1,070,100	(2,473)	(389,704)	679,567
Stock-based compensation	—	—	62,771	—	—	62,771
Issuance of common stock under equity incentive plans, net of forfeitures	1,527	38	32,111	—	—	32,149
Repurchase of common stock including excise tax	(2,210)	(55)	(86,589)	—	—	(86,644)
Net income	—	—	—	—	29,325	29,325
Other comprehensive income	—	—	—	1,814	—	1,814
Balance as of December 31, 2023	65,052	1,627	1,078,393	(659)	(360,379)	718,982
Stock-based compensation	—	—	70,761	—	—	70,761
Issuance of common stock under equity incentive plans, net of forfeitures	1,724	43	31,549	—	—	31,592
Repurchase of common stock including excise tax	(342)	(9)	(10,686)	—	—	(10,695)
Net loss	—	—	—	—	(29,747)	(29,747)
Other comprehensive income	—	—	—	47	—	47
Balance as of December 31, 2024	66,434	$ 1,661	$ 1,170,017	$ (612)	$ (390,126)	$ 780,940

See accompanying notes to consolidated financial statements.

CALIX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Years Ended December 31,				
		2024		2023		2022
Operating activities:						
Net income (loss)	$	(29,747)	$	29,325	$	41,010
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Stock-based compensation		70,761		62,771		44,826
Depreciation and amortization		19,550		16,631		14,315
Deferred income taxes		(9,969)		(660)		1,932
Net accretion of available-for-sale securities		(5,286)		(4,199)		(1,146)
Changes in operating assets and liabilities:						
Accounts receivable, net		46,706		(32,222)		(8,585)
Inventory		30,258		16,175		(60,280)
Prepaid expenses and other assets		11,167		(60,795)		(38,359)
Accounts payable		(15,138)		(6,369)		12,111
Accrued liabilities		(31,926)		37,070		20,919
Deferred revenue		(13,900)		2,921		9,118
Other long-term liabilities		(4,076)		(4,397)		(8,678)
Net cash provided by operating activities		68,400		56,251		27,183
Investing activities:						
Purchases of property and equipment		(18,054)		(17,855)		(14,067)
Purchases of marketable securities		(301,677)		(216,193)		(191,403)
Sales of marketable securities		49,902		—		—
Maturities of marketable securities		160,299		227,803		181,388
Net cash used in investing activities		(109,530)		(6,245)		(24,082)
Financing activities:						
Proceeds from common stock issuances related to employee benefit plans		31,592		32,149		27,456
Repurchases of common stock		(10,695)		(86,397)		—
Payments related to financing arrangements		—		(11,678)		(2,393)
Net cash provided by (used in) financing activities		20,897		(65,926)		25,063
Effect of exchange rate changes on cash and cash equivalents		(14)		256		(424)
Net increase (decrease) in cash and cash equivalents		(20,247)		(15,664)		27,740
Cash and cash equivalents at beginning of year		63,409		79,073		51,333
Cash and cash equivalents at end of year	$	43,162	$	63,409	$	79,073
Supplemental disclosures of cash flow information:						
Interest paid	$	—	$	253	$	577
Income taxes paid	$	5,878	$	11,873	$	9,607
Non-cash investing activities:						
Changes in accounts payable and accrued liabilities related to purchases of property and equipment	$	484	$	(180)	$	586

See accompanying notes to consolidated financial statements.

CALIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Significant Accounting Policies

Company

Calix, Inc. (together with its subsidiaries, "Calix" or the "Company") was incorporated in August 1999 and is a Delaware corporation. The Company develops, markets and sells an appliance-based platform, cloud and managed services that focus on the subscriber-facing network, the portion of the network that governs available bandwidth and determines the range and quality of services that can be offered to subscribers. This platform, cloud and managed services enable broadband experience providers ("BEPs") of all sizes to innovate and transform their businesses. The Company's BEP customers are empowered to utilize real-time data and insights from the Calix platform to simplify their businesses and deliver experiences that excite their subscribers. These insights enable BEPs to grow their businesses through increased subscriber acquisition, loyalty and revenue, thereby increasing the value of their businesses and contributions to their communities.

Basis of Presentation and Accounting Guidance

The accompanying consolidated financial statements have been prepared in accordance with the requirements of the U.S. Securities and Exchange Commission ("SEC") and U.S. generally accepted accounting principles ("GAAP"). All significant intercompany balances and transactions have been eliminated in consolidation. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP as found in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements is in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, these estimates include, but are not limited to, allowances for doubtful accounts and sales returns, excess and obsolete inventory, allowances for obligations to its contract manufacturers, valuation of stock-based compensation, useful lives assigned to long-lived assets, standard and extended warranty costs, realizability of deferred tax assets and uncertain tax positions and contingencies. Actual results could differ from those estimates, and such differences could be material to the Company's financial position and results of operations.

Revenue Recognition

Revenue is recognized when a performance obligation is satisfied, which occurs when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue from sales of access and premises systems is recognized when control is transferred to the customer, which is generally when the products are shipped. Revenue from software platform licenses, which provides the customer with a right to use the software as it exists, is generally recognized upfront when the license is made available to the customer. Revenue from cloud-based software subscriptions, customer support, maintenance, extended warranty subscriptions and managed services is generally recognized ratably over the contract term. Revenue from professional services and training is recognized as the services are delivered.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company's hardware products contain both software and non-software components that function together to deliver the products' essential functionality and therefore constitutes a single performance obligation as the promise to transfer the individual software and non-software components is not separately identifiable and, therefore, not distinct. Cloud-based software subscriptions can include multi-year agreements with a fixed annual fee for a minimum committed usage level. To the extent that minimum committed usage level each year varies, the Company has concluded that each year represents a distinct stand-ready performance obligation and the transaction price allocated to each performance obligation is recognized as revenue ratably over each annual period.

The Company's contracts generally include multiple performance obligations. For such arrangements, the Company allocates the contract's transaction price to each performance obligation using the relative stand-alone selling price of each distinct good or service in the contract. Observable prices of a product or service when the Company sells them separately based on stratification by classes of customers and products are the best estimate of stand-alone selling prices. However, when stand-alone selling prices are not directly observable, they are estimated, and judgment is required in their determination. In these instances, the Company determines stand-alone selling prices using all other available information, which may include pricing

practices relative to geographies, market conditions, competitive landscape, characteristics of targeted customers for hardware products, internal costs and gross margin objectives for services and internal costs and value assessments for subscriptions.

Cost of Revenue

Cost of revenue consists primarily of finished goods inventory purchased from the Company's contract manufacturers, payroll and related expenses associated with managing the relationships with contract manufacturers, depreciation of manufacturing test equipment, warranty and retrofit costs, excess and obsolete inventory costs, allowances for obligations to its contract manufacturers, shipping charges and amortization of certain intangible assets. It also includes contractor and other costs of services incurred directly related to the delivery of services to customers.

Warranty and Retrofit

The Company offers limited warranties for its hardware products for a period of one or five years, depending on the product type. The Company recognizes estimated costs related to warranty activities as a component of cost of revenue upon product shipment or upon identification of a specific product failure. Under certain circumstances, the Company also provides fixes on specifically identified performance failures for products that are outside of the standard warranty period and recognizes estimated costs related to retrofit activities as a component of cost of revenue upon identification of such product failures. The Company recognizes estimated warranty and retrofit costs when it is probable that a liability has been incurred and the amount of loss is reasonably estimable. The estimates are based upon historical and projected product failure and claim rates, historical costs incurred in correcting product failures and information available related to any specifically identified product failures. Judgment is required in estimating costs associated with warranty and retrofit activities, and the Company's estimates are limited to information available to the Company at the time of such estimates. In some cases, such as when a specific product failure is first identified or a new product is introduced, the Company may initially have limited information and limited historical failure and claim rates upon which to base its estimates, and such estimates may require revision in future periods. The recorded amount is adjusted from time to time for specifically identified warranty and retrofit exposure. Actual warranty and retrofit expenses are charged against the Company's estimated warranty and retrofit liability when incurred. Factors that affect the Company's warranty and retrofit liability include the number of active installed units and historical and anticipated rates of warranty and retrofit claims and cost per claim.

Stock-Based Compensation

Stock-based compensation expense associated with stock options and purchase rights under the Amended and Restated Employee Stock Purchase Plan (the "ESPP") and the Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan (the "NQ ESPP") is measured at the grant date based on the fair value of the award and is recognized, net of forfeitures, as expense over the remaining requisite service period (generally the vesting period) on a straight-line basis.

The fair value of stock option and employee stock purchase right under the ESPP is estimated at the grant date using the Black-Scholes option valuation model. The fair value of the employee stock purchase right under the NQ ESPP is based on closing market price of the Company's common stock on the date of grant.

Stock-based compensation expense associated with performance stock options ("PSOs") with graded vesting features and which contain both a performance and a service condition is measured based on fair value of stock options estimated at the grant date using the Black-Scholes option valuation model, and is recognized, net of forfeitures, as expense over the requisite service period using the graded vesting attribution method.

Compensation expense is only recognized if the Company has determined that it is probable that the performance condition will be met. The Company reassesses the probability of vesting at each reporting period and adjusts compensation expense based on its probability assessment.

Loss Contingencies

The Company occasionally faces legal proceedings from business activities. It evaluates the likelihood of an unfavorable outcome and records a loss contingency when the loss is probable and reasonably estimable. This assessment involves significant judgment and uncertainty, influenced by factors beyond the Company's control. The Company estimates potential losses based on available information and reassesses these estimates quarterly. Changes in estimates could impact the Company's business, operating results, or financial condition. Actual outcomes may differ from these estimates, potentially affecting the Company materially.

Credit Risk and Inventory Supplier Concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. Cash equivalents consist of money market funds and marketable securities with a maturity at the date of purchase of ninety days or less, which are invested through financial

institutions in the United States. Deposits in and investments held by these financial institutions may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company also has approximately $9.1 million of cash held by its foreign subsidiaries in India, China and the United Kingdom. Management believes that the financial institutions that hold the Company's cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these cash and cash equivalents.

The Company depends primarily on a small number of outside contract manufacturers ("CMs") and original design manufacturers ("ODMs") for the bulk of its finished goods inventory. The Company generally purchases its products through purchase orders with its suppliers. While the Company seeks to maintain a sufficient supply of its products, the Company's business and results of operations could be adversely affected by a stoppage or delay in receiving such products, the receipt of defective parts, an increase in price of such products or the Company's inability to obtain lower prices from its CMs, ODMs and other suppliers in response to competitive pressures.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade receivables, accounts payable and other accrued liabilities approximate their fair value due to their relatively short-term nature. Marketable securities are valued using quoted market prices in active markets to determine fair value.

Cash, Cash Equivalents and Marketable Securities

Cash equivalents and marketable securities are stated at amounts that approximate fair value based on quoted market prices.

The Company has invested its excess cash primarily in money market funds and highly liquid marketable securities such as U.S. treasury securities, corporate debt instruments, commercial paper and U.S. government securities. The Company considers all investments with maturities of three months or less when purchased to be cash equivalents. Marketable securities represent highly liquid U.S. treasury securities, corporate debt instruments, commercial paper and U.S. government securities with maturities greater than 90 days at date of purchase. Marketable securities with maturities greater than one year are classified as current because management considers all marketable securities to be available for current operations.

The Company's investments have been classified and accounted for as available-for-sale. Such investments are recorded at fair value and unrealized holding gains and losses are reported as a separate component of comprehensive loss in the stockholders' equity until realized. Realized gains and losses on sales of marketable securities, if any, are determined on the specific identification method and are reclassified from accumulated other comprehensive loss to results of operations as "Other expense, net." Realized gains and losses were not significant for the years ended December 31, 2024 and 2023, respectively.

For the Company's available-for-sale debt securities in an unrealized loss position, the Company determines whether a credit loss exists. In this assessment, among other factors, the Company considers the extent to which the fair value is less than the amortized cost, any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security. If factors indicate a credit loss exists, an allowance for credit loss will be recorded to "Other expense, net," limited by the amount that the fair value is less than the amortized cost basis. The amount of fair value change relating to all other factors will be recognized in other comprehensive loss.

See Note 2 "*Cash, Cash Equivalents and Marketable Securities.*"

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for expected credit losses at contract inception resulting from the inability of its customers to make required payments. The Company records a specific allowance and revises the expected loss based on an analysis of individual past-due balances. Additionally, based on historical write-offs and the Company's collection experience, the Company records an additional allowance based on a percentage of outstanding receivables. The Company performs credit evaluations of its customers' financial condition. These evaluations require judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history and a financial review of the customer. Actual collection losses may differ from management's estimates, and such differences could be material to the Company's financial position and results of operations.

Inventory Valuation and Supplier Purchase Commitments

Inventory, which primarily consists of finished goods purchased from CMs or ODMs, is stated at the lower of cost (determined by the first-in, first-out method) and net realizable value. Inbound shipping costs and tariffs are included in the cost of inventory. In addition, from time to time, the Company procures component inventory primarily as a result of manufacturing discontinuation of critical components by suppliers or a change in suppliers. Furthermore, as a result of the global pandemic-induced supply chain challenges and supply assurance plans, the Company has purchased, and may continue to purchase,

excess components from its suppliers and consign components back to its suppliers to be consumed on future finished good builds.

The Company regularly monitors inventory on-hand and record write-downs for excess and obsolete inventory. The Company also evaluates its supplier purchase commitments and records a liability for excess and obsolete components consistent with the valuation of the Company's excess and obsolete inventory and future production requirements. These write-downs and accruals are based on the Company's assumptions of demand for our products and requires significant judgement of relevant factors including a comparison of the quantity and cost of inventory on hand to the Company's estimated forecast of customer demand, current levels of orders and backlog, market conditions, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds the Company's estimated selling price. Factors that could influence management's assumptions and judgements include changes in economic conditions, competitive dynamics, winning or losing a key customer, changes in the Company's customers' capital expenditures, government investment programs, technology changes, new product introductions and supply-chain lead times. Actual demand may differ from forecasted demand and may have a material effect on gross profit. If inventory is written down, a new cost basis is established that cannot be increased in future periods.

Contract Costs

The Company capitalizes certain sales commissions related primarily to multi-year cloud-based software subscriptions and extended warranty support contracts.

Capitalized commissions are amortized as sales and marketing expenses over the period that the related revenue is recognized, which can be up to five years for extended warranty. The Company classifies the unamortized portion of deferred commissions as current or noncurrent based on the timing of when the Company expects to recognize the expense. The current and noncurrent portions of deferred commissions are included in "Prepaid expenses and other current assets" and "Other assets," respectively, in the Company's Consolidated Balance Sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful life of each asset. Generally, computer equipment is depreciated over two years; purchased software is depreciated over three to five years; test equipment is depreciated over three years; furniture and fixtures are depreciated over seven years; and leasehold improvements are depreciated over the shorter of the respective lease term or the estimated useful life of the asset. Maintenance and repairs are charged to expense as incurred.

Goodwill

Goodwill was recorded as a result of the Company's acquisitions of Occam Networks, Inc. in 2011 and Optical Solutions, Inc. in 2006. The Company records goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized but instead is subject to an annual impairment test or more frequently if events or changes in circumstances indicate that it may be impaired. The Company evaluates goodwill on an annual basis as of the end of the second quarter of each fiscal year. Management has determined that it operates as a single reporting unit and, therefore, evaluates goodwill impairment at the enterprise level.

At the end of the second quarter of 2024, the Company completed its annual goodwill impairment test. Based on its assessment of certain qualitative factors such as market capitalization, management concluded that the fair value of the Company was more likely than not greater than its carrying amount as of July 2, 2024. As such, it was not necessary to perform the two-step quantitative goodwill impairment test at the time.

There have been no significant events or changes in circumstances subsequent to the 2024 annual impairment test that would more likely than not indicate that the carrying value of goodwill may have been impaired as of December 31, 2024. There were no impairment losses for goodwill for the years ended December 31, 2024, 2023 or 2022.

Deferred Revenue

Deferred revenue results from transactions where the Company billed the customer for products or services and when cash payments are received or due prior to transferring control of the promised goods or services to the customer.

Payment terms to customers typically range from net 30 to net 90 days and vary by the size and location of customer and the products or services offered. The period between the transfer of control of the promised good or service to a customer and when payment is due is not a significant financing component.

Income Taxes

The Company evaluates its tax positions and estimates its current tax exposure along with assessing temporary differences that result from different book to tax treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on the Company's Consolidated Balance Sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the Company's Consolidated Statements of Comprehensive Income (Loss) become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, realization of the Company's deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

The Company must assess the likelihood that deferred tax assets will be recovered from future taxable Income, and if the Company determines that recovery is not more likely than not, the Company must establish a valuation allowance. Management judgment is required in determining its provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets.

Newly Adopted Accounting Standards

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting, which expanded annual and interim disclosure requirements for reportable segments. The Company adopted the new standard effective January 1, 2025. See Footnote 12 *Segment Information.*

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes, which prescribes standardized categories and disaggregation of information in the reconciliation of provision for income taxes, requires disclosure of disaggregated income taxes paid and modifies other income tax-related disclosure requirements. The updated standard is effective for the Company beginning with its 2025 annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. The updated standard is effective for the Company's annual periods beginning in 2027 and interim periods beginning in the first quarter of 2028. Early adoption is permitted. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

There have been no other accounting pronouncements or changes in accounting pronouncements that are significant or potentially significant to the Company.

2. Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities consisted of the following (in thousands):

	December 31,	
	2024	2023
Cash and cash equivalents:		
Cash	$ 20,664	$ 18,040
Commercial paper	10,058	32,837
U.S. government securities	7,550	9,969
Money market funds	4,890	2,563
Total cash and cash equivalents	43,162	63,409
Marketable securities:		
Corporate debt securities	123,701	7,000
U.S. government securities	66,582	92,277
U.S. government agency securities	24,411	43,521
Commercial paper	22,715	14,139
Certificates of deposit	16,520	—
Total marketable securities	253,929	156,937
	$ 297,091	$ 220,346

The carrying amounts of the Company's money market funds approximate their fair values due to their nature, duration and short maturities. As of December 31, 2024, all marketable securities were due in three years or less.

The amortized cost and fair value of marketable securities as of December 31, 2024 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains, net	Fair Value
Corporate debt securities	$ 123,519	$ 182	$ 123,701
U.S. government securities	74,118	14	74,132
U.S. government agency securities	24,380	31	24,411
Certificates of deposit	16,505	15	16,520
Commercial paper	32,766	7	32,773
	$ 271,288	$ 249	$ 271,537

The amortized cost and fair value of marketable securities as of December 31, 2023 were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains (Losses), net	Fair Value
U.S. government securities	$ 102,167	$ 80	$ 102,247
Commercial paper	47,003	(28)	46,975
U.S. government agency securities	43,573	(52)	43,521
Corporate debt securities	6,999	1	7,000
	$ 199,742	$ 1	$ 199,743

3. Fair Value Measurements

The Company measures its cash equivalents and marketable securities at fair value on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company utilizes the following three-tier value hierarchy which prioritizes the inputs used in measuring fair value:

> Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1 for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-driven valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Unobservable inputs to the valuation derived from fair valuation techniques in which one or more significant inputs or significant value drivers are unobservable. The fair value hierarchy also requires the Company to maximize the use of observable inputs, when available, and to minimize the use of unobservable inputs when determining inputs and determining fair value.

The following tables sets forth the Company's financial assets measured at fair value on a recurring basis based on the three-tier fair value hierarchy (in thousands):

As of December 31, 2024	Level 1	Level 2	Total
Money market funds	$ 4,890	$ —	$ 4,890
U.S. government securities	74,132	—	74,132
Corporate debt securities	—	123,701	123,701
Commercial paper	—	32,773	32,773
U.S. government agency securities	—	24,411	24,411
Certificates of deposit	—	16,520	16,520
	$ 79,022	$ 197,405	$ 276,427

As of December 31, 2023	Level 1	Level 2	Total
Money market funds	$ 2,563	$ —	$ 2,563
U.S. government securities	102,246	—	102,246
Commercial paper	—	46,976	46,976
U.S. government agency securities	—	43,521	43,521
Corporate debt securities	—	7,000	7,000
	$ 104,809	$ 97,497	$ 202,306

4. Balance Sheet Details

Accounts receivable, net consisted of the following (in thousands):

	December 31,	
	2024	2023
Accounts receivable	$ 79,632	$ 126,331
Allowance for doubtful accounts	(311)	(304)
	$ 79,321	$ 126,027

The table below summarizes the changes in allowance for doubtful accounts and product return liability for the periods indicated (in thousands):

	Balance at Beginning of Year	Additions Charged to Expenses or Revenue Net of Recoveries	Write Offs and Returns	Balance at End of Year
Year Ended December 31, 2024:				
Allowance for doubtful accounts	$ 304	$ 264	$ (257)	$ 311
Product return liability	2,897	3,212	(3,681)	2,428
Year Ended December 31, 2023:				
Allowance for doubtful accounts	$ 397	$ 43	$ (136)	$ 304
Product return liability	2,961	4,761	(4,825)	2,897
Year Ended December 31, 2022:				
Allowance for doubtful accounts	$ 725	$ (276)	$ (52)	$ 397
Product return liability	1,836	5,622	(4,497)	2,961

Inventory consisted of the following (in thousands):

	December 31,			
	2024		**2023**	
Components	$	21,735	$	22,119
Finished goods		80,992		110,866
	$	102,727	$	132,985

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,			
	2024		**2023**	
Supplier deposits	$	62,620	$	78,131
Prepaid expenses and other current assets		42,976		40,467
	$	105,596	$	118,598

Property and equipment, net consisted of the following (in thousands):

	December 31,			
	2024		**2023**	
Test equipment	$	57,595	$	50,853
Computer equipment		14,561		13,615
Software		11,146		12,972
Leasehold improvements		2,173		2,122
Furniture and fixtures		1,268		1,283
		86,743		80,845
Accumulated depreciation and amortization		(55,590)		(51,384)
	$	31,153	$	29,461

Depreciation and amortization expenses were $19.6 million, $16.6 million and $14.3 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Accrued liabilities consisted of the following (in thousands):

	December 31,			
	2024		**2023**	
Compensation and related benefits	$	36,004	$	36,741
Component inventory held by suppliers		8,855		32,182
Professional and consulting fees		5,385		7,717
Current portion of warranty and retrofit		5,288		5,655
Taxes payable		5,048		4,317
Customer advances or rebates		4,882		5,967
Operating leases		4,303		4,142
Product returns		2,428		2,897
Insurance		2,019		2,107
Operations		1,735		1,080
Freight		1,640		1,510
Litigation settlement		—		3,250
Other		6,580		8,662
	$	84,167	$	116,227

Changes in the Company's accrued warranty and retrofit liability were as follows (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Balance at beginning of year	$ 8,029	$ 8,386	$ 9,594
Provision for warranty and retrofit charged to cost of revenue	2,268	3,282	1,315
Utilization of reserve	(3,010)	(3,639)	(2,523)
Balance at end of year	$ 7,287	$ 8,029	$ 8,386

5. Commitments and Contingencies

Lease Commitments

The Company leases office space under non-cancelable operating leases. Certain of the Company's operating leases contain renewal options and rent acceleration clauses. Future minimum payments under the non-cancelable operating leases for leases that have commenced consisted of the following as of December 31, 2024 (in thousands):

Year Ending December 31,	Future Minimum Lease Payments
2025	$ 4,528
2026	1,659
2027	1,235
2028	707
2029 and thereafter	340
Total future minimum lease payments	8,469
Less imputed interest	(446)
	$ 8,023

As of December 31, 2024, the operating lease liability consisted of the following (in thousands):

Accrued liabilities - current portion of operating leases	$ 4,303
Operating leases	3,720
	$ 8,023

The Company leases its headquarters office space in San Jose, California under a lease agreement that expires in December 2025. The future minimum lease payments under the lease are $2.5 million as of December 31, 2024 and are included in the tables above. In December 2024, the Company entered into a new headquarters office lease agreement for 23,000 square feet in San Jose, California. The lease is expected to commence in August 2025 for a term of 90 months. The future minimum lease payments of $8.9 million are not included in the table above.

The above tables also include future minimum lease payments for the Company's office facilities in Petaluma, California; Plymouth, Minnesota; Richardson, Texas; Bangalore, India; and Nanjing, China, which expire at various dates through 2029.

In November 2021, the Company entered into a sublease for a portion of the San Jose headquarters office space that was previously abandoned. The sublease commenced in August 2022 for a term of 39 months. The Company received $0.8 million, $0.8 million and $0.3 million in sublease income in 2024, 2023 and 2022, respectively. Future minimum sublease payments were $0.7 million for 2025 as of December 31, 2024.

The weighted average discount rate for the Company's operating leases as of December 31, 2024 was 4.8%. The weighted average remaining lease term as of December 31, 2024 was 2.7 years.

For the years ended December 31, 2024, 2023 and 2022, total rent expense of the Company was $5.1 million, $4.8 million and $4.6 million, respectively. Cash paid within operating cash flows for operating leases was $4.5 million for each of the years ended December 31, 2024, 2023 and 2022.

Purchase Commitments

The Company's CMs and ODMs place orders for component inventory based upon the Company's build forecasts and pursuant to stated component lead times to ensure adequate component supply. The components are used by the CMs and ODMs to build the products included in the build forecasts. The Company generally does not take ownership of the components held by CMs and ODMs. The Company places purchase orders with its CMs and ODMs in order to fulfill its monthly finished product

inventory requirements. The Company incurs a liability when the CMs and ODMs convert the component inventory to a finished product and takes ownership of the finished goods inventory.

The Company has from time to time, and subject to certain conditions, reimbursed certain suppliers for component inventory purchases when this inventory has been rendered excess or obsolete, for example due to manufacturing and engineering change orders resulting from design changes, manufacturing discontinuation of products by its suppliers, or in cases where the Company has committed inventory levels that exceed projected demand. In the event of termination of services with a manufacturing partner, the Company has purchased, and may be required to purchase in the future, certain of the remaining components inventory held by the CM or ODM as well as any outstanding orders pursuant to the contractual provisions with such CM or ODM. The estimated excess and obsolete component liabilities related to manufacturing and engineering change orders, termination of manufacturing partners and other factors are recorded against Supplier Deposits in "Prepaid expenses and other current assets" or included in "Accrued liabilities" in the accompanying Consolidated Balance Sheets, because the corresponding component parts have not been received by the Company. The amounts were $27.5 million and $32.2 million as of December 31, 2024 and 2023, respectively. The Company records the related charges in "Cost of revenue" in its Consolidated Statements of Comprehensive Income (Loss).

As of December 31, 2024 and 2023, the Company had approximately $138.8 million and $176.3 million, respectively, of outstanding purchase commitments for inventories to be delivered by its suppliers, including CMs and ODMs.

Litigation

From time to time, the Company is involved in various legal proceedings arising from the normal course of business activities. The Company is not currently a party to any legal proceeding that, if determined adversely to the Company, in management's opinion, is currently expected to individually or in the aggregate have a material adverse effect on the Company's business, operating results or financial condition taken as a whole.

Indemnifications

The Company from time to time enters into contracts that require it to indemnify various parties against claims from third parties. These contracts primarily relate to (i) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises, (ii) agreements with the Company's officers, directors and certain employees, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company, (iii) contracts under which the Company may be required to indemnify customers against third-party claims that a Company product infringes a patent, copyright or other intellectual property right and (iv) agreements under which the Company may be required to indemnify the counterparty for certain claims that may be brought against them arising from the Company's acts or omissions with respect to the transactions contemplated by such agreements.

Because any potential obligation associated with these types of contractual provisions are not quantified or stated, the overall maximum amount of the obligation cannot be reasonably estimated. Historically, the Company has not been required to make payments under these obligations, and no liabilities have been recorded for these obligations in the accompanying Consolidated Balance Sheets.

6. Stockholders' Equity

Preferred Stock

The Board of Directors has the authority, without a further vote of the stockholders, to designate and issue up to 5.0 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of the Company's preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company or other corporate action. Since the Company's initial public offering, the Board of Directors has not designated any rights, preference or powers of any preferred stock, and no shares of preferred stock have been issued.

Common Stock

Holders of the Company's common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. No dividends have been declared or paid as of December 31, 2024.

Stock Repurchase Program

The Company maintains a common stock repurchase program. Under the repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The specific timing, price and size of the purchases depends on prevailing stock prices, general economic and market conditions, and other considerations consistent with the Company's capital allocation strategy. The repurchase program does not obligate the Company to acquire a particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at the Company's discretion. During the year ended December 31, 2024, the Company purchased 0.3 million shares of common stock for $10.7 million at an average price per share of $31.31. As of December 31, 2024, the remaining authorized balance under this program was $102.9 million.

Equity Incentive Plans

2019 Equity Incentive Award Plan

The 2019 Equity Incentive Award Plan (the "2019 Plan") supersedes and replaces the 2010 Equity Incentive Award Plan (the "2010 Plan") and preceding plans. The terms and conditions of the 2010 Plan will continue to govern any outstanding awards granted under the 2010 Plan. Employees and consultants of the Company, its subsidiaries and affiliates and the Company's Board of Directors members are eligible to receive awards under the 2019 Plan. The 2019 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or cash-based awards and dividend equivalents to eligible individuals. Stock options granted under the 2019 Plan are granted at a price not less than 100% of the fair market value of the common stock on the date of grant. Stock options issued under the 2019 Plan generally vest 25% on the first anniversary of the vesting commencement date and on a quarterly basis thereafter for a period of an additional three years. The options have a maximum term of ten years. As of December 31, 2024, there were 2.8 million shares available for issuance under the 2019 Plan.

In February 2023, PSOs covering an aggregate of 1.2 million shares of common stock were awarded to certain executives with a grant date average exercise price of $51.57 per share. The actual number of shares underlying the PSOs that could become earned was contingent upon achievement of annual financial targets for bookings and non-GAAP operating income for 2023 (together, the "2023 Performance Targets") during the one-year performance period, with equal weighting for each measure. In February 2024, the Compensation Committee of the Board of Directors certified achievement of the 2023 Performance Targets and determined that 54.5% of the shares underlying the PSOs were earned, subject to the four-year service condition. Pursuant to the grant, 25% of the earned PSOs were vested and became exercisable on the first anniversary of the grant date, and the remaining 75% of the shares of common stock will vest and become exercisable in substantially equal quarterly installments over the subsequent three years, subject to the executive's continued service with the Company through the respective vesting dates. Stock-based compensation expense of $5.5 million and $9.2 million was recognized for the years ended December 31, 2024 and 2023, respectively, related to these awards.

In February 2024, PSO awards exercisable for up to an aggregate of 2.4 million shares of common stock were granted to certain Company executives with a grant date exercise price of $34.26 per share and divided into two plans, with the first plan accounting for 75% of the total shares granted and the second plan accounting for 25% of the total shares granted. The actual number of shares earned is contingent upon achievement of annual financial targets for bookings and non-GAAP net operating income for 2024 (collectively, the "2024 Performance Targets") during the one-year performance period. These PSO awards will vest, subject to certification by the Compensation Committee of the Company's Board of Directors upon the achievement of the 2024 Performance Targets, as to 25% of the PSOs earned on the one year anniversary of the date of grant, and as to the remaining 75% of the PSOs earned, in substantially equal quarterly installments over the subsequent three years, subject to the executive's continuous service with the Company through the respective vesting dates. For the first plan, if the non-GAAP net operating income target and the bookings target are each achieved below 80% of target, no shares would be awarded, and the PSO awards would be forfeited in full. If either target is achieved at the minimum threshold of 80% of target, then the shares are awarded at 75% of the granted shares, with an increasing percentage of shares awarded above the minimum thresholds up to 120% of the granted shares for each target. Each target result is then equally weighted, and the combined total determines the percent of target shares earned. The maximum combined award is 100%. For the second plan, if the annual bookings target is achieved below 90% of target, the PSO awards would be forfeited in full. If the target is achieved at the minimum threshold of 90% of target, then the shares are awarded at 75% with an increasing percentage of shares awarded above the minimum thresholds up to 100% of the granted shares. The maximum award is 100%.

In January 2025, the Compensation Committee certified the achievement related to the 2024 Performance Targets and determined that 58.9% of shares underlying the PSOs were earned, subject to the on-going service condition, and 41.1% of the shares underlying the PSOs were immediately forfeited. Stock-based compensation expense of $13.1 million was recognized for the year ended December 31, 2024 related to these PSOs.

The following table summarizes the stock option activity under the Company's equity incentive plans (in thousands, except per share data):

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value [1]
Outstanding as of December 31, 2023	10,323	$ 34.37		
Granted	2,968	34.03		
Exercised	(290)	9.59		
Canceled	(818)	51.88		
Outstanding as of December 31, 2024	12,183	$ 33.70	7.0	$ 94,885
Vested and expected to vest as of December 31, 2024	11,874	$ 33.58	6.9	$ 94,571
Options exercisable as of December 31, 2024	7,120	$ 28.61	5.8	$ 91,658

(1) Amounts represent the difference between the exercise price and the fair market value of common stock at December 31, 2024 of $34.87 per share for all "in-the-money" options outstanding.

During the years ended December 31, 2024, 2023 and 2022, total intrinsic value of stock options exercised was $9.0 million, $16.7 million and $31.0 million, respectively. Cash received from employee stock option exercises in 2024, 2023 and 2022 was $2.8 million, $5.2 million and $6.7 million, respectively.

Employee Stock Purchase Plans

The ESPP allows eligible employees to purchase shares of the Company's common stock through payroll deductions of up to 15% of their eligible compensation subject to certain Internal Revenue Code limitations. In addition, participants may purchase up to 2,000 shares of common stock in each offering period.

The offering periods under the ESPP are two six-month offering periods from August 15th through February 14th and February 15th through August 14th of each year. The price of common stock purchased under the ESPP is 85% of the lower of the fair market value of the common stock on the commencement date and the end date of each six-month offering period. The total shares authorized for issuance under the ESPP is 12.4 million shares. As of December 31, 2024, there were 4.2 million shares available for issuance under the ESPP. During the year ended December 31, 2024, 0.3 million shares were purchased under the ESPP. As of December 31, 2024, unrecognized stock-based compensation expense of $0.4 million related to the ESPP is expected to be recognized over a remaining service period of 0.1 years.

The NQ ESPP allows eligible employees to purchase shares of the Company's common stock through payroll deductions of up to 25% of their eligible recurring compensation. Eligible employees have the right to (a) purchase the maximum number of whole shares of common stock that can be purchased with the elected payroll deductions during each offering period for which the employee is enrolled at a purchase price equal to the closing price of the Company's common stock on the last day of such offering period and (b) receive an equal number of shares of the Company's common stock that are subject to a risk of forfeiture in the event the employee terminates employment within the one year period immediately following the purchase date. The NQ ESPP provides quarterly offering periods from February 8th through May 7th, May 8th through August 7th, August 8th through November 7th and November 8th through February 7th of each year, with a maximum of 0.35 million shares allocated per purchase period.

The maximum number of shares of common stock currently authorized for issuance under the NQ ESPP is 7.5 million shares. As of December 31, 2024, there were 2.2 million shares available for issuance under the NQ ESPP. During the year ended December 31, 2024, 1.2 million shares were purchased and issued. As of December 31, 2024, unrecognized stock-based compensation expense of $13.3 million related to the NQ ESPP is expected to be recognized over a remaining weighted-average service period of 0.8 years.

Stock-Based Compensation

The following table summarizes stock-based compensation expense (in thousands):

	Years Ended December 31,					
	2024		2023		2022	
Cost of revenue	$	2,933	$	2,913	$	2,700
Sales and marketing		20,810		16,893		12,001
Research and development		19,083		17,000		12,165
General and administrative		27,935		25,965		17,960
	$	70,761	$	62,771	$	44,826
Income tax benefits recognized	$	6,964	$	10,993	$	11,501

The following table summarizes the weighted-average grant date fair values of the Company's stock-based awards granted in the periods indicated:

	Years Ended December 31,					
	2024		2023		2022	
Stock options	$	17.21	$	23.02	$	31.86
ESPP	$	10.53	$	17.96	$	18.51
NQ ESPP	$	33.66	$	42.51	$	52.91

The Company values employee stock purchase rights under the NQ ESPP at the closing market price of the Company's common stock on the date of grant.

The Company estimates the fair value of stock options and employee stock purchase right under the ESPP at the grant date using the Black-Scholes option-pricing model. This model requires the use of the following assumptions:

(i) Expected volatility of the Company's common stock – The Company computes its expected volatility assumption based on a blended volatility (50% historical volatility and 50% implied volatility from traded options on the Company's common stock). The selection of a blended volatility assumption was based upon the Company's assessment that a blended volatility is more representative of the Company's future stock price trend as it weighs the historical volatility with the future implied volatility.

(ii) Expected life of the option award – Represents the weighted-average period that the stock options are expected to remain outstanding. The Company's computation of expected life utilizes the simplified method in accordance with Staff Accounting Bulletin No. 110 due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The mid-point between the vesting date and the expiration date is used as the expected term under this method.

(iii) Expected dividend yield – The assumption is zero based on the Company's history of not paying dividends and no future expectations of dividend payouts.

(iv) Risk-free interest rate – Based on the U.S. Treasury yield curve in effect at the time of grant with maturities approximating the grant's expected life.

The following table summarizes the weighted-average assumptions used in estimating the grant-date fair value of stock options and of each employee's purchase right under the ESPP in the periods indicated:

	Years Ended December 31,		
Stock Options	2024	2023	2022
Expected volatility	51 %	52 %	58 %
Expected life (years)	6.0	6.1	6.1
Risk-free interest rate	4.27 %	4.02 %	3.15 %

	Years Ended December 31,		
ESPP	2024	2023	2022
Expected volatility	48 %	47 %	62 %
Expected life (years)	0.5	0.5	0.5
Risk-free interest rate	5.15 %	5.31 %	2.16 %

In addition, the Company applies an estimated forfeiture rate to awards granted and records stock-based compensation expense only for those awards that are expected to vest. Forfeiture rates are estimated at the time of grant based on the Company's

historical experience. Further, to the extent the Company's actual forfeiture rate is different from management's estimate, stock-based compensation is adjusted accordingly.

As of December 31, 2024, unrecognized stock-based compensation expense by award type, net of estimated forfeitures, and their expected weighted-average recognition periods are summarized in the following table (in thousands).

	Stock Option	ESPPs
Unrecognized stock-based compensation expense	$ 64,207	$ 13,661
Weighted-average amortization period (in years)	1.7	0.8

The Company expects to recognize stock-based compensation expense of $49.0 million in 2025, $21.4 million in 2026, $6.6 million in 2027 and $0.9 million in 2028.

Shares Reserved for Future Issuance

As of December 31, 2024, the Company had common shares reserved for future issuance as follows (in thousands):

Stock options outstanding	12,183
Shares available for future grant under 2019 Plan	2,840
Shares available for future issuance under ESPP	4,218
Shares available for future issuance under NQ ESPP	2,241
	21,482

7. Employee Benefit Plan

The Company sponsors a 401(k) tax-deferred savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, a percentage of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company, at the discretion of the Board of Directors, may make additional matching contributions on behalf of the participants. The Company made matching contributions totaling $5.5 million, $5.2 million and $4.1 million in 2024, 2023 and 2022, respectively.

8. Accumulated Other Comprehensive Loss

The table below summarizes the changes in accumulated other comprehensive loss by component:

	Unrealized Gains and Losses on Available-for-Sale Marketable Securities	Foreign Currency Translation Adjustments	Total
Balance as of December 31, 2022	$ (1,700)	$ (773)	$ (2,473)
Other comprehensive income	1,701	113	1,814
Balance as of December 31, 2023	1	(660)	(659)
Other comprehensive income (loss)	187	(140)	47
Balance as of December 31, 2024	$ 188	$ (800)	$ (612)

Assets and liabilities of the Company's wholly owned foreign subsidiaries are translated from their respective functional currencies at exchange rates in effect at the balance sheet date, and revenue and expenses are translated at the monthly average exchanges rates. These translations result in differences called foreign currency translation adjustments. Realized foreign currency transaction gains or losses were not significant during the years ended December 31, 2024, 2023 or 2022 and were recorded in "Other expense, net" in the Company's Consolidated Statements of Comprehensive Income (Loss). Realized gains and losses on sales of available-for-sale marketable securities, if any, are reclassified from accumulated other comprehensive loss to "Other expense, net" in our Consolidated Statements of Comprehensive Income (Loss).

9. Income Taxes

The domestic and foreign components of income before incomes taxes were as follows (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Domestic	$ (36,990)	$ 30,983	$ 51,442
Foreign	5,344	3,774	2,600
	$ (31,646)	$ 34,757	$ 54,042

Income taxes consisted of the following (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Current:			
Federal	$ 3,181	$ (2,407)	$ 3,671
State	2,110	6,493	6,555
Foreign	2,779	2,006	874
Current income tax	8,070	6,092	11,100
Deferred:			
Federal	(8,120)	2,050	6,336
State	(926)	(2,525)	(4,372)
Foreign	(923)	(185)	(32)
Deferred income tax	(9,969)	(660)	1,932
	$ (1,899)	$ 5,432	$ 13,032

The differences between the statutory and effective tax rates, expressed as a percentage of net income before income taxes, were as follows:

	Years Ended December 31,		
	2024	**2023**	**2022**
Federal statutory rate	21.0 %	21.0 %	21.0 %
Impact of state taxes	0.9	2.6	(4.9)
Foreign operations	(4.2)	0.8	—
R&D tax credits	14.0	(13.5)	(9.1)
U.S. tax impact of foreign operations	(0.4)	(2.4)	7.8
Stock-based compensation	(24.3)	8.8	—
Other permanent items	(1.7)	2.5	1.2
Provision to return adjustments	6.4	(9.7)	(0.4)
Valuation allowance	(2.1)	—	1.3
Attribute expiration	(0.1)	0.8	5.5
Uncertain tax positions	(3.5)	4.7	1.7
	6.0 %	15.6 %	24.1 %

The significant components of the Company's deferred tax assets were as follows (in thousands):

	December 31,		
	2024		2023
Deferred tax assets:			
Net operating loss carryforwards	$ 1,405	$	1,020
Tax credit carryforwards	53,788		58,349
Inventory	14,737		16,592
Accruals and reserves	5,090		6,684
Deferred revenue	9,463		13,460
Stock-based compensation	13,787		12,087
Lease liability	1,445		2,277
Capitalized R&D	114,050		93,340
Other	383		144
Gross deferred tax assets	214,148		203,953
Valuation allowance	(30,571)		(29,908)
Total deferred tax assets	183,577		174,045
Deferred tax liabilities:			
Fixed assets	(1,760)		(1,484)
Right of use assets	(1,006)		(1,710)
Intangible assets	(3,211)		(3,160)
Total deferred tax liabilities	(5,977)		(6,354)
	$ 177,600	$	167,691

All deferred taxes, along with any related valuation allowance, are classified in the Consolidated Balance Sheet as long-term.

A valuation allowance is required when, based upon an assessment of various factors, including recent operating loss history, anticipated future earnings, and prudent and reasonable tax planning strategies, it is more likely than not that some portion of the deferred tax assets will not be realized. At each reporting period, the Company assesses the estimated future realizability of the gross carrying value of its deferred tax assets. The Company's periodic assessments take into consideration both positive evidence (future profitability projections for example and recent financial performance) and negative evidence (historical financial performance for example) as it relates to evaluating the future recoverability of its deferred tax assets. The valuation allowance increased by $0.7 million from 2023 to 2024. During the twelve months ended December 31, 2024, the Company released a valuation allowance of $0.6 million related to federal foreign tax credits that the Company expects to utilize prior to expiration. The Company continues to maintain a valuation allowance of $30.6 million on certain U.S. state deferred tax assets that the Company believes are not more likely than not to be realized in future periods.

As of December 31, 2024, the Company had U.S. state net operating losses of approximately $23.6 million which will expire at various dates through 2039 if not utilized. Additionally, the Company has U.S. federal, California and other U.S. states research and development credits of approximately $39.6 million, $52.5 million and $2.7 million as of December 31, 2024, respectively. The U.S. federal research and development credits will expire at various dates through 2044 if not utilized. The California research and development credits have no expiration date. The credits related to other various U.S. states have begun to expire and will continue to expire at various dates through 2039.

Uncertain Tax Positions

ASC 740, *"Income Taxes,"* prescribes a recognition threshold and measurement attribute to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires the Company to recognize the financial statement effects of an uncertain tax position when it is more likely than not that such position will be sustained upon audit. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as interest expense and income tax expense, respectively, in its Consolidated Statements of Comprehensive Income (Loss).

The Company's unrecognized tax benefits were as follows (in thousands):

| | Years Ended December 31, | |
	2024	2023
Balance at beginning of year	$ 32,449	$ 29,215
Reduction for tax positions related to prior year	(121)	(19)
Additions for tax positions related to prior year	—	580
Additions for tax positions related to current year	2,310	2,673
Balance at end of year	$ 34,638	$ 32,449

As of December 31, 2024 and 2023, the Company had unrecognized tax benefits of $34.6 million and $32.4 million, respectively, $18.9 million of which would affect the Company's effective tax rate if recognized. There were no accrued interest or penalties for uncertain income tax as of December 31, 2024.

The Company files tax returns in the United States and various state jurisdictions, China, India and the United Kingdom. The tax years 2000 through 2024 remain open and subject to examination by the appropriate governmental agencies due to tax attribute carryforwards.

In December 2021, the Organization for Economic Cooperation and Development enacted model rules for a new global minimum tax framework ("Pillar Two"), and certain governments in countries which the Company operates have enacted local Pillar Two legislation, with an effective date from January 1, 2024. The Company currently does not expect Pillar Two to have a material impact on its financial statements.

10. Net Income (Loss) Per Common Share

The computation of basic and diluted net income (loss) per common share for the periods indicated was as follows (in thousands, except per share data):

| | Years Ended December 31, | | |
	2024	2023	2022
Numerator:			
Net income (loss)	$ (29,747)	$ 29,325	$ 41,010
Denominator:			
Weighted-average common shares — basic	65,879	65,980	65,058
Effect of dilutive potential common shares	—	3,340	3,853
Weighted-average common shares — diluted	65,879	69,320	68,911
Basic net income (loss) per common share	$ (0.45)	$ 0.44	$ 0.63
Diluted net income (loss) per common share	$ (0.45)	$ 0.42	$ 0.60
Potentially dilutive shares excluded, weighted-average	12,057	4,688	1,758

Unvested restricted stock awards are included in the calculation of basic weighted-average shares for all periods presented with net income because such shares are participating securities; however, the impact was immaterial.

Potentially dilutive shares have been excluded from the computation of diluted net income per common share when their effect is antidilutive. These antidilutive shares were primarily from stock options.

11. Revenue from Contracts with Customers

Contract Asset

Contract assets include amounts recognized as revenue prior to the Company's contractual right to bill the customer. Amounts are billed in accordance with the agreed-upon contractual terms. The balance as of December 31, 2024 was $2.8 million of which the Company expects to bill 34% of the balance during 2025.

Contract Liability

Deferred revenue was $47.6 million and $61.5 million as of December 31, 2024 and 2023, respectively. The decrease in deferred revenue of $13.9 million is primarily driven by revenue recognized of $31.3 million that was included in the deferred revenue balance at the beginning of the year and a trend to move to monthly from annual billing arrangements. This was partially offset by cash payments received or due in advance of satisfying the Company's performance obligations.

Revenue allocated to remaining performance obligations ("RPOs") represents contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods but excludes variable consideration where the monthly invoicing is based on usage or where actual usage exceeds the minimum commitment. RPOs were $325.8 million as of December 31, 2024, and the Company expects to recognize as revenue 37% of this amount over the next 12 months and a large majority of the remainder over the two years thereafter.

Contract Costs

The Company capitalizes certain sales commissions related primarily to multi-year subscriptions and extended warranty support for which the expected amortization period is greater than one year. As of December 31, 2024 and 2023, the unamortized balance of deferred commissions was $17.9 million and $12.0 million, respectively. For the years ended December 31, 2024, 2023 and 2022, the amount of amortization was $8.9 million, $6.5 million and $4.0 million, respectively. There was no impairment loss in relation to the costs capitalized for these respective periods.

Concentration of Customer Risk

No customer accounted for more than 10% of the Company's revenue for the years ended December 31, 2024, 2023 and 2022.

One customer represented 23% and 19% of the Company's accounts receivable as of December 31, 2024 and 2023, respectively. Another customer represented 14% of the Company's accounts receivable as of December 31, 2023.

12. Segment Information

The Company develops, markets and sells an appliance-based broadband platform, cloud and managed services, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the Company unit level. Accordingly, the Company is considered to be in a single reporting segment and operating unit structure. The Company's chief operating decision maker ("CODM") is the Company's Chief Executive Officer, who reviews financial information presented on a Company-wide basis, for purposes of allocating resources and evaluating financial performance. The CODM assesses the performance of the single segment and allocates resources based on revenue and measures derived from gross margin and operating income (loss) that is reported in the Consolidated Statements of Comprehensive Income (Loss). In addition, the CODM uses a measure derived from operating expenses in the Consolidated Statements of Comprehensive Income (Loss) to monitor budget versus actual results to determine the Company's and management's performance. The Company does not have intra-entity sales or transfers. The measure of the single segment assets is the consolidated assets in the Consolidated Balance Sheet. The accounting policies of the single segment are the same as described in the significant accounting policies.

Geographic Information:

A summary of revenue disaggregated by geographic region based upon the location of the customers was as follows (in thousands):

	Years Ended December 31,		
	2024	2023	2022
United States	$ 764,593	$ 944,201	$ 786,802
Europe	34,322	54,265	26,916
Americas excluding U.S.	25,583	32,696	41,892
Middle East & Africa	5,917	7,457	10,885
Asia Pacific	1,103	974	1,332
	$ 831,518	$ 1,039,593	$ 867,827

The Company's property and equipment, net of accumulated depreciation, were located in the following geographical areas (in thousands):

	December 31,	
	2024	2023
United States	$ 27,601	$ 25,231
China	2,818	3,385
India	734	845
	$ 31,153	$ 29,461

Selected Financial Information:

The following table presents selected financial information with respect to the Company's single operating segment (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 831,518	$ 1,039,593	$ 867,827
Adjusted cost of revenue [1]	(372,177)	(515,633)	(427,708)
Adjusted sales and marketing operating expenses [2]	(197,069)	(197,671)	(162,548)
Adjusted research and development operating expenses [3]	(160,787)	(160,772)	(119,829)
Adjusted general and administrative operating expenses [4]	(70,944)	(71,180)	(58,315)
Other segment items [5]	(73,575)	(68,752)	(46,817)
Interest income and other expenses, net	11,388	9,172	1,432
Income taxes	1,899	(5,432)	(13,032)
Net income (loss)	$ (29,747)	$ 29,325	$ 41,010

[1] GAAP cost of revenue adjusted for stock-based compensation, intangible asset amortization and tariff refund (2022 only).

[2] GAAP sales and marketing operating expenses adjusted for stock-based compensation.

[3] GAAP research and development operating expenses adjusted for stock-based compensation.

[4] GAAP general and administrative operating expenses adjusted for stock-based compensation and litigation settlement (2023 only).

[5] Other segment items consisted of stock-based compensation expense, tariff refund (2022 only) and litigation settlement (2023 only).

ITEM 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

There were no changes in nor any disagreements with accountants on accounting principles or practices, financial statement disclosure, auditing scope or procedures, or other reportable events requiring disclosure pursuant to Item 304(b) of Regulation S-K.

ITEM 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, which we refer to as the evaluation date, we carried out an evaluation under the supervision and with the participation of management, including our principle executive officer and principle financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

The purpose of this evaluation was to determine whether as of the evaluation date our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in our filings with the SEC, (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based upon this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 framework). Based on our evaluation, management has concluded that we maintained effective control over financial reporting as of December 31, 2024 based on the COSO criteria. The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K.

Limitations on the Effectiveness of Controls

Our disclosure controls and procedures provide our principal executive officer and our principal financial officer reasonable assurances that our disclosure controls and procedures will achieve their objectives. However, our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting can or will prevent all human error. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are internal resource constraints, and the benefit of controls must be weighed relative to their corresponding costs. Because of the limitations in all control systems, no evaluation of controls can provide complete assurance that all control issues and instances of error, if any, within our company are detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to human error or mistake. Additionally, controls, no matter how well designed, could be circumvented by the individual acts of specific persons within the organization. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fourth quarter of 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. **Other Information**

Insider Trading Agreements

During the three months ended December 31, 2024, none of our directors or officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) adopted, terminated or modified a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.


PART III


ITEM 10. **Directors, Executive Officers and Corporate Governance**

We have an insider trading policy, or Trading Policy, governing the purchase, sale and other dispositions of our securities that applies to all of our personnel, including directors, officers, employees and other covered persons. We also follow procedures for the repurchase of our securities. We believe that our Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to us. A copy of our Trading Policy is filed as Exhibit 19.1 to this Form 10-K.

Information required by this Item 10 relating to our directors is incorporated by reference to the information set forth under the captions "Proposal No. 1—Election of Directors" and "Director Compensation" and in other applicable sections of the Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act, or the Proxy Statement, to be filed within 120 days of the end of the fiscal year covered by this Report. Information required by this Item 10 relating to our officers is incorporated by reference to the information set forth under the captions "Executive Officers" and "Executive Compensation" and in other applicable sections of the Proxy Statement. Information regarding our Section 16 reporting compliance is incorporated by reference to the information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement.

We have adopted a code of ethics, which applies to all employees, officers and directors of Calix. The Code of Business Conduct and Ethics meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, and applies to our Chief Executive Officer, Chief Financial Officer and all other employees, as indicated above. The Code of Business Conduct and Ethics also meets the requirements of a code of conduct under NYSE listing standards. The Code of Business Conduct and Ethics is posted on our website at www.calix.com under the links "About - Investor Relations - Governance - Code of Conduct." We intend to disclose any amendments to the Code of Business Conduct and Ethics, as well as any waivers for executive officers or directors, on our website at www.calix.com.

ITEM 11. **Executive Compensation**

Information required by this Item 11 relating to executive compensation and other matters is incorporated by reference to the information set forth under the caption "Compensation Discussion and Analysis" and in other applicable sections of the Proxy Statement.

ITEM 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Information required by this Item 12 relating to security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and in other applicable sections of the Proxy Statement. Information regarding securities authorized for issuance under our equity compensation plans is incorporated by reference to the information set forth under the caption "Equity Compensation Plan Information" of the Proxy Statement.

ITEM 13. **Certain Relationships and Related Transactions, and Director Independence**

Information required by this Item 13 relating to certain relationships and related transactions and director independence is incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" and in other applicable sections of the Proxy Statement.

ITEM 14. **Principal Accountant Fees and Services**

Our independent registered public accounting firm is KPMG LLP, Santa Clara, CA Auditor Firm ID: 185

Information required by this Item 14 relating to principal account fees and services is incorporated by reference to the information set forth under the caption "Principal Accountant Fees and Services" of the Proxy Statement.

ITEM 15. **Exhibits, Financial Statement Schedules**

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

The consolidated financial statements of Calix and the report of independent registered public accounting firm thereon are set forth under Part II, Item 8 of this report.

2. Consolidated Financial Statement Schedules

All schedules have been omitted because they are not applicable, not required, not presently in amounts sufficient to require submission of the schedule, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

3. Exhibits

The following exhibits are filed with or incorporated by reference in this report. Where such filing is made by incorporation by reference to a previously filed registration statement or report, such registration statement or report is identified in parentheses. We will furnish any exhibit upon request to: Calix Investor Relations at InvestorRelations@calix.com.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Calix, Inc. (filed as Exhibit 3.3 to Amendment No. 7 to Calix's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference)
3.2	Amended and Restated Bylaws of Calix, Inc. (filed as Exhibit 3.5 to Amendment No. 7 to Calix's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference)
4.1	Form of Calix, Inc.'s Common Stock Certificate (filed as Exhibit 4.1 to Amendment No. 7 to Calix's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference)
4.2	Description of Securities (filed as Exhibit 4.2 to Calix's Form 10-K filed with the SEC on February 21, 2020 (File No. 001-34674) and incorporated by reference).
10.1*	Calix, Inc. 2010 Equity Incentive Award Plan and related documents (filed as Exhibit 10.4 to Amendment No. 6 to Calix's Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference)
10.2	Form of Indemnification Agreement made by and between Calix, Inc. and each of its directors, executive officers and some employees (filed as Exhibit 10.5 to Amendment No. 6 to Calix's Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference)
10.3*	Offer Letter between Calix, Inc. and Carl Russo dated November 1, 2006 (filed as Exhibit 10.8 to Amendment No. 1 to Calix's Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference)
10.4*	Offer Letter by and between Calix, Inc. and Michael Weening dated May 20, 2016 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on August 3, 2016 (File No. 001-34674) and incorporated by reference)
10.5*	Amendment to Letter Agreement dated November 12, 2020 between Calix, Inc. and Michael Weening (filed as Exhibit 10.6 to Calix's Form 10-K filed with the SEC on February 22, 2021 (File No. 001-34674) and incorporated by reference)
10.6*	Offer Letter between Calix, Inc. and Cory Sindelar dated September 28, 2017 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on August 11, 2017 (File No. 001-34674) and incorporated by reference)
10.7*	Nonstatutory Inducement Stock Option Grant Notice between Calix, Inc. and Cory Sindelar dated October 1, 2017 (filed as Exhibit 10.3 to Calix's Form 10-Q filed with the SEC on August 11, 2017 (File No. 001-34674) and incorporated by reference)

Exhibit Number	Description
10.8	Net Lease Agreement by and between Calix, Inc. and Orchard Parkway San Jose, LLC dated March 9, 2018 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on May 5, 2018 (File No. 001-34674) and incorporated by reference)
10.9	First Amendment to Net Lease Agreement by and between Calix, Inc. and Orchard Parkway San Jose, LLC dated November 14, 2018 (filed as Exhibit 10.30 to Calix's Form 10-K filed with the SEC on March 1, 2019 (File No. 001-34674) and incorporated by reference)
10.10	Second Amendment to Net Lease Agreement by and between Calix, Inc. and Orchard Parkway San Jose, LLC dated December 10, 2020 (filed as Exhibit 10.12 to Calix's Form 10-K filed with the SEC on February 22, 2021 (File No. 001-34674) and incorporated by reference)
10.11*	Calix, Inc. Third Amended and Restated 2019 Equity Incentive Award Plan (incorporated by reference from Appendix A to Calix's definitive proxy statement on Schedule 14A, filed with the SEC on March 31, 2023 (File No. 001-34674))
10.12*	Calix, Inc. 2019 Equity Incentive Award Plan - Form of Notice of Grant of Stock Option and Option Agreement (filed as Exhibit 10.14 to Calix's Form 10-K filed with the SEC on February 22, 2021 (File No. 001-34674) and incorporated by reference)
10.13*	Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended May 16, 2019 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on July 25, 2019 (File No. 001-34674) and incorporated by reference)
10.14*	Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended May 16, 2019 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on July 25, 2019 (File No. 001-34674) and incorporated by reference)
10.15*	Calix, Inc. Second Amended and Restated Employee Stock Purchase Plan (incorporated by reference from Appendix B to Calix's definitive proxy statement on Schedule 14A, filed with the SEC on April 1, 2022 (File No. 001-34674))
10.16*	Calix, Inc. Third Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan (incorporated by reference from Appendix B to Calix's definitive proxy statement on Schedule 14A, filed with the SEC on March 31, 2023 (File No. 001-34674))
10.17*	Calix, Inc. Amended and Restated Executive Change in Control and Severance Plan effective March 26, 2021 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on April 27, 2021 (File No. 001-34674) and incorporated by reference)
10.18*	Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended February 11, 2021 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on April 27, 2021 (File No. 001-34674) and incorporated by reference)
10.19*	Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended February 11, 2021 (filed as Exhibit 10.3 to Calix's Form 10-Q filed with the SEC on July 27, 2021 (File No. 001-34674) and incorporated by reference)
10.20*	Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended August 11, 2021 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on October 26, 2021 (File No. 001-34674) and incorporated by reference)
10.21*	Second Amendment to Letter Agreement between Calix, Inc. and Michael Weening dated August 11, 2021 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on October 26, 2021 (File No. 001-34674) and incorporated by reference)
10.22*	Promotion Letter between Calix, Inc. and Michael Weening dated September 30, 2022 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on October 25, 2022 (File No. 001-34674) and incorporated by reference)
10.23*	Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended February 9, 2023 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on July 24, 2023 (File No. 001-34674) and incorporated by reference)
10.24*	Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended February 9, 2023 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on July 24, 2023 (File No. 001-34674) and incorporated by reference)
10.25	Office Lease Agreement between Calix, Inc. and SR Winchester, LLC dated December 16, 2024
19.1	Calix, Inc. Insider Trading Compliance Policy, as amended May 11, 2023
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP, independent registered public accounting firm
24.1	Power of Attorney (included on signature page to this Annual Report on Form 10-K)
31.1	Certification of Principal Executive Officer of Calix, Inc. Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	Certification of Principal Financial Officer of Calix, Inc. Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	Certification of Principal Executive Officer and Principal Financial Officer of Calix, Inc. Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Calix, Inc. Policy for Recovery of Erroneously Awarded Compensation dated October 2, 2023
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document

Exhibit Number	Description
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*   Indicates management contract or compensatory plan or arrangement.

ITEM 16.   Form 10-K Summary

None.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Calix, Inc.
(Registrant)

Dated: February 21, 2025	By:	/s/ Michael Weening
		Michael Weening
		President, Chief Executive Officer and Director
		(Principal Executive Officer)

Dated: February 21, 2025	By:	/s/ Cory Sindelar
		Cory Sindelar
		Chief Financial Officer
		(Principal Financial Officer)

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Michael Weening and Cory Sindelar, and each of them, with full power of substitution and re-substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 21, 2025.

Signature	Title	Date
/s/ Michael Weening Michael Weening	President, Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2025
/s/ Cory Sindelar Cory Sindelar	Chief Financial Officer (Principal Financial Officer)	February 21, 2025
/s/ Carl Russo Carl Russo	Chairman of the Board of Directors	February 21, 2025
/s/ Kevin Peters Kevin Peters	Lead Independent Director	February 21, 2025
/s/ Christopher Bowick Christopher Bowick	Director	February 21, 2025
/s/ Kathy Crusco Kathy Crusco	Director	February 21, 2025
/s/ Eleanor Fields Eleanor Fields	Director	February 21, 2025
/s/ Kira Makagon Kira Makagon	Director	February 21, 2025
/s/ Rajatish Mukherjee Rajatish Mukherjee	Director	February 21, 2025
/s/ Wade Oosterman Wade Oosterman	Director	February 21, 2025